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UNITED STATES	OMB Number: 3235-0518
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Washington, D.C. 20549	hours per response 0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO.)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Superior Copper Corporation
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Ontario

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nighthawk Gold Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

868147109
(CUSIP Number of Class of Securities (if applicable))

Joseph P. Galda, Esq., 323 Pine Street, Suite 702, Easton, PA 18042, 215-815-1534
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.  Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507. SEC 2560 (12-08) Persons who respond to  the  collection  of  information  contained in  this  form  are  not  required  to  respond  unless  the  form  displays a  currently  valid  OMB  control  number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Management Information Circular

Item 2. Informational Legends

See Management Information Circular

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III - CONSENT TO SERVICE OF PROCESS

Form F-X is being filed concurrently.

PART IV - SIGNATURES

(1)
Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2016	By:	/s/ Michael Leskovec
Michael Leskovec
Chief Financial Officer

NOTE TO UNITED STATES SHAREHOLDERS:

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

NOTICE OF SPECIAL MEETING OF SUPERIOR COPPER CORP.

TO BE HELD ON MAY 26, 2016

MANAGEMENT INFORMATION CIRCULAR

With Respect to, among other things, a Proposed

AMALGAMATION

Involving

SUPERIOR COPPER CORPORATION, NIGHTHAWK GOLD CORP. AND 2504106 ONTARIO INC.

April 25, 2016

These materials are important and require your immediate attention. They require the shareholders of Superior Copper Corporation to make important decisions. Please carefully read this Management Information Circular, including the schedules thereto, as they contain detailed information relating to, among other things, the master agreement in respect of the proposed amalgamation among Superior Copper Corporation, Nighthawk Gold Corp. and 2504106 Ontario Inc. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your broker, lawyer or other professional advisor.

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this Management Information Circular and any representation to the contrary is an offence.

April 25, 2016

Dear Shareholders of Superior Copper Corporation:

It is my pleasure to extend to you, on behalf of the board of directors (the “Superior Board”) of Superior Copper Corporation (“Superior”), an invitation to attend the special meeting (the “Meeting”) of the shareholders of Superior (the “Superior Shareholders") to be held at 9:00 a.m. (Eastern Standard Time) on Thursday, May 26, 2016 at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2.

The Amalgamation

On February 24, 2016, Superior entered into a master agreement (the “Master Agreement”) providing for the acquisition by Nighthawk Gold Corp. (“Nighthawk”) of Superior by way of a three‐cornered amalgamation (the “Amalgamation”) under the provisions of the Business Corporations Act (Ontario) (“OBCA”).

Terms of the Amalgamation

Under the terms of the Amalgamation, Superior will amalgamate with a wholly‐owned subsidiary of Nighthawk, and all of the issued and outstanding common shares of Superior (“Superior Shares”) will be acquired by Nighthawk from the existing holders thereof in consideration of the issuance of 0.32493545 of one common share of Nighthawk (each whole such common share, a “Nighthawk Share”) for each Superior Share so held (the “Exchange Ratio”), other than any Superior Shareholders (“Dissenting Shareholders”), if any, validly exercising rights of dissent (“Dissent Rights”) pursuant to Section 185 of the OBCA (the “Amalgamation Consideration”). On the effective date of the Amalgamation (the “Effective Date”), the Amalgamation Consideration will be allotted pro rata to all issued and outstanding Superior Shares (other than any Superior Shares held by Superior Shareholders validly exercising Dissent Rights, if any). In addition, on the Effective Date, each stock option of Superior (each, a “Superior Option”) that remains unexercised shall be exchanged by the holder thereof for an option to purchase from Nighthawk (each, a “Replacement Nighthawk Security”) such number of Nighthawk Shares at an exercise price as is adjusted in accordance with the Exchange Ratio. All other terms and conditions of the Replacement Nighthawk Securities will be the same as the option for which they were exchanged. Each common share purchase warrant of Superior (each, a “Superior Warrant”) outstanding on the Effective Date shall be automatically adjusted in accordance with the terms thereof and shall represent a right to acquire Nighthawk Shares in lieu of Superior Shares on the same terms and conditions, subject to adjustment in number and exercise price based upon the Exchange Ratio.

Shareholder Vote

At the Meeting, the Superior Shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Amalgamation (the “Amalgamation Resolution”). To be effective, the Amalgamation Resolution must be passed at the Meeting by at least 66⅔% of the votes cast on the Amalgamation Resolution by the Superior Shareholders present in person or represented by proxy at the Meeting. Each of the directors and senior officers of Superior and certain other Superior Shareholders have entered into voting agreements with Nighthawk agreeing to support the Amalgamation and vote their Superior Shares in favour of the Amalgamation Resolution, subject to certain exceptions.

The accompanying notice of special meeting of Superior Shareholders (the “Notice of Meeting”) and management information circular (the “Circular”) provides a description of the Amalgamation and includes certain additional information to assist you in considering how to vote on the Amalgamation Resolution. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

Superior Board Recommendation

After careful consideration and upon receiving the recommendation of the special committee of the Superior Board following receipt of the fairness opinion of Primary Capital Inc., as well as a thorough review of other matters, including those discussed under the heading “Description of the Transaction” in the accompanying Circular, the Superior Board unanimously determined that the Amalgamation is fair and in the best interests of Superior and the Superior Shareholders. Accordingly, the Superior Board unanimously approved the entering into of the Master Agreement and unanimously recommends that Superior Shareholders vote FOR the Amalgamation Resolution.

You are urged to review in detail the full reasons for the recommendation of the Superior Board which are set out in the accompanying Circular under the “Description of the Transaction – Recommendation of the Superior Board”.

Vote Your Shares Today FOR the Amalgamation Resolution

Your vote is very important regardless of the number of Superior Shares you own. If you are a registered holder of Superior Shares as recorded on the register maintained by or on behalf of Superior (a “Registered Superior Shareholder”) and you are unable to attend the Meeting in person, we encourage you to complete, sign, date and return the accompanying form of proxy (the “Proxy”) so that your Superior Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed Proxy must be received by Superior’s transfer agent, Computershare Investor Services Inc. (according to the instructions on the Proxy), not later than 9:00 a.m. (Eastern Standard Time) on May 24, 2016, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you hold Superior Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting.

If you are a Registered Superior Shareholder, we encourage you to complete, sign, date and return the enclosed letter of transmittal (printed on pink paper) (the “Letter of Transmittal”) in accordance with the instructions set out therein and in the Circular, together with the certificate(s) representing your Superior Shares to Superior’s depositary at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the exchange of Superior Shares for Nighthawk Shares and should be reviewed carefully. Each Superior Option or Superior Warrant, to the extent it has not been exercised as of the Effective Date, will be automatically exchanged or entitle the holder to acquire Nighthawk Shares in lieu of Superior Shares based on the Exchange Ratio, as applicable, without any further act or formality required on the part of the holder thereof.

Conditions

In order to be effective, the Amalgamation Resolution must be approved by at least 66⅔% of the votes cast on the Amalgamation Resolution by Superior Shareholders, present in person or by proxy at the Meeting. For additional details, see “Particulars of Matters to be Acted Upon at the Meeting – Approval of the Amalgamation Resolution” in the accompanying Circular.

Subject to obtaining the requisite approvals of the Superior Shareholders, and any other requisite approvals, it is anticipated that the Amalgamation will be completed as soon as practicable following approval of the Amalgamation Resolution by Superior Shareholders at the Meeting, and following the satisfaction or waiver of all other conditions precedent to the Amalgamation.

The accompanying Circular contains a detailed description of the Amalgamation and the matters to be considered at the Meeting, as well as detailed information regarding Nighthawk and certain pro forma and other information regarding the combined company after giving effect to the Amalgamation. It also includes certain risk factors relating to Superior and Nighthawk, the combined company assuming the completion of the Amalgamation, the completion of the Amalgamation and the potential consequences of Superior Shareholders exchanging their respective Superior Shares and Superior Options for Nighthawk Shares and Replacement Nighthawk Securities, respectively, in connection with the Amalgamation.

On behalf of Superior, I would like to thank all Superior Shareholders for their continuing support.

Yours truly,

(signed) “John Tait”

John Tait
President and Chief Executive Officer

SUPERIOR COPPER CORPORATION

141 Adelaide Street West, Suite 301

Toronto, Ontario  M5H 3L5

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders (the “Superior Shareholders”) of Superior Copper Corporation (“Superior” or the “Corporation”) will be held at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2 on Thursday, the 26th day of May, 2016, at the hour of 9:00 o'clock in the morning (Eastern Standard Time) for the following purposes:

1.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution of the shareholders of Superior (the “Amalgamation Resolution”), the full text of which is set forth in the accompanying Management Information Circular dated April 25, 2016 (the “Circular”), to approve the amalgamation (the “Amalgamation”) of Superior and 2504106 Ontario Inc. (“Newco”), a wholly-owned subsidiary of Nighthawk Gold Corp. (“Nighthawk”), under the provisions of the Business Corporations Act (Ontario) in accordance with the master agreement dated February 24, 2016 among Superior, Nighthawk and Newco, as more particularly set out in the Circular; and

2.	to transact such further and other business as may properly come before the said Meeting or any adjournment or adjournments thereof.

A copy of the Circular accompanies this Notice of Meeting. Specific details of the matters proposed to be put before the Meeting are set forth in the Circular. The full text of the Amalgamation Resolution (being item (1) above) is set out under the heading “Particulars of Matters to be Acted Upon at the Meeting – Approval of the Amalgamation Resolution” attached to the accompanying Circular.

The board of directors of Superior (the “Superior Board”) unanimously recommends that Superior Shareholders vote in favour of the Amalgamation Resolution. It is a condition to the completion of the Amalgamation that the Amalgamation Resolution be approved at the Meeting.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the form of proxy or voting instruction form delivered to them together with this Notice of Meeting.

RECORD DATE AND PROXY DELIVERY DATE

The record date for determination of Superior Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on April 18, 2016 (the “Record Date”). Only Superior Shareholders whose names have been entered in the register of holders of common shares of Superior (the “Superior Shares”) at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. Each Superior Share entitled to be voted on each resolution at the Meeting will entitle the holder thereof to one vote at the Meeting on all matters to come before the Meeting. The Amalgamation Resolution must be approved by at least 66⅔% of the votes cast on the Amalgamation Resolution by Superior Shareholders, present in person or by proxy at the Meeting.

A Superior Shareholder may attend the Meeting in person or may be represented by proxy. Superior Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received by Superior’s transfer agent, Computershare Investor Services Inc., by mail: 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1; or by fax: 1.866.249.7775 not later than 9:00 a.m. (Eastern Standard Time) on May 24, 2016 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

If a Superior Shareholder receives more than one form of Proxy because such holder owns Superior Shares registered in different names or addresses, each form of Proxy should be completed and returned.

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If you are a non-registered holder of Superior Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

RIGHT OF DISSENT

Registered holders of Superior Shares, as recorded in the shareholder register of Superior (“Registered Superior Shareholders”), have certain rights of dissent (“Dissent Rights”) with respect to the Amalgamation. Any Registered Superior Shareholder who dissents from the Amalgamation Resolution in accordance with Section 185 of the Business Corporations Act (Ontario), will be entitled to be paid the fair value of the Superior Shares held by the Registered Superior Shareholder, determined as at close of business on the day immediately preceding the adoption by the Superior Shareholders of the Amalgamation Resolution. The Dissent Rights must be strictly complied with in order for a Registered Superior Shareholder to receive cash representing the fair value of Superior Shares held. To exercise the Dissent Rights a written notice of objection to the Amalgamation Resolution must be received by Superior’s counsel, Peterson & Company LLP (Attention: Dennis H. Peterson) at 390 Bay Street, Suite 806, Toronto, Ontario, M5H 2Y2 or by facsimile transmission at 647.259.1785, in accordance with the instructions set out in this Circular by 5:00 p.m. (Eastern Standard Time) on May 24, 2016, or two (2) business days prior to any adjournment of the Meeting. The Dissent Rights are described in the Circular and the full text of Section 185 of the OBCA attached to the Circular as Schedule “B”.

Anyone who is a beneficial owner of Superior Shares registered in the name of an intermediary and who wishes to dissent should be aware that only Registered Superior Shareholders are entitled to exercise Dissent Rights in relation to the Amalgamation Resolution. A Registered Superior Shareholder who holds Superior Shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the notice should specify the number of Superior Shares held by the intermediary for such beneficial owner. A dissenting Superior Shareholder may dissent only with respect to all the Superior Shares held on behalf of any one beneficial owner and registered in the name of the dissenting Superior Shareholder.

The Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Superior knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Superior Shareholders who are planning on returning the accompanying Proxy are encouraged to review the Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such proxy, to vote in favour of the Amalgamation Resolution.

DATED the 25th day of April, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “John Tait”

John Tait
President and Chief Executive Officer

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	36
TAX CONSIDERATIONS FOR SUPERIOR SHAREHOLDERS RESIDENT IN COUNTRIES OTHER THAN CANADA	40
EXCHANGE OF SECURITIES	40
INFORMATION CONCERNING NIGHTHAWK	40
DOCUMENTS INCORPORATED BY REFERENCE	40
CORPORATE STRUCTURE	42
SUMMARY DESCRIPTION OF THE BUSINESS	42
TECHNICAL INFORMATION	43
DIVIDENDS AND DISTRIBUTIONS	50
MANAGEMENT’S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS	50
DESCRIPTION OF NIGHTHAWK SECURITIES	51
CONSOLIDATED CAPITALIZATION	51
OPTIONS TO PURCHASE SECURITIES	52
MARKET FOR SECURITIES	53
PRINCIPAL SECURITYHOLDERS	54
STATEMENT OF EXECUTIVE COMPENSATION	54
RISK FACTORS	63
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	63
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	63
AUDITORS, REGISTRAR AND TRANSFER AGENT	63
MATERIAL CONTRACTS	63
INTERESTS OF EXPERTS	64
INFORMATION CONCERNING THE COMBINED COMPANY	64
CORPORATE STRUCTURE	64
DESCRIPTION OF THE BUSINESS OF THE COMBINED COMPANY	65
DESCRIPTION OF SECURITIES	65
UNAUDITED PRO FORMA FINANCIAL INFORMATION	66
PRO FORMA CONSOLIDATED CAPITALIZATION	66
DIVIDENDS	66
PRINCIPAL SECURITYHOLDERS	66
OFFICERS AND DIRECTORS OF THE COMBINED COMPANY	67
EXECUTIVE COMPENSATION	67
COMPENSATION OF DIRECTORS	67
STOCK EXCHANGE LISTING	67
AUDITOR	67
REGISTRAR AND TRANSFER AGENT	67
INTERESTS OF EXPERTS	67
OTHER MATERIAL FACTS	68
RISK FACTORS	68
RISK FACTORS ASSOCIATED WITH THE AMALGAMATION	68
RISK FACTORS ASSOCIATED WITH THE BUSINESS OF THE COMBINED COMPANY	68
INDUSTRY RISK	69
RISKS ASSOCIATED WITH MINERAL PROPERTY INTERESTS IN CANADA	70
INVESTMENT RISK	74
ADDITIONAL INFORMATION	75
APPROVAL OF DIRECTORS	75
CERTIFICATE OF SUPERIOR COPPER CORPORATION	76
CERTIFICATE OF NIGHTHAWK GOLD CORP.	77
CONSENT OF PRIMARY CAPITAL INC.	78

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LIST OF SCHEDULES

Schedule A – Master Agreement
Schedule B – Section 185 of the Business Corporations Act relating to Dissent Rights
Schedule C – Primary Capital Fairness Opinion
Schedule D – Nighthawk Interim Financial Statements and Audited Financial Statements
Schedule E – Nighthawk Interim MD&A and Annual MD&A
Schedule F – Unaudited Pro-Forma Consolidated Financial Statements of Nighthawk Gold Corp.

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GLOSSARY OF DEFINED TERMS

Unless the context otherwise provides, the following terms used in this Circular and Schedules hereto shall have the meanings ascribed to them as set forth below, in addition to other terms defined elsewhere in this Circular.

“affiliate”	shall have the meaning ascribed to such term under the OBCA.

“Amalco”	means the corporation resulting from the amalgamation of Superior and Newco pursuant to the Amalgamation to be constituted on the Effective Date.

“Amalco Shares”	means the authorized common shares in the capital of Amalco.

“Amalgamation”	means the proposed amalgamation of Superior and Newco pursuant to section 174 of the OBCA to form Amalco, on the terms and conditions set forth in the Master Agreement.

“Amalgamation Application”
means, collectively (i) a completed Form 4 – Articles of Amalgamation, (ii) a statutory declaration of an officer or director of each of Superior and Newco, (iii) a covering letter to the Ministry of Government Services for an application for amalgamation, and (iv) the applicable filing fee payable to the Ministry of Government Services.

“Amalgamation Resolution”	means the Special Resolution of the Superior Shareholders, to approve the Amalgamation to be considered by the Superior Shareholders at the Meeting.

“Annual Financial Statements”
means the annual audited consolidated financial statements of Nighthawk and the notes thereto for each of the years ended July 31, 2015 and 2014, together with the auditors’ report thereon, attached as Schedule “D”.

“Annual MD&A”	means the management’s discussion and analysis of the financial condition and results of operations of Nighthawk for the years ended July 31, 2015 and 2014, attached as Schedule “E”.

“Articles of Amalgamation”	means the articles of amalgamation regarding the Amalgamation to be filed with the Director under the OBCA.

“associate”	shall have the meaning ascribed to such term under the OBCA.

“business day”	means a day, other than a Saturday or Sunday, on which the principal commercial banks located in the City of Toronto, Ontario are open for business.

“CEO”	means Chief Executive Officer.

“Certificate of Amalgamation”	means the certificate of amalgamation issued by the Director under the OBCA in respect of the Amalgamation.

“CFO”	means Chief Financial Officer.

“CIM”	means Canadian Institute of Mining and Metallurgy.

“CIM Definition Standards”
means the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for
Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014, which are incorporated by reference in NI 43-101.

“Circular”	means this Management Information Circular to be sent to the Superior Shareholders in connection with the Meeting.

“Closing”	means the completion of the transactions contemplated under the Master Agreement.

“Colomac Gold Project”
means the exploration project in the Northwest Territories comprising the Indin Lake Gold Property, more particularly described under the heading “Information Concerning Nighthawk – Technical Information”.

“Colomac Report”
means the independent technical report regarding the Colomac Gold Project dated effective June 17, 2013 and entitled “Technical Report and Mineral Resource Estimate Update on the Colomac Property of the Indin Lake Project, Indin Lake Belt, Northwest Territories, Canada” prepared for Nighthawk by Ian D. Trinder, M.Sc., P.Geo., of Howe.

“Combined Company”	means Nighthawk and all of its subsidiaries as it will exist on the Closing of the Transaction.

“Combined Company Board”	means the board of directors of Nighthawk following the Closing.

“Depositary”
means Equity Financial Trust Company pursuant to a depositary agreement between Nighthawk and Equity Financial Trust Company to effect the exchange of Superior Shares for Nighthawk Shares at the Exchange Ratio pursuant to the terms of the Letter of Transmittal.

“Director”	means the Director appointed under section 278 of the OBCA.

“Dissent Rights”	means the rights of dissent in respect of the Amalgamation Resolution provided to a Dissenting Shareholder under Section 185 of the OBCA.

“Dissenting Shareholder”	means a Registered Shareholder who exercises Dissent Rights in respect of the Transaction in strict compliance with Section 185 of the OBCA.

“Effective Date”	means the date shown on the Certificate of Amalgamation issued by the Director in respect of the Amalgamation.

“Effective Time”	means the earliest moment on the Effective Date or such other time on the Effective Date as the parties to the Master Agreement may agree in writing.

“Exchange Ratio”	means 0.32493545 of one Nighthawk Share for each one (1) Superior Share.
“executive officer”	has the meaning ascribed to it in NI 51-102.
“Former Superior Shareholders”	means the holders of Superior Shares immediately prior to the Effective Time.
“Howe”	means A.C.A. Howe International Limited.

“IFRS”	means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“independent director”	means a director who has no direct or indirect material relationship with the issuer.

“Informed Person”	has the meaning ascribed to it in NI 51-102.

“Insider”
if used in relation to an issuer, means:
(a) a director or senior officer of the issuer;
(b) a director or senior officer of a company that is an insider or subsidiary of the issuer;
(c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or
(d) the issuer itself if it holds any of its own securities.

“laws”
means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any governmental entity, statutory body or self regulatory authority, and the term “applicable” with respect to such laws and in the context that refers to one or more persons, means that such laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a governmental entity (or any other person) having jurisdiction over the aforesaid person or persons or its or their business, undertaking, property or securities.

“Letter of Transmittal”
means the form of letter of transmittal accompanying this Circular to which the Registered Shareholders are required to deliver certificates representing Superior Shares in exchange for the applicable consideration payable pursuant to the Amalgamation.

“Master Agreement”	means the master agreement among Superior, Nighthawk and Newco dated February 24, 2016 in respect of the Transaction.

“material adverse effect”
shall mean either a Nighthawk Material Adverse Effect or a Superior Material Adverse Effect, as the case may be, and as each term is defined in the Master Agreement attached as Schedule “A” to this Circular.

“Meeting”	means the special meeting of the Superior Shareholders scheduled to be held on May 26, 2016.

“Meeting Materials” or “meeting materials”	means collectively, the Notice of Meeting, this Circular, Letter of Transmittal and the Proxy or voting instruction form in respect of the Meeting.

“MI 61-101”	means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Named Executive Officers” or “NEO”
means, in relation to a company, each of the following individuals:
(a) any individual who acted as CEO of the company, or acted in a similar capacity, for any part of the most recently completed financial year;
(b) any individual who acted as CFO of the company, or acted in a similar capacity, for any part of the most recently completed financial year;
(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and
(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

“Newco”	means 2504106 Ontario Inc., a company incorporated pursuant to the laws of the Province of Ontario solely for the purposes of effecting the Amalgamation.

“NI 43-101”	means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 51-102”	means National Instrument 51-102 Continuous Disclosure Obligations.

“NI 52-110”	means National Instrument 52-110 Audit Committees.

“NI 54-101”	means National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NI 58-101”	means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“NI 58-201”	means National Policy 58-201 – Corporate Governance Guidelines

“Nighthawk”	means Nighthawk Gold Corp.

“Nighthawk Board”	means the board of directors of Nighthawk.

“Nighthawk Consideration Shares”	means the approximately 54,285,714 Nighthawk Shares to be issued in exchange for the issued and outstanding Superior Shares pursuant to the Amalgamation.

“Nighthawk Convertible Securities”	means the securities of Nighthawk into which the Superior Options will be converted at the Exchange Ratio on the Effective Date.

“Nighthawk Option Plan”
means the stock option plan of Nighthawk, as amended, amended and restated or supplemented from time to time, and as approved by the Nighthawk Shareholders and described in the most recent management information circular of Nighthawk filed on SEDAR and in this Circular;

“Nighthawk Shareholders”	means the registered holders of Nighthawk Shares at the applicable time.

“Nighthawk Shares”	means common shares in the capital of Nighthawk.

“Nighthawk Subsidiaries”	means Golden Sierra Resources Inc. and Newco.

“Non-Registered Shareholder”	means a non-registered holder of Superior Shares.

“OBCA”	means the Business Corporations Act (Ontario).

“person”
means any individual, firm, partnership, joint venture, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Primary Capital”	means Primary Capital Inc.

“Primary Capital Fairness Opinion”	means the fairness opinion delivered to the Superior Special Committee by Primary Capital dated April 25, 2016, a copy of which is annexed to this Circular as Schedule C.

“promoter”	shall have the meaning ascribed thereto in the Securities Act (Ontario).

“Proxy”	means the proxy to be forwarded to shareholders for use in connection with the Meeting.

“Qualified Person” or “QP”	has the meaning ascribed to it in NI 43-101.

“Record Date”	Means April 18, 2016.

“Registered Shareholder”	means a registered holder of Superior Shares as recorded on the shareholder register of Superior maintained by Computershare Investor Services Inc.

“regulatory approval”	means the approval of the Transaction by the TSXV.

“related party”
means a person, other than a person that is solely a bona fide lender, that, at the relevant time and after reasonable inquiry, is known by the entity or a director or senior officer of the entity to be: (a) a control person of the entity; (b) a person of which a person referred to in paragraph (a) is a control person; (c) a person of which the entity is a control person; (d) a person that has (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of the entity carrying more than 10% of the voting rights attached to all the entity’s outstanding voting securities; (e) a director or senior officer of (i) the entity, or (ii) a person described in any other paragraph of this definition; (f) a person that manages or directs, to any substantial degree, the affairs or operations of the entity under an agreement, arrangement or understanding between the person and the entity, including the general partner of an entity that is a limited partnership, but excluding a person acting under bankruptcy or insolvency law; (g) a person of which persons described in any paragraph of this definition beneficially own, in the aggregate, more than 50 per cent of the securities of any outstanding class of equity securities; or (h) an affiliated entity of any person described in any other paragraph of this definition;

“Right of Dissent”
means the right of a Registered Shareholder to dissent in respect of the Amalgamation Resolution in strict compliance with the procedures described in this Circular and section 185 of the OBCA. (See heading Particulars of Matters to be Acted Upon at the Meeting – Rights of Dissenting Shareholders” in this Circular.)

“Rule 802”	has the meaning ascribed to such term under the heading “Principal Legal Matters – United States Securities Law Considerations” in this Circular.

“SEC”	means the U.S. Securities and Exchange Commission.

“Section 185”	means Section 185 of the OBCA as set out in Schedule “B” to this Circular.

“Securities Authorities”	means the securities regulatory authorities in the provinces of British Columbia, Alberta, Ontario.

“Securities Laws”
means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer.

“SEDAR”	means the System for Electronic Document Analysis and Retrieval.

“Special Resolution”	means a resolution passed by a majority of not less than two-thirds (⅔) of the votes cast by shareholders who voted in respect of that resolution, in person or by proxy.

“Superior”	means Superior Copper Corporation.

“Superior Board”	means the current Board of Directors of Superior with its members including, the Hon. Ernie Eves, John Harvey, Brian Howlett, Chris Irwin, Brent Peters and Thomas Pladsen;

“Superior Convertible Securities”	means, collectively, the Superior Options and the Superior Warrants.

“Superior Options”	means the outstanding incentive stock options to purchase Superior Shares in accordance with the Superior Stock Option Plan.

“Superior Project”	means the exploration properties situated along the Lake Superior Mid Continental Rift system, located north of Sault Ste. Marie, Ontario near Mamainse Harbour, Algoma.

“Superior Shareholders”	means, at any time, holders of the Superior Shares.

“Superior Shares”	means the issued and outstanding common shares in the capital of Superior.

“Superior Stock Option Plan”	means the stock option plan of Superior, as confirmed by the Superior Shareholders at annual and special meeting of Superior Shareholders held on November 30, 2015.

“Superior Warrants”	means common share purchase warrants to purchase Superior Shares.

“Superior Proposal”	shall have the meaning given to that term in this Circular under the heading “Description of the Transaction – Superior Proposal”.

“Superior Special Committee”	means the special committee of the Superior Board.

“Tax Act”	means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended.

“Transaction”	means the Amalgamation between Superior and Newco and the other matters as set out in the Master Agreement.

“TSXV”	means the TSX Venture Exchange Inc.

“TSXV Policies”	means the policies of the TSXV and all orders, policies, rules, regulations and by-laws of the TSXV as amended from time to time.

“U.S. Securities Act”	means the United States Securities Act of 1933, as the same has been, and hereinafter from time to time may be, amended.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” (as defined herein) concerning the business, operations, plans and financial performance and condition of each of Superior, Nighthawk, and the Combined Company. Often, but not always, forward-looking statements can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of Superior, Nighthawk, or the Combined Company to differ materially from any future plans, results, performance or achievements expressed or implied by the forward- looking statements. Such factors include, among others, the timing, closing or non-completion of the Amalgamation, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary securityholder, stock exchange and regulatory approvals or the inability of the parties to satisfy or waive in a timely manner the other conditions to the closing or the conditions precedent, as applicable, of the Amalgamation; receipt of a Superior Proposal by Superior or Nighthawk; inability to achieve the benefits or synergies anticipated from the Amalgamation; actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, salaries, administrative and other costs of Superior,  Nighthawk, or the Combined Company, differing materially from those anticipated; project infrastructure requirements and anticipated processing methods differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; the composition of the Combined Company Board differing from the anticipated composition; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated liabilities and expenses, significant write-offs or restructuring charges; unanticipated environmental impacts on operations; the results of any environmental and social impact assessments; inability to obtain required environmental permits and authorizations; environmental risks; inability to define new drill targets; market prices; construction and technological risks related to Superior, Nighthawk, or the Combined Company; capital requirements and operating risks associated with the operations or an expansion of the operations of Superior, Nighthawk, and the Combined Company; inability to find additional sources of capital on favourable terms; dilution due to future equity financings; fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to Superior, Nighthawk or the Combined Company; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; unexpected geological formations and conditions; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; inability of the Combined Company to find future attractive opportunities to further consolidate the Canadian junior gold marketplace or to find joint venture opportunities; factors discussed in this Circular under the headings “Risk Factors”, “Risk Factors Associated with the Amalgamation” and “Risk Factors Associated with the Business of the Combined Company”; and those risks set forth in Superior’s and Nighthawk’s filings with the Securities Authorities, all of which are available on SEDAR at www.sedar.com under the issuer profile of Superior or Nighthawk, as the case may be.

In addition, forward-looking statements and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Amalgamation, and the business and operations of Superior, Nighthawk and the Combined Company. Forward-looking statements and pro forma information contained herein is based on certain assumptions including that Superior Shareholders will vote in favour of the Amalgamation Resolution; that all other conditions to the Amalgamation are satisfied or waived; and that the Amalgamation will be completed. Other assumptions include, but are not limited to, interest and exchange rates; accounting assumptions and tax rates; the price of gold, silver and other metals; competitive conditions in the mining industry; synergies between Superior and Nighthawk; geological conditions; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Superior and Nighthawk.

Although Superior and Nighthawk have attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking statements in this Circular, and the documents incorporated by reference herein, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such forward-looking statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements in this Circular, or in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Superior’s and Nighthawk’s general expectations concerning the mining industry, Superior, Nighthawk, and the Combined Company are based on estimates prepared by Superior and Nighthawk using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Superior and Nighthawk believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Superior and Nighthawk are not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Superior Shareholders are cautioned not to place undue reliance on forward-looking statements. Superior and Nighthawk undertake no obligation to update any of the forward-looking statements in this Circular or incorporated by reference herein, except as required by law.

INFORMATION CONCERNING SUPERIOR

The information contained or referred to in this Circular relating to Superior has been furnished by Superior.  In preparing this Circular, Nighthawk relied upon Superior to ensure that the Circular contains full, true and plain disclosure of all material facts relating to Superior. Although Nighthawk has no knowledge that would indicate that any statements contained herein concerning Superior are untrue or incomplete, neither Nighthawk nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by Superior to ensure disclosure of events or facts that may have occurred which may affect the significance or accuracy of any such information.

INFORMATION CONCERNING NIGHTHAWK AND THE NIGHTHAWK SUBSIDIARIES

The information contained or referred to in this Circular relating to Nighthawk and the Nighthawk Subsidiaries has been furnished by Nighthawk.  In preparing this Circular, Superior relied upon Nighthawk to ensure that the Circular contains full, true and plain disclosure of all material facts relating to Nighthawk and the Nighthawk Subsidiaries. Although Superior has no knowledge that would indicate that any statements contained herein concerning Nighthawk and the Nighthawk Subsidiaries are untrue or incomplete, neither Superior nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by Nighthawk to ensure disclosure of events or facts that may have occurred which may affect the significance or accuracy of any such information.

DATE OF INFORMATION

Except as otherwise indicated in this Circular, all information disclosed in this Circular is as of April 25, 2016 and the phrase “as of the date hereof” and equivalent phrases refer to such date.

CURRENCY

In this Circular, all dollar amounts are expressed in Canadian dollars, except as otherwise indicated.  References to “$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars.

 SUMMARY

The following is a summary of information relating to Superior, Nighthawk and the Combined Company (assuming completion of the Transaction) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. This summary is provided for convenience only and is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Meeting and this Circular, including the Schedules hereto and the documents incorporated by reference herein.

 THE MEETING

 Time, Date and Place of Meeting

The Meeting will be held at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, on Thursday, May 26, 2016 at 9:00 a.m. (Eastern Standard Time).

 The Record Date

The Record Date for determining the Superior Shareholders eligible to vote at the Meeting is April 18, 2016.

 Purpose of the Meeting

This Circular is furnished in connection with the solicitation of proxies by management of Superior for use at the Meeting.

At the Meeting, the Superior Shareholders will be asked to consider and, if deemed advisable, to pass with or without variation, the Amalgamation Resolution and such other matters as may properly be brought before the Meeting or any adjournment or postponement thereof. See “Particulars of Matters to be Acted Upon at the Meeting” and “Description of the Transaction”.

 THE TRANSACTION

 The Master Agreement

Superior, Nighthawk and Newco have entered into the Master Agreement whereby Superior will amalgamate with Newco to form Amalco and Nighthawk will issue the Nighthawk Consideration Shares to the Former Superior Shareholders, on the basis of the Exchange Ratio.  Each of the issued and outstanding Superior Convertible Securities will be converted into securities of Nighthawk or otherwise entitle the holders hereof to acquire Nighthawk Shares in lieu of Superior Shares, in each case, after adjustment for the Exchange Ratio. See “Description of the Transaction”. Pursuant to the terms of the Transaction, Nighthawk will acquire all issued and outstanding Superior Shares to effect the combination of the business and assets of Superior with those of Nighthawk.  Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Nighthawk. Completion of the Transaction is subject to the satisfaction of certain closing conditions as set out in the Master Agreement.

Upon completion of the Transaction, the Former Superior Shareholders will own approximately 48.15% of the Nighthawk Shares (48.36% on a fully diluted basis) and Nighthawk Shareholders will own approximately 51.85% of the Nighthawk Shares (51.64% on a fully diluted basis). 12,587,500 Superior Warrants at an exercise price of $0.15 per Superior Share are set to expire on May 7, 2016. In the event that all 12,587,500 Superior Warrants expire in accordance with their terms, then the Former Superior Shareholders will own approximately 46.69% of the Nighthawk Shares on a fully diluted basis and Nighthawk Shareholders will own approximately 53.31% of the Nighthawk Shares on a fully diluted basis. See “Information Concerning the Combined Company – Fully Diluted Share Capital”.  Upon completion of the Transaction, Nighthawk will continue to be a Tier 2 Mining issuer listed on the TSXV under the symbol “NHK”.

Management of Combined Company

As part of the Transaction, Michael J. Byron will remain President, Chief Executive Officer and a director of Nighthawk.  Michael Leskovec, the current Chief Financial Officer of both Superior and Nighthawk will be the Chief Financial Officer of Nighthawk. See heading “Information Concerning the Combined Company”.

Benefits of the Amalgamation

The Transaction will merge Nighthawk’s Colomac Gold Project and Superior’s working capital to create a strong well-funded exploration company with an experienced management team. The Combined Company will be well-positioned in the Northwest Territories, a stable mining-friendly jurisdiction, to advance the Colomac Gold Project. See headings “Description of the Transaction”, “Information Concerning Nighthawk” and “Information Concerning the Combined Company”.

Superior Proposal

Both the Superior Board and the Nighthawk Board are entitled to terminate the Master Agreement in the event of a Superior Proposal.  See headings “Description of the Transaction – Superior Proposal” and “Description of the Transaction – Termination of Master Agreement”.

RECOMMENDATION OF THE SUPERIOR BOARD

The Superior Board has considered the proposed Amalgamation on the terms and conditions as provided in the Master Agreement and has unanimously concluded that the Transaction is in the best interests of Superior and fair, from a financial point of view, to the Superior Shareholders.

ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE AMALGAMATION RESOLUTION.

In reaching their determination, the Superior Board considered information with respect to the business and affairs of Superior and Nighthawk and the Primary Capital Fairness Opinion.  See headings “Description of the Transaction – Recommendations of the Superior Board” and “Description of the Transaction – Primary Capital Fairness Opinion”.

PRIMARY CAPITAL FAIRNESS OPINION

Primary Capital was engaged by the Superior Special Committee pursuant to an engagement letter dated September 2, 2015 to act as its financial advisor in connection with the Amalgamation and to prepare an opinion as to the fairness, from a financial point of view, of the consideration to be received by Superior Shareholders in connection with the Amalgamation consisting of the Nighthawk Consideration Shares.

Following a review of the proposed terms of the draft Master Agreement by Primary Capital, Primary Capital rendered its opinion to the Superior Special Committee that, as of February 16, 2016, the effective date of the Primary Capital Fairness Opinion, the consideration to be received by the Superior Shareholders in connection with the Amalgamation is fair, from a financial point of view, to such Superior Shareholders. A copy of the Primary Capital Fairness Opinion is attached hereto as Schedule C.

The Primary Capital Fairness Opinion is not a recommendation to any Superior Shareholder as to how to vote or act on any matter relating to the Amalgamation. The Primary Capital Fairness Opinion only speaks to the fairness of the Nighthawk Consideration Shares to be received by the Superior Shareholders in connection with the Amalgamation, from a financial point of view, and does not address any other aspect of the Amalgamation or any related transaction, including any tax consequences of the Amalgamation to Superior or Superior Shareholders. The Primary Capital Fairness Opinion does not address the relative merits of the Amalgamation as compared to other business strategies or transactions that might be available to Superior or the underlying business decision of Superior to effect the Amalgamation.  All Superior Shareholders should read the Primary Capital Fairness Opinion, as reproduced in Schedule C, carefully and in its entirety. The Primary Capital Fairness Opinion was one of a number of factors taken into consideration by the Superior Special Committee and the Superior Board in making their respective unanimous determination to recommend that Superior Shareholders vote in favour of the Amalgamation.

SHAREHOLDER APPROVAL

The Amalgamation Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast at the Meeting by the Superior Shareholders. See headings “Description of the Transaction – Principal Legal Matters – Canadian Securities Law Considerations” and “Particulars Of Matters To Be Acted Upon at the Meeting – Approval of the Amalgamation Resolution”.

RIGHTS OF DISSENT

Registered Shareholders have Dissent Rights with respect to the Amalgamation.

Any Registered Shareholder who dissents from the Amalgamation Resolution in accordance with Section 185 of the OBCA will be entitled to be paid the fair value of the Superior Shares held by the Registered Shareholder in respect of which the Superior Shareholder exercises Dissent Rights, determined as at close of business on the day immediately preceding the adoption by the Superior Shareholders of the Amalgamation Resolution. The Dissent Rights must be strictly complied with in order for a Registered Shareholder to receive cash representing the fair value of Superior Shares held in respect of which the Superior Shareholder exercises Dissent Rights.

To exercise the Dissent Rights, a written notice of objection to the Amalgamation Resolution must be received by Superior in accordance with the instructions set out in this Circular by 5:00 p.m. (Eastern Standard Time) on May 24, 2016, or two (2) business days prior to any adjournment of the Meeting.

A complete copy of Section 185 of the OBCA is attached to this Circular as Schedule B.  It is recommended that any Superior Shareholder who wishes to exercise Dissent Rights seek legal advice, as failure to comply strictly with the provisions of the OBCA may prejudice its Dissent Rights.

See “Particulars of Matters to be Acted Upon at the Meeting – Rights of Dissenting Shareholders”.

ARM’S LENGTH TRANSACTION

The Transaction is not subject to TSXV Policy 5.9.

ESTIMATED FUNDS AVAILABLE

The following table sets out information respecting the Combined Company’s sources of funds and intended uses of such funds upon completion of the Transaction.  The amounts shown in the table are estimates only and are based upon the information available to Superior as of the date hereof.  The intended uses of such funds and/or the Combined Company’s development capital needs may vary based upon a number of factors.

Sources	($)
Estimated working capital of the Combined Company (assuming completion of the Transaction) as at March 31, 2016	4,230,00	(1)
Estimated funds anticipated to be available to the Combined Company upon completion of the Transaction	4,090,000
Note:
(1)      Not reflecting Transaction costs.

 PRINCIPAL PURPOSES

The following table sets out the principal purposes, using approximate amounts, for which the Combined Company currently intends to use its available funds on completion of the Transaction.

Use of Funds	($)
Estimated Transaction costs (TSXV fees, legal and audit expenses, etc.)	270,000
General and administrative expenses for the next 12 months(1)	328,500
Exploration of the Colomac Gold Project	630,000
Unallocated working capital to fund ongoing operations	2,861,500
Total	4,090,000
Note:
(1)
The estimate of general and administrative costs for the 12 months following the Closing of $328,500 includes: salaries and consulting fees of $170,000; legal, tax, audit and professional fees of $70,000; rent and office expenses and supplies of $39,000; regulatory and shareholder information costs of $34,500; and insurance of $15,000.

There may be circumstances where, for sound business reasons, the Combined Company reallocates the funds. The Combined Company may require additional funds in order to fulfill all of the Combined Company’s expenditure requirements and to meet its objectives, in which case the Combined Company expects to either issue additional securities or incur indebtedness.  There is no assurance that additional funding required by the Combined Company will be available if required.

SELECTED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected pro-forma consolidated financial information for the Combined Company.  The information should be read in conjunction with the Combined Company’s pro forma consolidated statement of financial position, operations and comprehensive loss and related notes and other financial information included as Schedule F to this Circular.

	Superior (unaudited) as at November 30, 2015 ($)	Nighthawk (unaudited) as at January 31, 2016 ($)	Pro Forma Adjustments ($)	Combined Company Pro Forma as at January 31, 2016 ($)
Current assets	4,042,146	973,926	(129,000)	4,887,072
Total assets	10,573,780	43,362,987	(6,191,141)	47,745,626
Current liabilities	99,929	352,887	141,000	593,816
Total liabilities	99,929	5,075,842	141,000	5,316,771
Shareholders’ Equity	10,473,851	38,287,145	(6,332,141)	42,428,855

LISTING AND MARKET PRICE OF SUPERIOR SHARES AND NIGHTHAWK SHARES

The Nighthawk Shares are currently listed on the TSXV under the symbol “NHK”. The Superior Shares are currently listed on the TSXV under the symbol “SPC”.  The closing price of the Superior Shares on February 24, 2016, being the last trading day prior to the announcement of the Transaction, was $0.015. The closing price of the Nighthawk Shares on February 24, 2016, being the last trading day prior to the announcement of the Transaction, was $0.075. The Superior Shares will be delisted upon the closing of the Transaction. Nighthawk will continue to trade under the symbol “NHK” following the Closing.

OFFICERS AND DIRECTORS

In connection with the Closing, the officers and directors of Nighthawk are expected to change such that, upon completion of the Transaction, the directors and officers following the Closing will be as follows:

Michael J. Byron – President and Chief Executive Officer and a Director
Michael Leskovec – Chief Financial Officer and Corporate Secretary
Ernie Eves – Director
Brian Howlett – Director
Luc Lessard – Director
Brent Peters  – Director
Morris Prychidny – Director

For further particulars, see heading “Information Concerning the Combined Company”.

SPONSORSHIP FOR THE TRANSACTION

No sponsorship is required under TSXV Policies.  The Transaction is being reviewed by TSXV as an amalgamation being effected by Nighthawk as the continuing listed entity. There is no change of business, change of control or reverse take-over of Nighthawk.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the Insiders of the Combined Company will be subject in connection with the operations of the Combined Company. Some of the Insiders have been and will continue to be engaged in the identification and evaluation of businesses and corporations, with a view to the potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where such Insiders will be in direct competition with the Combined Company. Conflicts, if any, will be subject to the procedures and remedies prescribed by the OBCA, the TSXV and Securities Laws, regulations and policies.

INTERESTS OF EXPERTS

To the knowledge of Superior and Nighthawk, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Circular or prepared or certified a report or valuation described or included in this Circular has a direct or indirect interest in the property of Superior, Nighthawk or the Combined Company or in an associate or affiliate of Superior, Nighthawk or the Combined Company.

TSXV APPROVAL

Completion of the Transaction is subject to the final approval of the TSXV. Superior and Nighthawk have obtained conditional approval of the TSXV for the Transaction.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, Superior is not aware of any informed person of Superior having any interest in the Amalgamation. See “Description of the Transaction – Interests of Informed Persons in Material Transactions” elsewhere in this Circular.

RISK FACTORS

There are certain risk factors associated with the Transaction which should be carefully considered by the Superior Shareholders, including the fact that the Transaction may not be completed if, among other things, the Amalgamation Resolution is not approved at the Meeting or if any other conditions precedent to the completion of the Amalgamation are not satisfied or waived as applicable. See “Risk Factors”.

If the Amalgamation is completed as contemplated, Amalco will become a wholly owned subsidiary of Nighthawk, and the Combined Company will continue the business of both Superior and Nighthawk going forward. There are numerous risks associated with such business and such risk factors are more particularly described in “Risk Factors”.

CERTAIN INCOME TAX CONSIDERATION

A Superior Shareholder (other than a Dissenting Shareholder) who holds his, her or its Superior Shares as capital property for the purposes of the Tax Act and who receives Nighthawk Shares in exchange for Superior Shares pursuant to the Amalgamation will be deemed to have disposed of such Superior Shares for proceeds of disposition equal to such Superior Shareholder’s adjusted cost base thereof immediately before the Amalgamation. As a consequence, such Superior Shareholder will not realize a capital gain or capital loss as a result of the Amalgamation. Such Superior Shareholder will also be deemed to have acquired the Nighthawk Shares received in exchange for such Superior Shares at a cost equal to such Superior Shareholder’s deemed proceeds of disposition of their Superior Shares. See heading “Description of the Transaction – Certain Canadian Federal Income Tax Considerations”.

Superior Shareholders who are not residents of Canada should consult their own tax advisors concerning any foreign tax considerations applicable in their circumstances.

CONSIDERATIONS FOR U.S. SHAREHOLDERS

This Amalgamation involves the issuance of securities of a foreign company. The Amalgamation is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

The solicitation of proxies and the transactions contemplated in this Circular involve securities of two Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934 are not applicable to Superior or this solicitation. Superior Shareholders should be aware that proxy solicitation and disclosure requirements under Canadian laws are different from those requirements under U.S. securities laws.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board, are not subject to United States auditing and auditor independence standards, and thus may not be comparable in all respects to the financial statements of United States companies.

The securities of Nighthawk to be issued pursuant to the Amalgamation will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder and only to the extent that corresponding exemptions from the registration or qualification requirements of state “blue sky” securities laws are available and, as a consequence, will not be registered under the U.S. Securities Act or under the securities laws of any state or other jurisdiction of the United States. The Nighthawk Consideration Shares and Nighthawk Convertible Securities issued to Superior Shareholders and the holders of Superior Options will be restricted securities under Rule 144(a)(3) under the U.S. Securities Act. Consequently, any resale of the Nighthawk Consideration Shares are subject to the registration requirement of the U.S. Securities Act unless they are resold under an exemption or exclusion from the U.S. Securities Act. Reference is made to the heading “Description of the Transaction – Principal Legal Matters – United States Securities Law Considerations.”

PROCEDURE FOR EXCHANGE OF CERTIFICATES BY SECURITYHOLDERS OF SUPERIOR

The details of the procedures for the deposit of certificates representing the Superior Shares and the delivery by the Depositary of new certificates representing Nighthawk Shares are set out in the Letter of Transmittal accompanying this Circular with respect to the Superior Shares. Registered Shareholders who have not received a Letter of Transmittal should contact the Depositary.

Upon receipt by the Depositary of a properly completed Letter of Transmittal, together with their certificates representing the Superior Shares, and all other documents as required by the Depositary, the Depositary will forward to the holders of Superior Shares, as soon as practicable after the Effective Date, certificates representing Nighthawk Shares, to which they are entitled.

Any document previously evidencing a Superior Option shall thereafter evidence and be deemed to evidence a Replacement Nighthawk Security and no certificates evidencing the Nighthawk Convertible Securities shall be issued.

Once Superior Shareholders surrender their certificates representing Superior Shares, they will not be entitled to sell the securities to which those certificates relate. See headings “Particulars of Matters to be Acted Upon the Meeting – Procedure for Exchange of Common Shares” and “Description of the Transaction – Exchange of Securities”.

GENERAL PROXY INFORMATION

Date, Time and Place of Meeting

The Meeting will be held on Thursday, May 26, 2016 at 9:00 a.m. (Eastern Standard Time) at the offices of Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2.

Purpose of the Meeting

The purpose of the Meeting is for the Superior Shareholders to consider and vote upon the Amalgamation Resolution (the full text of which is set out in “Particulars of Matters to be Acted Upon at the Meeting – Approval of the Amalgamation Resolution” to this Circular). To be effective, the Amalgamation Resolution must be approved by at least 66⅔% of the votes cast on the Amalgamation Resolution by Superior Shareholders, present in person or by proxy at the Meeting.

Management of Superior and the Superior Board recommend that Superior Shareholders vote FOR the Amalgamation Resolution. In the absence of instructions to the contrary, the persons whose names appear in the Proxy accompanying this Circular intend to VOTE FOR the Amalgamation Resolution. If the Amalgamation Resolution does not receive the requisite approval, the Amalgamation will not proceed.

Important information relating to the Amalgamation Resolution, including the details relating to the Amalgamation, are found in “Particulars of Matters to be Acted Upon at the Meeting – Approval of the Amalgamation Resolution” to this Circular. Superior Shareholders are urged to closely review the information in “Description of the Transaction – Amalgamation”, “Particulars of Matters to be Acted Upon at the Meeting – Approval of the Amalgamation Resolution”, as well as the other information in this Circular.

Voting By Registered Superior Shareholders

The following instructions are for Registered Shareholders only. If you are a Non-Registered Shareholder, please read the information under the heading “General Proxy Information – Superior Shareholders – Voting by Non-Registered Shareholders” below and follow your nominee’s (bank, trust company, securities broker or other nominee) instructions on how to vote your Superior Shares.

Voting in Person

 Registered Shareholders who attend the Meeting may vote in person. If you are a Registered Shareholder, to ensure your vote is counted, you should complete and return the enclosed Proxy as soon as possible even if you plan to attend the Meeting in person. Even if you return a Proxy, you can still attend the Meeting and vote in person, in which case you will need to instruct the scrutineer at the Meeting to cancel your Proxy.

Voting by Proxy

If you are a Registered Shareholder but do not plan to attend the Meeting, you may vote by using a Proxy to appoint someone to attend the Meeting as your proxyholder.

What do I need to do now in order to vote at the Meeting?

You should carefully read and consider the information contained in this Circular. Registered Shareholders should then complete, sign and date the enclosed Proxy and return the form in the enclosed return envelope or by facsimile as indicated in the Proxy as soon as possible so that your Superior Shares may be represented at the Meeting. Alternatively, Registered Shareholders may vote online at: www.investorvote.com using the control number found on the enclosed Proxy.

Can I appoint someone other than those named in the enclosed Proxy form to vote my Superior Shares?

Yes. You have the right to appoint another person of your choice. They do not need to be a Superior Shareholder to attend and act on your behalf at the Meeting. To appoint someone who is not named in the enclosed Proxy, strike out those printed names appearing on the Proxy form and print in the space provided the name of the person you choose.

NOTE TO SUPERIOR SHAREHOLDERS: It is important for you to ensure that any other person you appoint will attend the Meeting and know you have appointed them. On arriving at the Meeting, proxyholders must present themselves to a representative of Computershare Investor Services Inc.

What is a proxy?

A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a Registered Shareholder. If you are a Registered Shareholder, you can use the Proxy accompanying this Circular. You may also use any other legal form of proxy.

How do I deposit a proxy?

You can either return a duly completed and executed Proxy to Superior’s transfer agent, Computershare Investor Services Inc., not later than 9:00 a.m. (Eastern Standard Time) on May 24, 2016, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Meeting (as it may be adjourned or postponed from time to time). Alternatively, Registered Shareholders may submit their Proxy by fax to: 1.866.249.7775; or online at: www.investorvote.com using the control number on the enclosed Proxy. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

How will a proxyholder vote?

If you mark on the Proxy how you want to vote on a particular issue (by checking FOR, AGAINST, or ABSTAIN, as applicable), your proxyholder must vote your Superior Shares as instructed. The securities represented by the Proxy will be voted in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

If you do NOT mark on the Proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Superior Shares as he or she sees fit. If your Proxy does not specify how to vote on the Amalgamation Resolution and you have authorized the persons named in the accompanying Proxy (who are officers and/or directors of Superior) to act as your proxyholder, your Superior Shares will be voted at the Meeting FOR the Amalgamation Resolution.

If any amendments are proposed to the Amalgamation Resolution or if any other matters properly arise at the Meeting in relation to the Amalgamation Resolution, your proxyholder will have the discretion to vote your Superior Shares as he or she sees fit.

Is my vote confidential?

Under normal circumstances, confidentiality of voting is maintained by virtue of the fact that Superior’s transfer agent, Computershare Investor Services Inc., tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Superior Board decides that disclosure is in the interests of Superior or the Superior Shareholders.

Should I send in my proxy now?

Yes. To ensure the Amalgamation Resolution is passed, you should complete and submit the enclosed Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. See “General Proxy Information – Superior Shareholders – Voting by Registered Shareholders – Voting by Proxy" for Registered Shareholders and “General Proxy Information – Superior Shareholders – Voting by Non-Registered Superior Shareholders” for Non-Registered Shareholders.

Can I revoke a proxy or voting instruction?

Yes. If you are a Registered Shareholder and have returned a proxy form, you may revoke it by:

1.
completing and signing another proxy form with a later date and delivering it at the offices of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Fax Number: 1.866.249.7775 before: (a) 9:00 a.m. (Eastern Standard Time) on May 24, 2016; or (b) if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Meeting is adjourned;

2.	delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

(a)
Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attn: Proxy Department, Fax Number: 1.866.249.7775, at any time up to and including the last business day preceding the day of the Meeting or, if the Meeting is adjourned, up to the close of business on the last business day before the day to which the Meeting is adjourned; or

(b)	the Chair of the Meeting before the Meeting begins or, if the Meeting is adjourned, before the adjourned Meeting begins; or

3.	any other manner permitted by law.

If you are a Non-Registered Shareholder, please see below under the heading “General Proxy Information – Superior Shareholders – Voting by Non-Registered Superior Shareholders”.

Are Superior Shareholders entitled to Dissent Rights?

Registered Shareholders have Dissent Rights with respect to the Amalgamation. Any Registered Shareholder who dissents from the Amalgamation Resolution in accordance with Section 185 of the OBCA will be entitled to be paid the fair value of the Superior Shares held by the Registered Shareholder, determined as at close of business on the day immediately preceding the adoption by the Superior Shareholders of the Amalgamation Resolution. The Dissent Rights must be strictly complied with in order for a Registered Shareholder to receive cash representing the fair value of Superior Shares held. To exercise the Dissent Rights a written notice of objection to the Amalgamation Resolution must be received by Superior’s counsel, Peterson & Company LLP (Attention: Dennis H. Peterson) at 390 Bay Street, Suite 806, Toronto, Ontario, M5H 2Y2 or by facsimile transmission at (647) 259-1785, in accordance with the instructions set out in this Circular by 5:00 p.m. (Eastern Standard Time) on May 24, 2016, or two (2) business days prior to any adjournment of the Meeting.

Anyone who is a beneficial owner of Superior Shares registered in the name of an intermediary and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights in relation to the Amalgamation Resolution. A Registered Shareholder who holds Superior Shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the notice should specify the number of Superior Shares held by the intermediary for such beneficial owner. A Dissenting Shareholder may dissent only with respect to all the Superior Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. See “Particulars of Matters to be Acted Upon at the Meeting – Rights of Dissenting Shareholders in respect of the Amalgamation” to this Circular.

Who can help answer my questions?

Superior Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Amalgamation, including the procedures for voting Superior Shares, should contact their nominee (bank, trust company, securities broker or other nominee), if applicable.

Voting By Non-Registered Superior Shareholders

You are a Non-Registered Shareholder (as opposed to a Registered Shareholder) if your Superior Shares are held on your behalf, or for your account, by a nominee (bank, trust company, securities broker or other nominee). In accordance with applicable Securities Laws, Superior has distributed copies of the Notice of Meeting and this Circular to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Notice of Meeting and this Circular to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward such materials to Non-Registered Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Corporation in Canada and its counterpart in the United States (collectively, “Broadridge”).

Non-Registered Shareholders will receive from an intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Superior Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive. Superior will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Non-Registered Shareholders. Superior has elected to pay for the delivery of Meeting materials to “objecting beneficial owners” of Superior Shares.

Voting Instruction Form

In most cases, a Non-Registered Shareholder will receive, as part of the materials for the Meeting, a voting instruction form. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Additionally, there are two (2) kinds of Non-Registered Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”. Superior may utilize the Broadridge QuickVote™ service to assist Non-Registered Shareholders that are NOBOs with voting their Superior Shares.

Forms of Proxy

Less frequently, a Non-Registered Shareholder will receive, as part of the materials for the Meeting, forms of proxy that have already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Superior Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete a form of proxy and deliver it to Superior’s transfer agent, Computershare Investor Services Inc., not later than 9:00 a.m. (Eastern Standard Time) on May 24, 2016, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy in accordance with the instructions provided by the intermediary.

Should you hold some Superior Shares as a Registered Shareholder and other Superior Shares as a Non-Registered Shareholder, you will have to use both voting methods described above.

Solicitation of Proxies

Whether or not you plan to attend the Meeting, management of Superior, with the support of the Superior Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Superior.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, fax or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Superior.

EFFECTIVE DATE

The effective date of the Circular is April 25, 2016.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Superior Shareholders Entitled to Vote

The Superior Board has fixed April 18, 2016 as the Record Date for determining the Superior Shareholders who are entitled to receive notice of and vote at the Meeting. Only Registered Shareholders whose names have been entered in the registers of Superior at 5:00 p.m. (Eastern Standard Time) on the Record Date will be entitled to receive notice of and vote at the Meeting. No other Superior Shareholders are entitled to vote at the Meeting.

As at April 18, 2016, being the Record Date, 167,066,146 Superior Shares were issued and outstanding. Each Superior Share outstanding on the Record Date carries the right to one vote.

To the knowledge of the directors and officers of Superior, as of the date hereof, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Superior Shares, other than as set out below.

Name of Shareholder	Number of Superior Shares(1)(2)	Percentage of Superior Shares(1)(2)
Robert Douglas Cudney(3)	26,845,500	16.1%

Notes:

(1)
The information as to the Superior Shares beneficially owned, controlled or directed, not being within the knowledge of Superior, has been obtained by Superior from publicly-disclosed information and/or furnished by the Superior Shareholder listed above.

(2)	Calculated on a non-diluted basis on the basis of 167,066,146 issued and outstanding Superior Shares as at the date hereof.
(3)
25,445,500 of the 26,845,500 Superior Shares noted above are held by Northfield Capital Corporation, a TSXV listed issuer of which Mr. Cudney, who is the President and Chief Executive Officer, controls approximately 60.8% of the issued and outstanding voting securities.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Superior, no proposed nominee for election as a director of the Superior, none of the persons who have been directors or executive officers of Superior since the commencement of the Superior’s last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed herein.  Reference is made to the heading “Description of the Transaction – Interests of Certain Persons in the Transaction”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Superior, after reasonable enquiry, other than as disclosed in this Circular, no informed person of Superior, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction since the commencement of Superior’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect Superior or any of its subsidiaries. For the purposes of the above, “informed person” means: (a) a director or executive officer of Superior; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Superior; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Superior or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Superior other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) Superior after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Nighthawk and Superior have one common director, being Ernie Eves, and one common officer, being Michael Leskovec, the CFO of both Nighthawk and Superior. Mr. Robert Cudney, directly or indirectly, has direction and control over 17.7% of the Nighthawk Shares and 16.1% of the Superior Shares as at date hereof, and by virtue of his ownership stake in both Nighthawk and Superior, Mr. Cudney is an insider of both companies. Other than the foregoing, Nighthawk and Superior are arm’s length parties, and there are no other current non‐arm’s length parties of Nighthawk which are insiders of Superior or presently hold any direct or indirect beneficial interest in either Superior or any of its assets. There are currently no “control persons” (as defined by the applicable regulations of the TSXV) of Nighthawk or Superior. Based on the current shareholdings and present knowledge of Nighthawk and Superior, it is anticipated that following the Amalgamation, no person or company will beneficially own, directly or indirectly, or control or direct more than 10% of the issued and outstanding Nighthawk Shares other than Mr. Robert Cudney who is expected to exercise control or direction over, directly or indirectly, an aggregate of 19,092,646 Nighthawk Shares representing approximately 16.9% of all issued and outstanding Nighthawk Shares immediately following Closing (based on his shareholdings as of the date hereof).

OTHER MATTERS

Management of Superior is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

INFORMATION CONCERNING THE AMALGAMATION

Important information relating to the Amalgamation Resolution, including the details relating to the Amalgamation, are found in “Description of the Transaction – Amalgamation” and “Particulars of Matters to be Acted Upon at the Meeting – Approval of the Amalgamation Resolution” in this Circular. Superior Shareholders are urged to closely review the information in those sections as well as the other information included or incorporated by reference in this Circular.

INFORMATION CONCERNING NIGHTHAWK

Information concerning Nighthawk is set out in “Information Concerning Nighthawk” in this Circular.

INFORMATION CONCERNING THE COMBINED COMPANY

Information concerning the Combined Company is set out in “Information Concerning the Combined Company” in this Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

APPROVAL OF THE AMALGAMATION RESOLUTION

Approval of the Amalgamation

At the Meeting, the Superior Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, the Amalgamation Resolution, the full text of which is set out below, to approve the Amalgamation.  For a description of the Amalgamation see “Description of the Transaction”.

The Superior Board has concluded that the Amalgamation is in the best interests of Superior and the Superior Shareholders. Accordingly, the Superior Board recommends that the Shareholders vote IN FAVOUR of the Amalgamation Resolution. The management representatives named in the attached form of proxy intend to vote the Superior Shares, represented by such proxy, IN FAVOUR of the approval of the Amalgamation Resolution unless a Superior Shareholder specifies in the proxy that their Superior Shares are to be voted against the approval of the Amalgamation Resolution.

For details of the factors considered by the Superior Board in reaching the conclusion that the Amalgamation is in the best interests of Superior and is fair from a financial point of view to the Superior Shareholders, see under the headings “Description of the Transaction – Reasons for the Amalgamation” and “Description of the Transaction – Recommendations of the Superior Board”, respectively, in this Circular.

Recommendations of the Superior Board

The Superior Board has reviewed and considered all material facts relating to the Amalgamation which it has considered to be relevant to Superior Shareholders. It is the unanimous recommendation of the Superior Board that Superior Shareholders vote for the Amalgamation Resolution.

The Amalgamation Resolution must be passed by not less than two-third (66⅔%) of the votes cast by Superior Shareholders (Special Resolution) represented at the Meeting in person or by proxy.

Superior Shareholders will be asked to vote on the following Amalgamation Resolution at the Meeting or any adjournment or postponement thereof:

“BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.
The amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) (the “OBCA”) of Superior Copper Corporation (“Superior”) and 2504106 Ontario Inc., a wholly-owned subsidiary of Nighthawk Gold Corp. (“Nighthawk”), to effect, among other things, the business combination of Superior and Nighthawk, pursuant to the terms and conditions contained in the master agreement (the “Master Agreement”) dated February 24, 2016 (as the same may be or has been modified or amended), is hereby authorized and approved.

2.
The amalgamation agreement, as it has been or may be modified or amended in accordance with the Master Agreement and its terms, giving effect to the Amalgamation (the “Amalgamation Agreement”), in substantially the form set out as Schedule “A” to the Master Agreement, is hereby authorized, approved and adopted.

3.
The Master Agreement, the actions of the board of directors of Superior (the “Superior Board”) in approving the Amalgamation, and the actions of the officers of Superior in executing and delivering the Master Agreement, and any modifications or amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Amalgamation adopted) by the shareholders of Superior (the “Superior Shareholders”), the Superior Board is hereby authorized and empowered, at their discretion, without further notice to or approval of the Superior Shareholders: (a) to amend or modify the Master Agreement or the Amalgamation Agreement to the extent permitted by the Master Agreement; and (b) subject to the terms of the Master Agreement, not to proceed with the Amalgamation.

5.
Any officer or director of Superior is hereby authorized and directed for and on behalf of Superior to execute, under the corporate seal of Superior or otherwise, and to deliver or cause to be delivered, for filing with the Director under the OBCA, articles of amalgamation and such other documents as are necessary or desirable to give effect to the Amalgamation and the Amalgamation Agreement in accordance with the Master Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of amalgamation and any such other documents.

6.
Any officer or director of Superior is hereby authorized and directed for and on behalf of Superior to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.”

It is the intention of the persons named in the enclosed form of proxy, in the absence of instructions to the contrary, to vote the proxy FOR the Amalgamation Resolution.

PROCEDURE FOR EXCHANGE OF SUPERIOR SHARES

Registered Shareholders

In order to receive the Nighthawk Consideration Shares to which a Registered Shareholder (other than any Dissenting Shareholder) is entitled if the Amalgamation is completed, a Registered Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in this Circular.

The Letter of Transmittal is also available from the Depositary, by telephone at: 1.866.393.4891 x 205 (North American Toll Free) or 416.342.1091 (Outside North America).; or under the Superior’s issuer profile on SEDAR at www.sedar.com.

No later than one (1) business day prior to the Effective Date, Nighthawk will deposit with the Depositary certificates for Nighthawk Shares representing the aggregate Nighthawk Consideration Shares exchangeable pursuant to the Amalgamation to the Superior Shareholders. The Depositary will act as the agent to the Registered Shareholders who have deposited Superior Shares pursuant to the Amalgamation for the purpose of receiving the applicable Nighthawk Consideration Shares and transmitting certificates representing the Nighthawk Shares issuable to such persons, in accordance with the provisions of Section 5 (Delivery of Securities Following Amalgamation) of the amalgamation agreement, as set forth in Schedule “A” of the Master Agreement.

Receipt by the Depositary of the aggregate Nighthawk Consideration Shares payable by Nighthawk to the Superior Shareholders under the Amalgamation will be deemed to constitute receipt of payment by Registered Shareholders depositing Superior Shares.

Upon surrender to the Depositary of the certificate(s) that immediately prior to the Effective Time represented the applicable Superior Shares, and a duly completed Letter of Transmittal and such other documents as the Depositary may reasonably require, a Former Superior Shareholder (other than a Dissenting Shareholder) will be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time, the Depositary will deliver to such Former Superior Shareholder, certificates representing the number of Nighthawk Shares which such Former Superior Shareholder is entitled to receive under the Amalgamation.

In the event of a transfer of ownership of Superior Shares which is not registered in the transfer records of Superior, a certificate representing the proper number of Superior Shares shall be delivered to a transferee if the certificate formerly representing such Superior Shares is presented to the Depositary at its offices, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer.

Until surrendered, each certificate that immediately prior to the Effective Time represented Superior Shares will, subject to certain exceptions, be deemed at any time after the Effective Time to represent only the right to receive upon surrender: (a) the aggregate Nighthawk Consideration Shares which the holder is entitled to receive in accordance with the Amalgamation, and (b) any dividends or distributions with a record date on or after the Effective Date that are paid or payable prior to the date of surrender on any Nighthawk Shares comprising the Nighthawk Consideration Shares which the holder of such Superior Shares was entitled to receive under the Amalgamation.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) representing the Superior Shares and how Registered Shareholders will receive the Nighthawk Consideration Shares payable to them under the Amalgamation.

Superior Shareholders with questions regarding the deposit of their Superior Shares should contact the Depositary by telephone at: 1.866.393.4891 x 205 (North American Toll Free) or 416.342.1091 (Outside North America). Further information with respect to the Depositary is set forth in the Letter of Transmittal.

In order for Registered Shareholders to receive the Nighthawk Consideration Shares payable to them under the Amalgamation as soon as possible after the closing of the Amalgamation, Registered Shareholders should submit their Superior Shares and the Letter of Transmittal as soon as possible.

Registered Shareholders will not actually receive their respective Nighthawk Shares until the Amalgamation is completed and they have returned their properly completed documents, including the Letter of Transmittal and certificates representing their Superior Shares to the Depositary.

In the event any certificate which immediately before the Effective Time represented one or more outstanding Superior Shares in respect of which the holder was entitled to receive the Nighthawk Consideration Shares pursuant to the Amalgamation are lost, stolen or destroyed, upon the making of an affidavit by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Nighthawk Consideration Shares to which such holder is entitled pursuant to the Amalgamation. When authorizing such delivery of the Nighthawk Consideration Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Nighthawk Consideration Shares is to be delivered shall, as a condition precedent to the delivery of such Nighthawk Consideration Shares, give a bond satisfactory to Nighthawk and the Depositary in such amount as Nighthawk may direct, or otherwise indemnify Nighthawk and the Depositary in a manner satisfactory to Nighthawk and the Depositary, against any claim that may be made against Nighthawk or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by Nighthawk.

Where a certificate representing the Superior Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should immediately contact Computershare Investor Services Inc. by telephone at 1.800.564.6253 (North American Toll Free) or 514.982.7555 (Outside North America).

Non-Registered Shareholders

The exchange of Superior Shares for the Nighthawk Consideration Shares in respect of Non-Registered Shareholders is expected to be made with the Non-Registered Shareholders’ nominee (bank, trust company, securities broker or other nominee) account through the procedures in place for such purposes between CDS and such nominee. Non-Registered Shareholders should contact their intermediary if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive payment for their Superior Shares as soon as possible following completion of the Amalgamation.

Cancellation of Rights after Six Years

To the extent that a Former Superior Shareholder has not complied with the provisions of the Amalgamation described under the headings “Procedure for Exchange of Superior Shares – Registered Shareholders” and “Procedure for Exchange of Superior Shares – Non-Registered Shareholders” in this Circular on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”), then any Nighthawk Shares which such Former Superior Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Nighthawk Shares shall be delivered to Nighthawk by the Depositary for cancellation and shall be cancelled by Nighthawk, and the interest of the Former Superior Shareholder in such Nighthawk Shares to which it was otherwise entitled shall be terminated as of the Final Proscription Date.

Fractional Interest

No fractional Nighthawk Shares shall be issued to Former Superior Shareholders in connection with the Amalgamation. The total number of Nighthawk Shares to be issued to any Former Superior Shareholder shall, without additional compensation, be rounded down to the nearest whole Nighthawk Share in the event that a Former Superior Shareholder would otherwise be entitled to a fractional Nighthawk Share.

The foregoing information is a summary only. For further details of procedures, see the amalgamation agreement attached as Schedule “A” to the Master Agreement attached as Schedule “A” to this Circular.

RIGHTS OF DISSENTING SHAREHOLDERS IN RESPECT OF THE AMALGAMATION

If you are a Registered Shareholder you are entitled to dissent from the Amalgamation Resolution in the manner provided in Section 185 of the OBCA, provided that, notwithstanding Subsection 185(6) of the OBCA, the written objection to the Amalgamation Resolution must be sent to Superior not later than 5:00 p.m. (Eastern Standard Time) on the date that is two (2) business days immediately prior to the Meeting, or any date to which such meeting may be postponed or adjourned.

Superior Shareholders who wish to dissent should take note that the procedures for dissenting to the Amalgamation Resolution require strict compliance with the applicable procedures in exercising Dissent Rights.

The following description of the rights of Registered Shareholders to dissent from the Amalgamation Resolution is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Superior Shares. A Registered Shareholder’s failure to follow exactly the procedures set forth in Section 185 of the OBCA will result in the loss of such Registered Shareholder’s Dissent Rights. If you are a Registered Shareholder and wish to dissent in respect of the Amalgamation Resolution, you should obtain your own legal advice and carefully read the Master Agreement (see Schedule “A” to this Circular) and the provisions of Section 185 of the OBCA (see Schedule “B” to this Circular). In addition to any other restrictions under Section 185 of the OBCA, holders of Superior Convertible Securities are not entitled to exercise Dissent Rights.

Any Registered Shareholder is entitled to be paid the fair value of the Superior Shares by such holder in accordance with Section 185 of the OBCA, if such holder exercises Dissent Rights in respect of such Superior Shares and the Amalgamation becomes effective.

Anyone who is a beneficial owner of Superior Shares registered in the name of an intermediary and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder who holds Superior Shares as an intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the notice should specify the number of Superior Shares held by the intermediary for such beneficial owner. A Dissenting Shareholder may dissent only with respect to all of Superior Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

A brief summary of the provisions of Section 185 of the OBCA is set out below. This summary is qualified in its entirety by the provisions of Section 185 of the OBCA, the full text of which is set forth in Schedule “B” to this Circular.

Superior Shareholders who exercise Dissent Rights and who:

●
are ultimately entitled to be paid fair value for their Superior Shares, which fair value shall be the fair value of such shares as of the close of business on the last business day before the day on which the Amalgamation is approved by the Superior Shareholders at the Meeting, shall be paid an amount equal to such fair value and shall be deemed to have transferred their Superior Shares to Amalco in accordance with the Master Agreement; or

●
are ultimately not entitled, for any reason, to be paid fair value for their Superior Shares shall be deemed to have participated in the Amalgamation as of the Effective Time, on the same basis as non-dissenting Superior Shareholders and shall be entitled to receive only the consideration that such holders would have received pursuant to the Amalgamation if such holders had not exercised Dissent Rights, but in no case shall Nighthawk, Superior or any other person be required to recognize Superior Shareholders who exercise Dissent Rights as Superior Shareholders after the Effective Time, and the names of such Superior Shareholders who exercise Dissent Rights shall be removed from the applicable register of shareholders as at the Effective Time. There can be no assurance that a Dissenting Shareholder will receive consideration for its Superior Shares of equal or greater value to the consideration that such Dissenting Shareholder would have received under the Amalgamation.

Section 185 of the OBCA

Section 185 of the OBCA provides that Registered Shareholders who dissent to the Amalgamation may exercise a right of dissent and require the Superior Shares held by such shareholders to be repurchased at the fair value of such shares.

The exercise of Dissent Rights does not deprive a Registered Shareholder of the right to vote at the Meeting. However, a Superior Shareholder is not entitled to exercise Dissent Rights in respect of the Amalgamation Resolution if such holder votes any of the Superior Shares beneficially held by such holder in favour of the Amalgamation Resolution.

A Dissenting Shareholder is required to send a written objection to the Amalgamation Resolution to Superior prior to the Meeting. A vote against the Amalgamation Resolution or not voting on the Amalgamation Resolution does not constitute a written objection for purposes of the right to dissent under Section 185 of the OBCA. Within 10 days after the Amalgamation Resolution is approved by the Superior Shareholders, Superior must send to each Dissenting Shareholder a notice that the Amalgamation Resolution has been adopted, setting out the rights of the Dissenting Shareholder and the procedures to be followed on exercise of those rights. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or if such Superior Shareholder does not receive such notice, within 20 days after learning of the adoption of the applicable Amalgamation Resolution), to send to Superior a written notice containing the Dissenting Shareholder’s name and address, the number Superior Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such Superior Shares and, within 30 days after sending such written notice, to send to Superior or its transfer agent the appropriate share certificate or certificates representing the Superior Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights. A Dissenting Shareholder who fails to send to Superior, within the required periods of time, the required notices or the certificates representing the Superior Shares in respect of which the Dissenting Shareholder has dissented may forfeit its Dissent Rights.

If the matters provided for in the Amalgamation Resolution become effective, then not later than the seventh day after the later of (i) the Effective Date, and (ii) the day the demand for payment is received, each Dissenting Shareholder whose demand for payment has been received, shall be sent a written offer to pay for the Superior Shares of such Dissenting Shareholder in such amount as is considered to be the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that the payor is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of the payor’s assets would thereby be less than the aggregate of its liabilities. The Superior Shares of a Dissenting Shareholder must be paid for within 10 days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if an acceptance thereof has not been received within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the Effective Date, application may be made by the payor to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of Nighthawk or Superior to apply to the Court. If such an application is not made by the payor, a Dissenting Shareholder has the right to so apply within a further 20 days.

Addresses for Notice

All notices to Superior of dissent to the Amalgamation Resolution pursuant to Section 185 of the OBCA should be addressed to the attention of the individual set out below and be sent not later than 5:00 p.m. (Eastern Standard Time) on the date that is two (2) business days immediately prior to the Meeting, or any date to which the Meeting may be postponed or adjourned to:

Superior’s counsel:

Peterson & Company LLP
390 Bay Street, Suite 806
Toronto, ON M5H 2Y2

Attention: Dennis H. Peterson
Facsimile: 647.259.1785

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under Section 185 of the OBCA, and reference should be made to the specific provisions of Section 185 of the OBCA and the Master Agreement, as applicable. The OBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Superior Shareholder who wishes to exercise Dissent Rights with respect to the Amalgamation Resolution should carefully consider and comply with the provisions of Section 185 of the OBCA and consult a legal advisor. A copy of Section 185 of the OBCA is set out in Schedule “B” to this Circular.

Condition of the Amalgamation

Under the Master Agreement, it is a condition of the Amalgamation that Superior Shareholders holding no more than 5% of the outstanding Superior Shares shall have exercised Dissent Rights (and not withdrawn such exercise).

DESCRIPTION OF THE TRANSACTION

Superior, Nighthawk and Newco have entered into the Master Agreement whereby Superior will amalgamate with Newco to form Amalco and Nighthawk will issue the Nighthawk Consideration Shares to the Former Superior Shareholders, on the basis of the Exchange Ratio. Each of the issued and outstanding Superior Convertible Securities will be converted into Nighthawk Convertible Securities or become exercisable to acquire Nighthawk Shares in lieu of Superior Shares, in each case after adjustments for the Exchange Ratio. Pursuant to the terms of the Transaction, Nighthawk will acquire all issued and outstanding Superior Shares to effect the combination of the business and assets of Nighthawk with those of Superior. Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Nighthawk. Completion of the Transaction is subject to the satisfaction of certain closing conditions as set out in the Master Agreement.

Upon completion of the Transaction, it is expected that the Former Superior Shareholders will own approximately 48.15% of the Nighthawk Shares (48.36% on a fully diluted basis) and Nighthawk Shareholders will own approximately 51.85% of the Nighthawk Shares (51.64% on a fully diluted basis). 12,587,500 Superior Warrants at an exercise price of $0.15 per Superior Share are set to expire on May 7, 2016 and the ownership percentage figures represented in this paragraph assume that such Superior Warrants shall not be exercised prior to their expiry date. Nighthawk will be a Tier 2 Mining Issuer listed on the TSXV.

The following are the principal elements of the Transaction.

AMALGAMATION

Nighthawk will acquire all of the issued and outstanding Superior Shares by way of an amalgamation of Superior and Newco under the provisions of the OBCA pursuant to the terms of the Master Agreement. A copy of the Master Agreement has been filed on SEDAR under each of the issuer profiles of Superior and Nighthawk available at www.sedar.com. The following are the principal steps to the Transaction:

1.
following approval of the Amalgamation Resolution by the Superior Shareholders, in accordance with the requirements of the OBCA, and the filing of the Articles of Amalgamation with the Ministry of Government Services, Superior and Newco shall jointly complete and file the Amalgamation Application, in duplicate;

2.	at the Effective Time, Superior and Newco shall amalgamate and continue as one company, being Amalco, pursuant to the provisions of Section 174 of the OBCA; and

(a)	at the Effective Time:

(i)
all of the Superior Shares outstanding immediately prior to the Effective Time shall be cancelled, and holders of Superior Shares outstanding immediately prior to the Effective Time, other than Nighthawk and Newco, shall receive in exchange for their Superior Shares so cancelled, that number of Nighthawk Consideration Shares equal to the product of:

(A)	the number of Superior Shares so cancelled; and

(B)	the Exchange Ratio;

(ii)	all of the common shares of Newco outstanding immediately prior to the Effective Time shall be cancelled and replaced with an equal number of common shares of Amalco issued by Amalco; and

(iii)	as consideration for the issuance of the Nighthawk Shares pursuant to the Amalgamation, Amalco shall issue to Nighthawk one (1) common share of Amalco for each Nighthawk Share issued.

No fractional Nighthawk Consideration Shares will be issued under the Amalgamation. Where the aggregate number of Nighthawk Consideration Shares to be issued to any Former Superior Shareholders under the Amalgamation would result in a fraction of a Nighthawk Consideration Share being issuable, the number of Nighthawk Shares shall be rounded down to the nearest Nighthawk Share in the event the Former Superior Shareholder is entitled to receive a fractional share representing less than one (1) Nighthawk Share. No cash or other consideration shall be paid or payable in lieu of such fraction of a Nighthawk Consideration Share.

Completion of the Transaction is subject to a number of conditions, including that all representations and warranties in the Master Agreement will be true on Closing, all covenants required to be performed will have been performed on or before Closing, all board of director and shareholder approvals will have been received, no material adverse effect will have occurred with respect to either Superior or Nighthawk, and all required regulatory approvals, including TSXV approval, will have been received.

REASONS FOR THE AMALGAMATION

Considerations of the Superior Board

In the course of their evaluations of the Amalgamation, the Superior Board consulted with Superior’s senior management and legal counsel and reviewed an extensive amount of information. The conclusions and recommendations of the Superior Board are based upon the following factors, among others:

1.	the Amalgamation allows Superior to pursue a new attractive business objective and benefit from the business of Nighthawk, including the exploration of the Colomac Gold Project;

2.	the Amalgamation is expected to improve the ability of Superior to increase Superior Shareholder value;

3.	Superior Shareholders will benefit from the addition of experienced board members from Nighthawk; and

4.	the Combined Company, assuming completion of the Amalgamation, will be a stronger company than Superior or Nighthawk alone.

RECOMMENDATION OF THE SUPERIOR BOARD

The Superior Board has considered the proposed Amalgamation on the terms and conditions as provided in the Master Agreement and has unanimously determined that the Amalgamation is in the best interests of Superior and is fair and reasonable from a financial point of view to the Superior Shareholders. The Superior Board unanimously recommends that the Superior Shareholders vote in favour of the Amalgamation.

The Superior Board believes that the Combined Company would provide a number of benefits to Superior Shareholders, including:

1.	a strong combined management team;

2.	enhanced market liquidity as a result of a significantly larger market capitalization and expanded shareholder base providing greater access to capital; and

3.	rationalization of overhead costs and administrative expenses related to maintaining two separate public companies reducing ongoing costs.

The Superior Board believes that the most efficient method of effecting the merger of Superior and Nighthawk is by the Amalgamation. The Amalgamation is intended to enhance shareholder value and opportunities for Superior Shareholders. After extensive analysis, discussion and reflection with Superior’s management and financial advisors, the Superior Board unanimously determined that the Amalgamation:

1.	allowed Superior Shareholders to pursue new attractive business objectives and benefit from the business of Nighthawk, including the exploration of the Colomac Gold Project;

2.	was the best alternative available to maximize shareholder value and opportunities for Superior Shareholders; and

3.	was in the best interests of Superior and the Superior Shareholders.

In arriving at its conclusion and recommendations, the Superior Board considered, among other matters, the following:

1.	the fact that Superior Shareholders, that do not vote in favour of the Amalgamation, may exercise Dissent Rights;

2.	the requirement for approval of 66⅔% of the votes cast by all Superior Shareholders represented at the Meeting in person or by proxy;

3.	the fact that the Superior Board and the Nighthawk Board the can proceed with an unsolicited Superior Proposal. (See heading “Description of the Transaction – Superior Proposal”);

4.	the Primary Capital Fairness Opinion;

5.
information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Superior and Nighthawk, including information in respect of Superior and Nighthawk on a pro-forma consolidated basis;

6.	the relative asset values of Superior and Nighthawk;

7.	the historical issue price of securities for Superior and Nighthawk and the recent trading prices of the securities of Superior and Nighthawk;

8.	the Amalgamation and the terms and conditions of the Master Agreement;

9.	the purpose and benefits of the Amalgamation;

10.	the risks associated with the Amalgamation and the alternatives available to Superior;

11.	information provided by Nighthawk with respect to the Colomac Gold Project and its other mineral properties;

12.	current industry, economic and market conditions and trends;

13.	the management group and technical team of the Combined Company after completion of the Amalgamation; and

14.	the benefits of the Amalgamation.

The Superior Board also identified and considered disadvantages associated with the Amalgamation, including that the Superior Shareholders after the Amalgamation will be subject to:

1.
the substantial dilution of the interests of Superior Shareholders in the Combined Company after the Amalgamation which is partially offset by the increased financial strength of the Combined Company relative to Superior’s current position;

2.
the risks to Superior if the Transaction is not completed, including the costs incurred in pursuing the Transaction, the diverting of significant management attention away from the conduct of Superior’s business, and the uncertainty that current and prospective Superior employees may experience concerning their future roles with Superior following the failure to complete the Transaction, which may adversely affect Superior’s ability to attract or retain key management and other personnel;

3.
the dilution of the interests of Superior Shareholders in the Combined Company through the issuance of the Nighthawk Consideration Shares which is partially offset by the acquisition of the Colomac Gold Project and the fact that the Combined Company will be well funded and well-positioned in the Northwest Territories, a stable mining friendly jurisdiction, to advance the Colomac Gold Project; and

4.	the restrictions contained in the Master Agreement on the ability of Superior to solicit further expressions of interest from third parties.

The foregoing summary of the information and factors considered by the Superior Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Amalgamation, the Superior Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. After consideration of all of the above-noted factors and in light of the Superior Board’s collective knowledge of the business, financial condition,  and prospects of Superior and Nighthawk and the advice of financial, legal and technical advisors to Superior, the Superior Board considered that the Amalgamation and the terms of the Amalgamation, overall, represent a reasonable business risk for Superior. In addition, individual members of the Superior Board may have assigned different weights to different factors. See “Risk Factors – Risk Factors Associated with the Amalgamation”. The Superior Board’s recommendation also involves forward-looking information and is subject to the inherent risks and assumptions associated with forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Information” elsewhere in this Circular.

PRIMARY CAPITAL FAIRNESS OPINION

Engagement of Primary Capital

By letter agreement dated September 2, 2015, the Superior Special Committee retained Primary Capital to act as financial advisor in connection with the Amalgamation and to prepare an opinion as to the fairness, from a financial point of view, of the Nighthawk Consideration Shares to be received by Superior Shareholders in connection with the Amalgamation.

Fairness Opinion

Following the review of the proposed terms of the draft Master Agreement by Primary Capital, Primary Capital rendered its fairness opinion to the Superior Special Committee that, as of the effective date of the Primary Capital Fairness Opinion (being, February 16, 2016), the Nighthawk Consideration Shares to be received by the Superior Shareholders in connection with the Amalgamation is fair, from a financial point of view, to such Superior Shareholders. A copy of the Primary Capital Fairness Opinion, is attached hereto as Schedule C.

In rendering the Primary Capital Fairness Opinion, Primary Capital relied, without independent verification, on financial and other information that was obtained by Primary Capital from public sources and senior management of Superior, Nighthawk and their respective affiliates, associates, advisors or otherwise. Primary Capital assumed that this information was complete, accurate and fairly presented.

The Primary Capital Fairness Opinion is not a recommendation to any Superior Shareholder as to how to vote or act on any matter relating to the Amalgamation. The Primary Capital Fairness Opinion only speaks to the fairness of the Nighthawk Consideration Shares to be received by the Superior Shareholders in connection with the Amalgamation, from a financial point of view, and does not address any other aspect of the Amalgamation or any related transaction, including any tax consequences of the Amalgamation to Superior or Superior Shareholders. The Primary Capital Fairness Opinion does not address the relative merits of the Amalgamation as compared to other business strategies or transactions that might be available to Superior or the underlying business decision of Superior to effect the Amalgamation. All Superior Shareholders should read the Primary Capital Fairness Opinion, as reproduced in Schedule C, carefully and in its entirety. The Primary Capital Fairness Opinion was one of a number of factors taken into consideration by the Superior Special Committee and the Superior Board in making their respective unanimous determination to recommend that Superior Shareholders vote in favour of the Amalgamation.

Credentials of Primary Capital

Primary Capital is a privately owned exempt market dealer with offices in Toronto and Vancouver. Primary Capital finances and provides M&A advice to Canadian growth companies involved in technology, resource, and diversified sectors. Primary Capital focuses mainly on public companies that are active worldwide. Primary Capital’s principals draw on decades of experience in the Canadian capital markets. The Primary Capital team has a respected corporate finance, engineering, and geologic team. Primary Capital’s organization has developed strong institutional and strategic investor relationships and their expertise and relationships, allow them to deliver quality services to issuers. Primary Capital has participated in a significant number of transactions involving mining and exploration companies and its investment banking professionals have extensive experience in preparing fairness opinions and valuations.

The Primary Capital Fairness Opinion is the opinion of Primary Capital and the form and content of the Primary Capital Fairness Opinion have been approved for release by a committee of Primary Capital’s senior management and legal counsel, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Relationships with Interested Parties

None of Primary Capital, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) or an “associated” or “affiliated” entity or “issuer insider” (as such terms are used in MI 61-101) of Superior or Nighthawk, nor is it a financial advisor to Nighthawk in connection with the Amalgamation.

Primary Capital acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Superior and Nighthawk and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation.

MASTER AGREEMENT

Except for the Master Agreement’s status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Transaction, its text is not intended to be, and should not be interpreted as, a source of factual, business or operational information about Superior and Nighthawk. The Master Agreement contains representations, warranties and covenants that are qualified and limited, including by information disclosed to Superior and Nighthawk in connection with the execution of the Master Agreement and certain information disclosed in public filings with Canadian securities regulatory authorities. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Master Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality that differ from what may be viewed as material to Superior Shareholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Circular. Superior Shareholders may not directly enforce or rely upon the terms and conditions of the Master Agreement but should consider all information disclosed by Superior and Nighthawk in their public filings with Canadian securities regulatory authorities.

CONDITIONS

Completion of the Amalgamation and the transactions contemplated by the Master Agreement is subject to, among other things:

1.
the Amalgamation shall be approved by Nighthawk as the sole shareholder of Newco by way of written resolution executed by such sole shareholder, all in accordance with the applicable provisions of the OBCA;

2.	the Amalgamation shall be approved by the Superior Shareholders by requisite approval of such shareholders at the Meeting, all in accordance with the applicable provisions of the OBCA and the TSXV;

3.	Superior shall have provided notice of the Amalgamation to the holders of the Superior Warrants in accordance with the terms thereof;

4.	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Master Agreement, including, without limitation, the Amalgamation;

5.
all necessary third party and regulatory and governmental approvals, waivers and consents in respect of the transactions contemplated pursuant to the Master Agreement shall have been obtained on terms and conditions satisfactory to Nighthawk and Superior, each acting reasonably, including, without limitation, the conditional approval of the TSXV to the listing thereon of Nighthawk Shares to be issued in connection with the Amalgamation, and of the Nighthawk Shares issuable upon exercise of the Superior Warrants and the Nighthawk Convertible Securities issuable in exchange for the Superior Options;

6.	all applicable securityholders shall have entered into the requisite escrow agreements that may be required by the TSXV as a condition of the final TSXV approval of the Amalgamation;

7.	no action or proceeding shall be pending or threatened by any person and there shall be no action taken under any existing applicable laws that:

(I)	make illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation or any other transactions contemplated in the Master Agreement; or

(II)	result in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Master Agreement;

8.
all necessary actions shall have been taken with respect to the Amalgamation so that the securities to be issued pursuant to the Amalgamation shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption in Rule 802 and similar exemptions under all applicable state securities laws;

9.	the Master Agreement shall not have been terminated pursuant to the provisions thereof;

10.	the articles of amalgamation in respect of the Amalgamation shall be in form and substance satisfactory to each of Nighthawk and Superior, acting reasonably;

11.	the Effective Time shall have occurred on or prior to the Termination Deadline (as such term is defined in the Master Agreement); and

12.	holders of not greater than 5% of the outstanding Superior Shares shall have exercised Dissent Rights in respect of the Amalgamation that have not been withdrawn as at the Effective Date.

COVENANTS

Pursuant to the Master Agreement, Superior and Nighthawk agreed not to take any action, or refrain from taking any action or permit any action to be taken or not taken (subject to a commercially reasonable efforts qualification) inconsistent with the provisions of the Master Agreement, which might reasonably be expected to materially impede the completion of the Transaction, subject to certain exceptions.

Superior and Nighthawk agreed to customary restrictions on the operations of their business prior to the Effective Time along with standard non-solicitation and confidentiality covenants.

Superior agreed to call the Meeting to seek the approval of the Superior Shareholders to the Amalgamation.

SUPERIOR PROPOSAL

In the event that prior to the time of the Superior Meeting, a Superior Proposal (as hereinafter defined) is offered or made to Superior or Nighthawk, either Superior or Nighthawk, as the case may be, may approve any agreement in respect of such Superior Proposal and the Superior Board may withdraw, modify or change any recommendation regarding the Amalgamation, subject to the terms of the Master Agreement.  For this purpose, “Superior Proposal” means an unsolicited bona fide written proposal to either party or its shareholders, in respect of a take-over proposal from a third party that is not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction and that did not result from or involve a breach of the non-solicitation covenants set forth in the Master Agreement, in connection with which, in the opinion of the board of directors of the party which is the subject of such proposal, after consultation with its legal and financial advisors, the transaction contemplated pursuant to such proposal: (i) constitutes a commercially feasible transaction in accordance with its terms taking into account all legal, financial, tax, regulatory and other aspects of such proposal, and for which adequate financial arrangements have been made (and that is not subject to any financing contingency), (ii) could be carried out within a time frame that is reasonable in the circumstances, (iii) if consummated, would be a transaction superior to the Amalgamation and related matters contemplated in the Master Agreement from a financial point of view to the shareholders of the party which is the subject of such proposal, and (iv) is not subject to a due diligence or access condition.

Break Fees

In the event that: (i) the Master Agreement is terminated by either party where Superior accepts a Superior Proposal; (ii) the Superior Shareholders do not approve the Amalgamation at the Meeting, and the Master Agreement is terminated after the making of the Pending Superior Take-over Proposal (as such term is defined in the Master Agreement) by any party and Superior completes or enters into a definitive agreement with respect to the Pending Superior Take-over Proposal within six (6) months following the termination of the Master Agreement and the Pending Superior Take-over Proposal is thereafter completed; or (iii) (a) the Superior Board withdrew, modified or amended, in any material respect, an affirmative recommendation that the Superior Shareholders approve the Amalgamation, (b) Superior Shareholders do not approve the Amalgamation at the Meeting, and (c) the Master Agreement is terminated on account of (i) the Certificate not having been issued by the Director under the OBCA prior to June 30, 2016, (ii) the Superior Shareholders failing to approve the Amalgamation at the Superior Meeting, or (iii) certain conditions required to be satisfied under the Master Agreement have not been satisfied (or waived by Nighthawk), then Superior shall pay to Nighthawk a $125,000 break fee.

In the event that the Master Agreement is terminated by either party where Nighthawk accepts a Superior Proposal, then Nighthawk shall pay to Superior a $125,000 break fee.

TERMINATION OF MASTER AGREEMENT

The Master Agreement may be terminated by:

1.
at any time prior to the issuance of the Certificate of Amalgamation, by mutual written agreement of the parties, without further action on the part of the shareholders of Superior, Nighthawk or Newco;

2.	if the conditions of Nighthawk (or Newco) or Superior, or any mutual conditions, set forth in the Master Agreement have not been satisfied by the Effective Time;

3.	if the Amalgamation is not approved at the Superior Meeting;

4.	if the Transaction has not been completed by June 30, 2016; and

5.	if Superior or Nighthawk accepts a Superior Proposal, subject to the terms of the Master Agreement.

EFFECT OF THE TRANSACTION

As a result of the Transaction:

1.
in accordance with section 179 of the OBCA, among other things, the property, rights and interests of each of Superior and Newco will continue to be the property, rights and interests of Amalco, and Amalco will continue to be liable for the obligations of each of Superior and Newco; and

2.	Amalco will be a wholly-owned subsidiary of Nighthawk.

OFFICERS AND DIRECTORS

In connection with the Closing, the officers and directors of Nighthawk are expected to change such that, upon completion of the Transaction, the directors and officers of Nighthawk will be as follows:

Michael J. Byron – President, Chief Executive Officer and a Director
Michael Leskovec – Chief Financial Officer, Corporate Secretary
Ernie Eves – Director
Brian Howlett – Director
Luc Lessard – Director
Brent Peters – Director
Morris Prychidny – Director

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Superior, after reasonable enquiry, other than as disclosed in this Circular, no informed person of Superior, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction since the commencement of Superior’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect Superior or any of its subsidiaries. For the purposes of the above, “informed person” means: (a) a director or executive officer of Superior; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Superior; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Superior or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Superior other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) Superior after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

PRINCIPAL LEGAL MATTERS – CANADIAN SECURITIES LAW CONSIDERATIONS

The distribution of the Nighthawk Consideration Shares pursuant to the Master Agreement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities laws. The Nighthawk Consideration Shares may be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid in respect of that sale and, if the selling security holder is an Insider or officer of Nighthawk, the Insider or officer has no reasonable grounds to believe that Nighthawk is in default of Securities Laws.

Special Transaction Rules

Multilateral Instrument 61-101

As a reporting issuer in Ontario and a TSXV listed issuer, Superior is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority shareholders.

Business Combination

The securities regulatory authorities in the Province of Ontario and the TSXV (through TSXV Policy 5.9) have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. The Amalgamation does not constitute an issuer bid, an insider bid or a related party transaction as between Nighthawk and Superior. In assessing whether the Amalgamation could be considered to be a “business combination” for the purposes of MI 61-101, the Superior Board reviewed all benefits or payments which related parties of Superior are entitled to receive, directly or indirectly, as a consequence of the Amalgamation to determine whether any constituted a “collateral benefit”. For these purposes, Superior does not have in place or in effect any employment agreements, consulting agreements or other change of control agreements which provide for a payment accruing as a result of the Amalgamation or other change of control of Superior that would be triggered in connection with the Amalgamation. Accordingly, the Amalgamation does not constitute a “business combination” for the purposes of MI 61-101.

PRINCIPAL LEGAL MATTERS – UNITED STATES SECURITIES LAW CONSIDERATIONS

The Amalgamation involves the distribution of the Nighthawk Consideration Shares and Nighthawk Convertible Securities to the Superior Shareholders and the holders of Superior Options in exchange for their Superior Shares and Superior Options. Superior and Nighthawk are public companies existing under the provincial laws of Ontario. The Amalgamation is subject to the disclosure requirements of a foreign jurisdiction, which are different from those of the United States. The Nighthawk Consideration Shares and Nighthawk Convertible Securities to be issued to the Superior Shareholders and the holders of Superior Options in the United States pursuant to the Amalgamation have not been registered under the U.S. Securities Act or the securities laws of any state of the United States and are being issued in the United States in reliance on the exemption from registration set forth in Rule 802 thereunder (“Rule 802”) and exemptions provided under the securities laws of each applicable state of the United States. Rule 802 provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for securities of a foreign subject company where:

(a)	each of Superior and Nighthawk are a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act;

(b)	Superior Shareholders in the United States hold no more than 10% of the securities that are the subject of the Amalgamation;

(c)	on Closing, shareholders in the United States of Nighthawk will hold no more than 10% of the securities that are the subject of the Amalgamation;

(d)	Superior Shareholders in the United States participate in the Amalgamation on terms at least as favourable as those offered to any other holder of the subject securities;

(e)
an informational document in connection with the Amalgamation is published or disseminated to Superior Shareholders in the United States, complying with the disclosure requirements set forth in Rule 802, on a comparable basis to that provided to holders of the subject securities in the foreign subject company’s home jurisdiction; and

(f)	the informational document, including any amendments thereto, is furnished to the SEC on Form CB together with a Form F-X to appoint an agent for service of process in the United States.

This Circular will be filed with the SEC on Form CB.

The Nighthawk Shares, upon completion of the Amalgamation, will not be listed for trading on any United States stock exchange and the solicitation of proxies for the Superior Meeting is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a foreign issuer in accordance with foreign corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in such foreign jurisdiction. Superior Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act.

Specifically, information concerning the operations of Superior and Nighthawk contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma financial statements and the unaudited and audited historical financial statements of Superior and Nighthawk included in this Circular have been presented in Canadian dollars. The financial statements of Superior and Nighthawk were prepared in accordance with IFRS. The financial statements included in this Circular are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies. Likewise, information concerning assets and operations of Superior and Nighthawk contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

Superior Shareholders should be aware that the Amalgamation and ownership of the Nighthawk Consideration Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Amalgamation is a taxable transaction, in whole or in part, for United States federal income tax purposes. Tax considerations applicable to Superior Shareholders subject to United States federal income tax have not been included in this Circular. Superior Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Amalgamation. Enforcement by Superior Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that both Superior and Nighthawk are organized under the laws of a jurisdiction outside the United States, that some or all of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Superior, Nighthawk, and such persons are located outside of the United States. As a result, it may be difficult or impossible for Superior Shareholders to effect service of process within the United States upon the Combined Company, its officers, directors and trustee or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Superior Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The Nighthawk Consideration Shares and Nighthawk Convertible Securities issued to Superior Shareholders and the holders of Superior Options will be restricted securities under Rule 144(a)(3) under the U.S. Securities Act. Consequently, any resale of the Nighthawk Consideration Shares are subject to the registration requirement of the U.S. Securities Act unless they are resold under an exemption or exclusion from the U.S. Securities Act. Subject to certain limitations, Holders of Nighthawk Shares may resell their Nighthawk Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. Additionally, the U.S. Securities Act imposes restrictions on Nighthawk Shares held by “affiliates” of Nighthawk after the Amalgamation or who have been “affiliates” of Nighthawk within 90 days prior to the Amalgamation. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Such affiliates (and former affiliates) may also resell Nighthawk Shares pursuant to Rule 144 under the U.S. Securities Act, if available. However, unless certain conditions are satisfied, Rule 144 is not available for the resale of securities of issuers that have ever had (i) no or nominal operations; and (ii) no or nominal assets other than cash and cash equivalents.

Additionally, no broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Combined Company, Superior or Nighthawk.

THE NIGHTHAWK SHARES, NIGHTHAWK CONSIDERATION SHARES AND NIGHTHAWK CONVERTIBLE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Notice Regarding Resource Information

The determination of resources involves the preparation of estimates that have an inherent degree of associated uncertainty. The estimation and classification of resources requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific resource classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability, statistics and deterministic and probabilistic estimation methods is required to properly use and apply resource definitions.

Disclosure in this Circular has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Superior Shareholders are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Superior Shareholders are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Circular containing descriptions of any mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Amalgamation generally applicable to a Superior Shareholder who, for purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with Superior, Newco, Amalco and Nighthawk, (ii) is not affiliated with Superior, Newco, Amalco or Nighthawk, and (iii) holds all Superior Shares, and will hold all Nighthawk Shares acquired on the Amalgamation, as capital property (each such Superior Shareholder, a “Holder”).

A Holder’s Superior Shares and Nighthawk Shares will generally be considered to be capital property of the Holder, unless the Holders holds the shares in the course of carrying on a business or acquired the shares in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who are residents of Canada for purposes of the Tax Act and whose Superior Shares or Nighthawk Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property. Such Holders should consult their own tax advisors regarding whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

This summary is based on the current provisions of the Tax Act as of the date of this Circular and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made available publicly prior to the date of this Circular.  This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes all such Proposed Amendments will be enacted in their present form, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not applicable to a Holder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is a “specified financial institution” or “restricted financial institution” both as defined in the Tax Act, (iv) to whom the “functional currency” reporting rules contained in section 261 of the Tax Act apply, (v) that has entered into, with respect to the Superior Shares, a “derivative forward agreement” as defined in the Tax Act, or (vi) who acquired their Superior Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisors as to the tax consequences of the Amalgamation and the other transactions/events described in this Circular applicable to them.

This summary does not address the tax considerations relevant to holders of Superior Warrants or Superior Options. The Amalgamation and the other transactions/events described in this Circular may give rise to adverse tax consequences for holders of such Superior Convertible Securities. To the extent that holders of Superior Convertible Securities are considered to have disposed of any of their Superior Convertible Securities by virtue of the Amalgamation or any other transactions/events described in this Circular, such holders may incur a tax liability. As a consequence, holders of Superior Convertible Securities are strongly urged to consult their own tax advisors to determine the tax consequences of the Amalgamation and the other transactions/events described in this Circular in their particular circumstances.

This summary is of a general nature only and is not exhaustive of all possible relevant Canadian federal income tax considerations. This summary is not, and should not be construed as, legal or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly, Holders are urged to consult their own tax advisors with respect to the Canadian federal income tax consequences of the Amalgamation and the other transactions/events described in this Circular having regard to their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act (a “Resident Holder”).

Exchange of Superior Shares for Nighthawk Shares

A Resident Holder (other than a Dissenting Shareholder) who receives Nighthawk Shares in exchange for Superior Shares pursuant to the Amalgamation will be deemed to have disposed of such Superior Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base thereof immediately before the Amalgamation. As a consequence, such a Resident Holder will not realize a capital gain or capital loss as a result of the Amalgamation. The Resident Holder will also be deemed to have acquired the Nighthawk Shares received in exchange for such Superior Shares at a cost equal to the Registered Holder’s deemed proceeds of disposition of their Superior Shares. The adjusted cost base of all Nighthawk Shares owned by the Resident Holder immediately after the exchange will be determined by averaging the cost of the Nighthawk Shares acquired on the exchange with the adjusted cost base of any other Nighthawk Shares held by the Resident Holder as capital property.

Receipt of Dividends on Nighthawk Shares

Dividends received or deemed to be received on Nighthawk Shares in a taxation year by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income for that year and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Dividends received on Nighthawk Shares by a Resident Holder who is an individual will generally be eligible for an enhanced gross-up and dividend tax credit if Nighthawk designates such dividends to be “eligible dividends” in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received on Nighthawk Shares in a taxation year by a Resident Holder that is a corporation will be included in the Resident Holder’s income for that year and will generally be deductible in computing such Resident Holder’s taxable income. Under Proposed Amendments released December 7, 2015, a Resident Holder that was, at any time in a taxation year, a “private corporation” as defined in the Tax Act, or a corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay a refundable tax of 38 ⅓% under Part IV of the Tax Act on any dividends received or deemed to be received on Nighthawk Shares in that year to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for that year.

Disposition of Nighthawk Shares

A disposition or deemed disposition of Nighthawk Shares by a Resident Holder will generally give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Nighthawk Share immediately before the disposition.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year may be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Under Proposed Amendments released December 7, 2015, a Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” may be liable to pay a refundable tax of 10 ⅔% on its “aggregate investment income”, including any taxable capital gains.

If the Resident Holder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of a Nighthawk Share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who validly exercises their dissent rights (a “Dissenting Resident Holder”) will be entitled to be paid the fair value of his, her or its Superior Shares on or after the Effective Time in accordance with the Dissent Rights, and will receive a cash payment in respect of the fair value of the Dissenting Resident Holder’s Superior Shares. Such a Dissenting Resident Holder will be considered to have disposed of his, her or its Superior Shares for proceeds of disposition equal to the amount received by the Dissenting Resident Holder (less any interest awarded by a court). As a result, in accordance with the CRA’s published administrative policy, such Dissenting Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable cost of disposition, received exceed (or are less than) the adjusted cost base to the Dissenting Resident Holder of his, her or its Superior Shares. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Interest awarded to a Dissenting Resident Holder by a court will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act. In addition, under Proposed Amendments released December 7, 2015, a Dissenting Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” may be liable to pay a refundable tax of 10 ⅔% on its “aggregate investment income”, including taxable capital gains and interest income.

A Resident Holder who exercises his, her or its Dissent Rights but who is not ultimately determined to be entitled to be paid fair value for the Superior Shares held by such Resident Holder will be deemed to have participated in the Amalgamation and will receive Nighthawk Shares. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Superior Shares for Nighthawk Shares”.

Eligibility for Investment

The Nighthawk Shares to be issued pursuant to the Amalgamation would, if issued on the date of this Circular, be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), registered retirement income fund (a “RRIF”), deferred profit sharing plan, registered education savings plan, registered disability savings plan and tax-free savings account (a “TFSA”), all as defined under the Tax Act, provided that, at all relevant times, the Nighthawk Shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which currently includes Tier 1 and Tier 2 of the TSXV).

Notwithstanding that a Nighthawk Share may be a “qualified investment” for a trust governed by a TFSA, RRSP or RRIF (each a “Registered Plan”), the holder of a TFSA or annuitant of an RRSP or RRIF, as the case may be (each a “Plan Holder”), will be subject to a penalty tax in respect of a Nighthawk Share held by the Registered Plan if such Nighthawk Share is a “prohibited investment” for the particular Registered Plan. A Nighthawk Share will generally be a “prohibited investment” for a Registered Plan if the Plan Holder (i) does not deal at arm’s length with Nighthawk for purposes of the Tax Act, or (ii) has a “significant interest”, as defined in the Tax Act, in Nighthawk. The Nighthawk Shares will not be a “prohibited investment” if they are “excluded property” as defined in the Tax Act for a Registered Plan. Plan Holders should consult their own tax advisors as to whether the Nighthawk Shares will be a “prohibited investment” in their particular circumstances.

Holders Not Resident in Canada

This portion of the summary applies to a person who is, or is deemed, for the purposes of the Tax Act or any applicable tax treaty and at all relevant times, not to be a resident of Canada and who is not: (i) an insurer carrying on an insurance business in Canada and elsewhere; (ii) a “financial institution” as defined in the Tax Act; or (iii) an “authorized foreign bank” as defined in the Tax Act (a “Non-Resident Holder”).

Exchange of Superior Shares for Nighthawk Shares

The tax consequences discussed above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Superior Shares for Nighthawk Shares” will generally be applicable to Non-Resident Holders (other than Dissenting Non-Resident Holders) who exchange Superior Shares for Nighthawk Shares on the Amalgamation.

Disposition of Nighthawk Shares

A Non-Resident Holder who disposes of his, her or its Nighthawk Shares received on the Amalgamation will not be subject to tax under the Tax Act on the disposition unless the Nighthawk Shares constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, Nighthawk Shares will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such shares are listed on a “designated stock exchange”(which currently includes Tier 1 and Tier 2 of the TSXV) at that time, unless: (i) at any time during the sixty-month period immediately preceding the disposition of such Nighthawk Shares by such Non-Resident Holder, (A) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, partnerships in which the Non-Resident Holder or persons not dealing at arm’s length with the Non-Resident Holder hold a membership interest directly or indirectly through one or more partnerships or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Nighthawk, and (B) more than 50% of the fair market value of the Nighthawk Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” as defined in the Tax Act, “timber resource properties” as defined in the Tax Act, and options in respect of, interests in, or civil law rights in, any such properties; or (ii) the Non-Resident Holder’s Nighthawk Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself taxable Canadian property.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Nighthawk Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Nighthawk Shares”. Non-Resident Holders should consult with their own tax advisors to determine whether their Nighthawk Shares may be “taxable Canadian property” having regard to their particular circumstances and to assess their corresponding Canadian tax reporting obligations.

Receipt of Dividends on Nighthawk Shares

Where a Non-Resident Holder receives or is deemed to receive a dividend on Nighthawk Shares, the amount thereof will be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of the dividend or such lower rate as may apply under the provisions of an applicable income tax treaty or convention.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises his, her or its dissent rights (a “Dissenting Non-Resident Holder”) will be entitled to be paid the fair value of his, her or its Superior Shares on or after the Effective Time in accordance with the Dissent Rights, and will receive a cash payment in respect of the fair market value of the Dissenting Non-Resident Holder’s Superior Shares. A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on such disposition of Superior Shares unless the Superior Shares constitute “taxable Canadian property” for purposes of the Tax Act and the Dissenting Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, Superior Shares will not be “taxable Canadian property” of a Dissenting Non-Resident Holder at a particular time provided that such shares are listed on a “designated stock exchange”(which currently includes Tier 1 and Tier 2 of the TSXV) at that time, unless: (i) at any time during the sixty-month period immediately preceding the disposition of such Superior Shares by such Dissenting Non-Resident Holder, (A) the Dissenting Non-Resident Holder, persons not dealing at arm’s length with such Dissenting Non-Resident Holder, partnerships in which the Dissenting Non-Resident Holder or persons not dealing at arm’s length with the Dissenting Non-Resident Holder hold a membership interest directly or indirectly through one or more partnerships or the Dissenting Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Superior, and (B) more than 50% of the fair market value of the Superior Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” as defined in the Tax Act, “timber resource properties” as defined in the Tax Act, and options in respect of, interests in, or civil law rights in, any such properties; or (ii) the Dissenting Non-Resident Holder’s Superior Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself taxable Canadian property.

A Dissenting Non-Resident Holder’s capital gain (or capital loss) in respect of Superior Shares that constitute, or are deemed to constitute, taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under “Canadian Federal Income Tax Considerations - Holders Resident in Canada – Disposition of Nighthawk Shares”. Dissenting Non-Resident Holders should consult with their own tax advisors to determine whether their Superior Shares may be “taxable Canadian property” having regard to their particular circumstances and to assess their corresponding Canadian tax reporting obligations.

Interest (if any) awarded by a court to a Dissenting Non-Resident Holder generally should not be subject to withholding tax under the Tax Act.

A Non-Resident Holder who exercises his, her or its Dissent Rights but who is not ultimately determined to be entitled to be paid fair value for the Superior Shares held by such Non-Resident Holder will be deemed to have participated in the Amalgamation and will receive Nighthawk Shares.

TAX CONSIDERATIONS FOR SUPERIOR SHAREHOLDERS RESIDENT IN COUNTRIES OTHER THAN CANADA

This Circular does not address non-Canadian tax consequences applicable to Superior Shareholders resident in countries other than Canada. Accordingly, it is recommended that such Superior Shareholders consult their own tax advisers with respect to their particular circumstances

EXCHANGE OF SECURITIES

Registered Shareholders may exchange their Superior Shares for their pro rata proportion of Nighthawk Consideration Shares by depositing the certificates with the Depositary pursuant to the procedure set out in the Letter of Transmittal mailed to all Registered Shareholders. Reference is made to the heading “Particulars of Matters to be Acted Upon at the Meeting – Procedure for Exchange of Common Shares”.

Each Superior Option, to the extent it has not been exercised as of the Effective Date, will be automatically exchanged, based on the Exchange Ratio, without any further act or formality required on the part of the holder thereof. Any document previously evidencing a Superior Option thereafter evidence and be deemed to evidence such Replacement Nighthawk Security, and no certificates evidencing the Replacement Nighthawk Securities shall be issued.

INFORMATION CONCERNING NIGHTHAWK

The following information is provided by Nighthawk, is presented on a pre-Amalgamation basis and is reflective of the current business, financial and share capital position of Nighthawk. See “Information Concerning the Combined Company” for pro forma business, financial and share capital information relating to the Combined Company.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Michael J. Byron, President and Chief Executive Officer, at 141 Adelaide St. W., Suite 301, Toronto, Ontario M5H 3L5. Alternatively, these documents may be obtained electronically under Nighthawk’s issuer profile on SEDAR at www.sedar.com.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) of Nighthawk are specifically incorporated by reference herein and form an integral part of the Circular:

(a)	the Colomac Report;

(b)	the news release dated December 18, 2013 in respect of the acquisition of the Kim and Cass properties in the Northwest Territories;

(c)	the news release dated March 26, 2014 in respect of assay results on the Cass deposit in the Northwest Territories;

(d)	the news release dated April 10, 2014 in respect of assay results on the Cass deposit in the Northwest Territories;

(e)	the news release dated April 24, 2014 in respect of assay results on the Cass deposit in the Northwest Territories;

(f)	the news release dated July 8, 2014 announcing the 2014 drill program at the Colomac Gold Project and on the Goldcrest, Cass and Kim gold deposits in the Northwest Territories;

(g)	the news release dated September 25, 2014 announcing drill results at the Colomac Gold Project and the Goldcrest deposit in the Northwest Territories;

(h)	the news release dated October 27, 2014 announcing drill results at the Colomac Gold Project and on the Goldcrest and Cass gold deposits in the Northwest Territories;

(i)	the news release dated November 26, 2014 announcing assay results at the Goldcrest and Echo-Indin gold deposits in the Northwest Territories;

(j)	the news release dated December 3, 2014 announcing drill results at the Colomac Gold Project and the Cass gold deposit in the Northwest Territories;

(k)	the news release dated July 28, 2015 announcing initiation of 2015 drill program on the Colomac Gold Project;

(l)	the news release dated October 26, 2015 announcing results from completed drill program at the Colomac Gold Project;

(m)	the management information circular of Nighthawk dated December 17, 2015 in connection with the annual meeting of shareholders of Nighthawk held on January 25, 2016; and

(n)	the news release dated December 29, 2015 announcing the expiry of the option to acquire the Kim and Cass properties in the Northwest Territories.

CORPORATE STRUCTURE

Name, Address and Incorporation

Nighthawk was registered and incorporated under the laws of the Province of Ontario, Canada on October 8, 2004 as Mercer International Minerals Inc.  Pursuant to Articles of Amendment dated March 7, 2006, Mercer International Minerals Inc. changed its name to Merc International Minerals Inc.  Pursuant to Articles of Amendment dated April 30, 2013, Merc International Minerals Inc. changed its name to Nighthawk Gold Corp.  Pursuant to Articles of Amendment dated May 9, 2014, Nighthawk altered its share capital by consolidating all of the issued and outstanding Nighthawk Shares on the basis of one (1) post-consolidation Nighthawk Share for each five (5) pre-consolidation common shares of Nighthawk.

Nighthawk’s registered and head office is located at 141 Adelaide St. W., Suite 301, Toronto, Ontario, M5H 3L5.

Intercorporate Relationships

The following table lists, for each of Nighthawk and its subsidiaries, the jurisdiction of incorporation of such entity and the percentage of each class of such entity’s equity securities owned, directly or indirectly, by Nighthawk.

Entity	Jurisdiction of Incorporation	Percentage of each class of equity securities owned, directly or indirectly, by Nighthawk
Golden Sierra Resources Inc.	Ontario	100%

SUMMARY DESCRIPTION OF THE BUSINESS

General

Nighthawk is a Canadian-based exploration company focused on acquiring and developing gold mineral properties in the Northwest Territories. With the acquisition of the mineral claims and leases of the Colomac Gold Project, Nighthawk’s Indin Lake Gold Property comprises a total land package of 222,203 acres in the Indin Lake Greenstone Belt, located approximately 200 km north of Yellowknife, NWT.

Nighthawk has focused its activities on staking exploration properties including those with historic resource estimates that have the geological potential to be enhanced through both modern day exploration and higher gold prices. Since its incorporation, mineral exploration has been Nighthawk’s sole business. Nighthawk has not conducted any revenue generating operations to date.

History

Nighthawk was incorporated on October 8, 2004 and since such date its primary focus has been to acquire and explore gold mineral properties.

On February 25, 2016, Nighthawk and Superior announced that they entered into the Master Agreement dated as of February 24, 2016 providing for the acquisition by Nighthawk of Superior by way of an Amalgamation. Superior Shareholders representing 21.1% of Superior Shares issued and outstanding entered into lock-up agreements with Nighthawk in support of the transaction.

On December 29, 2015, Nighthawk announced that it would allow its option to acquire the Kim and Cass properties, which include four (4) contiguous mining leases adjacent to Nighthawk’s existing property in the Northwest Territories, to expire in accordance with the terms of the option agreement dated December 18, 2013 (the “Kim/Cass Option”). By allowing the Kim/Cass Option to expire, Nighthawk was able to preserve its cash resources and continue to focus on further exploration activities on its Indin Lake Gold Property.

Between November and December 2015, Nighthawk received consent from certain officers of Nighthawk for the cancellation of an aggregate of 1,222,000 stock options, without payment of any consideration therefor, in order to provide more room under the stock option plan for Nighthawk to issue additional stock options. On December 1, 2015, 2,285,000 stock options were issued to directors, officers, and consultants of Nighthawk. The stock options have an exercise price of $0.15 and expiry date of December 1, 2020.

On November 20, 2015, Nighthawk completed a non-brokered private placement offering of secured notes (the “Secured Notes”) for a principal amount of $0.85 million. The Secured Notes pay interest at a rate of 12% per annum, compounded monthly, and are payable in cash semi-annually. The Secured Notes mature on May 20, 2017, and are secured by a general security agreement on Nighthawk’s real and personal property. Nighthawk can prepay the Secured Notes without penalty, provided that any interest owed to the date of prepayment is also paid to the Secured Note holders. In connection with the issuance of the Secured Notes, 3,400,000 warrants (the “Secured Note Warrants”) were issued and entitle each Secured Note Warrant holder to acquire one Nighthawk Share at an exercise price of $0.15 per Nighthawk Share until May 20, 2017.

A change in management occurred on November 6, 2015 whereby Dr. Michael Byron was appointed President and Chief Executive Officer of Nighthawk; concurrently David Wiley resigned as President and Chief Executive Officer of Nighthawk and as a member of the Nighthawk Board.

On July 28, 2015, Nighthawk announced the initiation of its 2015 drill program at its 100% owned Colomac Project in the Northwest Territories. Drilling focussed on extending the high-grade gold mineralization at Zone 1.5 and testing Zone 1.0, which is believed to host mineralization similar to Zone 1.5.

On December 17, 2014, Nighthawk announced that the Nighthawk Board amended the Nighthawk Option Plan to increase the aggregate number of Nighthawk Shares which may be issued and sold under the Nighthawk Option Plan from 3,719,903 to 5,845,369, representing 10% of Nighthawk’s current issued and outstanding Nighthawk Shares.

On July 8, 2014, Nighthawk announced its 2014 drill program at its Colomac Main, Goldcrest, Cass and Kim gold deposits.

On June 25, 2014, Nighthawk issued 17,262,500 flow through units (“FT Units”) at a price of $0.40 per FT Unit and 2,737,500 units (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds of $8,000,000 pursuant a private placement. Each FT Unit consisted of one Nighthawk Share, which qualified as a “flow-through share” within the meaning of the Tax Act and one-half of one Nighthawk Share purchase warrant (each whole Nighthawk Share purchase warrant, a “Warrant”). Each Unit consisted of one Nighthawk Share and one-half of one Warrant. Each Warrant entitled the holder thereof to acquire one Nighthawk Share at a price of $0.50 until December 25, 2015.

On May 9, 2014, Nighthawk consolidated its shares on the basis of five (5) existing common shares for one (1) new Nighthawk Share.

In April 2014, Nighthawk reported additional results from sixteen (16) historic holes drilled in 1987 on its Cass gold deposit..

On March 26, 2014, Nighthawk reported results from 18 historic holes from 1986 drilled on its Cass gold deposit, acquired on  December 18, 2013, located on Nighthawk’s Indin Lake Gold Property in the Northwest Territories.

TECHNICAL INFORMATION

Information relating to Colomac Gold Project is supported by the Colomac Report. The Colomac Report is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Colomac Report, which is incorporated by reference herein and filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Nighthawk’s issuer profile on SEDAR at www.sedar.com.

Where appropriate, certain information contained or incorporated by reference into this Circular updates information derived from the Colomac Report as well as certain news releases pertaining to Nighthawk’s other properties. Any updates to the scientific or technical information derived from the Colomac Report and any other scientific or technical information in respect of the Colomac Gold Project, as well the Goldcrest, Echo-Indin and Kim and Cass deposits, contained or incorporated by reference in the Circular, was prepared by, or under the supervision of, Dr. Michael Byron. Dr. Byron is a “qualified person” within the meaning of NI 43-101.

Executive Summary of the Colomac Report

The Colomac Gold Project consists of nine leases (4,842.70 ha or 11,966.6 acres) and two staked claims (128.00 ha or 316.3 acres) totaling 4,970.70 hectares (12,282.9 acres). The Colomac Gold Project forms part of and is situated in the central portion of Nighthawk's larger Indin Lake Project (89,922.46 hectares or 222,203.23 acres) in the Indin Lake area of the Northwest Territories at latitude 64o24'N, longitude 115o05'W (UTM Zone 11N 592,000E 7,143,000N NAD83 datum), approximately 220 km northwest of Yellowknife.

Nighthawk holds or has the option to acquire a 100% interest in the Indin lake project, which is comprised of the Colomac Gold Project. Between 2009 and 2011, Nighthawk staked a 100% undivided interest in 115 claims totaling 79,812.41 hectares (197,220.70 acres). Nighthawk has also acquired or has the option to acquire a 100% interest in 30 leases (9,020.14 hectares or 22,289.29 acres) and 5 staked claims (1,089.91 hectares or 2,693.24 acres) within the historic Colomac, Treasure Island, Laurie Lake, Barker-Vidie, Leta Arm (North Inca, Diversified and Lexindin) and Damoti properties.

The Colomac Gold Project can be accessed by helicopter, by ski- or float-equipped fixed-wing aircraft to Baton Lake and Steeves Lake, by ski- or wheel-equipped fixed-wing aircraft to an unmaintained 1,525 metre (5,000 foot) gravel airstrip on the Property which is capable of handling aircraft up to the size of a Hercules transport. Land access to the property is possible via an approximately 245 km winter road that starts west of Yellowknife from the No. 3 Highway at the Taicho community of Behchoko.

The Colomac Gold Project lies in the Indin Lake Supracrustal Belt, a 2,000 km2, NNE-trending elongate area of volcanic and sedimentary rocks which are Archean in age and belong to the Yellowknife Supergroup. The belt lies in the southwestem part of the Slave Structural Province, 30 km east of the boundary with the Bear Province. Volcanic rocks of the belt are comprised of mafic to intermediate flows, synvolcanic intrusive dykes and sills and felsic pyroclastic units and underlie roughly 30% of the Indin Lake area. The volcanics form generally NNE-trending, elongate units ranging up to 5 km wide and 30 km long generally surrounded by metasediments. The volcanic sequence is bimodal (intermediate compositions are rarer than felsic or mafic) and is 80% to 85% mafic and 15% to 20% felsic. Ultramafic rocks, metamorphosed to talc-chlorite-carbonate schist, underlie a few hectares of the Colomac property.

The volcanics are overlain by and interfingered with sedimentary rocks, predominantly turbidite sequences of argillites, greywackes and siltstones; Narrow lenses or discontinuous layers of sulphide (pyrite-pyrrhotite) iron formation, sulphide-bearing argillite, and graphitic argillite are common in the sediments where they interfinger with felsic volcanics.

The Indin Lake Supracrustal belt has been metamorphosed to lower greenschist facies with local amphibolitic facies.

Nighthawk’s Indin Lake project area includes more than 20 known gold deposits and showings:

Significant Gold deposits and Showings within Nighthawk’s Indin Lake project area

	Deposit/Showing	Style of Mineralization
1	Colomac	Auriferous stacked, quartz veins/stockworks/silicified zones hosted by intermediate intrusive
2	Goldcrest
3	Goldcrest North / Dyke Lake

4	Grizzly Bear	Auriferous stacked, silicified zones, often spatially associated with felsic units
5	Laurie Lake
6	Treasure Island
7	Chalco Zone - West Shore & Face Peninsula showings

8	24/27 Zones	Auriferous quartz veins or silicified zones in mafic volcanics often within or near graphitic argillites and fault/shear zone along contacts of mafic volcanic-sedimentary belts
9	Chalco Zone - Northeast showing
10	Chalco Zone - North End showing
11	North Inca Mine
12	Diversified Mine
13	#3 Zone
14	Lexindin Zone
15	Barker-Vidie

16	Echo-Indin
Gold associated with sulfides (in particular, arsenopyrite and loellingite) and quartz-carbonate veins or silicified zones within mafic volcanic units or intrusive equivalents. Possible extensions of the Kim and Cass zones.

17	Goose Lake
18	Lucky Lake
19	Albatross showings

20	Fishhook	BIF-hosted gold
21	Damoti Lake
22	BIF Island
23	JPK

The Colomac Gold Project is underlain by a 4 km thick belt of lower greenschist-grade intercalated mafic- intermediate flows, intermediate-felsic volcanics and intermediate intrusives, bounded by metasediments both to the east and to the west.
A multiphase, synvolcanic intrusive complex (about 2x10 km in area) intrudes the volcanics on the west of Baton Lake, within 800 metres of the western volcanic/sedimentary contact. Based on its conformable orientation with the volcanic stratigraphy, the complex is generally considered to be a sill intruded in a horizontal position and later rotated or folded together with the surrounding volcanic rock rocks into its present, steeply-dipping orientation.

The Colomac Sill (also historically referred to as the Colomac Dyke because of its present steeply dipping orientation), which hosts the Colomac deposits, occurs near the east side of the intrusive complex in contact with, or nearby, andesitic volcanics. It is composed mainly of a medium-grained quartz diorite/quartz gabbro (dioritic to trondhjemitic). Where tested along its strike, the Colomac Sill ranges from 40 to 200 metres in width (averaging 100 metres). The quartz diorite (historic QFP) portion of the Colomac Sill ranges from 9-60 metres in width (averaging 30 metres). The sill has a drill tested strike length of about 6 kilometres. It does not have a strong tectonic fabric. The Sill is oriented 010/80 in the north, and 023/80 in the south. The Sill has been brittly deformed to produce fracture stockworks and auriferous quartz-vein zones that are highly altered and carbonatized.

The Colomac Gold Project contains several gold deposits and showings, the most significant of which including the Colomac zones (Zones 1.0, 1.5, 2.0, 2.5, 3.0 and 3.5), Goldcrest Zone, Gold Crest North Zone (Dyke Lake), Grizzly Zone (Airport Showing), Zone 24, and Zone 27.

Gold mineralization has been identified along an approximate 5 km strike length of the Colomac Sill and has been divided into a number of somewhat arbitrary zones based on: spatial position along the Sill; location with respect to historic claim boundaries and; grade of mineralization. The zones have been identified from north to south as Zones 1.0, 1.5, 2.0, 2.5, 3.0, 3.5, 4.0 and 5.0. Within the Colomac Sill, gold is found in association with parallel sets of glassy, tensional quartz veins that consist of lenses of smoky grey quartz within white quartz. The quartz veins generally terminate at the Sill margins but a few small, barren quartz-carbonate veins occur locally in the andesite. A late set of white, barren quartz veins is also present.

The Goldcrest Zone is hosted by the Goldcrest Sill, a medium-grained, quartz diorite/quartz gabbro intrusion (dioritic to trondhjemitic) (also historically referred to as the Goldcrest Dyke because of its present steeply dipping orientation). The Goldcrest (South) Zone has a width of 100 metres and a drill tested strike length of one kilometre.

The Goldcrest North Zone has a drill tested width of 100 metres and a strike length of 300 metres. The Goldcrest mineralized zone is very similar to the Colomac Sill deposits where quartz veins intrude competent, fractured, quartz diorite but the mineralization and veining is more erratic at the Goldcrest Zone.

The Goldcrest North (or Dyke Lake Zone), about 210 metres west of the north end of the Goldcrest sill, consists of a fine-grained, massive, siliceous, sericitized quartz or dacite porphyry dyke/sill associated with a narrow band of rhyolite. The dyke/sill is up to 18 metres wide. Abundant glassy grey quartz veins cut the porphyry, and pyrrhotite and arsenopyrite are present.

The Grizzly Bear Zone (previously referred to as the Airport Zone by Neptune) is located on Mining leases 3529 and 2662, about 3 kilometres west and two kilometres south of the Colomac Zone 2 deposit.

The Grizzly Bear Zone is underlain by greenschist-grade mafic metavolcanics and metasediments, containing a felsic lapilli tuffaceous horizon. The tuff is strongly foliated, rhyolite clast-supported, pervasively sericitized, contains thin wisps of pyrrhotite parallel to the foliation, and may have local biotitization and carbonatization. The mineralized zone is subparallel to the strata, trending NE, and contains anomalous hydrothermal alteration, sulphide mineralization and gold (NWT Geoscience Office, 2012c). The mineralization consists of quartz-veins and veinlets with disseminated sulphides and native gold over widths up to 15 metres.

Zone 24 is marked by areas of intense quartz flooding within interbedded andesite and greywacke siltstone. Quartz flooding occurs as parallel "veins". The quartz flooding trends at azimuth 175 and dips 80 to 85 to the southwest.

Nighthawk’s 2012 Colomac drill program of 30 holes totaling 11,235 metres focused on a 2.5 kilometre section of the Colomac Sill between Zones 2.0 and 3.5. Sectional drilling tested depths up to 200 metres below the 2012 resource. Three drill sections (6 holes) were completed over a strike length of 200 metres testing beneath the historic Zone 2.0 open pit and the extension of the 2012 resource model at depth and to the north Two drill sections (4 holes) were completed over a strike length of 100 metres testing immediately north of the historic Zone 2.5 open pit and the extension of the 2012 resource model at depth. Three drill sections (6 holes) were completed over a strike length of 100 metres testing beneath the south end of the historic Zone 3.0 open pit, the northern lateral limits of the plunging mineralized shoot within Zone 3.5 and the extension of the 2012 resource model at depth. A fourth and fifth drill section tested beneath the historic Zone 3.0 open pit approximately 100 and 200 metres north of the other three sections. Nine holes were drilled on four sections spaced 50 metres apart to intersect the plunging mineralized shoot within Zone 3.5 discovered by Royal Oak Mines in 1997 to better define its geometry, and extend it along strike and at depth. The 2012 drilling confirmed the presence of higher grade gold shoots (beneath Zones 2.0, 2.5, 3.0, and 3.5), all of which remain open to depth and laterally within broader envelopes of mineralization hosted by the Colomac Sill.

Howe has reviewed the Colomac Gold Project data provided by Nighthawk including the current and historic drilling database. Howe visited the site in 2011 prior to the 2012 drill program. Howe attempted to visit the Colomac Gold Project in the fall of 2012 but was unable to access the site by helicopter on two days due to poor weather conditions. Howe believes that the data presented by Nighthawk are generally an accurate and reasonable representation of the Colomac Gold Project mineralisation. Howe concludes that the database for the Colomac property is of sufficient quality to provide the basis for the conclusions and recommendations reached in the Colomac Gold Report.

The acquisition of drill data from 20 historic 1997 Royal Oak holes completed at zones 3.5 and the completion 30 new Nighthawk drill holes in 2012 has increased the total assayed metreage by 8% from 45,120 m to 48,790 metres.

Of the 30 new Nighthawk holes, 9 were designed to infill the 20 historic Royal Oak holes focused on the mineralised shoot at Zone 3.5. The remainder are step-out holes to test the continuation at depth of higher grade intervals at Zones 2 and 3. All but one 2012 hole was successful in intersecting mineralised portions of the Colomac Sill allowing the delineation of new resource blocks.

Nighthawk's 2012 drill database and the historic drilling database and historic corporate reports provide sufficient detail on the nature of the mineralised zones to permit Howe's completion of a Mineral Resource Estimate.

Using a block cut-off grade of 0.6 g/tonne gold for its mineral resource estimate, Howe outlined a series of north trending, steeply dipping mineralised zones including three contiguous zones hosted by the Colomac Dyke (North, Central and South zones) and 5 other zones including the Goldcrest North (Dyke Lake), Goldcrest, Grizzly Bear, 24 and 27 Zones. The reported mineralized zones generally extend to a vertical depth of less than 300 metres except Colomac Central and South zones which extend to a maximum vertical depth of less than 500 metres along portions of their strike lengths. The modeled mineralized zones are open to depth and generally along strike.

It was Howe’s opinion that resources estimated as part of its 2013 update meet with the CIM “Inferred” category. Classifications are based upon consideration of the quality of input data, modeling and estimation methodology, interpolation criteria based on sample density, search and interpolation parameters, understanding and robustness of the geological model, and density.

For the defined and modelled zones developed using the quartz diorite domain, a 0.5 g/t Au envelope within the quartz diorite domain and a 0.1 g/t Au envelope within the quartz gabbro domain, total "Inferred" resources are estimated to be 38.09 Mt at 1.67 g/t Au for approximately 2,042,000 oz Au at a cut-off grade of 0.6 g/t Au. The updated resource estimate also incorporates the unchanged 2012 estimates of the Grizzly Bear and 24/27 satellite deposits equal to 1.725 Mt at 1.06 g/t Au for approximately 59,000 oz Au at a cut-off grade of 0.6 g/t Au.

The total updated estimate is 39.815 Mt at 1.64 g/t Au for approximately 2,101,000 oz Au at a cut-off grade of 0.6 g/t Au and predicts a 7 % decrease in total resource tonnes, a 56 % increase in gold grade compared to the preliminary mineral resource estimate undertaken by ACA Howe in January 2012 and a 45 % increase in estimated ounces of gold.

Colomac Inferred Mineral Resources by Zone (0.6 g/tonne Block Model Cut-Off)

Zone	Tonnes	g/t Au	Oz Au
Colomac North	6,963,000	1.24	276,900
Colomac Central	19,170,000	1.63	1,002,000
Colomac South	10,840,000	1.96	684,500
Goldcrest North	678,500	2.23	48,650
Goldcrest South	434,900	2.14	29,880
Sub Total	38,090,000	1.67	2,042,000
Grizzly Bear (Not Updated, No Change)	807,000	1.04	27,000
27 (Not Updated, No Change)	528,000	1.21	20,000
24 (Not Updated, No Change)	390,000	0.96	12,000
Sub Total	1,725,000	1.06	59,000
Total	39,815,000	1.64	2,101,000
Notes:

1.	A block cut-off value of 0.6 g/t Au was applied to all resource blocks.
2.	Tonnes and ounces have been rounded to reflect the relative accuracy of the mineral resource estimate; therefore numbers may not total correctly.
3.	Mineral Resources were calculated with commercial mining software.
4.
For 2013 updated Colomac and Goldcrest block models: Drill holes traces showing lithology and gold grade were reviewed in plan and cross section. Geological domains were created using Leapfrog Implicit Geological Modeling Software. Assays with each domain were top cut to 31 g/t and then composited to regular 5ft intervals. Block model grade interpolation was undertaken using Ordinary Kriging (OK).

5.
For 2012 Grizzly Bear, 24 and 27 block models: Drill holes traces showing lithology and gold grade were reviewed in plan and cross section to generate mineralised domains. Assays with each domain were top cut to 31 g/t and then composited to regular 5ft intervals. Block model grade interpolation was undertaken using Multiple Indicator Kriging (MIK). Refer to Lee and Trinder (2012).

6.	The resource estimate was prepared by Leon McGarry, B.Sc., Geologist, ACA Howe and supervised by Ian Trinder, M.Sc., P.Geo., ACA Howe.
7.	Gold price was US$1,500 per ounce.
8.	A default average specific gravity (SG) value of 2.7 has been used.
9.	Mineral Resource tonnes quoted are not diluted.
10.	No Measured or Indicated Resources or Mineral Reserves of any category are identified.
11.
Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied.

12.	1 troy ounce equals 31.10348 grams.

Howe was not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that could potentially affect this estimate of mineral resources. The mineral resources may be affected by potential future conceptual study assessments of mining, processing, environmental, permitting, taxation, socio-economic and other factors. There is insufficient information at this early stage of study to assess the extent to which the resources might be affected by these factors.
At the current drill spacing over the deposit (i.e. 15 to 120 m), the current geological model at Colomac is considered robust enough to allow for the extrapolation of mineralised shoots at depth and along strike for resource class upgrade through additional infill drilling at the central and southern portions of the Colomac Sill.

The Goldcrest South and North deposits may represent a parallel sill of mineralized quartz diorite. Exploratory step out drilling along strike and between the two deposits may intersect additional mineralised.

The Colomac Gold Project is centred on the historic Colomac mine site; now decommissioned, dismantled and rehabilitated. Most of Neptune’s and Royal Oak’s historic activity on the property was focused on delineating and defining mineralization amenable to mining and processing with the Colomac open pit mining fleet and 10,000 ton per day mill. Very little work was focused on exploring for targets that would be suitable for underground mining methods or for small open pit mineable zones with processing at a lower rate. It is interesting to note that Royal Oak's surface drilling statistics from 1993 to 1997 show an average drill hole length of only approximately 100 metres.

Howe concludes that the Colomac Gold Project warrants additional exploration expenditures to investigate the various mineralized zones at the Colomac Gold Project below the relatively shallow historically drilled depths and along strike where mineralization is open.

Howe recommended in the Colomac Report that work be conducted on the Colomac Gold Project as follows:

1.
Additional diamond drilling should be completed at the Colomac Central Zone (historic Zones 1.0, 1.5, 2.0, 2.5, 3.0 and 3.5) to: (a) follow up on recent drill results and expand Inferred mineral resources at depth and along strike (b) continue to explore and delineate possible higher grade mineralized shoots along the sill and (c) possibly upgrade Inferred resources to Indicated resources.

2.
Additional diamond drilling should be completed elsewhere on the Colomac Sill and other zones/targets on the Property; in particular Goldcrest, Goldcrest North and Grizzly Bear, in an attempt to: (a) confirm historic drill results (b) expand Inferred mineral resources along strike and at depth and (c) possibly upgrade Inferred resources to Indicated resources.

In line with Howe’s recommendations, Nighthawk proposed a budget totaling $5,000,000 for exploration work in 2013-14. The proposed program and budget was to be completed as a single phase starting with winter on-ice drilling and continuing with land-based drilling in the summer after ice breakup. The program will permit Nighthawk to complete 10,000 m of drilling to continue upgrading and expanding the Colomac Gold Project mineral resource. Howe considered Nighthawk’s proposed budget reasonable and recommends that Nighthawk proceed with the proposed work program.

Further work conducted on the Colomac Gold Project since the publication of the Colomac Report

Nighthawk carried out a broadly based 2014 exploration program from June to October 2014. The program comprised 13,647 metres of diamond drilling and represented the first drilling by Nighthawk at the Goldcrest, Cass and Kim targets. The program consisted of the following:

●
6,038 metres of drilling at Goldcrest focused on expanding previous shallow, higher grade gold intersections that are open to depth as historic drilling shows both improving grade and development of significant mineralized widths with depth. Historic drilling was limited to a depth of only 100 metres;

●
3,643 metres of drilling at Colomac Main expanded Zones 2.0 and 2.5 down plunge of previously drilled higher grade shoots and infilled areas within the existing resource. The work laid the foundation for future winter programs by expanding down plunge target opportunities that are best drilled from frozen lake setups;

●
2,926 metres of drilling at Cass traced and expanded on historically reported high-grade intersections to depth and along strike. Detailed mapping and sampling of trenches along possible lateral extensions of the deposit were also conducted to help generate additional drill targets; and

●	1,040 metres of drilling at Echo-Indin confirmed the historically reported shallow mineralization by successfully undercutting known surface trenches enriched in gold.

Nighthawk released the results from the 2014 exploration program on September 25, October 27, November 26, and December 3, 2014. Please refer to each press release (which is incorporated by reference herein) for maps of the locations of the drill holes. Most notably was the discovery of Nighthawk’s highest-grade zone to date within a new zone north of Zone 2.0, as hole C14-06 intersected 52.50 m of 7.78 g/t Au, including 21.00 m of 16.73 g/t Au in Zone 1.5. The potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral reserve.

Goldcrest is a mineralized mafic sill similar to the Colomac intrusion located 400 m to the east. Nighthawk’s drilling at Goldcrest produced its first documented higher grade shoots as defined by holes G14-04, 04B, 05 and 05B (see September 25, 2014 news release). Those holes intersected the projected southern extension of the mineralized zone and returned high-grade values over long core lengths, confirming that the mineralization remains open and represents a primary candidate for resource expansion. Holes G14-06, 06B, 07, 07B, and 08 were 50 m step outs from G14-05, collectively covering a 150 m section of the 2.5 km long intrusion. With the exception of G14-07B, all holes intersected mineralization and tested the northern flank of the plunging high-grade zone defined by previously drilled holes G14-04 and 05. Hole G14-08 showed significant increases in intersection lengths and gold grades, possibly indicating the existence of another high-grade shoot. Holes G14-08B, G14-09 & 9B, and G14-10 & 10B were drilled from 3 setups spaced at 50 m intervals to test this hypothesis, probing areas underneath the G14-08 intersection and along strike to the north. All holes intersected gold effectively confirming the model and extending mineralization an additional 125 m north; over 2 km of the mineralized sill remain to be drilled.

Holes G14-11 & 11B, G14-12, and G14-13 were collared to the west and behind previously drilled holes G14-04 & 4B, G14-05 & 5B, and G14-06 & 6B (September 25, 2014, and October 27, 2014 news releases) to test the basal portion of the sill and the eastern top of the sill below these previously reported intersections. It appeared that the less mineralized steeper holes intersected the sill just below the northward plunging higher grade zones.

Preliminary geochemical analyses suggests that Goldcrest is a differentiated igneous intrusion, presumably co-magmatic with and identical to the Colomac sill. Both sills intruded a host mafic volcanic sequence and were subsequently folded with tops facing east. Better gold mineralization is preferentially localized within the more sodic and silica-rich upper portions of the sills. Because of the limited historical drilling at Goldcrest in comparison with Colomac Main, substantial opportunities for resource expansion exist. Given the results of the first drill program, Nighthawk remains focused on pursuing additional opportunities at Goldcrest as higher grade mineralization remains open to depth and along strike.

Drilling of Colomac Main Zone 2.0 was designed to expand previously defined higher grade gold and to infill areas within the existing resource. Hole C14-01B extended the northerly plunging shoot beneath the north end of the historical open pit (Pit 2.0). Holes C14-02 and C14-02B were drilled 650 m south of C14-01B exploring the downward extension of the 2013 NI 43-101 Inferred Mineral Resource Estimate below the south end of Pit 2.0. This represented the first drilling within this part of the sill with hole C14-02 intersecting 25.00 m of 2.38 g/t Au, including 8.75 m of 4.98 g/t Au, and hole C14-02B intersecting 42.75 m of 1.34 g/t Au, including 11.25 m of 2.01 g/t Au. The results are promising, given the average grade of the existing resource is 1.64 g/t Au, and they confirm the continuation of mineralization down plunge within Zone 2.0, further demonstrating the potential for significant resource growth at Colomac Main. Hole C14-01C, the steepest of the two holes, drilled to depth within the top of the sill within the eastern portion of the plunging shoot intersected by hole C14-01B, revealed strong continuity of grade to depth, and intersected three broad, closely spaced zones returning 12.25 m of 1.22 g/t Au, 21.00 m of 1.40 g/t Au and 17.25 m of 1.10 g/t Au (above the 2013 NI 43-101 Inferred Mineral Resource Estimate cutoff of 0.6 g/t Au).

Prior to the end of the program, additional holes were drilled south of C14-03 and north of C14-01, testing underexplored regions of the sill and opening up new areas for resource expansion. Hole C14-04 explored the southern depth extension of the sill’s upper portion; the same region that C14-02B, collared 300 m to the north, successfully intersected. C14-04 represented the first drilling by Nighthawk in the area, targeting the boundary region between Zones 2.0 and 2.5. It was drilled steeply below the south end of Pit 2.0 to a depth of 492 metres, of which approximately 160 metres was mineralized, including several significant composites.

Hole C14-06, collared 1,100 metres north of C14-04, drilled Zone 1.5 to depth. Historical holes only tested this area to less than 100 metres vertical depth; C14-06 was the first hole to target the sill’s eastern portion to depth, resulting in the discovery of a new high-grade zone that returned the best intercepts ever reported for the entire Colomac project area. An intercept of 7.78 g/t gold over a down hole length of 52.50 metres highlights the zone in which 16% of all samples collected from C14-06 contained visible gold.  These better gold grades are located within the more sodic and silica-rich upper portion of the sill, confirming its primary exploration target status. Hole C14-05 was collared 100 m north of C14-06 to test the same portion of the sill along the northern flank of Zone 1.5.  Although the hole intersected impressive mineralization over a downhole length of 29.25 m, it did not duplicate the scale of C14-06, perhaps an indication that it was located along the northern fringe and above the high-grade shoot. Additional drilling is required in order to delineate the dimensions and expansion opportunities of this new discovery. Being Nighthawk’s first drilling within this part of the sill, these exceptional high-grade results clearly demonstrate the potential for significant resource growth at Colomac; hundreds of metres of underexplored sill lay to the north of Zone 1.5.

Located 8 km west of Colomac, Echo-Indin is considered a priority target for near surface, high-grade gold mineralization, with the potential to host shallow deposits to augment Colomac. Exploration in the 1940’s reports on anomalous gold mineralization generated from overburden trenching, surface sampling, and limited diamond drilling. Historical drilling targeted quartz stock-works in gold mineralized shear zones that extend for several hundred metres within metavolcanic rocks. Gold occurrences are now thought to be related to the continuation of the Cass-Kim Deposit mineralized corridor that was offset by the Lex Fault. The resulting linear gold occurrences are referred to as the Echo-Indin showing (just north of the Lex Fault), the Goose Lake Showing (approximately 1 km further north), and the Lucky Lake Showing yet further north.

Field activities focused on locating historical drill setups, surface trenches, and confirming (and extending) the reported gold mineralized shear zones. Results were very encouraging and included three surface samples of greater than 30.0 g/t Au, thirteen greater than 4.0 g/t Au, and twenty-two greater than 1.0 g/t Au. 2014 drilling at Echo-Indin followed-up on field work results and successfully intersected near surface mineralization. Six holes undercut three historical surface gold showings, of which four holes intersected gold mineralized quartz veins within metabasalts. Overall, zones appear to be of limited width; however, two holes did report significant cuts. Hole E14-02B returned 3.50 m of 9.00 g/t Au, including 2.50 m of 12.51 g/t Au, and hole E14-03 intersected 7.00 m of 2.77 g/t Au, including 3.00 m of 3.92 g/t Au. Echo-Indin is one of several near surface prospects within a few kilometres of the Colomac infrastructure and a potential candidate for higher grade supplemental feed.

On October 26, 2015, Nighthawk announced the results from its 2015 exploration program, which was completed from July to October 2015. Drilling focused on delimiting and extending the high-grade gold mineralization discovered at Zone 1.5 (during the 2014 exploration program) and testing Zone 1.0 for the first time.

Five holes were drilled within Zone 1.5 to expand the recently discovered high-grade gold mineralization defined by hole C14-06, which intersected 52.50 metres of 7.78 g/t Au. Holes C15-04 and 04B were collared 25 m south of C14-06 and intercepted 77.75 m of 2.63 g/t Au, including 32.95 m of 4.19 g/t Au, including 12.33 m of 7.77 g/t Au. Hole C15-06 was drilled 25 m north of C14-06 returning 31.20 m of 3.89 g/t Au, including 8.60 m of 7.63 g/t Au.  This drilling validated the existence of the high-grade gold zone over a strike length of at least 60 metres and to a vertical depth of 175 metres; the zone remains open in all directions.

Three shallow holes were also completed at Zone 1.0, located 2.0 km north of Zone 1.5 along the trend of the intrusion, as part of an initial campaign to test for high-grade gold zones similar to Zone 1.5. All holes intersected significant mineralization over a strike length of 60 m and to a vertical depth of less than 150 metres. Grade appears to improve to the south as evidenced by hole C15-03 intersecting 43.10 m of 1.13 g/t Au, including 8.45 m of 2.23 g/t Au.  This was Nighthawk’s first drilling within the northern sector of the intrusion, which effectively opened up over 2.0 km of prospective ground.

DIVIDENDS AND DISTRIBUTIONS

Nighthawk has never declared any cash dividends or distributions on its Nighthawk Shares and currently intends to retain future earnings, if any, to finance further business development. The payment of any cash dividend or distributions to shareholders in the future will be at the discretion of the directors of the Combined Company and will depend on, among other things, the financial condition, capital requirements and earnings of the Combined Company, and any other factors that the directors may consider relevant.

The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that Nighthawk is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

Financial information in this Circular, unless otherwise indicated, is presented in Canadian dollars and derived from information contained in the financial statements of Nighthawk and related notes thereto, which were prepared in accordance with IFRS as issued by the Accounting Standards Board and International Financial Reporting Interpretations Committee.

The Annual Financial Statements and the unaudited consolidated financial statements of Nighthawk for the three and six month periods ending January 31, 2016 (collectively, the “Nighthawk Financial Statements”) are included in Schedule “D” to in this Circular.

The Annual MD&A and the management’s discussion and analysis of Nighthawk for the three and six month periods ending January 31, 2016 (the “Interim MD&A”) included in Schedule “E” to this Circular is management’s assessment of the results and financial condition of Nighthawk, and includes financial information from, and should be read in conjunction with, Nighthawk Financial Statements and the notes thereto, as well as the disclosure contained throughout such Schedule. The Annual MD&A and the Interim MD&A may contain forward-looking information that involves numerous risks and uncertainties. The forward-looking information is not historical fact, but rather is based on Nighthawk’s current plans, objectives, goals, strategies, estimates, assumptions and projections about its industry, business and future financial results. Actual results could differ materially from those discussed in such forward-looking information. See “Cautionary Statements Regarding Forward-Looking Information” in this Circular.

DESCRIPTION OF NIGHTHAWK SECURITIES

Nighthawk’s authorized capital stock consists of an unlimited number of Nighthawk Shares and an unlimited number of preference shares (“Preference Shares”) issuable in series, of which 58,453,693 Nighthawk Shares and no Preference Shares are issued and outstanding as of the date of this Circular.

All holders of Nighthawk Shares are entitled to receive notice of, and to vote at every meeting of shareholders of Nighthawk, and to have one vote thereat for each Nighthawk Share so held.  Subject to the rights, privileges, restrictions and conditions attached to any Preference Shares, the holders of Nighthawk Shares are entitled to receive such dividends as the directors of Nighthawk may from time to time, by resolution, declare.  Subject to the right, privileges, restrictions and conditions attached to any Preference Shares, in the event of liquidation, dissolution or winding up of Nighthawk or upon any distribution of the assets of Nighthawk among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of Nighthawk Shares shall be entitled to share such assists pro rata.

The Preference Shares may at any time and from time to time be issued in one or more series by Nighthawk.  Subject to the OBCA, the directors may fix, before the issue thereof, the number of Preference Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preference Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of Nighthawk, any sinking fund or other provisions, the whole to be subject to the issue of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preference Shares of the series.  The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Nighthawk, whether voluntary or involuntary, rank on a parity with the Preference Shares of every other series.  If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preference Shares of any series is not paid in full, the Preference Shares of such series shall participate rateably with the Preference Shares of every other series in respect of all such dividends and amounts.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of Nighthawk as at January 31, 2016. There has been no material change in the share and loan capital of Nighthawk since January 31, 2016.

Description	Authorized	Outstanding as at January 31, 2016 (unaudited)	Outstanding as at the date of this Circular
Nighthawk Shares	Unlimited	$39,255,662 (58,453,693 Nighthawk Shares)	$39,255,662 (58,453,693 Nighthawk Shares)

OPTIONS TO PURCHASE SECURITIES

The purpose of the Nighthawk Option Plan is to attract and motivate the directors, officers and employees of the Nighthawk (and any of its subsidiaries) and consultants to the Nighthawk (collectively, the “Optionees”) and thereby advance Nighthawk’s interests by providing them an opportunity to acquire an equity interest in Nighthawk through the exercise of stock options granted to them under the Nighthawk Option Plan.

The maximum number of Nighthawk Shares reserved for issuance upon exercise of stock options granted under the Nighthawk Option Plan is 5,845,369. The options granted under the Nighthawk Option Plan are non-assignable and may be granted for a term not exceeding five years. Options may be granted under the Nighthawk Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Nighthawk Shares may be listed or may trade from time to time.

The number of Nighthawk Shares reserved for issue to any one person pursuant to the Nighthawk Option Plan may not exceed 5% of the issued and outstanding Nighthawk Shares within any one year period. The exercise price of options issued under the Nighthawk Option Plan may not be less than the market value of the Nighthawk Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements. The maximum number of Nighthawk Shares which may be reserved for issuance to insiders under the Nighthawk Option Plan, any other employer stock option plans or options for services, shall be 10% of the Nighthawk Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any one consultant under the Nighthawk Option Plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the Nighthawk Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to “investor relations persons” under the Nighthawk Option Plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the Nighthawk Shares issued and outstanding at the time of the grant (on a non-diluted basis).

The following table provides information as of the date hereof, with respect to Nighthawk Shares that may be issued pursuant to options grant under the Nighthawk Option Plan. As at the date hereof, 5,629,000 stock options of Nighthawk are outstanding.

	Aggregate Number of Applicable Individuals	Number of Nighthawk Shares Underlying Options	Exercise Price	Expiry Date
Executive officers and past executive officers of Nighthawk	2	364,000	$0.50	Nov. 29, 2018
		850,000	$0.34	Dec. 17, 2019
		825,000	$0.15	Dec. 1, 2020
Directors and past directors of Nighthawk	4	540,000	$0.60	July 15, 2018
		1,000,000	$0.34	Dec. 17, 2019
		1,060,000	$0.15	Dec. 1, 2020
Employees and past employees of Nighthawk	Nil	Nil	Nil	Nil
Employees and past employees of subsidiaries of Nighthawk	Nil	Nil	Nil	Nil
Consultants of Nighthawk	4	140,000	$0.60	July 15, 2018
		450,000	$0.34	Dec. 17, 2019
		400,000	$0.15	Dec. 1, 2020
Other	Nil	Nil	Nil	Nil
Total	10	5,629,000

MARKET FOR SECURITIES

Trading Price and Volume

The Nighthawk Shares trade on the TSXV under the symbol “NHK”. The high and low prices of the Nighthawk Shares as well as the monthly trading volume on the TSXV for each of the last 12 months is shown below:

Date	High ($)	Low ($)	Volume (#)
April 2015	0.26	0.19	542,214
May 2015	0.205	0.15	301,203
June 2015	0.18	0.10	1,175,905
July 2015	0.115	0.085	292,094
August 2015	0.105	0.08	1,725,075
September 2015	0.075	0.055	557,100
October 2015	0.12	0.05	1,979,100
November 2015	0.08	0.04	6,371,900
December 2015	0.075	0.04	2,397,100
January 2016	0.085	0.065	769,740
February 2016	0.125	0.065	900,104
March 2016	0.14	0.09	2,448,514
April 1 – April 22, 2016	0.19	0.105	2,643,986

On February 24, 2016, the last trading day prior to the date of the public announcement of the Master Agreement, the closing price of the Nighthawk Shares on the TSXV was $0.075.

Prior Sales

The following table sets out the number of Nighthawk Shares, and securities that are convertible into Nighthawk Shares, issued by Nighthawk during the 12-month period preceding the date of the Circular.

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
December 1, 2015	2,285,000	Stock Option	$0.15	Stock Option Grant
November 20, 2015	Five (5)	Secured Notes	Aggregate Principal Amount of $850,000	Non-Brokered Private Placement Financing
November 20, 2015	3,400,000	Secured Note Warrant	$0.15	Issued to Secured Note Debtholders

PRINCIPAL SECURITYHOLDERS

The following table sets forth the only persons as at the date of this Schedule who own of record, or, to the knowledge of the directors and officers of Nighthawk, directly or indirectly beneficially own or exercise control or direction over, more than 10% of any class of securities of Nighthawk as of the date hereof:

Name of Shareholder	Type of Ownership	Number of Nighthawk Shares (and % of Outstanding Nighthawk Shares) Owned, Controlled or Directed as of the date hereof(1)(2)
Robert Cudney	Registered and Beneficial	10,369,591 (17.7%)
Dundee Corporation	Registered and Beneficial	6,581,322 (11.3%)
Notes:
(1)	The information as to Nighthawk Shares beneficially owned, controlled or directed, not being within the knowledge of Nighthawk, has been furnished by the shareholder listed above.
(2)	On the basis of 58,453,693 issued and outstanding Nighthawk Shares as at the date hereof.

STATEMENT OF EXECUTIVE COMPENSATION

In this section, the individuals in the “Summary Compensation Table” below are referred to as the “Named Executive Officers” or “NEOs”.

Compensation Discussion and Analysis

Objectives of Compensation Program

Generally, compensation by Nighthawk is determined on an individual basis and is intended to be competitive, motivating and rewarding for each NEO. In light of these objectives, Nighthawk believes that compensation should be fair and reasonable and be set with reference to the market for similar positions in comparable companies. Nighthawk believes that an appropriate portion of total compensation should be fixed and, if deemed applicable, that an appropriate portion of total compensation should be equity based. Overall, compensation for NEOs is based on determinations by the board of directors, with the assistance of the Human Resources and Corporate Governance Committee.

Rewards of Compensation Program

The compensation program is designed to reward and motivate each NEO in accordance with their qualifications, experience, level of responsibility and position with Nighthawk.  In addition, the compensation program is designed to incentivize executives to drive the annual and long-term business goals of Nighthawk and enhance the sustainable development and growth of Nighthawk.

Elements of Executive Compensation

For the year ended July 31, 2015, the elements of compensation earned, awarded or paid to the NEOs included annual compensation in the form of a base salary and equity compensation in the form of stock options. No cash bonus payments or other perquisites were awarded to NEOs.

Why Nighthawk Pays Each Element of Executive Compensation

(i)	Base Salary

Base salaries were paid to NEOs to motivate and reward their performance. Base salaries were an essential component of Nighthawk’s executive compensation for the year ended July 31, 2015.  Base salaries for NEOs are fixed and based on agreements between Nighthawk and the NEOs.  The level of base salary for each NEO is determined by the level of responsibility of his or her position, the individual’s qualifications and experience and his or her performance.

(ii)	Stock Options

Options granted to NEOs during the financial year ended July 31, 2015 were intended to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value.  Overall, stock options are a variable element of the NEOs’ compensation and are awarded in compliance with the Nighthawk Option Plan. The Nighthawk Option Plan was established to attract and retain persons such as employees, consultants, officers and directors of Nighthawk and to motivate them to advance the interests of Nighthawk by affording them with the opportunity to acquire an equity interest in Nighthawk through options granted under the Nighthawk Option Plan to purchase common shares of Nighthawk.

During the financial year ended July 31, 2015, Nighthawk granted stock options to the NEOs as disclosed in the “Outstanding share-based awards and option-based awards” table below.

Process for Determining Executive Compensation

In October 2014, Nighthawk entered into executive employment agreements with the NEOs.

When determining the compensation to be awarded to these individuals in their executive employment agreements Nighthawk took into account its objectives, as outlined above, and generally looked to other junior mineral exploration companies. The options that were awarded to NEOs (as set out below) were the result of discussions of the board of directors with the Human Resources and Corporate Governance Committee.

The elements of compensation paid to NEOs are considered as part of a total compensation award and the decision to pay any one particular element does not have any impact on the decision to pay the other element of compensation.

Fit with Overall Strategy

The compensation program for the NEOs for the financial year ended July 31, 2015 was undertaken in accordance with Nighthawk’s goals of retaining, motivating and rewarding NEOs. Nighthawk has attempted to ensure compensation is fair and reasonable and generally looked to other junior mineral exploration companies as comparables. In addition, options granted to NEOs are intended to provide them with an incentive to drive the annual and long-term business goals of Nighthawk and enhance the sustainable development and growth of Nighthawk.

Risks Associated with Compensation

In light of Nighthawk’s size and limited elements of executive compensation (salary and stock options), the Nighthawk Board does not deem it necessary to consider at this time the implications of the risks associated with Nighthawk’s compensation policies and practices.  However, Nighthawk believes its compensation policies alleviate risk by having a balance of short term (salary) and long-term compensation (stock options). The Human Resources and Corporate Governance Committee will also evaluate the risks and make adjustments to Nighthawk’s compensation policies as necessary. As previously mentioned, stock options are granted to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value. There is no formal process for assessing when stock options are to be granted. Stock options are granted at a time determined necessary by the Human Resources and Corporate Governance Committee and the board of directors in their discretion.

Financial Instruments

Nighthawk does not currently have a policy that restricts NEOs or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity.  However, as of the date of this Circular, no NEO or director of Nighthawk had participated in the purchase of such financial instruments pertaining to Nighthawk.

Option-Based Awards

Option based awards to executive officers are determined by the board of directors in accordance with the Nighthawk Option Plan. Previous grants of options are taken into account when considering new grants. The Nighthawk Option Plan was established to attract and retain persons such as employees, consultants, officers and directors of Nighthawk and to motivate them to advance the interests of Nighthawk by affording them with the opportunity to acquire an equity interest in Nighthawk through options granted under the Nighthawk Option Plan to purchase Nighthawk Shares. The stock options enable such persons to purchase Nighthawk Shares at a price fixed pursuant to such guidelines. The stock options are exercisable by the optionee giving Nighthawk notice and payment of the exercise price for the number of Nighthawk Shares to be acquired.

Option agreements entered into under the Nighthawk Option Plan do not require any vesting of the stock options unless the optionee provides investor relations services to Nighthawk, in which event the option agreement provides for vesting of the option over at least 12 months, with no more than one-quarter of the option vesting in any three month period. The option agreements further provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of Nighthawk or as an employee of the management corporation and during a period of not more than 90 days after ceasing to be a director, officer or employee (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee’s death. The stock options terminate immediately upon an optionee being removed from such a position. The agreements also provide that disinterested shareholder approval must be obtained prior to the reduction of the exercise price of stock options granted to insiders.

Compensation Governance

Due to the limited size of Nighthawk, it currently does not have any policies or practices adopted by the Nighthawk Board to determine the compensation of Nighthawk’s officers and directors. As of July 31, 2015 and the date hereof, the only elements of compensation were in the form of a base salary and stock options. Directors receive a fee for their services as explained below. Pursuant to the executive employment agreements entered into in October 2014, the NEOs are eligible for an annual bonus payment at the sole discretion of the Nighthawk Board.

Nighthawk has established the Human Resources and Corporate Governance Committee which, among other things, has been charged with the task of considering executive and director compensation. The members of the committee are Luc Lessard (Chairman), Morris Prychidny, and Mark Goodman, and they are independent within the meaning of independence under section 1.4 of NI 52-110. Nighthawk believes that these individuals have the relevant experience to act as the members of this committee, as noted by their experience below:

Luc Lessard

Mr. Luc Lessard (B.Sc. Mining engineering from Université Laval) has more than 25 years’ experience in the mining industry.  On November 20, 2015 he was appointed as Director of Highland Copper Company Inc.  Mr. Lessard was also appointed President and Chief Executive Officer of Falco Resources Ltd. on February 17, 2015 and was appointed Senior Vice-President of Osisko Gold Royalties Ltd in June 2015. He is also President and Director of Osisko Mining Group Inc. Mr. Lessard was Senior Vice President and Chief Operating Officer of Osisko Mining Corporation from 2011 to 2014, after serving as Vice President Engineering and Construction from September 2007 to March 2011. From January 2000 to November 2006, he was General Manager of Project and Construction for Cambior Inc., and then Vice President of Engineering and Construction for IAMGOLD Corporation following their acquisition of Cambior Inc. in November 2006, until his departure in 2007.  Mr. Lessard has been a member of the Nighthawk Board since July 2013 and was appointed to the Board of Directors of Timmins Gold Corp. in July 2014.

Morris Prychidny

Morris Prychidny is a Chartered Accountant with more than 35 years of experience in the mining and real-estate industries. Mr. Prychidny also holds a Bachelor of Economics from the University of Western Ontario. Mr. Prychidny brings strong portfolio management and financing expertise through his roles in a number of publicly-listed investment and mining companies. He is currently a Director and Secretary-Treasurer of Orion Capital Incorporated, a Toronto-based asset management company with a focus on investing in the junior mining and real estate sectors. Mr. Prychidny is also a Director and an Audit Committee member of Northfield Capital Corporation, a public corporation. Additionally, he serves as a Director on the board of a number of investment and exploration companies, including Woodbine Downs Limited, Barkerville Gold Mines Ltd., Corporate Catalyst Acquisitions Inc., Fountain Asset Corp., and Harricana River Mining Corporation Inc.

Mark Goodman

Mr. Goodman obtained his Bachelor of Arts from York University in 1992. Mr. Goodman has served as a director of Dundee Corporation since April 2012 and is currently the Chief Operating Officer and Executive Vice President. Mr. Goodman has been working in the financial services and mining industry since 1992. He began his career working for Dundee Corporation and has held numerous positions within the organization. In 2005, he founded CR Capital Corp. (a mineral exploration company listed on the TSXV and formerly Cogitore Resources Inc.) and has been the Executive Chairman since February 2007. Prior to this, Mr. Goodman was the Chief Executive Officer of CR Capital Corp. from December 2002 to February 2007 and was the Chief Executive Officer of Ryan Gold Corp. (a gold exploration company listed on the TSXV and formerly Valdez Gold Inc.) from March 2005 to March 2008 and from December 2014 to August 2015.

Due to the limited size of Nighthawk, the responsibilities and powers of the Human Resources and Corporate Governance Committee are not formally set out in a charter as there are few executive officers at this time. It is expected in the future that such charters will be put in place as deemed necessary by the board of directors.

Nighthawk has not at any time during its most recently completed financial year engaged any consultants to assist in its compensation practices.

Summary Compensation Table

The following table sets forth information concerning the total annual compensation for services rendered to Nighthawk for the financial years ended July 31, 2015, 2014, and 2013 in respect of the following NEOs: the President and Chief Executive Officer, the Chief Financial Officer, and the Chief Geologist of Nighthawk. No executive officers earned more than $150,000 during the financial year ended July 31, 2015 other than those disclosed in the table below.

					Non-equity incentive plan compensation ($)
	Fiscal	Salary	Share-based awards	Option-based awards	Annual incentive	Long-term incentive	All other compensation	Total compensation
Name and principal position	Year(1)	($)	($)	($)(2)	plans	plans	($)	($)
David Wiley(3)	2015	180,000	Nil	118,440	Nil	Nil	Nil	298,440
Former President and Chief Executive Officer	2014	180,000	Nil	92,331	Nil	Nil	Nil	272,331
	2013	180,000	Nil	Nil	Nil	Nil	Nil	180,000

Michael Leskovec	2015	80,000	Nil	82,908	Nil	Nil	Nil	162,908
Chief Financial Officer	2014	80,000	Nil	45,533	Nil	Nil	Nil	125,533
	2013	80,000	Nil	Nil	Nil	Nil	Nil	80,000

Dr. Michael Byron(4)	2015	146,250	Nil	118,440	Nil	Nil	Nil	264,690
President, Chief Executive Officer and Chief Geologist	2014	135,000	Nil	69,564	Nil	Nil	Nil	204,564
	2013	135,000	Nil	16,229	Nil	Nil	Nil	151,229

Notes:
(1)	Nighthawk’s fiscal year end is July 31.
(2)
The fair value of option-based awards is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 113% to 131%; risk free interest rate of 1.32% to 1.53%; and expected life of 5 years. The amounts in the Option-based awards column represent the grant date fair value of options granted during 2013, 2014 and 2015 and may not represent the amounts the NEOs will actually realize from the awards.

(3)
Mr. Wiley received no compensation from Nighthawk for his role as a director. Subsequent to the year end, on November 6, 2015 Mr. Wiley resigned as the President and Chief Executive Officer and a director of Nighthawk.

(4)
Dr. Byron is the Chief Geologist and a director of Nighthawk and subsequent to the year end, on November 6, 2015 was appointed as the President and Chief Executive Officer of Nighthawk. The amounts disclosed in this table represents his total compensation as the Chief Geologist of Nighthawk. Dr. Byron received no compensation from Nighthawk for his role as a director.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all awards granted to the Named Executive Officers that remained outstanding as of July 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wiley	292,000	0.50	Nov. 29, 2018	Nil	Nil	Nil	Nil
Former President and	500,000	0.30	Dec. 17, 2019	Nil	Nil	Nil	Nil
Chief Executive Officer(2)

Michael Leskovec	144,000	0.50	Nov. 29, 2018	Nil	Nil	Nil	Nil
Chief Financial Officer	350,000	0.30	Dec. 17, 2019	Nil	Nil	Nil	Nil

Dr. Michael Byron	40,000	0.75	Feb. 5, 2016	Nil	Nil	Nil	Nil
President and Chief Executive Officer	220,000	0.50	Nov. 29, 2018	Nil	Nil	Nil	Nil
and Chief Geologist(3)	500,000	0.30	Dec. 17, 2019	Nil	Nil	Nil	Nil
Notes:
(1)	Based on the closing price of the Nighthawk Shares on the TSXV on July 31, 2015 of $0.09 per share.
(2)
On November 6, 2015, Mr. Wiley resigned as the President and Chief Executive Officer and a director of Nighthawk. On November 26, 2015, Mr. Wiley consented to the cancellation of his options for no compensation.

(3)	On November 6, 2015, Mr. Byron was appointed as the President and Chief Executive Officer of Nighthawk.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of incentive plan awards that vested to a Named Executive Officer during the year ended July 31, 2015.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wiley	Nil	Nil	Nil
Former president and Chief Executive Officer(2)

Michael Leskovec	Nil	Nil	Nil
Chief Financial Officer

Dr. Michael Byron	Nil	Nil	Nil
President and Chief Executive Officer and Chief Geologist(3)
Notes:
(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Nighthawk Shares on the TSXV on the vesting date and the exercise price of the options.

(2)
On November 6, 2015, Mr. Wiley resigned as the President and Chief Executive Officer and a director of Nighthawk. On November 26, 2015, Mr. Wiley consented to the cancellation of his options for no compensation.

(3)	On November 6, 2015, Mr. Byron was appointed as the President and Chief Executive Officer of Nighthawk.

Employment Agreements

On November 6, 2015, Mr. Wiley resigned as President and Chief Executive Officer and a director of Nighthawk.  In connection with his resignation, Mr. Wiley was paid a severance of $180,000.

On October 1, 2014, Nighthawk entered into an executive employment agreement with each of Messrs. Byron and Leskovec. Each executive employment agreement has an indefinite term and provides for an annual base salary of $150,000 for Dr. Byron and $80,000 for Mr. Leskovec, subject to adjustment by the board of directors. Each of the executive employment agreements also provides for an annual discretionary bonus which is designed to compensate them for personal and corporate performances, as determined at the sole discretion of the board of directors. Under the terms of their respective executive employment agreements, Messrs. Byron and Leskovec are entitled to certain long-term incentives, including participation in Nighthawk’s incentive plans, termination and change of control payments, as well as various benefits that Nighthawk’s makes available. Each of the executive employment agreements also includes non-competition and non-solicitation provisions that are effective during the length of their employment with Nighthawk and for 12 months following their termination or resignation from Nighthawk. Messrs. Byron and Leskovec are also subject to confidentiality obligations during the length of their employment with Nighthawk and following their termination or resignation from Nighthawk.

Termination and Change of Control Benefits

Payments upon Termination

Pursuant to the executive employment agreement entered into with each of Messrs. Byron and Leskovec, Nighthawk is entitled to terminate their employment without cause by: (a) providing payment equal to (i) any accrued but unpaid annual base salary at the date of termination, (ii) any accrued but unpaid expenses at the date of termination, and (iii) the pro-rated value of any unused vacation leave with pay; (b) providing a one-time payment, within seven days of the date of termination, equal to their annual base salary, at the annual rate in effect at the date of termination; (c) continuing their benefits under Nighthawk’s executive benefit plans and programs for a 24 month period following the date of termination, unless prohibited by applicable employment standards laws, or an agreed lump sum payment in cash; and (d) causing all outstanding stock options held by them to immediately vest and not to lapse until the earlier of the expiry date of the options and one year from the date on which notice of termination is given.

Messrs. Byron’s and Leskovec’s executive employment agreements may also be terminated for cause or in the event of their death. They may also provide a 60-days written notice of resignation to Nighthawk (the “Notice of Resignation Period”) to terminate their employment. In the event of a termination for cause or due to death or resignation, Messrs. Byron and Leskovec are entitled to payment of their annual base salary earned up to the date of termination plus an amount equal to the sum of (a) the pro-rated value of any unused vacation leave with pay; and (b) any accrued but unpaid business expenses at the date of termination.

In the event of a termination for cause or due to death or resignation, Messrs. Byron and Leskovec or their estate, as applicable, is also entitled to the following: (a) in the event of a termination for cause, all stock options previously granted, whether vested or unvested, and if not exercised by the date on which notice of termination is given, will be immediately cancelled; (b) in the event of their death, their estate will remain entitled to exercise their stock options until the earlier of the expiry date of the options and one year from the date of death; and (c) in the event of resignation, any vested options may be continued to be exercised until the earlier of the expiry date of the option and one year from the end of the Notice of Resignation Period, and any unvested options will be cancelled as at the last day of the Notice of Resignation Period.

In the event Nighthawk waives the Notice of Resignation Period, in whole or in part, Messrs. Byron and Leskovec will be entitled to (a) payment of their annual base salary, at the annual rate in effect for the period from the date of termination by Nighthawk to the last day of the Notice of Resignation Period; (b) continued benefits under Nighthawk’s executive benefit plans and programs, other than life insurance and disability benefits coverage, for the period ending on the last day of the Notice of Resignation Period; (c) the value of the unused pro-rated vacation leave with pay for that portion of the calendar year up to the last day of the Notice of Resignation Period; (d) any accrued but unpaid business expenses at the date of termination by Nighthawk; and (e) exercise any vested options until the earlier of (i) the expiry date of the options, and (ii) one year from the end of Notice of Resignation Period. Any unvested options will be cancelled as at the last day of the Notice of Resignation Period.

Payments upon Change of Control

In addition, Messrs. Byron’s and Leskovec’s executive employment agreements contain provisions pursuant to which they are entitled to receive additional payments in certain circumstances following a “Change of Control”. A “Change of Control” means the occurrence of any one or more of the following events:

(a)
any sale, reorganization, amalgamation, merger or other transaction as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholder agreement or otherwise) or entities associated or affiliated with any such entity or group within the meaning of the Canada Business Corporations Act, other than Messrs. Byron and Leskovec and their associates:

i.	becomes the owner, legal or beneficial, direct or indirect, of 40% or more of the outstanding voting securities of Nighthawk; or

ii.	obtains control or direction, directly or indirectly, over 40% or more of the outstanding voting securities of Nighthawk;

unless, for certainty, prior to such sale, reorganization, amalgamation, merger, or other transfer, such entity or entities, already had ownership, legal or beneficial, direct or indirect, of more than 40% of the outstanding voting securities of Nighthawk;

(b)
a sale, lease or other disposition of all or substantially all of the property or assets of Nighthawk other than to an affiliate which assumes all, or substantially all, of the obligations of Nighthawk in respect of Messrs. Byron and Leskovec, including the assumption of their executive employment agreements;

(c)
a change in the composition of the Nighthawk Board which occurs at a single meeting of the Nighthawk Shareholders or upon the execution of a shareholder’s resolution, such that all the individuals who are members of the board of directors immediately prior to such meeting or resolution cease to constitute the board of directors immediately following such meeting, without the board of directors having approved of such change; or

(d)
a change in the composition of the Nighthawk Board which occurs within a six month period, such that at least 40% of the individuals who were members of the board of directors immediately prior to the start of such six month period cease to be members of the board of directors, on the day immediately following the end of such six month period.

In the event of a termination of employment (whether by Nighthawk without cause or by written notice of resignation) within 180 days following a Change of Control, Messrs. Byron or Leskovec are entitled to:

(a)
any accrued but unpaid annual base salary at the date of termination, (ii) any accrued but unpaid expenses at the date of termination, and (iii) the pro-rated value of the unused vacation leave with pay for that portion of the calendar year in which their employment is terminated;

(b)	a lump-sum payment equal to the aggregate of two times (i) their annual base salary, at the annual rate in effect at the date of termination, and (ii) the most recent bonus, if any;

(c)
the continuation of their benefits under Nighthawk’s executive benefit plans and programs for a 24 month period, unless prohibited by applicable employment standards laws, or an agreed lump sum payment in cash; and

(d)
the vesting of all unvested stock options held by them and the right to exercise their options until the earlier of the expiry date of the options and one year from the date on which notice of resignation or termination is given.

Estimated Incremental Payment on Termination Without Cause or Change of Control

The following table provides details regarding the estimated incremental payments from Nighthawk to each of Messrs. Byron or Leskovec upon termination without cause and upon termination following a Change of Control in accordance with the above provisions, assuming termination occurred on July 31, 2015.

Payments Upon Termination Without Cause

Name	Severance Period (# of months)	Base Salary ($)	Additional Payment ($)(1)	Other ($)(2)	Options ($)(3)	Total Incremental Payment ($)(4)(5)
Michael Byron	12	150,000	Nil	Nil	Nil	150,000
Michael Leskovec	12	80,000	Nil	Nil	Nil	80,000
Total	24	230,000	Nil	Nil	Nil	230,000
Notes:
(1)
Pursuant to their executive employment agreements, the Named Executive Officers are entitled to the pro-rated value of their unused vacation leave with pay for that portion of the calendar year in which their employment is terminated. These amounts are calculated based on the assumption that termination occurred on July 31, 2015.

(2)
Pursuant to their executive employment agreements, the Named Executive Officers are entitled to continue certain benefits for a period of 24 months following the date of termination or an agreed lump sum in cash.

(3)	Option-based awards are based on the Named Executive Officer exercising at the closing price of the Nighthawk Shares on the TSXV on July 31, 2015 of $0.09 per Nighthawk Share.
(4)
A condition to a Named Executive Officer’s right to receive the payment amounts payable in connection with a termination without cause or a Change of Control, is that he execute and deliver to Nighthawk a release of claims.

(5)
In the event that a Named Executive Officer has breached any of the confidentiality, non-competition and non-solicitation provisions set out in his executive employment agreement with Nighthawk, Nighthawk has the right to suspend or terminate any or all remaining payment amounts payable in connection with a termination without cause or a Change of Control, subject to applicable employment standards laws.

Payments Upon Termination in Connection with a Change of Control

Name	Severance Period (# of months)	Base Salary ($)	Bonus ($)(1)	Additional Payment ($)(2)	Other ($)(3)	Options ($)(4)	Total Incremental Payment ($)(5)(6)
Michael Byron	24	300,000	Nil	Nil	Nil	Nil	300,000
Michael Leskovec	24	160,000	Nil	Nil	Nil	Nil	160,000
Total	48	460,000	Nil	Nil	Nil	Nil	460,000
Notes:
(1)	Pursuant to their executive employment agreements, the Named Executive Officers are entitled to two times their most recent bonus, if any.
(2)
Pursuant to their executive employment agreements, the Named Executive Officers are entitled to the pro-rated value of their unused vacation leave with pay for that portion of the calendar year in which their employment is terminated. These amounts are calculated based on the assumption that termination occurred on July 31, 2015.

(3)
Pursuant to their executive employment agreements, the Named Executive Officers are entitled to continue certain benefits for a period of 24 months following the date of termination or an agreed lump sum in cash.

(4)	Option-based awards are based on the Named Executive Officer exercising at the closing price of the Nighthawk Shares on the TSXV on July 31, 2015 of $0.09 per Nighthawk Share.
(5)
A condition to a Named Executive Officer’s right to receive the payment amounts payable in connection with a termination without cause or a Change of Control, is that he execute and deliver to Nighthawk a release of claims.

(6)
In the event that a Named Executive Officer has breached any of the confidentiality, non-competition and non-solicitation provisions set out in his executive employment agreement with Nighthawk, Nighthawk has the right to suspend or terminate any or all remaining payment amounts payable in connection with a termination without cause or a Change of Control, subject to applicable employment standards laws.

Director Compensation

Director compensation table

On November 20, 2015, Nighthawk temporarily suspended director fees in order to conserve cash resources for the development of Nighthawk.  Prior to this suspension, the compensation structure for directors of Nighthawk that are not also NEOs of Nighthawk was $1,000 per board meeting, $1,000 per Audit Committee meeting, and $500 per Human Resources and Corporate Governance Committee meeting. All directors are entitled to reimbursement by Nighthawk for all reasonable expenses incurred in attending meetings of Nighthawk Shareholders, the Nighthawk Board and committees of the Nighthawk Board. The directors of Nighthawk are eligible to participate in the Nighthawk Option Plan.

The following table sets forth the amount of all compensation provided to the directors of Nighthawk, who were not considered NEOs, for the financial years ended July 31, 2015:

Name(1)	Fiscal Year(2)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity Incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)

Ernie Eves(3)	2015	6,000	Nil	59,220	Nil	Nil	Nil	65,220
Mark Goodman(3)(4)	2015	3,500	Nil	59,220	Nil	Nil	Nil	62,720
Luc Lessard(4)	2015	1,500	Nil	59,220	Nil	Nil	Nil	60,720
Morris Prychidny(3)(4)	2015	6,500	Nil	59,220	Nil	Nil	Nil	65,720
Notes:
(1)
Messrs. Wiley and Byron were not paid any fees with respect to their positions as directors of Nighthawk for the year ended July 31, 2015. Please see the Summary Compensation Table above for total compensation paid to Messrs. Wiley and Byron.

(2)	Nighthawk’s fiscal year end is July 31.
(3)	Current member of the Audit Committee.
(4)	Current member of the Human Resources and Corporate Governance Committee.

Outstanding share-based awards and option-based awards

The following table sets forth all awards granted to the directors, who were not considered NEOs, that remained outstanding as of July 31, 2015:

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Name	(#)	($)	date	($)(1)	(#)	($)	($)
		-
Ernie Eves	150,000	0.60	Jul. 15, 2018	Nil	Nil	Nil	Nil
	250,000	0.34	Dec. 17, 2019	Nil	Nil	Nil	Nil

Mark Goodman	150,000	0.60	Jul. 15, 2018	Nil	Nil	Nil	Nil
	250,000	0.34	Dec. 17, 2019	Nil	Nil	Nil	Nil

Luc Lessard	150,000	0.60	Jul. 15, 2018	Nil	Nil	Nil	Nil
	250,000	0.34	Dec. 17, 2019	Nil	Nil	Nil	Nil

Morris Prychidny	70,000	0.75	Feb. 15, 2016	Nil	Nil	Nil	Nil
	90,000	0.60	Jul. 15, 2018	Nil	Nil	Nil	Nil
	250,000	0.34	Dec. 17, 2019	Nil	Nil	Nil	Nil
Note:
(1)	Based on the closing price of the Nighthawk Shares on the TSXV on July 31, 2015 of $0.09 per share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of incentive plan awards that vested to the directors during the year ended July 31, 2015.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Ernie Eves	Nil	Nil	Nil
Mark Goodman	Nil	Nil	Nil
Luc Lessard	Nil	Nil	Nil
Morris Prychidny	Nil	Nil	Nil
Note:
(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Nighthawk Shares on the TSXV on the vesting date and the exercise price of the options.

Directors’ and Officers’ Liability Insurance

Nighthawk has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of Nighthawk. The annual premium for these policies is $11,000. The policies provide coverage of up to $5 million per occurrence to a maximum of $5 million per annum. There is a $25,000 deductible for each claim made by Nighthawk. The insurance applies in circumstances where Nighthawk may not indemnify its directors and officers for their acts or omissions.

RISK FACTORS

An investment in Nighthawk Shares should be considered highly speculative and investors should carefully consider all of the information disclosed in the Circular and the documents incorporated herein by reference. In addition to the other information and risks factors set out elsewhere in the Circular, including those set out under “Risk Factors”, “Risk Factors Associated with the Amalgamation” and “Risk Factors Associated with the Business of the in this Circular, the risk factors described in the Annual MD&A of Nighthawk should be given special consideration by Superior Shareholders when evaluating whether to approve the Amalgamation Resolution.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Nighthawk is not or was not a party to, and none of its property is or was the subject of, any legal proceedings since the beginning of its last financial year, as at the date hereof, nor does Nighthawk contemplate any such legal proceedings.

No penalties or sanctions have been imposed against Nighthawk by a court, nor has Nighthawk entered into any settlement agreements before a court, relating to provincial and territorial securities legislation or by a securities regulatory authority within the last three years from date hereof, nor has a court or regulatory body imposed any other penalties or sanctions against Nighthawk.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No informed person of Nighthawk, proposed director of Nighthawk, or any associate or affiliate of any informed person or proposed director, has or had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or would materially affect Nighthawk since the commencement of Nighthawk’s most recently completed financial year, other than as disclosed in this Circular.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of Nighthawk is MNP LLP, Chartered Accountants, located at 111 Richmond Street, Suite 300, Toronto, Ontario, Canada.

The transfer agent and registrar of Nighthawk is Equity Financial Trust Company, and the register of Nighthawk Shares and register of transfers are maintained at the Toronto office located at 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

The only material contract that Nighthawk has entered into since the beginning of the most recently completed financial year or contract entered into before the beginning of the most recently completed financial year that is still in effect, other than contracts entered into in the ordinary course of business, is the Master Agreement.

INTERESTS OF EXPERTS

Certain legal matters relating to the Amalgamation will be passed upon on behalf of Nighthawk by Cassels Brock & Blackwell LLP.

MNP LLP, Chartered Professional Accountants has advised that they are independent with respect to Nighthawk within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The independent author of the Colomac Report is Ian D. Trinder, M.Sc., P.Geo. To the knowledge of Nighthawk, Mr. Trinder does not have beneficial interest in the securities of Nighthawk or in the assets of Nighthawk or any of its subsidiaries. To the knowledge of Nighthawk, Mr. Trinder is “qualified person” as such term is defined in NI 43-101.

Dr. Michael J. Byron is named as having reviewed and approved certain scientific and technical information as set out under the headings “Technical Information” in this Circular. To the knowledge of Nighthawk, Dr. Byron is a “qualified person” as such term is defined in NI 43-101. As of the date of the Circular, Dr. Byron  holds 167,678 Nighthawk Shares.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received or is expected to receive, registered or beneficial interests, direct or indirect, in Nighthawk Shares or other property of Nighthawk or any of its associates or affiliates, representing 1% or more of the outstanding Nighthawk Shares.

INFORMATION CONCERNING THE COMBINED COMPANY

The following information is presented on a post-Transaction basis and is reflective of the projected business, financial and share capital position of the Combined Company. As the Combined Company will be a combination of the businesses of Nighthawk and Superior, this section only includes information respecting the Combined Company after the Transaction that is materially different from information provided earlier in this Circular regarding Nighthawk and Superior pre-Closing. See the various headings under “Information Concerning Nighthawk” and “Information Concerning Superior” for additional information regarding Nighthawk and Superior, respectively. See also the Pro Forma Financial Statements of the Combined Company attached hereto as Schedule F.

CORPORATE STRUCTURE

Name and Incorporation

Following the completion of the Amalgamation, Nighthawk will continue the current operations of Nighthawk and Superior under the name “Nighthawk Gold Corp.”, and be governed by the laws of the Province of Ontario. Nighthawk will, immediately following the Effective Time, directly own all of the outstanding Amalco Shares and Amalco will be a wholly-owned subsidiary of Nighthawk.

The business operations of the Combined Company will be headquartered in Toronto and the registered and recorded office of Nighthawk will be located at 141 Adelaide St. W., Suite 301, Toronto, Ontario M5H 3L5.

Inter-Corporate Relationships

Nighthawk will, immediately following the Effective Time, directly own all of the issued and outstanding Amalco Shares. Accordingly, the Combined Company will own and hold all of the property of Nighthawk and Superior and all rights, contracts, permits and interests of Nighthawk and Superior will be rights, contracts, permits and interests of the Combined Company.

The following diagram sets out the corporate structure of the Combined Company following the completion of the Amalgamation:

DESCRIPTION OF THE BUSINESS OF THE COMBINED COMPANY

On completion of the Amalgamation, the Combined Company will carry on the business operated by Nighthawk and Superior and its efforts will be directed at the identification, acquisition, evaluation and exploration of mineral properties in the Northwest Territories and Ontario.

The Combined Company’s portfolio of assets will include the following:

1.	the Colomac Gold Project;

2.	the Superior Project;

3.	the claims in the Northwest Territories, including the Leta Arm Mineralized Corridor, the Treasure Island Corridor, the Echo-Indin claims, the Damoti Lake claims, and the JPK claims; and

4.	approximately $3.8 million in cash and cash equivalents (after deduction of Transaction costs).

Colomac Gold Project

Information regarding the Colomac Gold Project can be found in this Circular under the heading “Information Concerning Nighthawk – Technical Information”. A copy of the Colomac Report is available under Nighthawk’s issuer profile on SEDAR at www.sedar.com.

Superior Project

Information regarding the Superior Project can be found in Superior’s Management’s Discussion and Analysis for the six (6) months ended November 30, 2015, which is incorporated by reference in this Circular and available in its entirety under Superior’s issuer profile on SEDAR at www.sedar.com.

DESCRIPTION OF SECURITIES

The authorized share capital of Nighthawk post-Closing will be the same as the currently authorized share capital of Nighthawk.

Upon completion of the Amalgamation, it is anticipated that there will be approximately 112,739,407 Nighthawk Shares issued and outstanding and 130,672,694 Nighthawk Shares issued and outstanding, on a fully-diluted basis. 12,587,500 Superior Warrants at an exercise price of $0.15 per Superior Share are set to expire on May 7, 2016. In the event that all 12,587,500 Superior Warrants expire in accordance with their terms then there will be approximately 126,582,568 Nighthawk Shares issued and outstanding, on a fully-diluted basis, upon completion of the Amalgamation. See “Summary – Selected Pro Forma Consolidated Financial Information” in this Circular.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated financial statements of the Combined Company and accompanying notes are included in Schedule “F” to this Circular. The following selected unaudited pro forma consolidated financial information is based on the assumptions described in the respective notes to the unaudited pro forma consolidated financial statements included in the section “Summary – Selected Pro Forma Consolidated Financial Information” to this Circular.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets out the approximate capitalization of the Combined Company expected to result after giving effect to the Amalgamation.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding after giving effect to the Transaction
Nighthawk Shares	Unlimited	112,739,407	(1)
Nighthawk Options	Not Applicable	8,187,867	(2)
Nighthawk Warrants	Not Applicable	9,745,420	(3)

Notes:

(1)
Based on there being 58,453,693 Nighthawk Shares outstanding as of the date hereof plus approximately 54,285,714 Nighthawk Shares to be issued at the Effective Time to Former Superior Shareholders in connection with the Amalgamation.

(2)
Based on there being 5,629,000 Nighthawk Options outstanding as of the date hereof to acquire such number of Nighthawk Shares and based on there being 7,875,000 Superior Options outstanding as of the date hereof to acquire 7,875,000 Superior Shares, assuming that no such Nighthawk Option or Superior Option will be exercised on or prior to the Effective Time. Approximately 2,558,867 Nighthawk Shares may become issuable to former holders of Superior Options upon the exercise of former Superior Options on the basis of the Exchange Ratio calculated as of the date hereof.

(3)
Based on there being 3,400,000 Nighthawk Warrants outstanding as of the date hereof to acquire such number of Nighthawk Shares and based on there being 19,528,250 Superior Warrants outstanding as of the date hereof to acquire 19,528,250 Superior Shares, assuming that no such Nighthawk Warrant or Superior Warrant will be exercised on or prior to the Effective Time. Approximately 6,345,421 Nighthawk Shares may become issuable to former holders of Superior Warrants upon the exercise of former Superior Warrants on the basis of the Exchange Ratio calculated as of the date hereof (this calculation includes the12,587,500 Superior Warrants that are set to expire on May 7, 2016).

DIVIDENDS

There will be no restrictions in the Combined Company’s articles or elsewhere, other than customary general solvency requirements, which would prevent the Combined Company from paying dividends following completion of the Amalgamation. For information on Nighthawk’s dividend policy, see “Information Concerning Nighthawk – Dividends and Distributions” in this Circular.

PRINCIPAL SECURITYHOLDERS

To the best of the knowledge of the directors and officers of Nighthawk and Superior, upon completion of the Amalgamation, other than as set out below, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Nighthawk Shares, after giving effect to the Amalgamation.

Name	Number of Nighthawk Shares(1)	Percentage of Voting Rights(1)
Robert Cudney(2)	19,092,646	16.9%

Note

(1)
Based on there being 58,453,693 Nighthawk Shares outstanding as of the date hereof plus approximately 54,285,714 Nighthawk Shares to be issued at the Effective Time to Former Superior Shareholders in connection with the Amalgamation.

(2)
It is expected that upon completion of the Amalgamation, 18,527,736 Nighthawk Shares listed above will be held by Northfield Capital Corporation, a TSXV listed issuer of which Mr. Cudney, who is the President and Chief Executive Officer, controls approximately 60.8% of the issued and outstanding voting securities.

OFFICERS AND DIRECTORS OF THE COMBINED COMPANY

Officers

Following the completion of the Amalgamation, it is expected that the management of Nighthawk will include the following individuals: (i) Michael J. Byron, President and Chief Executive Officer; and (ii) Michael Leskovec, Chief Financial Officer and Corporate Secretary.

Directors

Upon completion of the Amalgamation, it is expected that board of directors of Nighthawk will comprised of the following six (6) directors: (i) Michael J. Byron; (ii) Ernie Eves (iii) Brian Howlett; (iv) Luc Lessard; (v) Brent Peters; and (vi) Morris Prychidny.

EXECUTIVE COMPENSATION

Following the completion of the Amalgamation, it is expected that the Combined Company will maintain the policies of Nighthawk with respect to executive compensation. See “Information Concerning Nighthawk – Statement of Executive Compensation” in this Circular.

COMPENSATION OF DIRECTORS

Following the completion of the Amalgamation, it is expected that the Combined Company will maintain the policies of Nighthawk with respect to director compensation. See “Information Concerning Nighthawk – Statement of Executive Compensation – Director Compensation” in this Circular.

STOCK EXCHANGE LISTING

On the completion of the Amalgamation, it is expected that the Nighthawk Shares will continue to trade on the TSXV under the symbol “NHK”.

AUDITOR

Following the completion of the Amalgamation, it is expected that the auditor for the Combined Company will continue to be MNP LLP, Chartered Professional Accountants.

REGISTRAR AND TRANSFER AGENT

Following the completion of the Amalgamation, it is expected that the transfer agent and registrar of the Combined Company will continue to be Equity Financial Trust Company.

INTERESTS OF EXPERTS

The following is a list of persons or companies whose profession or business gives authority to a statement made by such person or company named in this Circular as having prepared or certified a part of that document or report described in the Circular:

(a)
MNP LLP, Chartered Professional Accountants, auditors of Nighthawk, which prepared the auditors’ reports for Nighthawk’s audited financial statements as at July 31, 2015, July 31, 2014 and July 31, 2013. They are independent as determined by the Institute of Chartered Accountants of Ontario;

(b)	Primary Capital Inc. is the author of the Primary Capital Fairness Opinion. It is independent from Superior and Nighthawk.

(c)	Ian D. Trinder, M.Sc., P.Geo., author of the Colomac Report which is available on SEDAR under the issuer profile for Nighthawk.

(d)
Dr. Michael J. Byron, B.Sc., M.Sc., Ph.D., P.Geo., who acts as the Qualified Person for the technical disclosure in this Circular relating to the Colomac Gold Project.  Dr. Byron is the President, Chief Executive Officer and Chief Geologist of Nighthawk.

OTHER MATERIAL FACTS

There are no other material facts about Superior, Nighthawk or the Combined Company that are not disclosed elsewhere in this Circular.

RISK FACTORS

The securities of Nighthawk (and correspondingly those of the Combined Company) should be considered highly speculative due to the nature of the Combined Company’s proposed business. An investment in Nighthawk or the Combined Company is highly speculative. Such investment will be subject to certain material risks and investors should not invest in securities of Nighthawk or the Combined Company unless they can afford to lose their entire investment. The following is a description of certain risks and uncertainties that may affect the business of the Combined Company. In evaluating Nighthawk, the Combined Company and its prospective business, investors should carefully consider these, in addition to the other information contained in this Circular. Readers should note that this list is not a definitive list of all risk factors associated with an investment in Nighthawk or the Combined Company or in connection with the Combined Company’s proposed operations upon completion of the Transaction, and other events could arise that have a material adverse effect on the business of Nighthawk or the Combined Company.

RISK FACTORS ASSOCIATED WITH THE AMALGAMATION

The Amalgamation May Not Be Completed

Each of the parties has the right to terminate the Master Agreement in certain circumstances. Accordingly, there is no certainty, nor can the parties provide any assurance, that the Master Agreement will not be terminated before the completion of the Amalgamation.

In addition, the completion of the Amalgamation is subject to a number of conditions precedent, certain of which are outside the control of the parties, including approval of the Amalgamation Resolution by the Superior Shareholders and approval of the TSXV. There is no certainty, nor can the parties provide any assurance, that these conditions will be satisfied.

If for any reason the Amalgamation is not completed, the market price of the Superior Shares or Nighthawk Shares may be adversely affected. If the Amalgamation is not completed and Superior cannot obtain a material property interest or financing for working capital requirements, the financial condition of Nighthawk may be materially adversely affected.

Possible Failure to Realize Anticipated Benefits of the Amalgamation

The success of the Combined Company will depend in large part on successfully consolidating functions and integrating operations, projects, procedures and personnel in a timely and efficient manner, as well as Nighthawk’s ability to realize the anticipated growth opportunities from the business and operations of Superior. The inability to achieve such growth could result in the failure of the Combined Company to realize the anticipated benefits of the Amalgamation and could impair the results of operations, profitability and financial results of the Combined Company. The integration of Superior and Nighthawk will require the dedication of management effort, time and resources and this could divert management’s focus and resources from other strategic opportunities and from operational matters during this process.

RISK FACTORS ASSOCIATED WITH THE BUSINESS OF THE COMBINED COMPANY

Limited Operating History

The Combined Company will be a relatively new company with a limited history of operations, business and mining operations, and no revenue generation or production history. The Combined Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective.  There is no assurance that the Combined Company will be able to successfully complete its financing and development plans or operate profitably over the short or long term.  The Combined Company will have incurred net losses and negative cash flow from operations to date and there is no assurance that the Combined Company will earn profits, or that profitability, if achieved, will be sustained. Shareholders will have to rely on the expertise and good faith of management to identify, acquire, develop and operate commercially viable mineral projects. No assurance can be given that the Combined Company’s investigations and efforts will result in the acquisition and development of commercially viable mineral sources. If the Combined Company’s efforts are unsuccessful over a prolonged period of time, the Combined Company may have insufficient working capital to continue to meet its ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected.  Even if the Combined Company is successful in developing one or more mineral projects, there is no assurance that these projects will be profitable.

Reliance on the Directors and Officers

The Combined Company will have a small management team and the unexpected loss of any of these individuals would have a serious impact on the business.  Specifically, the Combined Company will be dependent upon the skills of its directors and officers for the successful operation of its business. At present, there is no key-man insurance in place for any members of the management team of either Nighthawk or Superior. The loss of services of any of these personnel could have a material adverse effect on the business of the Combined Company. The Combined Company will also rely on a team of consultants to carry out its business objectives and the unexpected loss of any of these consultants could have a serious impact on the business.

Conflicts of Interest

Certain of the directors and officers of the Combined Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral resource companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. The OBCA provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to an issuer, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the OBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA.

Inability to Manage Growth

If the Combined Company is unable to effectively manage its planned growth and expansion, its growth strategy could be negatively affected.  Any inability to manage growth effectively could have a material adverse effect on the business, results of operations and financial condition of the Combined Company.

INDUSTRY RISK

Exploration, Development and Operating Risks

The Combined Company’s mining and exploration activities will involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines.

Substantial Capital Requirements and Liquidity

Substantial additional funds for the establishment of the Combined Company’s current and planned mineral exploration and development will be required. No assurances can be given that the Combined Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations.  Mineral prices, environmental rehabilitation or restitution, revenues, taxes, transportation costs, capital expenditures and operating expenses and geological results are all factors which will have an impact on the amount of additional capital that may be required. To meet such funding requirements, the Combined Company may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Combined Company or at all. If the Combined Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and pursue only those projects that can be funded through cash flows generated from its existing operations, if any.

Fluctuating Mineral Prices and Marketability of Minerals

The economics of mineral exploration are affected by many factors beyond the Combined Company’s control, including commodity prices, the cost of operations, variations in the grade of minerals explored and fluctuations in the market price of minerals. Depending on the price of minerals, the Combined Company may determine that it is impractical to continue a mineral exploration operation.

Mineral prices are prone to fluctuations and the marketability of minerals is affected by government regulation relating to price, royalties, allowable production and the importing and exporting of minerals, the effect of which cannot be accurately predicted. There is no assurance that a profitable market will exist for the sale of any minerals found on the Colomac Gold Project or other properties in which the Combined Company has an interest.

General Economic Conditions

The events in global financial markets recently have had a profound impact on the global economy. Many industries, including the mineral resource industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Combined Company’s growth.

Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by the broad lack of investor confidence. These factors may impact the ability of the Combined Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Combined Company. If these increased levels of volatility and market turmoil continue, the Combined Company’s activities could be adversely impacted and the trading price of the Nighthawk Shares could be adversely affected.

Competition

The mineral exploration and development industry is highly competitive. The Combined Company will have to compete with other mining companies, many of which have greater financial, technical and other resources than the Combined Company, for, among other things, the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Failure to compete successfully against other mining companies could have a material adverse effect on the Combined Company and its prospects.

Litigation

The Combined Company and/or its directors may be subject to a variety of civil or other legal proceedings, with or without merit.

RISKS ASSOCIATED WITH MINERAL PROPERTY INTERESTS IN CANADA

Early Stage Properties

The properties in which the Combined Company will hold an interest or the right to acquire an interest, are in the early exploration stage and most are without either resources or reserves. The Colomac Gold Project is an exploratory search for mineral deposits. Development of the Colomac Gold Project will only follow upon obtaining satisfactory results. Exploration for and the development of minerals involve a high degree of risk and few properties, which are explored, are ultimately developed into producing properties. There is no assurance that the Combined Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term success of the Combined Company’s operations will be in large part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Exploration, Development and Operating Risks

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Combined Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by the Combined Company or any of its joint venture partners will result in a profitable commercial mining operation as the economic viability of the project would depend on obtaining favourable exploration results and commodity prices.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Combined Company not receiving an adequate return on invested capital.  No assurance can be given that the minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a favourable basis.

If any of the Combined Company’s properties is found to have commercial quantities of ore, the Combined Company would be subject to additional risks respecting any development and production activities. Mining operations generally involve a high degree of risk.  The Combined Company’s future operations would be subject to all the hazards and risks normally encountered in the exploration, development and production of base metals, including unusual and unexpected geologic formations, seismic activity, ground failure, rock bursts, cave-ins, flooding and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Combined Company’s operations, financial condition and results of operations.

There is no certainty that the expenditures made by the Combined Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  The Combined Company’s ability to execute its planned exploration programs on a timely basis is dependent on a number of factors beyond the Combined Company’s control including availability of drilling services, third party contractors and equipment, ground conditions, weather conditions and permitting.

Title

The mining claims and leases that comprise the Colomac Lake Project have not been surveyed and, accordingly, the precise location of the boundaries of the claims and leases and ownership of mineral rights on specific tracts of land comprising the claims and leases may be in doubt. Such claims and leases are subject to annual compliance with assessment work requirements. Other parties may dispute the Combined Company’s title to the properties. While the Combined Company has diligently investigated title to all mineral claims comprising the properties and, to the best of its knowledge, title to the properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or land claims, including First Nations land claims, and title may be affected by undetected defects. There is no guarantee that title to the properties will not be challenged or impugned.  Also, in many countries, including Canada, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of those countries in respect of resource properties.

Aboriginal Land Claims and Aboriginal Rights

The properties may in the future be the subject of aboriginal peoples’ land claims or aboriginal rights claims. The legal basis of an aboriginal land claim and aboriginal rights is a matter of considerable legal complexity and the impact of the assertion of such a claim, or the possible effect of a settlement of such claim upon the Combined Company cannot be predicted with any degree of certainty at this time.  In addition, no assurance can be given that any recognition of aboriginal rights or claims whether by way of a negotiated settlement or by judicial pronouncement (or through the grant of an injunction prohibiting mineral exploration or mining activity pending resolution of any such claim) would not delay or even prevent the Combined Company’s exploration, development or mining activities.

Uncertainty in the Estimation of Mineral Resources

The figures for mineral resources contained in this Circular are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral resources could be mined or processed profitably.  Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

The Combined Company and Nighthawk’s QPs have carefully prepared and verified the mineral resource figures and believe the methods of estimating mineral resources have been verified by mining experience.  All mineral resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. However, such figures are estimates, and no assurance can be given that the indicated level of mineral will be produced. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond the Combined Company’s control. Fluctuations in the price of copper, gold, or other minerals may render mineral resources containing lower grades of mineralization uneconomic. Market price fluctuations of copper, gold, or other minerals may render the present mineral resources unprofitable for periods of time.

Fluctuation in copper, gold, or other mineral prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  Any material reductions in estimates of mineral resources, or of the Combined Company’s ability to extract these mineral resources, could have a material adverse effect on the Combined Company’s operations and financial condition.

Maintaining Interests in Mineral Properties

The Combined Company’s continuing right to initially earn and subsequently maintain its ownership in its mineral property interests will be dependent upon compliance with applicable laws and with agreements to which it is a party. The Combined Company’s properties consist of various rights to acquire interests in lands prospective for mineral exploration. There is no assurance that the Combined Company will be able to obtain and/or maintain all required permits and licences to carry on its operations. Additional expenditures will be required by the Combined Company to maintain its interests in its properties. There can be no assurance that the Combined Company will have the funds, will be able to raise the funds or will be able to comply with the provisions of the agreements relating to its properties which would entitle it to an interest therein and if it fails to do so its interest in certain of these properties may be reduced or be lost.

Results of Prior Exploration Work

In preparing any technical reports on the Combined Company’s properties, the authors of such reports relied on data previously generated by exploration work carried out by other parties. There is no guarantee that data generated by prior exploration work is 100% reliable and discrepancies in such data not discovered by the Combined Company may exist. Such errors and/or discrepancies, if they exist, could impact on the accuracy of the technical reports.

Environmental Risks and Hazards

All phases of the Combined Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates including but not limited to the maintenance of air and water quality, land reclamation, environmental pollution and the generation of transportable storage and disposal of hazardous waste.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not have material adverse effects on the Combined Company’s business, financial condition and results of operations.  Environmental hazards may exist on the properties on which the Combined Company holds interests which are unknown to Superior and Nighthawk at present and which have been caused by previous or existing owners of the properties.  To the extent the Combined Company is subject to environmental liabilities, the payment of any liabilities or the costs that may be incurred to remedy environmental impacts will reduce funds otherwise available for operations.

Government approvals and permits are currently required, or may be required in the future, in connection with the Combined Company’s operations.  To the extent such approvals are required and not obtained, the Combined Company may be curtailed or prohibited from proceeding with planned exploration, development or operation of mineral properties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations and parties that were engaged in operations in the past, may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or the more stringent implementation thereof, could have a material adverse impact on the Combined Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Government Regulation of the Mining Industry

The current and future operations of the Combined Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permits are subject to the discretion of government authorities and there can be no assurance that the Combined Company will be successful in obtaining all required permits.  Amendments to current laws and regulations governing the operations and activities of the Combined Company or more stringent implementation thereof could have a material adverse effect on the Combined Company’s business, financial condition and results of operations.  Further, there can be no assurance that all permits which the Combined Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Combined Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Combined Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Combined Company is not currently covered by any form of environmental liability insurance. See “Insurance and Uninsured Risks”, below. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Combined Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Changes, if any, in mining or investment policies or shifts in political attitude in Canada may adversely affect the Combined Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with varied or other interests.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Combined Company’s business, financial condition and results of operations.

Insurance and Uninsured Risks

The Combined Company’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Combined Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability. Although the Combined Company maintains liability insurance in amounts which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Combined Company may elect not to insure against such liabilities due to high premium costs or other reasons, in which event the Combined Company could incur significant costs that could have a materially adverse effect upon its financial position.

The Combined Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration) has not been generally available to companies within the industry. The Combined Company will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. The Combined Company may be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Without such insurance, and if the Combined Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Combined Company has to pay such liabilities and result in bankruptcy.  Should the Combined Company be unable to fund the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedial work.

INVESTMENT RISK

Investment may be lost

Although shareholders will not be bound by or be personally liable for the Combined Company’s expenses, liabilities or obligations beyond their total original capital contributions, should the Combined Company suffer a deficiency in funds with which to meet its obligations, shareholders as a whole may lose their entire investment.

Dilution

Because it is expected that the Combined Company’s success will be highly dependent upon its directors, officers and consultants, the Combined Company expects to grant in connection with the completion of the Transaction, and may again in the future grant, Nighthawk Options to some or all of its key officers, directors, employees and consultants as non-cash incentives. Nighthawk Options may be granted that have exercise prices below that of the Nighthawk Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such Nighthawk Options may be granted and exercised, the interests of shareholders may be diluted.

Dividends

Neither Superior nor Nighthawk has ever paid any cash dividends and the Combined Company does not currently intend to pay any dividends for the foreseeable future. Because the Combined Company does not intend to declare dividends, any gain on an investment in the Nighthawk Shares will need to come through an increase in the share price. This may never happen and investors may lose all of their investment in the Combined Company.

Lack of Active Market

There can be no assurance that an active market for the Nighthawk Shares will continue and any increased demand to buy or sell the Nighthawk Shares can create volatility in price and volume.

Market Price of Nighthawk Shares

There can be no assurance that an active market for the Nighthawk Shares will be sustained.  Securities of small and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. The price per Nighthawk Share is also likely to be affected by change in the price of gold, other precious metal and mineral prices, the US dollar, the Canadian dollar, or in the Combined Company’s financial condition or results of operations as reflected in its quarterly and annual filings.  Other factors unrelated to the performance of the Combined Company that may have an effect on the price of Nighthawk Shares include the following:  the extent of analytical coverage available to subscribers concerning the business of the Combined Company may be limited if investment banks with research capabilities do not follow the Combined Company’s securities; lessening in trading volume and general market interest in the Combined Company’s securities may affect a subscriber’s ability to trade significant numbers of Nighthawk Shares, the size of the Combined Company’s public float may limit the ability of some institutions to invest in the Combined Company’s securities; and a substantial decline in the price of the Nighthawk Shares that persists for a significant period of time could cause the Combined Company’s securities, to be delisted from the exchange, further reducing market liquidity.  If an active market for the Nighthawk Shares does not continue, the liquidity of an investment in Nighthawk Shares may be limited and the price of the Nighthawk Shares may decline.  If such a market does not develop, a holder of Nighthawk Shares may lose their entire investment in the Nighthawk Shares.

ADDITIONAL INFORMATION

Additional information concerning Superior can be obtained from it issuer profile on SEDAR at www.sedar.com.

APPROVAL OF DIRECTORS

The Circular and the mailing of same to shareholders have been approved by the Superior Board.

CERTIFICATE OF SUPERIOR COPPER CORPORATION

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Superior.

DATED this 25th day of April, 2016.

SUPERIOR COPPER CORPORATION

“John Tait”	“Michael Leskovec”
JOHN TAIT President and Chief Executive Officer	MICHAEL LESKOVEC Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF SUPERIOR COPPER CORPORATION

“Brian Howlett”	“Chris Irwin”
BRIAN HOWLETT Director	CHRIS IRWIN Director

CERTIFICATE OF NIGHTHAWK GOLD CORP.

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Nighthawk.

DATED this 25th day of April, 2016.

NIGHTHAWK GOLD CORP.

“Michael J. Byron”	“Michael Leskovec”
MICHAEL J. BYRON President and Chief Executive Officer	MICHAEL LESKOVEC Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF NIGHTHAWK GOLD CORP.

“Luc Lessard”	“Morris Prychidny”
LUC LESSARD Director	MORRIS PRYCHIDNY Director

CONSENT OF PRIMARY CAPITAL INC.

To:  The Board of Directors of Superior Copper Corporation (“Superior”)

We hereby consent to the reference to our firm name and to our fairness opinion dated April 25, 2016 (the “Primary Capital Fairness Opinion”) under the headings “Summary – Primary Capital Fairness Opinion”, “Summary – Recommendation of the Superior Board”, “Description of the Transaction – Recommendation of the Superior Board”, “Description of the Transaction – Primary Capital Fairness Opinion” and “Interests of Experts”, of the Management Information Circular of Superior dated April 25, 2016 (the “Circular”), and to the inclusion of the Primary Capital Fairness Opinion as Schedule C to the Circular.  In providing such consent, except as may be required under securities laws, we do not intend that any person other than the Superior Special Committee rely upon such opinion.

Vancouver, British Columbia                                                                                                                       (signed) “Primary Capital Inc.”

April 25, 2016

Schedule A – Master Agreement

MASTER AGREEMENT

THIS AGREEMENT dated as of the 24th day of February, 2016.

AMONG:

NIGHTHAWK GOLD CORP., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as “Nighthawk”)

OF THE FIRST PART

- and -

2504106 ONTARIO INC., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as “Subco”)

OF THE SECOND PART

- and -

SUPERIOR COPPER CORPORATION., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as “Superior”)

OF THE THIRD PART

(each a “party” and collectively, the “parties”)

WHEREAS:

1.	Superior and Subco wish to amalgamate and continue as one corporation in accordance with the terms and conditions hereof and as set forth in the Amalgamation Agreement (as defined herein);

2.	Subco is a wholly-owned Subsidiary (as defined herein) of Nighthawk, and has been incorporated solely for the purposes of amalgamating with Superior, and has not carried on any active business; and

3.	The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed Amalgamation (as defined herein).

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT THE PARTIES HERETO AGREE AS FOLLOWS:

1.	Interpretation.

(a)	Definitions. In this Agreement (including the recitals hereto) and each schedule hereto:

“Act” means the Business Corporations Act (Ontario) and the regulations prescribed thereunder;

“Agreement” means this master agreement and the schedules hereto, as may be amended, modified, restated, supplemented or replaced from time to time;

“Amalco” means the entity formed by the Amalgamation of the Amalgamating Parties;

“Amalco Shares” means the common shares in the capital of Amalco;

“Amalgamating Parties” means Superior and Subco;

“Amalgamation” means the amalgamation of Superior and Subco on the terms and subject to the conditions set forth in this Agreement and the Amalgamation Agreement;

“Amalgamation Agreement” means the agreement to be entered into in connection with the Amalgamation in substantially the form attached hereto as Schedule “A”;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders, notices and policies published and/or promulgated thereunder;

“Applicable Laws” means with respect to any Person, all domestic or foreign federal, state, provincial or local laws (statutory, common law or otherwise), regulations, by-laws, statutes, constitutions, treaties, conventions, injunctions, judgements, decrees, rulings, rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws), or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority, and all terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, in each case, that is binding upon or applicable to such Person or its or their business, undertaking, property or securities and emanating from a Person having jurisdiction over the Person or its business, undertaking, property or securities, as amended unless expressly specified otherwise;

“Applicable U.S. Securities Laws” means collectively, and as the context may require, the U.S. Securities Act and all other applicable U.S. federal and state securities laws, rules and regulations and published policies thereunder;

“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in the City of Toronto, Ontario;

“Cash” means, on a particular date, the cash balance held by Superior;

“Certificate” means the certificate of amalgamation issued by the Director under the Act in respect of the Amalgamation;

“Claim” shall have the meaning ascribed thereto in Section 35;

“Closing Date” means the date which is the third Business Day following the satisfaction or waiver (where applicable) of each of the conditions set forth in 18, 19 and 20 hereof, or such other date as may be agreed upon by the parties, and which date shall be on or about May 10, 2016 or as soon thereafter as reasonably practicable, and in any event prior to the Termination Deadline;

“Confidentiality” means to maintain in confidence and not to disclose the applicable information to third parties, except:

(i)	Representatives that need to know or ought to know in order to discharge their respective duties in an efficient manner; or

(ii)
Persons that are or may be interested in advancing, loaning, investing or otherwise providing potential debt or equity financing to a party, including banks, financial institutions, brokerage companies and their respective employees, officers, directors, consultants, agents and other representatives, provided, however, that such Persons agree to maintain the information to be disclosed in confidence;

and “Confidential” and “Confidence” shall have similar meanings;

“Confidential Information” shall have the meaning ascribed thereto in Section 27;

“Consulting Agreements” mean the consulting agreements between Nighthawk and each of Byron Geological Inc. and 2245448 Ontario Inc. dated as of January 1, 2016 and October 1, 2014, respectively, pursuant to which Messrs. Byron and Leskovec provide their services to Nighthawk, respectively;

“Director” means the Director appointed under section 278 of the Act;

“Dissent Rights” means the rights of dissent granted in favour of registered Superior Shareholders in the manner prescribed by Section 185 of the Act with respect to such Superior Shareholder’s Superior Shares in respect of the Amalgamation;

“Effective Date” means the date on which the articles of amalgamation giving effect to the Amalgamation have been filed with the Director;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Exchange Ratio” means, in connection with the Amalgamation, the number of Nighthawk Shares to be issued in exchange for each one Superior Share issued and outstanding as of the Effective Date, which number shall be 0.32493545;

“Environmental Laws” means all Applicable Laws with respect to environmental, health or safety matters;

“Good Mining Practice” means the exercise of that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected to be applied by a skilled and experienced Person engaged in the mining and mineral resource industries in the applicable local jurisdiction;

“Governmental Authority” means any domestic or foreign:

(i)
multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign;

(ii) subdivision, agent, commission, board or authority of any of the foregoing;
(iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; and
(iv) stock exchange including, without limitation, the TSXV;

“IFRS” means the international financial reporting standards as set out in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Indemnified Party” shall have the meaning ascribed thereto in Section 35;

“Indemnifying Party” shall have the meaning ascribed thereto in Section 35;

“Interests” means all rights to explore for, produce and/or sell minerals and all rights and interests in and to property and assets (real and personal, tangible and intangible) related thereto;

“Liabilities” means, on a particular date, all debts or other obligations, including but not limited to accounts payable, short term notes payable, and accrued expenses, accrued wages, salaries, vacation pay, bonuses and employee benefits, but excluding those items set forth in the Superior Disclosure Letter;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 52-101 – Continuous Disclosure Obligations;

“Net Cash on Hand” means the sum of the Cash, less the Liabilities of Superior, calculated as at the Effective Date.

“Nighthawk Disclosed Information” means all information: (i) disclosed in writing to Superior (or its Representatives) by Nighthawk in connection with Superior’s due diligence review process; or (ii) otherwise made available to Superior (or its Representatives) including by way of public disclosure by Nighthawk;

“Nighthawk Disclosure Letter” means the disclosure letter from Nighthawk to Superior dated the date hereof;

“Nighthawk Financial Statements” means the audited consolidated financial statements of Nighthawk as at and for the years ended July 31, 2015 and 2014 available on SEDAR;

“Nighthawk Information” means all information to be included in the Superior Circular (including in documents incorporated by reference) describing Nighthawk, the Nighthawk Subsidiaries and the business, operations and affairs of Nighthawk, in each case as required pursuant to Applicable Canadian Securities Laws and the TSXV;

“Nighthawk Material Adverse Effect” means any change, effect, event or occurrence that, individually or taken together with any other change, effect, event or occurrence, is or would reasonably be expected to be material and adverse to the condition (financial or otherwise), operations, assets, properties, affairs, liabilities, capitalization, business, results of operations, cash flows or prospects of Nighthawk and the Nighthawk Subsidiaries, considered as a whole, or would reasonably be expected to prevent, materially delay or materially impair the ability of Nighthawk to consummate the transactions contemplated by this Agreement; provided, however, that a Nighthawk Material Adverse Effect shall not include an adverse change or adverse effect resulting from a change, effect, event or occurrence: (i) resulting from any matter that is set forth in the Nighthawk Disclosure Letter; (ii) resulting from conditions affecting the mineral exploration, exploitation, development and production industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada; (iv) resulting from any change in IFRS or Applicable Laws; (v) resulting from any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by Superior; (vi) resulting from any natural disaster or acts or war, terrorism or armed hostilities; or (vii) a change in the market trading price or trading volume of the Nighthawk Shares (it being understood that causes underlying such change in market price or volume may be taken into account in determining whether a Nighthawk Material Adverse Effect has occurred), unless, with respect to clauses (ii), (iii), (iv) and (vi), such matter has a materially disproportionate effect on Nighthawk and the Nighthawk Subsidiaries, considered as a whole, relative to comparable entities operating in the industries in which Nighthawk operates. References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Nighthawk Material Adverse Effect” has occurred;

“Nighthawk Option Plan” means the stock option plan of Nighthawk most recently approved by Nighthawk Shareholders on January 30, 2014;

“Nighthawk Options” means the stock options to purchase Nighthawk Shares granted to directors, officers, employees and consultants of Nighthawk under the Nighthawk Option Plan;

“Nighthawk Shareholder” means a registered holder of Nighthawk Shares at the applicable time;

“Nighthawk Shares” means the common shares in the capital of Nighthawk;

“Nighthawk Subsidiaries” means, collectively, Golden Sierra Resources Inc. and Subco;

“Nighthawk Termination Payment” has the meaning ascribed to that term in Section 30(b);

“Nighthawk Warrants” means, collectively, the common share purchase warrants of Nighthawk, each of which entitles the holder to acquire one Nighthawk Share until May 23, 2017 at an exercise price of $0.15;

“Operator” means in respect of the Interests, the Person designated as operator for the time being under the relevant operating agreement;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Representatives” means with respect to Nighthawk or Superior, as the case may be, its officers, directors, employees, financial advisors, representatives and agents;

“Rule 802 Exemption” shall have the meaning ascribed thereto in Section 2(e) hereof;

“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval;

“Special Resolution” means a resolution required to be approved by not less than two-thirds (⅔) of the votes cast by those Superior Shareholders who vote in person or by proxy at the Superior Meeting;

“Subsidiary” shall have the meaning ascribed thereto in the Act;

“Superior Change of Control Payments” shall have the meaning ascribed thereto in Section 16(ff);

“Superior Circular” means the notice and management information circular of Superior (together with all appendices thereto) prepared and delivered to the Superior Shareholders in connection with the Superior Meeting, in such form as may be agreed upon by Nighthawk and Superior in accordance with Applicable Laws;

“Superior Disclosed Information” means all information: (i) disclosed in writing to Nighthawk (or its Representatives) by Superior in connection with Nighthawk’s due diligence review process; or (ii) otherwise made available to Nighthawk (or its Representatives) including by way of public disclosure by Superior;

“Superior Disclosure Letter” means the disclosure letter from Superior to Nighthawk dated the date hereof;

“Superior Dissenting Shareholder” means a Superior Shareholder, who, in connection with the Superior Meeting, has sent to Superior a written objection and a demand for payment within the time limits and in the manner prescribed by Section 185 of the Act, respectively, with respect to such Superior Shareholder’s Superior Shares in respect of the Amalgamation;

“Superior Financial Statements” means the audited financial statements of Superior as at and for the fiscal years ended May 31, 2015 and 2014 available on SEDAR;

“Superior Information” means all information to be included in the Superior Circular (including in documents incorporated by reference) describing Superior, the business, operations and affairs of Superior and all other matters to be considered at the Superior Meeting, in each case as required pursuant to Applicable Canadian Securities Laws and the TSXV;

“Superior Lock-up Agreements” means the lock-up agreements between Nighthawk and each of the directors, senior officers and significant shareholders of Superior, and their respective associates, in each case entered into on or prior to the date hereof in substantially the form of lock-up agreement attached hereto as Schedule “B”;

“Superior Material Adverse Effect” means any change, effect, event or occurrence that, individually or taken together with any other change, effect, event or occurrence, is or would reasonably be expected to be material and adverse to the condition (financial or otherwise), operations, assets, properties, affairs, liabilities, capitalization, business, results of operations, cash flows or prospects of Superior, or would reasonably be expected to prevent, materially delay or materially impair the ability of Superior to consummate the transactions contemplated by this Agreement; provided, however, that a Superior Material Adverse Effect shall not include an adverse change or adverse effect resulting from a change, effect, event or occurrence: (i) resulting from any matter that is set forth in the Superior Disclosure Letter; (ii) resulting from conditions affecting the mineral exploration, exploitation, development and production industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada; (iv) resulting from any change in IFRS or Applicable Laws; (v) resulting from any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by Nighthawk; (vi) resulting from any natural disaster or acts or war, terrorism or armed hostilities; or (vii) a change in the market trading price or trading volume of the Superior Shares (it being understood that causes underlying such change in market price or volume may be taken into account in determining whether a Superior Material Adverse Effect has occurred), unless, with respect to clauses (ii), (iii), (iv) and (vi) such matter has a materially disproportionate effect on Superior relative to comparable entities operating in the industries in which Superior operates. References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Superior Material Adverse Effect” has occurred;

“Superior Meeting” means the special meeting of Superior Shareholders to be called by Superior in order to obtain the approval of the Superior Shareholders in respect of the Amalgamation and related matters, in accordance with applicable corporate and securities laws and the rules of the TSXV;

“Superior Option Exchange Agreements” means the agreements with each of the holders of outstanding Superior Options wherein they agree, effective at the Effective Time, to exchange their Superior Options for Nighthawk Options as adjusted to give effect to the Exchange Ratio (subject to adjustment for fractions);

“Superior Options” means the stock options to purchase Superior Shares granted to directors, officers, employees and consultants of Superior under Superior’s stock option plan most recently approved by Superior Shareholders on November 30, 2015;

“Superior Proposal” means an unsolicited bona fide written proposal to either party or its shareholders, in respect of a Take-over Proposal from a third party that is not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction and that did not result from or involve a breach of Section 28, in connection with which, in the opinion of the board of directors of the party which is the subject of such proposal, after consultation with its legal and financial advisors, the transaction contemplated pursuant to such proposal: (i) constitutes a commercially feasible transaction in accordance with its terms taking into account all legal, financial, tax, regulatory and other aspects of such proposal, and for which adequate financial arrangements have been made (and that is not subject to any financing contingency), (ii) could be carried out within a time frame that is reasonable in the circumstances, (iii) if consummated, would be a transaction superior to the Amalgamation and related matters contemplated hereby from a financial point of view to the shareholders of the party which is the subject of such proposal, and (iv) is not subject to a due diligence or access condition;

“Superior Securityholder” means a registered holder of securities of Superior at the applicable time;

“Superior Shareholder” means a registered holder of Superior Shares at the applicable time;

“Superior Shares” means the common shares in the capital of Superior;

“Superior Termination Payment” has the meaning ascribed to that term in Section 30(a);

“Superior Warrants” means, collectively: (i) the common share purchase warrants of Superior, each of which entitles the holder to acquire one Superior Share until May 7, 2016 at an exercise price of $0.15, and (ii) the common share purchase warrants of Superior, each of which entitles the holder to acquire one Superior Share until July 24, 2016 at an exercise price of $0.20, in each case subject to customary adjustments as provided therein;

“Take-over Proposal” means with respect to Nighthawk or Superior, as the case may be, any inquiry or the making of any proposal or offer to such party or its shareholders by a third Person or group of Persons “acting jointly or in concert” (within the meaning of Applicable Canadian Securities Laws), other than as contemplated in this Agreement, whether or not subject to a due diligence condition and whether or not in writing, of any single or multi-step transaction or series of related transactions that is structured to permit such third Person or group of Persons: (i) to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over 20% or more of such party’s outstanding voting securities whether by way of take-over bid, arrangement, amalgamation, merger, consolidation or other business combination; (ii) to acquire beneficial ownership of all or substantially all of such party’s assets (including any lease, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of assets) or any of its material Subsidiaries; or (iii) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would reasonably be expected to materially reduce the benefits to the other party under this Agreement;

“Tax Returns” shall mean all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be supplied to any Governmental Authority responsible for the imposition of any Tax in connection with, any Taxes (including any attached schedules, estimated tax returns, withholding tax returns, and information returns and reports);

“Taxes” shall have the meaning ascribed thereto in Section 15(n);

“Termination Deadline” means 5:00 p.m. (Toronto time) on June 30, 2016, or such earlier or later date and time as may be agreed to in writing by the parties;

“Third Party Approvals” shall have the meaning ascribed thereto in Section 18(e);

“Transfer Agent” means TMX Equity Transfer Services, in its capacity as registrar and transfer agent for the Nighthawk Shares;

“TSXV” means TSX Venture Exchange Inc.;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

(b)
The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereby” and “hereunder” and similar expressions refer to this Agreement (including the appendices hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)
Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

(d)
If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

(e)	Unless otherwise stated, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

(f)
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS, and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

(g)
In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a party, such knowledge or awareness consists only of the actual collective knowledge or awareness, as of the date hereof, of the senior officers of such party, in their capacity as senior officers of such party and not in their personal capacity and without personal liability, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge; provided that the party making the representation and warranty shall have conducted a reasonable investigation as to the subject matter relating thereto and the level of such investigation shall be that of a reasonably prudent person investigating a material consideration in the context of a material transaction and the use of such phrase shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has actually been made.

(h)
References in this Agreement to any statute or section thereof shall be deemed to be a reference to such statute or section as amended or substituted and inclusive of any regulations promulgated thereunder from time to time in effect.  References to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time.

(i)
The parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

(j)	The following schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof:

Schedule “A”                                           Amalgamation Agreement
Schedule “B”                                           Form of Superior Lock-up Agreement

2.
Amalgamation.  Subject to satisfaction or waiver of all the conditions precedent in Sections 18, 19 and 20 hereof, the parties agree to implement the Amalgamation in accordance with the provisions of and subject to the terms and conditions set out in this Agreement, including Schedule “A” of this Agreement.  Each of Superior and Nighthawk acknowledge and agree that (i) the Amalgamation and the matters related thereto as contemplated hereby are subject to (a) the receipt of all Third Party Approvals; and (b) the receipt of all applicable approvals with respect to the Amalgamation by the shareholders of Superior and Subco, all in accordance with Applicable Laws and the regulations of the TSXV.  In furtherance of the foregoing, subject to the terms and conditions herein set forth and on the basis of the covenants, representations, warranties and agreements of the parties herein contained, each of Superior, Subco and Nighthawk covenant and agree to:

(a)
effect the Amalgamation forthwith after receipt of all Third Party Approvals and the requisite approvals of the shareholders of each of Superior and Subco to the Amalgamation, all in accordance with the terms and conditions hereof;

(b)
co-operate with each other in the preparation, submission and obtaining of all documents necessary in connection with the Amalgamation, including the Superior Circular, and in connection therewith provide the other parties with such information and material concerning its affairs as such other parties shall reasonably request on a timely basis; and as promptly as practicable, Superior shall cause the Superior Circular and other documentation required in connection with the Superior Meeting to be sent to each applicable Superior Shareholder and filed as required by Applicable Laws on or before the mailing date thereof;

(c)
not take any action to terminate or materially adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Nighthawk or Superior, as applicable, pursuant to the provisions of their respective articles, by-laws or other constating documents, applicable corporate legislation and any written indemnity agreements which have been entered into between Nighthawk or Superior and their respective officers and directors effective on or prior to the date hereof;

(d)
use all commercially reasonable efforts and do all things necessary or reasonably desirable on its part to facilitate the implementation of the Amalgamation and all related matters in connection therewith as set forth in the Superior Circular by the Termination Deadline, including without limiting the generality of the foregoing, applying for, obtaining and/or effecting as applicable: (i) the approval of the TSXV for the Amalgamation and the listing on the TSXV of the Nighthawk Shares to be issued and made issuable in connection therewith; and (ii) obtaining such other consents, orders or approvals as counsel to Superior, Subco and Nighthawk may advise are necessary or desirable to be obtained for the implementation of the Amalgamation, including without limitation those referred to in Sections 12, 13 and 14 hereof, and preparing and delivering all necessary documents in connection therewith;

(e)
structure the Amalgamation such that the issuance of securities pursuant to the Amalgamation: (I) will be made in compliance with Applicable Canadian Securities Laws; and (II) qualifies in the United States for the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 of the U.S. Securities Act (the “Rule 802 Exemption”) and applicable state securities laws in reliance upon similar exemptions under applicable state securities laws.  Each party agrees to act in good faith, consistent with the intent of the parties and the intended treatment of the Amalgamation as set forth in this Section 2(e);

(f)	make all necessary filings and applications pursuant to Applicable Laws required to be made on its part in connection with the transactions contemplated by this Agreement; and

(g)
take and cause to be taken such other steps and actions and execute such other documents, agreements and instruments as may be reasonably necessary or desirable in connection with the consummation of the transactions contemplated hereby, including without limitation as required pursuant to the Act and Applicable Laws.

3.	Effect of Amalgamation. Subject to the terms and conditions of this Agreement, on the Effective Date:

(a)
the Amalgamation shall be effective, pursuant to which Superior shall amalgamate with Subco and, in connection therewith, all Superior Shares, other than Superior Shares held by Superior Dissenting Shareholders, will be exchanged by the holders thereof, without any further act or formality for fully paid and non-assessable Nighthawk Shares based on the Exchange Ratio, in accordance with the terms of the Amalgamation Agreement and the provisions hereof;

(b)	the property of each of the Amalgamating Parties shall continue to be the property of Amalco;

(c)	Amalco shall continue to be liable for the obligations of each of the Amalgamating Parties;

(d)	any existing cause of action, claim or liability to prosecution with respect to either or both of the Amalgamating Parties shall be unaffected;

(e)	any civil, criminal or administrative action or proceeding pending by or against any of the Amalgamating Parties may be continued to be prosecuted by or against Amalco;

(f)	any conviction against, or ruling, order or judgment in favour of or against, any of the Amalgamating Parties may be enforced by or against Amalco;

(g)
the board of directors of Nighthawk shall be reconstituted to be comprised of seven members, which shall be comprised of the Honourable Ernie Eves, three additional members designated by Superior, and three additional members designated by Nighthawk; and

(h)	the board of directors of Amalco shall be as set forth in the Amalgamation Agreement.

4.	Treatment of Securities. Subject to the terms and conditions of this Agreement, on the Effective Date:

(a)	each issued and outstanding Subco Share shall be exchanged for one fully paid and non-assessable Amalco Share;

(b)	subject to Section 4(f), all issued and outstanding Superior Shares shall be exchanged for fully paid and non-assessable Nighthawk Shares on the basis of the Exchange Ratio;

(c)	the Superior Options shall be exchanged in accordance with the Superior Option Exchange Agreements;

(d)
the Superior Warrants outstanding at the Effective Time shall be automatically adjusted in accordance with the terms thereof and shall represent a right to acquire Nighthawk Shares on the same terms and conditions (subject to compliance with the rules of the TSXV) and at their economic equivalent, subject to adjustment in number and exercise price based upon the Exchange Ratio to reflect the terms of this Agreement and the completion of the Amalgamation, as applicable;

(e)
subject to Section 8(a)(i), the Nighthawk Shares issuable pursuant to Section 4(b) above shall be distributed amongst the holders of Superior Shares upon exchange of such Superior Shares as set out in Section 4(b) above; and

(f)
Superior Shares which are held by a Superior Dissenting Shareholder shall not be exchanged as prescribed by Section 4(b). However, if a Superior Dissenting Shareholder fails to perfect or effectively withdraws its claim under section 185 of the Act or forfeits its right to make a claim under section 185 of the Act or if its rights as a Superior Shareholder are otherwise reinstated, such Superior Shareholder’s Superior Shares shall thereupon be deemed to have been exchanged as of the Effective Date as prescribed by Section 4(b).

5.	Implementation Steps.

(a)
Superior covenants in favour of Nighthawk that Superior shall use its commercially reasonable efforts to convene and hold the Superior Meeting as promptly as practicable in accordance with its by-laws and Applicable Laws for the purpose of considering and, if deemed advisable, approving the Amalgamation and the transactions contemplated thereby (and for any other proper purpose as may be set out in the notice for such meeting).

(b)
Subject to the terms and conditions of this Agreement and the satisfaction or waiver of the conditions contained herein in favour of each party, Superior and Subco agree, on the Closing Date, to send to the Director for filing under the Act, the articles of amalgamation in respect of the Amalgamation and such other documentation as may be required in connection therewith under the Act to give effect to the Amalgamation which shall then occur and be deemed to have occurred at the Effective Time without any further act or formality.  Such closing shall take place at the offices of counsel to Superior or at such other location as may be agreed upon by the parties.

6.
Issuance of Amalco Shares to Nighthawk.  On the Effective Date, in consideration of Nighthawk issuing the Nighthawk Shares to the holders of Superior Shares as provided for in Section 4(b), Amalco shall allot and issue to Nighthawk one fully paid and non-assessable Amalco Share for each Nighthawk Share so issued.

7.
Fractional Shares.  Notwithstanding Section 4 of this Agreement, no fractional Nighthawk Shares will be issuable to Superior Shareholders pursuant to the Amalgamation, and no cash payment or other form of consideration will be payable in lieu thereof. Any such fractional Nighthawk Share interest to which a Superior Shareholder would otherwise be entitled pursuant to the Amalgamation will be rounded down to the nearest whole Nighthawk Share.

8.	Certificates.

(a)	At the Effective Time:

(i)
the Superior Shareholders shall be deemed to be the registered holders of the Nighthawk Shares to which they are entitled hereunder.  Superior Shareholders shall be required to deliver and surrender to the Transfer Agent such certificates representing all such Superior Shares which have been exchanged for Nighthawk Shares in accordance with Section 4(b) hereof, and such other documentation as may be required by the Transfer Agent, following which the Transfer Agent shall, as soon as practicable, issue to such Superior Shareholder certificates representing the number of Nighthawk Shares to which such Superior Shareholder is entitled;

(ii)
Nighthawk, as the registered holder of the Subco Shares, shall be deemed to be the registered holder of the Amalco Shares to which it is entitled hereunder and, upon surrender of the certificates representing such Subco Shares to Amalco, Nighthawk shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled as set forth in Section 6 hereof; and

(iii)
share certificates evidencing Superior Shares shall cease to represent any claim upon or interest in Superior or Amalco other than the right of the registered holders of Superior Shares to receive pursuant to the terms hereof and the Amalgamation, Nighthawk Shares in accordance with Section 4 hereof.

9.	Stated Capital. The stated capital of Amalco immediately following the Amalgamation shall be as set forth in the Amalgamation Agreement.

10.
Amalgamation Filings. Upon the Superior Shareholders and the sole shareholder of Subco approving the Amalgamation on the terms and subject to the conditions set forth in this Agreement, in each case in accordance with Applicable Law, and provided that the conditions to the completion of the Amalgamation specified in Sections 18, 19 and 20 hereof have then been satisfied or waived (to the extent such waiver is permitted hereunder), Superior and Subco shall jointly file, in duplicate, with the Director, articles of amalgamation to give effect to the Amalgamation.

11.	Corporate Offices. The head office of Nighthawk following the completion of the Amalgamation shall be Suite 301 – 141 Adelaide St. W., Toronto, Ontario, M5H 3L5.

12.
Covenants of Superior. Superior hereby covenants and agrees with Subco and Nighthawk that from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement in accordance with Section 23, except with the prior written consent of Nighthawk (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement or as required by Applicable Laws, it will:

(a)
use its commercially reasonable efforts to obtain, on or prior to the Effective Date, all applicable approvals of the TSXV to the Amalgamation and the consent of its shareholders to the Amalgamation by way of approval of the Superior Shareholders holding at least 66 ⅔% of the votes attaching to all Superior Shares represented in person or by proxy at the Superior Meeting, all in accordance with Applicable Laws and as promptly as reasonably practicable, and in compliance with Applicable Laws, prepare the Superior Circular (which shall contain the Nighthawk Information as reviewed by Nighthawk) and Superior Information with Nighthawk, together with any other documents required by Applicable Laws in connection with all shareholder approvals and Third Party Approvals required in respect of the Amalgamation and the other matters contemplated hereby;

(b)	provide notice of the Amalgamation to the holders of the Superior Warrants in accordance with the terms of the Superior Warrants;

(c)
act in good faith and use its commercially reasonable efforts to cause each of the conditions precedent to the Amalgamation set forth in Sections 18 and 19 hereof to be complied with or fulfilled on its part, in each case on or prior to the Effective Date, and to:

(i)
conduct its business only in the usual and ordinary course of business, and consistent with past practice, and use all commercially reasonable efforts to maintain and preserve, in all material respects, its business, assets and advantageous business relationships;

(ii)
not directly or indirectly: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) split, combine or reclassify any of its securities, or amend the terms of or reduce the stated capital of any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; (vii) effect any financing transaction whether by means of debt, equity or otherwise, or issue, grant, sell, pledge, lease, dispose of or encumber or agree to issue, grant, sell, pledge, lease, dispose of or encumber, any Superior Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Superior Shares, other than (i) the aggregate number of Superior Shares issuable upon exercise of convertible securities of Superior issued and outstanding as of the date hereof (whether or not currently subject to any vesting restrictions); and/or (ii) as otherwise specifically contemplated in Section 16(h);

(iii)
not directly or indirectly, through any officer, director, affiliate, agent or advisor of Superior, solicit, initiate, knowingly encourage, or enter into any agreements in respect of any new property acquisitions or dispositions by Superior, without the prior written approval of Nighthawk;

(iv)	not directly or indirectly sell, pledge, dispose of or encumber any material property interests of Superior, without the prior written approval of Nighthawk;

(v)	not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided;

(vi)
not grant any officer, director or employee an increase in compensation in any form, grant any general salary increase, take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers or employees, nor adopt or amend any stock option or other employee compensation plans, nor make any loan to any officer, director or any other party not at arm’s length;

(vii)
not adopt or amend or make any contribution to any bonus, cost plus employee benefit plan, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(viii)	maintain in force its current policies of insurance and pay all premiums in respect of such insurance policies that become due after the date hereof;

(ix)
not take any action or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement which might reasonably be expected to directly or indirectly interfere with or affect the consummation of the Amalgamation or any of the matters related thereto as contemplated hereby, other than to respond to any inquiries received in accordance with the fiduciary obligations of its directors, as specifically permitted under Section 28;

(x)	not pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

(xi)	not terminate any employees;

(xii)	not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(xiii)	not enter into any contracts or transactions with any officer or director of Superior; and

(xiv)	not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Superior in this Agreement untrue in any material respect,

in each case other than as set forth in the Superior Disclosure Letter;

(d)	not expend, commit to expend or otherwise incur any capital expenditures or liabilities in excess of $100,000 individually and in the aggregate;

(e)
other than pursuant to Section 12(d), not expend or commit to expend any amounts with respect to any operating expenses except to the extent such expenses are in the ordinary course of Superior’s business consistent with past practice;

(f)
make (or reaffirm, if requested by Nighthawk in accordance with this Agreement) and not withdraw, modify or amend, in any material respect, an affirmative recommendation that the Superior Shareholders approve the Amalgamation, provided that the board of directors of Superior may withdraw, modify or change the recommendation regarding the Amalgamation if, in its opinion acting reasonably, having received the advice of its outside legal counsel as reflected in minutes of its meeting, such withdrawal, modification or change is required to act in a manner consistent with its fiduciary duties and provided that Superior shall have complied with the provisions of Sections 28 and 29 and have paid the Superior Termination Payment in accordance with Section 30(a) hereof;

(g)
use its commercially reasonable efforts to assist Nighthawk in connection with any documents required by Applicable Laws in connection with all Third Party Approvals required in respect of the Amalgamation and the other matters contemplated hereby;

(h)	comply with the applicable covenants set forth in Sections 28 and 29;

(i)
give Nighthawk prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to the Dissent Rights and received by Superior, and promptly provide Nighthawk with copies of such notices and written objections and all other correspondence related thereto;

(j)
not incur, extend, renew or replace any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in connection with the matters contemplated hereby;

(k)
not authorize, recommend or propose any release or relinquishment of any right under any material contract, and except with respect to contract renewals in the ordinary course of business, it shall not (i) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing license, lease, contract, or other material document; or (ii) enter into or terminate any hedges, swaps or other financial instruments or like transactions;

(l)
not enter into any material consulting contract or operating agreement that: (i) cannot be terminated on 30 days or less notice without penalty; or (ii) alone or in the aggregate with any other consulting contract or operating agreements, would create an obligation in excess of $10,000;

(m)	take all reasonable actions to solicit proxies to be voted at the Superior Meeting in favour of matters to be considered at the Superior Meeting, including the Amalgamation;

(n)	provide notice to Nighthawk of the Superior Meeting and allow Representatives of Nighthawk to attend such meeting;

(o)
except for proxies and other non-substantive communications with third parties and communications to legal and other advisors of Superior, furnish promptly to Nighthawk and its counsel: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Superior in connection with the Amalgamation from any Governmental Authority or the Superior Meeting; (ii) any filings under Applicable Laws in connection with the Amalgamation or the Superior Meeting; (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein; and (iv) any requests from a Governmental Authority for any information in respect of the business, operations, financial conditions or assets or Superior or any third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could have a Superior Material Adverse Effect;

(p)
use its reasonable commercial efforts to obtain and maintain the Third Party Approvals applicable to it and provide the same to Nighthawk on or prior to the Effective Date, and provide Nighthawk with all information and documentation reasonably requested by it in connection with obtaining the Third Party Approvals applicable to it;

(q)
(i) duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof and on or prior to the Effective Date and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes shown on such Tax Returns which are due and payable and make all required withholdings and remittances in respect of such Taxes; (iii) not make, amend or rescind any material express or deemed election relating to Taxes, or file any amended Tax Returns where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into any agreement with any Governmental Authority with respect to Taxes; (v) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes; (vi) not make any changes in financial or Tax accounting methods, principles, policies or practices, except as required by IFRS or under Applicable Laws; (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with IFRS, for all Taxes accruing in respect of Superior which are not due or payable prior to the Effective Date; and (viii) not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation;

(r)
subject to the satisfaction or waiver of the conditions contained herein in favour of each party, send to the Director for filing under the Act, articles of amalgamation in respect of the Amalgamation and such other documentation as may be required in connection therewith under the Act to give effect to the Amalgamation; and

(s)	Superior will use its commercially reasonable efforts to ensure that all holders of Superior Options enter into Superior Option Exchange Agreements prior to the mailing of the Superior Circular.

13.
Covenants of Nighthawk.  Nighthawk hereby covenants and agrees with Superior that from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement in accordance with Section 23, except with the prior written consent of Superior (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement or as required by Applicable Laws, it will:

(a)
use its commercially reasonable efforts to obtain, on or prior to the Effective Date, all applicable approvals of the TSXV to the Amalgamation (including the listing thereon of the Nighthawk Shares issuable pursuant to the Amalgamation), and as promptly as reasonably practicable and in compliance with Applicable Laws, prepare the Nighthawk Information with Superior, together with any other documents required by Applicable Laws in connection with all shareholder approvals and Third Party Approvals required in respect of the Amalgamation and the other matters contemplated hereby;

(b)
sign a special resolution, on or prior to the Effective Date, as the sole shareholder of Subco in favour of the approval of the Amalgamation, this Agreement and the transactions contemplated hereby in accordance with the Act;

(c)
act in good faith and use its commercially reasonable efforts to cause each of the conditions precedent to the Amalgamation set forth in Sections 18 and 20 hereof to be complied with or fulfilled on its part, in each case on or prior to the Effective Date, and to:

(i)
conduct its business only in the usual and ordinary course of business, and consistent with past practice, and use all commercially reasonable efforts to maintain and preserve, in all material respects, its business, assets and advantageous business relationships;

(ii)
not directly or indirectly: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) split, combine or reclassify any of its securities or amend the terms of or reduce the stated capital of any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; (vii) effect any financing transaction whether by means of debt, equity or otherwise, or issue, grant, sell, pledge, lease, dispose of or encumber or agree to issue, grant, sell, pledge, lease, dispose of or encumber, any Nighthawk Shares or securities of any of the Nighthawk Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Nighthawk Shares or securities of any of the Nighthawk Subsidiaries, other than the aggregate number of Nighthawk Shares issuable upon exercise of convertible securities of Nighthawk issued and outstanding as of the date hereof (whether or not currently subject to any vesting restrictions) or as otherwise specifically contemplated in Section 15(j);

(iii)
not directly or indirectly, through any officer, director, affiliate, agent or advisor of Nighthawk, solicit, initiate, knowingly encourage, or enter into any agreements in respect of any new property acquisitions or dispositions by Nighthawk, without the prior written approval of Superior;

(iv)	not directly or indirectly sell, pledge, dispose of or encumber any material property interests of Nighthawk, without the prior written approval of Superior;

(v)	not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided;

(vi)
not grant any officer, director or employee an increase in compensation in any form, grant any general salary increase, take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers or employees, nor adopt or amend any stock option or other employee compensation plans, nor make any loan to any officer, director or any other party not at arm’s length;

(vii)
not adopt or amend or make any contribution to any bonus, cost plus employee benefit plan, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(viii)	maintain in force its current policies of insurance and pay all premiums in respect of such insurance policies that become due after the date hereof;

(ix)
not take any action or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement which might reasonably be expected to directly or indirectly interfere with or affect the consummation of the Amalgamation or any of the matters related thereto as contemplated hereby, other than to respond to any inquiries received in accordance with the fiduciary obligations of its directors, as specifically permitted under Section 28;

(x)	not pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

(xi)	not terminate any employees;

(xii)	not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(xiii)	not enter into any contracts or transactions with any officer or director of Nighthawk; and

(xiv)	not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Nighthawk in this Agreement untrue in any material respect;

(d)
use its commercially reasonable efforts to assist Superior in connection with the preparation of the Superior Circular, together with any other documents required by Applicable Laws in connection with all shareholder approvals and Third Party Approvals required in respect of the Amalgamation and the other matters contemplated hereby;

(e)	comply with the applicable covenants set forth in Sections 28 and 29;

(f)
not incur, extend, renew or replace any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in connection with the matters contemplated hereby;

(g)
not authorize, recommend or propose any release or relinquishment of any right under any material contract, and except with respect to contract renewals in the ordinary course of business, it shall not (i) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing license, lease, contract, or other material document; or (ii) enter into or terminate any hedges, swaps or other financial instruments or like transactions;

(h)
except for proxies and other non-substantive communications with third parties and communications to legal and other advisors of Nighthawk, furnish promptly to Superior and its counsel: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Nighthawk in connection with the Amalgamation from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Amalgamation; (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein; and (iv) any requests from a Governmental Authority for any information in respect of the business, operations, financial conditions or assets or Nighthawk or any of the Nighthawk Subsidiaries or any third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could have a Nighthawk Material Adverse Effect;

(i)
use its reasonable commercial efforts to obtain and maintain the Third Party Approvals applicable to it and provide the same to Superior on or prior to the Effective Date, and provide Superior with all information and documentation reasonably requested by it in connection with obtaining the Third Party Approvals applicable to it;

(j)
(i) duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof and on or prior to the Effective Date and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes shown on such Tax Returns which are due and payable and make all required withholdings and remittances in respect of such Taxes; (iii) not make, amend or rescind any material express or deemed election relating to Taxes, or file any amended Tax Returns where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into any agreement with any Governmental Authority with respect to Taxes; (v) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes; (vi) not make any changes in financial or Tax accounting methods, principles, policies or practices, except as required by IFRS or under Applicable Laws; (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with IFRS, for all Taxes accruing in respect of Nighthawk which are not due or payable prior to the Effective Date; and (viii) not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation; and

(k)
subject to the satisfaction or waiver of the conditions contained herein in favour of each party, issue that number of Nighthawk Shares as required by Section 4(b) hereof, and reserve for issuance that number of Nighthawk Shares as required by Sections 4(c) and (d), respectively.

14.	Covenants of Subco. Subco hereby covenants and agrees with Superior that it will:

(a)	on the Effective Date, be a corporation which has, at no time, carried on any active business (other as is necessary to effect the Amalgamation);

(b)
act in good faith and use its commercially reasonable efforts to cause each of the conditions precedent set forth in Sections 18 and 20 hereof to be complied with or fulfilled on its part, in each case on or prior to the Effective Date;

(c)	unless Superior otherwise agrees in writing, until the earlier of the Effective Date and the date that this Agreement is terminated by its terms,

(i)	not conduct any business (other than as required in connection with the Amalgamation), and shall use all commercially reasonable efforts to maintain and preserve its corporate existence; and

(ii)
not directly or indirectly, amend its constating documents, declare, set aside or pay any dividend or other distribution or payment or otherwise to or for the benefit of its shareholders or reduce its stated capital; and

(d)
subject to the approval of the shareholders of Superior and Subco being obtained with respect to the Amalgamation and subject to the obtaining of all applicable regulatory approvals, including the conditional approval of the TSXV, thereafter jointly with Superior file with the Director the articles of amalgamation with respect to the Amalgamation.

15.
Representations and Warranties of Nighthawk.  Nighthawk represents and warrants to and in favour of Superior and Subco as follows, and acknowledges that Superior and Subco are relying upon such representations and warranties:

(a)
Nighthawk is a corporation existing under the laws of Ontario and has the corporate power, capacity and authority to carry on its business as currently conducted; and to own, lease and operate its property and assets; enter into and perform its obligations under this Agreement in accordance with the provisions hereof; and to issue and deliver the Nighthawk Shares in connection with the Amalgamation;

(b)
this Agreement has been duly authorized, executed and delivered by Nighthawk and constitutes a valid and binding obligation of Nighthawk enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in Applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of Nighthawk is necessary to authorize the transactions contemplated under this Agreement;

(c)
the Amalgamation has been authorized by all necessary corporate action on the part of Nighthawk and the issue and delivery of the Nighthawk Shares as required by Section 4(b) and the reservation of the Nighthawk Shares as required by Sections 4(c) and (d), on the Effective Date pursuant to the Amalgamation will be authorized by all necessary corporate actions on the part of Nighthawk prior to the Effective Date;

(d)
there is no requirement on the part of Nighthawk to make any filing with, give any notice to, or obtain any authorization of, any Governmental Authority, or to obtain any consent, approval or authorization of any other Person as a condition to the lawful completion of the transactions contemplated by this Agreement, including specifically the Amalgamation, except for the filing of the articles of amalgamation in respect of the Amalgamation and other filings, notifications and authorizations required under Applicable Laws and the rules of the TSXV;

(e)
Nighthawk has made all material filings required under Applicable Laws with the applicable Governmental Authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Nighthawk were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Nighthawk has not filed any confidential material change reports which continue to be confidential;

(f)
on the Effective Date, the Nighthawk Shares to be issued to Superior Shareholders in accordance with Section 4(b) will be duly and validly issued and outstanding as fully paid and non-assessable, and the Nighthawk Shares to be issued to the holders of Nighthawk Options issuable in exchange for Superior Options, and Superior Warrants, all in accordance with Sections 4(c) and (d) shall, upon the due exercise of such Nighthawk Options and Superior Warrants, respectively, and payment of the applicable exercise price therefor, be duly and validly issued and outstanding as fully paid and non-assessable;

(g)
Nighthawk has no material direct or indirect Subsidiaries or branches, other than the Nighthawk Subsidiaries, each of which is a corporation or branch, as applicable, existing under the laws of its applicable jurisdiction and each of which has the corporate power, capacity and authority to carry on its business as currently conducted; and to own, lease and operate its property and assets. Nighthawk directly or indirectly beneficially owns all of the outstanding shares and other securities or interests in each of the Nighthawk Subsidiaries and no Person holds any securities convertible or exchangeable into securities of any of such Subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Nighthawk Subsidiaries;

(h)
other than as set forth in the Nighthawk Financial Statements, to the best knowledge of Nighthawk and other than any violation or other matter referred to in this Subsection that does not result in a Nighthawk Material Adverse Effect;

(i)	Nighthawk and the Nighthawk Subsidiaries are not in violation of any Environmental Laws;

(ii)
each of Nighthawk and the Nighthawk Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)
there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Nighthawk or any of the Nighthawk Subsidiaries;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Nighthawk or any of the Nighthawk Subsidiaries;

(v)
neither Nighthawk nor any of the Nighthawk Subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by an Environmental Law;

(vi)
Nighthawk and each of the Nighthawk Subsidiaries holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business as currently operated, and the ownership and use of its assets as currently used, and all such licenses, permits and approvals are in full force and effect; and

(vii)
neither Nighthawk nor any of the Nighthawk Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated, except for (A) notifications and conditions of general application relating to assets of the type owned by Nighthawk or any of the Nighthawk Subsidiaries, and (B) notifications relating to reclamation obligations under Environmental Laws;

(i)
the authorized capital of Nighthawk consists of an unlimited number of Nighthawk Shares, of which 58,453,693 Nighthawk Shares are issued and outstanding as of the date of this Agreement, all of which shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights;

(j)
no Person holds any securities convertible or exchangeable into securities of Nighthawk, or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of Nighthawk, other than: (i) an aggregate of 5,699,000 Nighthawk Options, each entitling the holder thereof to acquire one Nighthawk Share; (ii) an aggregate of 3,400,000 Nighthawk Warrants, each entitling the holder thereof to acquire one Nighthawk Share; and (iii) as contemplated hereby in connection with the Amalgamation;

(k)
the authorized capital of Subco consists of an unlimited number of Subco Shares. An aggregate of ten (10) Subco Shares are issued and outstanding, all of which are owned by Nighthawk. All outstanding Subco Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights. No Person holds any securities convertible or exchangeable into securities of Subco, or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of Subco;

(l)
since July 31, 2015, except for the Amalgamation or as otherwise set forth in the Nighthawk Disclosure Letter: (i) there has been no Nighthawk Material Adverse Effect (or any condition, event or development involving a prospective change that would result in a Nighthawk Material Adverse Effect); (ii) each of Nighthawk and the Nighthawk Subsidiaries has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Nighthawk and the Nighthawk Subsidiaries (taken as a whole) has been incurred other than in the ordinary and normal course of business;

(m)
other than as set forth in the Nighthawk Disclosure Letter, each of Nighthawk and the Nighthawk Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those reflected or reserved against in the Nighthawk Financial Statements, and subject to the usual qualifications on title in respect of ground leases to utilities, municipal agreements, railway siding agreements, easements for streets, alleys, highways, telephone lines, gas pipelines, power lines and railways, and no other property rights are necessary for the conduct of the businesses of Nighthawk and the Nighthawk Subsidiaries as currently conducted. Nighthawk does not know of any other claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and neither Nighthawk nor the Nighthawk Subsidiaries have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof other than as set forth in the Nighthawk Disclosure Letter;

(n)
all taxes (including domestic and foreign federal and provincial income tax, capital tax, payroll and withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales, use and goods and services taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, environmental taxes, capital taxes, production taxes, recapture, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, stamp taxes, employer health tax, workers’ compensation payments, real and personal property taxes, custom and land transfer taxes and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing), duties, fees, excises, premiums, royalties, levies, imposts, assessments, deductions, charges or withholdings of any kind whatsoever however denominated, and all liabilities with respect thereto including any arrears, penalty and interest payable with respect thereto imposed by any Governmental Authority responsible for the imposition of any Tax, whether computed on a separate, consolidated, unitary, combined or other basis (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by Nighthawk and the Nighthawk Subsidiaries have been paid, collected or withheld and remitted, as applicable; (ii) all Tax Returns required to be filed by Nighthawk and the Nighthawk Subsidiaries have been filed with all appropriate Governmental Authorities and all such Tax Returns are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading; (iii) no examination of any Tax Return of Nighthawk or the Nighthawk Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by Nighthawk or the Nighthawk Subsidiaries; and (iv) there are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Nighthawk or the Nighthawk Subsidiaries;

(o)	Nighthawk has not surrendered, is not in the course of surrendering nor is proposing to surrender any area or part of an area covered by Nighthawk Interests;

(p)
Nighthawk is now, and on the Effective Date will be, a reporting issuer in the provinces of British Columbia, Ontario and Alberta.  The issued and outstanding Nighthawk Shares are listed and posted for trading on the TSXV and Nighthawk is in material compliance with the policies of the TSXV;

(q)
other than as set forth in the Nighthawk Disclosure Letter, Nighthawk is not in default or breach of this Agreement, and none of the execution and delivery of, and the compliance with the terms of, this Agreement by Nighthawk, the completion of the Amalgamation in accordance with the terms hereof, or the issue and delivery of the Nighthawk Shares in connection with the Amalgamation, will result in a breach, violation, conflict, default, termination or acceleration of, or create a state of facts which, after notice or lapse of time or both, will result in a breach, violation, conflict, default, termination or acceleration of, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Nighthawk or any of the Nighthawk Subsidiaries under: (i) any of the terms, conditions or provisions of the constating documents or by-laws or resolutions of the directors or shareholders of Nighthawk or any of the Nighthawk Subsidiaries; (ii) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument, obligation or document to which Nighthawk or any of the Nighthawk Subsidiaries is a party or will be contractually bound as of the Effective Date or to which their respective properties or assets may be subject; (iii) any statute, rule, judgment, ruling, decree, order, injunction, determination, award, ordinance, or regulation, applicable to or binding on Nighthawk or any of the Nighthawk Subsidiaries, or their respective assets (except, in the case of each of clauses (i), (ii) and (iii) above, for such breaches, violations, conflicts, defaults, terminations or accelerations which would not have a Nighthawk Material Adverse Effect);

(r)
none of the execution and delivery of, and the compliance with the terms of, this Agreement by Nighthawk, the completion of the Amalgamation in accordance with the terms hereof, nor the issue and delivery of the Nighthawk Shares in connection with the Amalgamation, will cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Nighthawk Material Adverse Effect;

(s)
the Nighthawk Financial Statements: (i) are, in all material respects, consistent with the books and records of Nighthawk and the Nighthawk Subsidiaries, for the periods covered thereby; (ii) contain and reflect all material adjustments for the fair presentation of the consolidated results of operations and the financial condition of the business of Nighthawk and the Nighthawk Subsidiaries for the periods covered thereby; and (iii) present fully, fairly and correctly, in accordance with IFRS, in all material respects, the assets and financial condition of Nighthawk and the Nighthawk Subsidiaries as at the dates thereof and the results of operations and the changes in financial position for the periods then ended;

(t)
there are no actions, suits, proceedings or inquiries, including, to the knowledge of Nighthawk, pending or threatened, against or affecting Nighthawk or the Nighthawk Subsidiaries at law or in equity or before or by any Governmental Authority which in any way could reasonably be expected to result in a Nighthawk Material Adverse Effect;

(u)
no order ceasing or suspending trading in securities of Nighthawk or prohibiting the sale of securities by Nighthawk has been issued that remains outstanding and, to its knowledge, no proceedings for this purpose have been instituted, are pending, contemplated or threatened by any securities commission, stock exchange or self-regulatory organization, and Nighthawk is not in default of any material requirement of any Applicable Canadian Securities Laws;

(v)
Nighthawk has no reason to believe that any reports or filings forming part of the Nighthawk Disclosed Information, including without limitation any filings made pursuant to NI 43-101, unreasonably overstate any data relating to any of Nighthawk’s or the Nighthawk Subsidiaries’ properties, in each case based on the facts and assumptions therein set forth;

(w)
Nighthawk has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do any of the foregoing;

(x)	Nighthawk has sufficiently accrued in its Nighthawk Financial Statements an adequate reserve related to present or future abandonment costs, in accordance with IFRS;

(y)
the operations of Nighthawk and the Nighthawk Subsidiaries and to the knowledge of Nighthawk, of each other Operator of Nighthawk Interests, are and have been conducted in accordance with Good Mining Practice, and each of Nighthawk and the Nighthawk Subsidiaries and, to the knowledge of Nighthawk, each other such Operator (i) has obtained and is in compliance with Applicable Laws necessary to conduct its respective business as it is now being or is proposed to be conducted in respect of the Nighthawk Interests, except where the absence of which or non-compliance would not reasonably be expected to have a Nighthawk Material Adverse Effect; and (ii) is not in breach of any obligations relating to the Nighthawk Interests that would permit other parties to remove it as Operator (as applicable) and there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a breach of any such obligations;

(z)
none of Nighthawk, any of the Nighthawk Subsidiaries nor, to the knowledge of Nighthawk, any other Operator of any of the Nighthawk Interests has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to mineral property assets to which it is a party or by or to which it or any such assets are bound or subject, or any notice given pursuant to any Applicable Law relating to health or safety matters prohibiting or suspending the activities of such Operator, except in each case to the extent that such defaults would not in the aggregate have a Nighthawk Material Adverse Effect;

(aa)	to its knowledge:

(i)	each of Nighthawk and the Nighthawk Subsidiaries is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any;

leases and other title and operating documents or any other agreements and instruments pertaining to its mineral property assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Nighthawk Material Adverse Effect;

(bb)
Nighthawk and the Nighthawk Subsidiaries have no material assets other than as set forth in the Nighthawk Financial Statements or the Nighthawk Disclosure Letter.  Nighthawk and the Nighthawk Subsidiaries have no liabilities of any nature (matured or unmatured, fixed or contingent) other than as set forth in the Nighthawk Financial Statements or the Nighthawk Disclosure Letter or as incurred in connection with the transactions contemplated hereby, other than liabilities which would not reasonably be expected to result in a Nighthawk Material Adverse Effect;

(cc)	since the date of its incorporation, Subco has not conducted any active business (other than any business required in connection with the Amalgamation), and has no material assets and no liabilities;

(dd)
no Person is or will be entitled to claim against Nighthawk for any broker’s or finder’s fee or other commission or similar fee incurred by Nighthawk in connection with any of, or the consummation of any of, the transactions contemplated hereby or the Amalgamation;

(ee)
neither Nighthawk nor any Nighthawk Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, have a Nighthawk Material Adverse Effect.  Neither Nighthawk nor any Nighthawk Subsidiary is in violation of any Applicable Laws which violation could have a Nighthawk Material Adverse Effect;

(ff)
other than as disclosed in the Nighthawk Disclosure Letter or the Nighthawk Financial Statements, neither Nighthawk nor the Nighthawk Subsidiaries is a party to any material contract or commitment; or a party to or bound by any guarantee, indemnification, surety or similar obligations; or a party to any (i) material joint venture or similar agreement; (ii) any note, bond, mortgage, instalment obligation, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument, obligation or document relating to the borrowing of money by the relevant company; or (iii) contract which will limit in any respect the freedom of any such company to compete in any line of business or with any Person in any way, except in any case which would not reasonably be expected to result in a Nighthawk Material Adverse Effect;

(gg)
except as set forth in the Nighthawk Financial Statements or the Nighthawk Disclosure Letter, there are no contracts or other transactions currently in place between Nighthawk, on the one hand, and: (i) any officer or director of Nighthawk or any Nighthawk Subsidiary; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Nighthawk; or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand. Without limiting the generality of the foregoing, neither Nighthawk nor any Nighthawk Subsidiary has loaned any money to, or guaranteed the obligations of, any director, officer or employee of Nighthawk or any Nighthawk Subsidiary, or any Nighthawk Shareholder;

(hh)
except as set forth in the Nighthawk Disclosure Letter, Nighthawk is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates, except for amounts due as reimbursement for ordinary business expenses incurred within the previous 90 days;

(ii)
Nighthawk does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any of its employees, officers, directors or shareholders other than the Nighthawk Option Plan, and has made no agreements or promises with respect to any such plans;

(jj)
except as set forth in the Nighthawk Disclosure Letter, Nighthawk does not have in place or in effect any employment agreements, consulting agreements or other change of control agreements which provide for a payment accruing as a result of the Amalgamation;

(kk)
provided that Nighthawk shall have the right to participate in the preparation of the Superior Circular, the Nighthawk Information contained in the Superior Circular shall not, at either (i) the time of the first submission thereof by Superior to the TSXV; or (ii) the final effective date thereof, contain any misrepresentations, fail to be true and correct in any material respect or contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided however, that no representation is made by Nighthawk with respect to any other information contained in the Superior Circular;

(ll)
since the date of Nighthawk Financial Statements, neither Nighthawk nor any Nighthawk Subsidiary has purchased, leased or otherwise acquired, or agreed to purchase, lease or otherwise acquire, any additional properties or assets;

(mm)
the data and information in respect of Nighthawk’s and the Nighthawk Subsidiaries’ assets, liabilities, business and operations provided by Nighthawk or its advisors to Superior or its advisors and/or as filed on SEDAR was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, Nighthawk did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(nn)
the minute books, books of account and other records of Nighthawk and the Nighthawk Subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all Applicable Laws and are complete and accurate in all material respects;

(oo)
the directors on the board of directors of Nighthawk eligible to vote in respect of the Amalgamation (one member on the board of directors of Nighthawk having declared a material interest in the Amalgamation, and having abstained from voting in respect of the Amalgamation and this Agreement) have, unanimously approved the Amalgamation and the entering into of this Agreement, and have unanimously determined that the Amalgamation is in the best interest of Nighthawk;

(pp)
no director, officer, insider or other party not at arm’s length to Nighthawk has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Nighthawk or the Nighthawk Subsidiaries;

(qq)
Nighthawk is not a party to and, prior to the Effective Date, Nighthawk will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Nighthawk Shares or other securities of Nighthawk or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or the Amalgamation;

(rr)
there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Nighthawk or any of the Nighthawk Subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of Nighthawk or the Nighthawk Subsidiaries in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Nighthawk or the Nighthawk Subsidiaries from engaging in its business or from competing with any Person or in any geographic area;

(ss)
neither Nighthawk nor any of the Nighthawk Subsidiaries has any rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $25,000 in the aggregate, under any agreements to purchase or sell that have not closed;

(tt)
the policies of insurance in force at the date hereof naming Nighthawk or any of the Nighthawk Subsidiaries as an insured adequately and reasonably cover the risks that are customarily covered in the industry in which Nighthawk and the Nighthawk Subsidiaries operate and having regard to the nature of the risk insured and the relative cost of obtaining insurance to protect Nighthawk’s interests, and each are in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(uu)	Nighthawk and the Nighthawk Subsidiaries have all intellectual property necessary to permit them to conduct their businesses as presently conducted and as proposed to be conducted;

(vv)
Nighthawk and each of the Nighthawk Subsidiaries has not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either would be prohibited under the Corruption and Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Nighthawk and each of the Nighthawk Subsidiaries and their respective operations;

(ww)
no act or proceeding has been taken by or against Nighthawk or any of the Nighthawk Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Nighthawk or any of the Nighthawk Subsidiaries nor, to the knowledge of Nighthawk, is any threatened, or for the appointment of a trustee, receiver, manager or other administrator of Nighthawk or any of the Nighthawk Subsidiaries or any of their respective properties or assets. None of Nighthawk or any of the Nighthawk Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or applicable bankruptcy legislation outside Canada;

(xx)	Nighthawk has set forth in the Nighthawk Disclosure Letter all employees and consultants of Nighthawk or any Nighthawk Subsidiary, and provided Superior with copies of all related agreements;

(yy)
no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Nighthawk or any Nighthawk Subsidiary by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Nighthawk or any Nighthawk Subsidiary declared a related employer or successor employer pursuant to applicable labour legislation.  Neither Nighthawk nor any Nighthawk Subsidiary has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other labour dispute is occurring. To the knowledge of Nighthawk, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to Nighthawk or any Nighthawk Subsidiary. Neither Nighthawk nor any Nighthawk Subsidiary has engaged in any closing or lay-off activities within the past two years that would materially violate or in any way subject Nighthawk or any Nighthawk Subsidiary to the group termination or lay-off requirements of the Applicable Laws;

(zz)
neither Nighthawk nor any Nighthawk Subsidiary has recognized any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by Nighthawk or any Nighthawk Subsidiary for the purpose of consummating the transactions contemplated by this Agreement;

(aaa)	Nighthawk does not currently have any outstanding swaps;

(bbb)	there has not been a reportable event (within the meaning of Section 4.11 of NI 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators) with Nighthawk’s auditors;

(ccc)	Nighthawk has not waived any standstill or similar provisions contained in a confidentiality agreement or otherwise for any Person other than Superior; and

(ddd)
the execution and delivery of, and the compliance with the terms of, this Agreement by Nighthawk will not cause a suspension or revocation of any authorization for any consent, approval or license currently in effect which would have a Nighthawk Material Adverse Effect.

16.
Representation and Warranties of Superior.  Superior represents and warrants to and in favour of Nighthawk and Subco as follows, and acknowledges that Nighthawk and Subco are relying upon such representations and warranties:

(a)
Superior is a corporation existing under the laws of the Province of Ontario and has the corporate power, capacity and authority to carry on its business as currently conducted; own, lease and operate its property and assets; and to enter into and perform its obligations under this Agreement in accordance with the provisions hereof and to complete the Amalgamation;

(b)
this Agreement has been duly authorized, executed and delivered by Superior and constitutes a valid and binding obligation of Superior enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in Applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of Superior, other than the approval of the Amalgamation by the holders of the Superior Shares and approval of the board of directors of the Superior Circular, is necessary to authorize the transactions contemplated under this Agreement;

(c)
there is no requirement to make any filing with, give any notice to, or obtain any authorization of, any Governmental Authority, or to obtain any consent, approval or authorization of any other Person (other than the approval of holders of the Superior Shares as required by the Act), as a condition to the lawful completion of the transactions contemplated by this Agreement, including specifically the Amalgamation, except for the filing of the articles of amalgamation in respect of the Amalgamation, and other filings, notifications and authorizations required under Applicable Laws and the rules of the TSXV;

(d)
Superior has made all material filings required under Applicable Laws with the applicable Governmental Authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Superior were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Superior has not filed any confidential material change reports which continue to be confidential;

(e)	Superior has no direct or indirect Subsidiaries or branches;

(f)	to the best knowledge of Superior after due inquiry and other than any violation or other matter referred to in this Subsection that does not result in a Superior Material Adverse Effect;

(i)	Superior is not in violation of any Environmental Laws;

(ii)	Superior has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)
there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Superior;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Superior;

(v)	Superior has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by an Environmental Law;

(vi)
Superior holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business as currently operated and the ownership and use of its assets as currently used, and all such licenses, permits and approvals are in full force and effect; and

(vii)
Superior has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated except for (A) notifications and conditions of general application relating to assets of the type owned by Superior, and (B) notifications relating to reclamation obligations under Environmental Laws;

(g)
the authorized capital of Superior consists of an unlimited number of Superior Shares, of which 167,066,146 Superior Shares are issued and outstanding as of the date of this Agreement, all of which shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights;

(h)
no Person holds any securities convertible or exchangeable into securities of Superior or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of Superior as of the date hereof, other than: (i) an aggregate of 7,875,000 Superior Options, each entitling the holder thereof to acquire one Superior Share; and (ii) an aggregate of 19,528,250 Superior Warrants, each entitling the holder to acquire one Superior Share;

(i)
since May 31, 2015, except as set forth in the Superior Disclosure Letter: (i) there has been no Superior Material Adverse Effect (or any condition, event or development involving a prospective change that would result in a Superior Material Adverse Effect); (ii) Superior has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Superior has been incurred other than in the ordinary and normal course of business or pursuant to any transaction contemplated hereby;

(j)
other than as set forth in the Superior Disclosure Letter, Superior is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those reflected or reserved against in the Superior Financial Statements and subject to the usual qualifications on title in respect of ground leases to utilities, municipal agreements, railway siding agreements, easements for streets, alleys, highways, telephone lines, gas pipelines, power lines and railways, and no other property rights are necessary for the conduct of the business of Superior as currently conducted. Superior does not know of any claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and Superior does not have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof other than as set forth in the Superior Disclosure Letter;

(k)
(i) all Taxes due and payable or required to be collected or withheld and remitted, by Superior have been paid, collected or withheld and remitted, as applicable; (ii) all Tax Returns required to be filed by Superior have been filed with all appropriate Governmental Authorities and all such Tax Returns are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading; (iii) no examination of any Tax Return of Superior is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by Superior; and (iv) there are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Superior;

(l)
Superior is now, and on the Effective Date will be, a reporting issuer in the provinces of British Columbia, Alberta and Ontario.  The issued and outstanding Superior Shares are listed and posted for trading on the TSXV and Superior is in material compliance with the policies of the TSXV;

(m)
Superior is not in default or breach of this Agreement, and none of the execution and delivery of, and the compliance with the terms of, this Agreement by Superior, or the completion of the Amalgamation in accordance with the terms hereof, will result in a breach, violation, conflict, default, termination or acceleration of, or create a state of facts which, after notice or lapse of time or both, will result in a breach, violation, conflict, default, termination or acceleration of, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Superior under: (i) any of the terms, conditions or provisions of the constating documents or by-laws or resolutions of the directors or shareholders of Superior; (ii) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument, obligation or document to which Superior is a party or will be contractually bound as of the Effective Date or to which its properties or assets may be subject; (iii) any statute, rule, judgment, ruling, decree, order, injunction, determination, award, ordinance, or regulation, applicable to or binding on Superior or its assets (except, in the case of each of clauses (i), (ii) and (iii) above, for such breaches, violations, conflicts, defaults, terminations or accelerations which would not have a Superior Material Adverse Effect);

(n)
neither the execution and delivery of, and the compliance with the terms of, this Agreement by Superior, nor the completion of the Amalgamation in accordance with the terms hereof, will cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Superior Material Adverse Effect;

(o)	Superior has not surrendered, is not in the course of surrendering nor is proposing to surrender any area or part of an area covered by Superior Interests;

(p)
the Superior Financial Statements: (i) are, in all material respects, consistent with the books and records of Superior for the periods covered thereby; (ii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of Superior for the periods covered thereby; and (iii) present fully, fairly and correctly, in accordance with IFRS, in all material respects, the assets and financial condition of Superior as at the dates thereof and the results of operations and the changes in financial position for the periods then ended;

(q)
there are no actions, suits, proceedings or inquiries, including, to the knowledge of Superior, pending or threatened, against or affecting Superior, at law or in equity or before or by any Governmental Authority which in any way could reasonably be expected to result in a Superior Material Adverse Effect;

(r)
no order ceasing or suspending trading in securities of Superior or prohibiting the sale of securities by Superior has been issued that remains outstanding and, to its knowledge, no proceedings for this purpose have been instituted, are pending, contemplated or threatened by any securities commission, stock exchange or self-regulatory organization, and Superior is not in default of any material requirement of any Applicable Canadian Securities Laws;

(s)
Superior has no reason to believe that any reports or filings forming part of the Superior Disclosed Information, including without limitation any filings made pursuant to NI 43-101, unreasonably overstate any data relating to any of Superior’s properties, in each case based on the facts and assumptions therein set forth;

(t)
Superior has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do any of the foregoing;

(u)	Superior has sufficiently accrued in its Superior Financial Statements an adequate reserve related to present or future abandonment costs, in accordance with IFRS;

(v)
the operations of Superior and to the knowledge of Superior, of each other Operator of Superior Interests, are and have been conducted in accordance with Good Mining Practice, and Superior and, to the knowledge of Superior, each other such Operator (i) has obtained and is in compliance with Applicable Laws necessary to conduct its business as it is now being or is proposed to be conducted in respect of the Superior Interests, except where the absence of which or non-compliance would not reasonably be expected to have a Superior Material Adverse Effect; and (ii) is not in breach of any obligations relating to the Superior Interests that would permit other parties to remove it as Operator (as applicable) and to the knowledge of Superior, there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a breach of any such obligations, in each case other than as set forth in the Superior Disclosure Letter;

(w)
neither Superior nor, to the knowledge of Superior, any other Operator of any of the Superior Interests has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to mineral property assets to which it is a party or by or to which it or any such assets are bound or subject, or any notice given pursuant to any Applicable Law relating to health or safety matters prohibiting or suspending the activities of such Operator, except in each case to the extent that such defaults would not in the aggregate have a Superior Material Adverse Effect;

(x)	other than as disclosed in the Superior Disclosure Letter, to its knowledge:

(i)	Superior is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any;

leases and other title and operating documents or any other agreements and instruments pertaining to its mineral property assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Superior Material Adverse Effect;

(y)
Superior has no material assets other than as set forth in the Superior Financial Statements or Superior Disclosure Letter.  Superior has no liabilities of any nature (matured or unmatured, fixed or contingent) other than as set forth in the Superior Financial Statements or the Superior Disclosure Letter or as may be incurred in connection with the transactions contemplated hereby, other than liabilities which would not reasonably be expected to result in a Superior Material Adverse Effect;

(z)
Superior is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, have a Superior Material Adverse Effect.  Superior is not in violation of any Applicable Laws which violation could have a Superior Material Adverse Effect;

(aa)
no Person is or will be entitled to claim against Superior for any broker’s or finder’s fee or other commission or similar fee incurred by Superior in connection with any of, or the consummation of any of, the transactions contemplated hereby or the Amalgamation;

(bb)
other than as disclosed in the Superior Disclosure Letter, Superior is not a party to any material contract or commitment; or a party to or bound by any guarantee, indemnification, surety or similar obligations; or a party to any (i) material joint venture or similar agreement; (ii) any note, bond, mortgage, instalment obligation, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument, obligation or document relating to the borrowing of money by the relevant company; or (iii) contract which will limit in any respect the freedom of any such company to compete in any line of business or with any Person in any way, except in any case which would not reasonably be expected to result in a Superior Material Adverse Effect;

(cc)
except as set forth in the Superior Disclosure Letter, there are no contracts or other transactions currently in place between Superior, on the one hand, and: (i) any officer or director of Superior; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Superior; or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand. Without limiting the generality of the foregoing, Superior has not loaned any money to, or guaranteed the obligations of, any director, officer or employee of Superior or any Superior Shareholder;

(dd)
Superior is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates, except for amounts due as reimbursement for ordinary business expenses;

(ee)
Superior does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any of its employees, officers, directors or shareholders other than Superior’s share option plan and as set forth in the Superior Disclosure Letter, and has made no agreements or promises with respect to any such plans;

(ff)
Superior does not have in place or in effect any employment agreements, consulting agreements or other change of control agreements which provide for a payment accruing as a result of the Amalgamation or other change of control of Superior that would be triggered in connection with the Amalgamation as contemplated hereby (each, a “Superior Change of Control Payment”) other than as set forth in the Superior Disclosure Letter;

(gg)
the Superior Information contained in the Superior Circular shall not, at either: (i) the time of the first submission thereof by Superior to the TSXV; or (ii) the final effective date thereof, contain any misrepresentations, fail to be true and correct in any material respect or contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided however, that no representation is made by Superior with respect to any Nighthawk Information contained in the Superior Circular;

(hh)	since the date of Superior Financial Statements, Superior has not purchased, leased or otherwise acquired, or agreed to purchase, lease or otherwise acquire, any additional properties or assets;

(ii)
the data and information in respect of Superior’s assets, liabilities, business and operations provided by Superior or its advisors to Nighthawk or its advisors and/or as filed on SEDAR was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, Superior did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(jj)
the minute books, books of account and other records of Superior have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all Applicable Laws and are complete and accurate in all material respects;

(kk)
the directors on the board of directors of Superior eligible to vote in respect of the Amalgamation (one member on the board of directors of Superior having declared a material interest in the Amalgamation and having abstained from voting in respect of the Amalgamation and this Agreement) have unanimously approved the Amalgamation and the entering into of this Agreement, have unanimously determined that the Amalgamation is fair, from a financial point of view, to the Superior Shareholders and have resolved to unanimously recommend approval of the Amalgamation by Superior Shareholders (which recommendation shall be contained in the Superior Circular);

(ll)
no director, officer, insider or other party not at arm’s length to Superior has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Superior;

(mm)
Superior is not a party to and, prior to the Effective Date, Superior will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Superior Shares or other securities of Superior or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or the Amalgamation;

(nn)
there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Superior is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of Superior in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Superior from engaging in its business or from competing with any Person or in any geographic area;

(oo)
Superior does not have any rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $25,000 in the aggregate, under any agreements to purchase or sell that have not closed;

(pp)
the policies of insurance in force at the date hereof naming Superior as an insured adequately and reasonably cover the risks that are customarily covered in the industry in which Superior operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance to protect Superior’s interests, and each are in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(qq)	Superior has all intellectual property necessary to permit it to conduct its business as presently conducted and as proposed to be conducted;

(rr)
Superior has not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either would be prohibited under the Corruption and Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Superior and its operations;

(ss)
no act or proceeding has been taken by or against Superior in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Superior nor, to the knowledge of Superior, is any threatened, or for the appointment of a trustee, receiver, manager or other administrator of Superior or any of its properties or assets. Superior has not sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or applicable bankruptcy legislation outside Canada;

(tt)
no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Superior by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Superior declared a related employer or successor employer pursuant to applicable labour legislation.  Superior has not engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other labour dispute is occurring. To the knowledge of Superior, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to Superior. Superior has not engaged in any closing or lay-off activities within the past two years that would materially violate or in any way subject Superior to the group termination or lay-off requirements of the Applicable Laws;

(uu)
Superior has not recognized any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by Superior for the purpose of consummating the transactions contemplated by this Agreement;

(vv)	Superior does not currently have any outstanding swaps;

(ww)	there has not been a reportable event (within the meaning of Section 4.11 of NI 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators) with Superior’s auditors;

(xx)	Superior has not waived any standstill or similar provisions contained in a confidentiality agreement or otherwise for any Person other than Nighthawk; and

(yy)
Superior has no outstanding obligations to incur “Canadian exploration expenses” or “Canadian development expenses” in respect of the issuance of “flow-through shares”, all within the meaning of the Income Tax Act (Canada), nor to the best of the knowledge of Superior and after due inquiry, does Superior expect any Governmental Authority to challenge any of the expenses previously incurred and renounced by Superior.

17.
Representations and Warranties of Subco.  Subco represents and warrants to and in favour of Superior and Nighthawk as follows, and acknowledges that Superior and Nighthawk are relying upon such representations and warranties:

(a)	Subco is a corporation existing under the laws of the Province of Ontario;

(b)
Subco has the power and capacity and is duly authorized to execute and deliver, and perform its obligations under, this Agreement and this Agreement is a valid and binding agreement, enforceable against Subco in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in Applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other proceeding on the part of Subco, other than the approval of the Amalgamation by Nighthawk, as sole shareholder of Subco, is necessary to authorize the transactions contemplated under this Agreement;

(c)
Subco has been incorporated solely for the purpose of the Amalgamation and has never carried on any active business (other than such business required in connection with the Amalgamation), and has no material assets and no liabilities;

(d)
there is no requirement to make any filing with, give any notice to, or obtain any authorization of, any Governmental Authority, or to obtain any consent, approval or authorization of any other Person (other than the approval of the sole shareholder of Subco as required by the Act), as a condition to the lawful completion of the transactions contemplated by this Agreement, including specifically the Amalgamation, except for the filing of articles of amalgamation in respect of the Amalgamation and other filings, notifications and authorizations required under applicable securities laws and the rules of the TSXV;

(e)
there are no actions, suits, proceedings or inquiries, including, to the knowledge of Subco, pending or threatened, against or affecting Subco at law or in equity or before any Governmental Authority; and

(f)
the authorized capital of Subco consists of an unlimited number of Subco Shares. An aggregate of ten (10) Subco Shares are issued and outstanding, all of which are owned by Nighthawk. All outstanding Subco Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights. No Person holds any securities convertible or exchangeable into securities of Subco, or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of Subco.

18.
Mutual Conditions Precedent.  The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions, subject to the last paragraph of this Section 18:

(a)
the Amalgamation shall be approved by Nighthawk as the sole shareholder of Subco by way of written resolution executed by such sole shareholder, all in accordance with the applicable provisions of the Act;

(b)
the Amalgamation shall be approved by the Superior Shareholders by requisite approval of such shareholders at the Superior Meeting, all in accordance with the applicable provisions of the Act and the TSXV;

(c)	Superior shall have provided notice of the Amalgamation to the holders of the Superior Warrants in accordance with the terms thereof;

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(e)
all necessary third party and regulatory and governmental approvals, waivers and consents in respect of the transactions contemplated herein (each, a “Third Party Approval”) shall have been obtained on terms and conditions satisfactory to Nighthawk and Superior, each acting reasonably, including, without limitation, the conditional approval of the TSXV to the listing thereon of Nighthawk Shares to be issued in connection with the Amalgamation, and of the Nighthawk Shares issuable upon exercise of the Superior Warrants and the Nighthawk Options issuable in exchange for the Superior Options;

(f)	all applicable securityholders shall have entered into the requisite escrow agreements that may be required by the TSXV as a condition of the final TSXV approval of the Amalgamation;

(g)	no action or proceeding shall be pending or threatened by any Person and there shall be no action taken under any existing Applicable Laws that:

(i)	make illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation or any other transactions contemplated herein; or

(ii)	result in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(h)
all necessary actions shall have been taken with respect to the Amalgamation so that the securities to be issued pursuant to the Amalgamation shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the Rule 802 Exemption and similar exemptions under all applicable state securities laws;

(i)	this Agreement shall not have been terminated pursuant to Section 23 hereof;

(j)	the articles of amalgamation in respect of the Amalgamation shall be in form and substance satisfactory to each of Nighthawk and Superior, acting reasonably;

(k)	the Effective Time shall have occurred on or prior to the Termination Deadline; and

(l)
holders of not greater than five percent (5%) of the outstanding Superior Shares shall have exercised Dissent Rights in respect of the Amalgamation that have not been withdrawn as at the Effective Date.

The conditions described above are for the mutual benefit of Nighthawk, Superior and Subco and may be asserted by Nighthawk, Superior and Subco, as applicable, regardless of the circumstances, and such conditions (other than the conditions set forth in Sections 18(a) and 18(b) above) may be waived by Nighthawk, Superior and Subco, as applicable, in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Nighthawk, Superior and Subco may have.

19.
Conditions to Obligations of Nighthawk and Subco.  The obligations of Nighthawk and Subco to consummate the transactions contemplated hereby and in particular the issue of the Nighthawk Shares in connection with the Amalgamation, are subject to the satisfaction, on or before the Effective Date (or such other time specified in respect thereof), of the following conditions:

(a)
Superior shall have complied in all respects with its covenants herein (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), except where the failure to comply in all respects with such covenants, individually or in the aggregate, would not reasonably be expected to have a Superior Material Adverse Effect or would not reasonably be expected to significantly impede the ability of the parties to complete the Amalgamation; provided that Superior shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Nighthawk (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Termination Deadline); and there shall not have occurred any Superior Material Adverse Effect from and after the date hereof to the Effective Date;

(b)	Nighthawk and Subco shall have received a certificate from a senior officer of Superior confirming that the applicable conditions set forth in Sections 18 and 19 hereof have been satisfied;

(c)
the representation and warranties of Superior set forth in this Agreement shall be true and correct (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as of the date of this Agreement and shall be true and correct as of the Effective Date as if made by Superior immediately preceding the Amalgamation on the Effective Date (except to the extent such representations and warranties speak as of an earlier date or, with respect to all representations and warranties, except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Superior Material Adverse Effect or would not, or would not reasonably be expected to, materially impede the ability of the parties to complete the Amalgamation, provided that Superior shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Nighthawk (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Termination Deadline);

(d)
the board of directors of Superior shall have adopted all necessary resolutions to permit the consummation of the Amalgamation, this Agreement and all related matters contemplated in connection therewith as set forth herein;

(e)
the board of directors of Superior shall have made and not withdrawn, modified or amended, in any material respect, an affirmative recommendation that the Superior Shareholders approve the Amalgamation;

(f)
Superior shall have delivered Superior Lock-up Agreements duly executed by each of its directors and senior officers, and all Superior Shareholders exercising control or direction over 10% or more of all issued and outstanding Superior Shares, and each of their respective associates, on or before the date hereof, as contemplated by Section 34, and the covenants, acts and undertakings of each of such directors, senior officers and significant shareholders and their respective associates to be performed on or before the Effective Date pursuant to the respective Superior Lock-up Agreements shall have been duly performed by each of them;

(g)	Superior shall have furnished Nighthawk with certified copies of:

(i)	the resolutions, duly passed by the board of directors of Superior approving the Amalgamation, this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	the resolution approving the Amalgamation duly passed at the Superior Meeting in accordance with the terms hereof;

(h)
immediately prior to the Effective Time, Nighthawk shall be satisfied that (i) Superior has Net Cash on Hand of not less than $3,700,000; and (ii) there shall not be more than 167,066,146 Superior Shares outstanding (prior to the exercise of any Superior Warrants and Superior Options) and Nighthawk shall be satisfied that upon completion of the Amalgamation, no Person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Superior Shares (other than with respect to the Superior Warrants and Superior Options);

(i)	the Superior Change of Control Payments shall be $nil;

(j)	Superior shall have delivered Superior Option Exchange Agreements duly executed by each holder of Superior Options; and

(k)	Superior shall have delivered resignations and releases from each of the directors and officers of Superior effective as of the Effective Date.

The conditions described above are for the exclusive benefit of Nighthawk and Subco and may be asserted by Nighthawk and Subco regardless of the circumstances, and such conditions (other than the condition set forth in Section 19(d) above) may be waived by Nighthawk and Subco in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Nighthawk and Subco may have.

20.
Conditions to Obligations of Superior.  The obligations of Superior to consummate the transactions contemplated hereby and in particular the Amalgamation are subject to the satisfaction, on or before the Effective Date (or such other time specified in respect thereof), of the following conditions:

(a)
Nighthawk and Subco shall have complied in all respects with their respective covenants herein (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), except where the failure to comply in all respects with such covenants, individually or in the aggregate, would not reasonably be expected to have a Nighthawk Material Adverse Effect or would not reasonably be expected to significantly impede the ability of the parties to complete the Amalgamation; provided that Nighthawk and Subco shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Superior (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Termination Deadline); and there shall not have occurred any Nighthawk Material Adverse Effect from and after the date hereof to the Effective Date;

(b)	Superior shall have received a certificate from a senior officer of each of Nighthawk and Subco confirming that the applicable conditions set forth in Sections 18 and 20 hereof have been satisfied;

(c)
the representations and warranties of Nighthawk and Subco set forth in this Agreement shall be true and correct (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as of the date of this Agreement and shall be true and correct as of the Effective Date as if made by Nighthawk and Subco, respectively, immediately preceding the Amalgamation on the Effective Date (except to the extent such representations and warranties speak as of an earlier date or, with respect to all representations and warranties, except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Nighthawk Material Adverse Effect or would not, or would not reasonably be expected to, materially impede the ability of the parties to complete the Amalgamation, provided that Nighthawk shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Superior (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Termination Deadline);

(d)
the board of directors of each of Nighthawk and Subco shall have adopted all necessary resolutions to permit the consummation of the Amalgamation, this Agreement and all related matters contemplated in connection therewith as set forth herein;

(e)	Nighthawk shall have furnished Superior with certified copies of:

(i)
the resolutions, duly passed by the board of directors of Nighthawk: (A) approving the Amalgamation, this Agreement and the consummation of the transactions contemplated hereby; and (B) conditionally allotting for issuance the aggregate number of Nighthawk Shares that may be required to be issued in accordance with the terms of this Agreement upon the Amalgamation taking effect; and

(ii)	the written resolution of the sole shareholder of Subco approving the Amalgamation in accordance with the terms hereof;

(f)
immediately prior to the Effective Time, Superior shall be satisfied that there shall not be more than 58,453,693 Nighthawk Shares outstanding (prior to the exercise of any Nighthawk Warrants or Nighthawk Options) and Superior shall be satisfied that upon completion of the Amalgamation, no Person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Nighthawk Shares (other than with respect to the Nighthawk Options and Nighthawk Warrants); and

(g)
each of the Consulting Agreements shall have been amended to: (i) provide for the waiver by each of Messrs. Leskovec and Byron, respectively, of any change of control payments due pursuant to Section 4.3(a) thereof in connection with the Amalgamation; and (ii) extend the period set forth in Section 4.3 thereof from 180 days to 360 days with respect to the change of control payments would be due to each of Messrs. Leskovec and Byron, respectively, pursuant to Section 4.3(b) thereof in connection with the Amalgamation only.

The conditions described above are for the exclusive benefit of Superior and may be asserted by Superior regardless of the circumstances, and such conditions (other than the condition set forth in Section 20(d) above) may be waived by Superior in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Superior may have.

21.
Notice and Effect of Failure to Comply with Conditions. Each of Superior and Nighthawk (on its behalf and on behalf of Subco) shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any material change in its business, operations or assets, or cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.  Each of Superior and Nighthawk shall in good faith discuss with the other any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other party pursuant to this provision. The conditions set out in Sections 18, 19 and 20 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, the articles of amalgamation are filed under the Act to give effect to the Amalgamation.

22.
Amendment.  This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by Superior Shareholders in exchange for their Superior Shares without approval by the Superior Shareholders given in the same manner as required for the approval of the Amalgamation.

23.	Termination. This Agreement may be terminated:

(a)	at any time prior to the issuance of the Certificate, by mutual written agreement of the parties hereto, without further action on the part of the shareholders of Superior, Nighthawk or Subco;

(b)
at any time after the Termination Deadline, by either Superior or Nighthawk (on its behalf and on behalf of Subco), if the Certificate has not been issued by the Director on or before such date, without further action on the part of the shareholders of Superior, Nighthawk or Subco and provided that the event giving rise to the termination right is not the result, directly or indirectly, of such terminating party’s breach of this Agreement;

(c)
by Nighthawk upon written notice by Nighthawk (on its behalf and on behalf of Subco) to Superior, at any time prior to the Effective Date: (i) if any of the conditions required to be satisfied hereunder pursuant to Section 18 or 19 hereof (other than any of the conditions set forth under Sections 18(b), 19(e), or 19(g)(ii) if the failure to satisfy such condition under Section 19(g)(ii) is the result of Superior Shareholders not having approved the Amalgamation at the Superior Meeting), have not been satisfied (or waived by Nighthawk, on its own behalf and on behalf of Subco, to the extent permitted hereunder) prior to the Effective Date; or (ii) if Superior is in breach of any of its representations or warranties made in this Agreement or covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Superior Material Adverse Effect (subject to the application of the cure periods provided herein); and in each case, provided that the event giving rise to the termination right is not the result, directly or indirectly, of such terminating party’s breach of this Agreement;

(d)
by Superior upon written notice by Superior to Nighthawk (on its own behalf and on behalf of Subco), at any time prior to the Effective Date: (i) if any of the conditions required to be satisfied hereunder pursuant to Section 18 or 20 hereof (other than the conditions set forth under Sections 18(b) or (c)) have not been satisfied (or waived by Superior, to the extent permitted hereunder) prior to the Effective Date; or (ii) if Nighthawk or Subco is in breach of any of its representations or warranties made in this Agreement or covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Nighthawk Material Adverse Effect (subject to the application of the cure periods provided herein); and in each case, provided that the event giving rise to the termination right is not the result, directly or indirectly, of such terminating party’s breach of this Agreement;

(e)
by either Superior or Nighthawk, upon written notice by such party to the other party (in the case of a notice given to or by Nighthawk, on its own behalf and on behalf of Subco), at any time prior to the Effective Date, if the Superior Shareholders fail to approve the Amalgamation at the Superior Meeting, provided that the event giving rise to the termination right is not the result, directly or indirectly, of such terminating party’s breach of this Agreement;

(f)
by either Superior or Nighthawk upon written notice by such party to the other party (in the case of a notice given to or by Nighthawk, on its own behalf and on behalf of Subco), at any time prior to the Effective Date, in accordance with the circumstances set forth in Section 29 below; provided that if the terminating party is the Accepting Party (as defined in Section 29), such Accepting Party has complied with the provisions of Sections 28, 29 and 30 hereof; or

(g)
provided Nighthawk and Subco are not in material breach of this Agreement, upon written notice by Nighthawk (on its behalf and on behalf of Subco) to Superior, at any time prior to the Effective Date if any of the conditions required to be satisfied hereunder pursuant to Section 19(e), have not been satisfied (or waived by Nighthawk, on its own behalf and on behalf of Subco).

Following the termination of this Agreement in accordance with any of the above provisions, this agreement will terminate but the provisions in Sections 25 (Costs and Expenses), 27 (Confidentiality) and 30 (Termination Fee) shall remain binding and enforceable and in full force and effect, and provided that neither the termination of this Agreement nor anything contained in this Section 23 shall relieve either party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination, other than as specifically set forth herein. If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Superior or Nighthawk, as the case may be, or their respective Representatives.

24.	Survival. The representations and warranties of Superior, Subco and Nighthawk contained in this Agreement or any document or certificate given pursuant hereto shall terminate as of the Effective Date.

25.
Costs and Expenses.  The parties acknowledge and agree that, whether or not the transactions contemplated hereby are completed, all costs and expenses relating to the transactions contemplated by this Agreement will be paid by the party incurring same.

26.	Binding Effect. This Agreement shall be binding upon and enure to the benefit of the parties hereto.

27.	Confidentiality.

(a)
“Confidential Information” means any information relating to the disclosing party’s businesses, operations, assets, liabilities, plans, prospects or affairs, or to the transactions contemplated hereby, which has been or is disclosed to or acquired by the receiving parties regardless of whether such information is in oral, visual, electronic, written or other form and whether or not it is identified as “confidential”.

Confidential Information does not include any information that:

(i)	is or becomes generally available to the public other than as a result of disclosure directly or indirectly by the receiving parties or their Representatives;

(ii)
is or becomes available to the receiving parties on a non-confidential basis from a source other than the disclosing party unless the receiving parties know after reasonable inquiry that such source is prohibited from disclosing the information to the receiving parties by a contractual, fiduciary or other legal obligation to the disclosing party; or

(iii)	the receiving parties can show was independently acquired or developed by the receiving parties prior to the disclosure by the other party and without the use of any Confidential Information.

(b)
The receiving parties shall keep confidential the Confidential Information, shall not disclose the Confidential Information in any manner whatsoever, in whole or in part, except as permitted by this Section 27, and shall use the Confidential Information solely to evaluate the transactions contemplated hereby and not directly or indirectly for any other purpose.

(c)
The receiving parties shall not disclose to any Person the fact that the Confidential Information has been made available, this Agreement has been entered into, discussions or negotiations are taking place or have taken place concerning a possible transaction, or any of the terms, conditions or other facts with respect to the foregoing, including the status thereof, except as permitted by this Agreement.  Notwithstanding the foregoing, the parties acknowledge and agree that Nighthawk and Superior shall each be required to disclose the terms hereof in accordance with the applicable timely disclosure obligations and the regulations of the TSXV.

(d)
The receiving parties may disclose Confidential Information to its Representatives but only to the extent that such Representatives need to know the Confidential Information for the purposes of evaluating the transactions contemplated hereby, have been informed of the confidential nature of the Confidential Information, are directed to hold the Confidential Information in the strictest confidence, and agree to act in accordance with the terms and conditions of this Agreement.  Each party shall cause its Representatives to observe the terms of this Agreement and is responsible for any breach by its Representatives of any of the provisions of this Agreement.

(e)
The disclosure restrictions contained in this Agreement do not apply to disclosure that is required by Applicable Laws, unless the receiving parties are permitted or required by Applicable Law to refrain from making such disclosure for confidentiality or other reasons, or that the disclosing party gives the receiving parties prior written consent to disclose. Prior to making any disclosure pursuant to Applicable Laws, the receiving parties shall, to the extent not prohibited by Applicable Laws:

(i)	give the disclosing party prompt notice of the requirement and the proposed content of any disclosure;

(ii)
at the disclosing party’s request and expense, co-operate with the disclosing party in limiting the extent of the disclosure and in obtaining an appropriate protective order or pursuing such legal action, remedy or assurance as the disclosing party deems necessary to preserve the confidentiality of the Confidential Information, at the disclosing party’s cost; and

(iii)
if a protective order or other remedy is not obtained or the disclosing party fails to waive compliance with the provisions of this Agreement, disclose only that portion of the Confidential Information that it is required to disclose and exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment is given to the Confidential Information disclosed.

(f)
The receiving parties shall make the same efforts to safeguard the Confidential Information as they make to safeguard their own confidential and proprietary business information, or all commercially reasonable efforts to safeguard the Confidential Information if such efforts would impose on it a higher standard of care.

(g)	If this Agreement is terminated pursuant to Section 23, each party shall, subject to Section 27(h), within seven (7) Business Days of such termination:

(i)	return all Confidential Information to the other party without retaining any copies; or

(ii)           destroy or permanently erase all copies of the Confidential Information; and

(iii)	certify to the other party in writing that this Section 27(g) has been complied with.

Return or destruction of Confidential Information shall not minimize the receiving party’s obligation to protect and maintain the Confidential Information in the strictest confidence as provided for herein.

(h)
Despite Section 27(g), Nighthawk and Superior may each retain data or electronic records containing the Confidential Information solely for the purposes of backup, recovery, contingency planning or business continuity planning so long as such data or records are not accessible in the ordinary course of business and are not accessed except as required for backup, recovery, contingency planning or business continuity purposes.  Each party shall keep such retained Confidential Information confidential, subject to the terms of this Agreement. Nighthawk and Superior shall permanently delete any data or records that are restored or otherwise become accessible in the ordinary course of business.

28.	Non-Solicitation Covenants.

(a)	Subject to Sections 28(c) and 29, Nighthawk agrees that during the period from the date hereof until the Effective Date, it:

(i)
shall immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by it, or its Representatives with respect to all Take-over Proposals; shall not amend, modify, waive, release or otherwise forebear in the enforcement of, and shall use all commercially reasonable efforts to enforce, any confidentiality, non-solicitation or standstill or similar agreements or provisions to which it and any third parties are parties; and shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise);

(ii)
shall not directly or indirectly, through any Representative, solicit, initiate or knowingly encourage (including by way of furnishing information), or cause or facilitate anyone else to solicit, initiate or knowingly encourage, any Take-over Proposal, or any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal, from any Person, or engage in any discussion, negotiations or inquiries relating thereto, provided however that Nighthawk may request information from any Person who has made a Take-over Proposal for the sole purpose of clarifying the terms of such Take-over Proposal;

(iii)
shall not provide information concerning its securities, assets or business to any Person for or in furtherance of anything mentioned in Sections 28(a)(i) or (ii) other than as required by Applicable Law;

(iv)
shall (i) immediately notify Superior if Nighthawk or any of its Representatives receives any indications of interest, requests for information or offers in respect of any Take-over Proposal; and (ii) provide full details to Superior of the terms of any such indication, request or offers, subject to any contractual obligations of confidentiality; and

(v)	shall not accept, recommend, approve or enter into or propose to publicly to accept, recommend, approve or enter into an agreement to implement a Take-over Proposal.

(b)	Subject to Sections 28(c) and 29, Superior agrees that during the period from the date hereof until the Effective Date, it:

(i)
shall immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by it, or its Representatives with respect to all Take-over Proposals; shall not amend, modify, waive, release or otherwise forebear in the enforcement of, and shall use all commercially reasonable efforts to enforce, any confidentiality, non-solicitation or standstill or similar agreements or provisions to which it and any third parties are parties; and shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise);

(ii)
shall not directly or indirectly, through any Representative, solicit, initiate or knowingly encourage (including by way of furnishing information), or cause or facilitate anyone else to solicit, initiate or knowingly encourage, any Take-over Proposal, or any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal, from any Person, or engage in any discussion, negotiations or inquiries relating thereto, provided however that Superior may request information from any Person who has made a Take-over Proposal for the sole purpose of clarifying the terms of such Take-over Proposal;

(iii)
shall not provide information concerning its securities, assets, business or Subsidiaries to any Person for or in furtherance of anything mentioned in Sections 28(b)(i) or (ii) other than as required by Applicable Law;

(iv)
shall (i) immediately notify Nighthawk if Superior or any of its Superior Representatives receives any indications of interest, requests for information or offers in respect of any Take-over Proposal; and (ii) provide full details to Nighthawk of the terms of any such indication, request or offers, subject to any contractual obligations of confidentiality;

(v)	shall not accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into an agreement to implement a Take-over Proposal; and

(vi)
shall not withdraw, amend, change or qualify, or propose publicly to withdraw, amend, change or qualify, in any manner adverse to the other party, any of its recommendations with respect to the Amalgamation.

(c)
Notwithstanding any other provision hereof, the foregoing provisions of this Section 28 shall not prevent the directors of Nighthawk or Superior, prior to the Superior Meeting, acting in good faith from (i) entering into or participating in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date hereof, of such third party by Nighthawk or Superior, as applicable, or any of its Representatives) seeks to initiate such discussions or negotiations with such party with respect to a Take-over Proposal, provided that such discussions or negotiations did not result from or are not connected to a breach of this Section 28(a) or (b) hereof, as applicable), and (ii) providing copies of, access to or disclosure of non-public information, properties, facilities, books or records of such party and its Subsidiaries, if and only if:

(i)
the board of directors of such party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Take-over Proposal is or could reasonably be expected to lead to a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties;

(ii)	such party first provides notice to the other party hereto of the details of such action and the disclosure of such information; and

(iii)
such party first executes a confidentiality agreement with the party proposing such Take-over Proposal in form and substance no less restrictive than the confidentiality restrictions applicable to Superior and Nighthawk, as applicable, in connection with the matters contemplated hereby (provided that such confidentiality agreement shall provide for disclosure thereof along with all information provided thereunder to the other party hereto).

(d)
Each of Nighthawk and Superior also acknowledges and agrees that each successive material modification of any Take-over Proposal shall constitute a new Take-over Proposal for purposes of the notification requirements under this Section 28.

29.
Notice of Superior Proposal Determination.  Notwithstanding any other provision of this Agreement, either Nighthawk or Superior (in this Section 29, the “Accepting Party”) may, prior to the Superior Meeting, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal or, in the case of Superior, withdraw, amend, change or qualify, or propose publicly to withdraw, amend, change or qualify, in any manner adverse to Nighthawk, any of its recommendations with respect to the Amalgamation, if and only if:

(a)
the Accepting Party has provided notice to the other (in this Section 29, the “Other Party”) of the Superior Proposal and the determination of the board of directors of the Accepting Party that such constitutes a Superior Proposal for the purposes of this Section 29;

(b)	taking into account any revised proposal made by the Other Party since receipt of the notice required by Section 29(a), such Superior Proposal remains a Superior Proposal;

(c)	five (5) Business Days shall have elapsed from the date the Other Party received the written notice required by Section 29(a); and

(d)	the Accepting Party otherwise complies with the provisions of this Section 29.

If the Accepting Party is in in receipt of a Superior Proposal it shall give the Other Party, orally and in writing, five (5) Business Days’ advance notice of any decision by the board of directors of the Accepting Party to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the Accepting Party has determined that such Take-over Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such five (5) Business Day period, the Accepting Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Amalgamation. In addition, during such five (5) Business Day period, the Accepting Party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Other Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Amalgamation as would cause the Superior Proposal to no longer constitute a Superior Proposal.  In the event the Other Party proposes to amend this Agreement and the Amalgamation to provide that the Superior Proposal will no longer constitute a Superior Proposal and so advises the board of directors of the Accepting Party prior to the expiry of such five (5) Business Day period, each of the Accepting Party and Other Party shall enter into an amended version of this Agreement reflecting such proposed amendments, and take such other actions and execute such other documents as are necessary to give effect to such amendments, as soon as is reasonably practical thereafter and, for greater certainty, the board of directors of the Accepting Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Amalgamation. If the board of directors of the Accepting Party continues to believe, in good faith, that such Superior Proposal remains a Superior Proposal and therefore rejects the Other Party’s amended proposal, or five (5) Business Days shall have elapsed from the date the Other Party received the written notice required by Section 29(a), then either party may terminate this Agreement pursuant to Section 23(f), in each case subject to Section 30 below.

Each Accepting Party shall also provide such further and other details of the Take-over Proposal or any amendment thereto as the Other Party may reasonably request. Each Accepting Party shall keep the Other Party promptly and fully informed of the status, including any change to material terms, of any Take-over Proposal or any amendment thereto, shall respond promptly to all inquiries by the Other Party, with respect thereto, and shall provide the Other Party copies of all material correspondence and other written material sent to or provided to it by any Person in connection with such inquiry, proposal, offer or request or sent or provided by it to any Person in connection with such inquiry, proposal, offer or request.

Superior shall reaffirm its recommendation of the Amalgamation by press release promptly and in any event within three (3) Business Days of any written request to do so by Nighthawk (or, in the event that the Superior Meeting to approve the Amalgamation is scheduled to occur within such three (3) Business Day period, prior to the scheduled date of such meeting) in the event that: (a) any Take-over Proposal which is publicly announced is determined by the party to which such Take-over Proposal has been made not to be a Superior Proposal; or (b) the parties have entered into an amended agreement pursuant to this Section 29 which results in any Take-over Proposal not being a Superior Proposal.

30.	Termination Fee.

(a)           In the event that:

(i)	this Agreement is terminated by either party pursuant to Section 23(f) in circumstances where Superior is the Accepting Party;

(ii)
a Take-over Proposal shall have been made to Superior and made known to Superior Shareholders generally or shall have been made directly to Superior Shareholders generally or any Person shall have publicly announced an intention to make a Take-over Proposal in respect of Superior (a “Pending Superior Take-over Proposal”) and the Pending Superior Take-over Proposal or announced intention shall not have been publicly withdrawn prior to the Superior Meeting and, thereafter, the Superior Shareholders do not approve the Amalgamation at the Superior Meeting, and this Agreement is terminated after the making of the Pending Superior Take-over Proposal by any party pursuant to Sections 23(b) or (e) hereof and Superior completes or enters into a definitive agreement with respect to the Pending Superior Take-over Proposal within six months following the termination of this Agreement and the Pending Superior Take-over Proposal is thereafter completed; or

(iii)
if the conditions required to be satisfied hereunder pursuant to Section 19(e) have not been satisfied, Superior Shareholders do not approve the Amalgamation at the Superior Meeting, and this Agreement is terminated pursuant to Sections 23(b), 23(e) or 23(g) hereof, then Superior shall pay to Nighthawk (or such other party as Nighthawk may direct in writing) in the circumstances set forth in subsections 30(a)(i) and (iii) above, at the time of the termination of this Agreement and, in the circumstances set forth in subsection 30(a)(ii) above, at the completion of the Pending Superior Take-over Proposal, as consideration for Nighthawk’s disposition of rights under this Agreement, an amount of $125,000 (the “Superior Termination Payment”), in immediately available funds. Superior shall not be obligated to make more than one payment pursuant to this Section 30(a).

(b)
In the event that this Agreement is terminated by either party pursuant to Section 23(f) in circumstances where Nighthawk is the Accepting Party, then Nighthawk shall pay to Superior (or such other party as Superior may direct in writing) at the time of the termination of this Agreement, as consideration for Superior’s disposition of rights under this Agreement, an amount of $125,000 (the “Nighthawk Termination Payment”), in immediately available funds. Nighthawk shall not be obligated to make more than one payment pursuant to this Section 30(b).

(c)
Each of the parties hereby acknowledges that the Superior Termination Payment and the Nighthawk Termination Payment, if either is paid, is a payment of liquidated damages which are a genuine pre-estimate of the damages which Nighthawk or Superior, as applicable, will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Amalgamation and is not a penalty. Each of Nighthawk and Superior hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Nighthawk of the Superior Termination Payment or the receipt by Superior of the Nighthawk Termination Payment, each of Nighthawk and Superior, respectively and, as applicable, shall have no further claim against the other in respect of the failure to complete the Amalgamation, provided that nothing herein shall preclude Nighthawk or Superior from seeking injunctive relief to restrain any breach or threatened breach by the other, of any of such other party’s obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

31.
Entire Agreement.  This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supercedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

32.	Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of each of the other parties.

33.
Press Releases etc.  Notwithstanding any other provision hereof, all press releases and other proposed public disclosure statements and/or documents issued by any of Subco, Nighthawk and/or Superior in connection with the Amalgamation or other matters contemplated hereby must be provided to each of Nighthawk and Superior prior to their release and due consideration shall be given to any comments provided by either such party to the other, provided however that this Section 33 shall not be interpreted so as to prohibit any party from complying with its timely disclosure obligations under Applicable Laws.

34.
Lock Up Agreements.  Superior shall each use its commercially reasonable efforts to cause each of its directors and senior officers, and Superior Shareholders exercising control or direction over 10% or more of the issued and outstanding Superior Shares, and each of their respective associates to execute and deliver Superior Lock-up Agreements on or before the date hereof.

35.
Indemnification.  Nighthawk and Superior (as the context requires, the “Indemnifying Party”) shall indemnify and hold the other and their respective Representatives and Subsidiaries, and such Subsidiaries’ respective Representatives (collectively, an “Indemnified Party”) harmless in respect of any claim, demand, action, cause of action, damage, loss (excluding loss of profits), cost, liability or expense (hereinafter referred to as a “Claim”) which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

(i)
any misrepresentation or alleged misrepresentation contained solely in (I) the Superior Information contained in the Superior Circular in the event that Superior is the Indemnifying Party; or (II) the Nighthawk Information contained in the Superior Circular in the event that Nighthawk is the Indemnifying Party;

(ii)
any order made or any inquiry, investigation or proceeding by any Governmental Authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in (I) the Superior Information in the event that Superior is the Indemnifying Party; or (II) the Nighthawk Information in the event that Nighthawk is the Indemnifying Party, in either case which prevents or restricts the trading in the Superior Shares or Nighthawk Shares; or

(iii)	the Indemnifying Party not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

all as follows:

(a)
if an Indemnified Party becomes aware of a Claim in respect of which indemnification is provided for pursuant to this Section 35, the Indemnified Party shall promptly give written notice of the Claim to the Indemnifying Party. Such notice shall specify with reasonable particularity (to the extent that the information is available): (i) the factual basis for the Claim; and (ii) the amount of the Claim, if known.  If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to effectively contest the determination of any liability susceptible of being contested, then the liability of the Indemnifying Party to such Indemnified Party under this Section 35 shall be reduced by the amount of any losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis;

(b)
the Indemnifying Party shall have 60 days from receipt of notice of the Claim within which to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction;

(c)
the amount of any Claim submitted under Subsection 35(a) as damages or by way of indemnification shall bear interest from and including the date any Indemnified Party is required to make payment in respect thereof at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Claim by the Indemnifying Party is made, and the amount of such interest shall be deemed to be part of such Claim;

(d)
the amount of any Claim submitted under Subsection 35(a) as damages or by way of indemnification shall be determined on an after-tax basis, and shall include the amount necessary to hold the Indemnified Party harmless after tax; and

(e)
the amount of any Claim submitted under Subsection 35(a) as damages or by way of indemnification as determined shall be increased by an amount equal to the rate of Goods and Services Tax and Harmonized Sales Tax applied to such amount.

Notwithstanding the foregoing, (i) Superior shall have no liability pursuant to this Section 35 for any Claim arising out of or which is based upon any misrepresentation or alleged misrepresentation based on the Nighthawk Information, the negligence of Nighthawk or the non-compliance by Nighthawk with any requirement of Applicable Laws in connection with the transactions contemplated hereby; and (ii) Nighthawk shall have no liability pursuant to this Section 35 for any Claim arising out of or which is based upon any misrepresentation or alleged misrepresentation based on the Superior Information, the negligence of Superior or the non-compliance by Superior with any requirement of Applicable Laws in connection with the transactions contemplated hereby.

36.
Further Assurances.  Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

37.
Notice.  Any notice which a party may desire to give or serve upon another party shall be in writing and may be delivered, mailed by prepaid registered mail, return receipt requested or sent by facsimile or email transmission to the following addresses:

(a)	NIGHTHAWK GOLD CORP. OR 2504106 ONTARIO INC.

141 Adelaide Street West
Suite 301
Toronto, Ontario
M5H 3L5

Attention: Chief Executive Officer

Facsimile No.: (416) 628-5911
Email: mbyron@nighthawkgold.com

With a copy to:

Cassels Brock & Blackwell LLP
2100, 40 King Street West
Toronto, Ontario M5H 3G2
Attention: Jennifer Campbell
Facsimile No.: (416) 642-7136
Email: jcampbell@casselsbrock.com

(b)	SUPERIOR COPPER CORPORATION

141 Adelaide Street West
Suite 301
Toronto, Ontario
M5H 3L5

Attention: Chief Executive Officer

Facsimile No.: (416) 628-5901
Email: jtait@superiorcopper.ca

With a copy to:

Peterson & Company LLP
Suite 806
390 Bay Street
Toronto, ON  M5H 2Y2
Attention: Dennis H. Peterson
Facsimile No.: (416) 352-5693
Email: dhp@petelaw.com

or to such other address as the party to or upon whom notice is to be given or served has communicated to the other parties by notice given or served in the manner provided for in this Section. In the case of delivery or facsimile or email transmission, notice shall be deemed to be given on the date of delivery and in the case of mailing, notice shall be deemed to be given on the third Business Day after such mailing.

38.	Currency. All dollar amounts expressed herein are in Canadian currency, unless otherwise specified.

39.	Time of Essence. Time shall be of the essence of this Agreement.

40.
Governing Law.  This Agreement shall be governed by and construed in accordance with the Applicable Laws of the Province of Ontario and the Applicable Laws of Canada applicable therein.  The parties hereby irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising out of this Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is, accordingly, agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, subject to the provisions of this Agreement.

41.
Waiver. Either party may, on its own behalf only: (i) extend the time for the performance of any of the obligations or acts of another party, (ii) waive compliance with another party’s agreements or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in another party’s representations or warranties contained herein or in any document delivered by the other party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the first party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

42.
Third Party Beneficiaries. The provisions of Section 2(c) are: (i) intended for the benefit of all such present directors and officers of Nighthawk and Superior and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Nighthawk and Superior shall hold the rights and benefits of such section in trust for and on behalf of the Third Party Beneficiaries of Nighthawk and Superior, respectively and each of Nighthawk and Superior hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the applicable Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

43.
Severability. If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

44.	Provision of Information; Access

(a)
Until the Effective Date or termination of this Agreement, Superior shall provide Nighthawk and its Representatives reasonable access, during normal business hours and at such other time or times as Nighthawk may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish to Nighthawk all information concerning its business, assets and personnel as Nighthawk may reasonably request, which information shall remain subject to Section 27 hereof, in order to permit Nighthawk to be in a position to expeditiously and efficiently integrate the business and operations of Superior immediately upon but not prior to the Effective Date.

(b)
Until the Effective Date or termination of this Agreement, Nighthawk shall provide Superior and its Representatives access, during normal business hours and at such other time or times as Superior may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish to Superior all information concerning its business, assets and personnel as Superior may reasonably request, which information shall remain subject to Section 27 hereof.

45.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF this Master Agreement has been duly executed by the parties hereto as of the date first written above.

SUPERIOR COPPER CORPORATION
Per:	/s/ “John Tait”
Name: John Tait
Title: President and CEO

NIGHTHAWK GOLD CORP.
Per:	/s/ “Mike Byron”
Name: Mike Byron
Title: President and CEO

2504106 ONTARIO INC.
Per:	/s/ “Michael Leskovec”
Name: Michael Leskovec
Title: President

SCHEDULE “A”

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the ● day of ●, 2016

AMONG:

NIGHTHAWK GOLD CORP.

a corporation incorporated under the laws of the Province of Ontario ("Nighthawk")

- and -

2504106 ONTARIO INC.

a corporation incorporated under the laws of the Province of Ontario ("Subco")

- and -

SUPERIOR COPPER CORPORATION

a corporation incorporated under the laws of Ontario ("Superior")

RECITALS:

WHEREAS Nighthawk, Subco and Superior have entered into a master agreement dated as of February 24, 2016 pursuant to which the parties thereto have agreed that the business and assets of Superior will be combined with those of Nighthawk (the "Master Agreement");

AND WHEREAS it is desirable for Subco and Superior to amalgamate (the "Amalgamation") under the OBCA (as hereinafter defined) upon the terms and conditions hereinafter set out;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto do hereby agree as follows:

1.	Interpretation

In this Agreement including the recitals:

"Acquisition" means the acquisition by Nighthawk of Superior pursuant to the terms of the Master Agreement;

"Agreement" means this agreement and any amendment made to this Agreement;

"Amalco" means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

"Amalco Shares" means the common shares in the capital of Amalco;

"Amalgamating Corporation" means each of Subco and Superior and "Amalgamating Corporations" means both of them;

"Amalgamation" means the amalgamation of the Amalgamating Corporations pursuant to the provisions of section 178 of the OBCA in the manner contemplated in and pursuant to this Agreement;

"Certificate of Amalgamation" means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

"Director" means the director appointed under section 278 of the OBCA;

"Effective Date" means the date shown on the Certificate of Amalgamation;

"Effective Time" has the meaning ascribed to it in Section 10;

"Government Authority" means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, commission, board, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the TSX Venture Exchange;

"Master Agreement" has the meaning ascribed thereto in the recitals to this Agreement;

"Nighthawk Shares" means common shares in the capital of Nighthawk;

"OBCA" means the Business Corporations Act (Ontario), as the same has been and may hereafter from time to time be amended;

"Paid-up Capital" means paid-up capital within the meaning of subsection 89(1) of the Income Tax Act (Canada);

"Parties" means Nighthawk, Subco and Superior;

"Person" includes any individual, sole proprietorship, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, union, Government Authority, syndicate or other entity, whether or not having legal status;

"Superior Shares" means common shares in the capital of Superior;

"Superior Shareholder" means a registered holder of Superior Shares, from time to time, and "Superior Shareholders" means all of such holders; and

"Transfer Agent" means TMX Equity Transfer Services.

2.	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Master Agreement, the provisions of the Master Agreement shall prevail.

3.	Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation. The Amalgamating Corporations shall amalgamate to create Amalco on the terms and conditions set out in this Agreement.

4.	Amalgamation Events

The Parties shall cause the Articles of Amalgamation to be filed pursuant to section 178 of the OBCA to effect the Amalgamation.  Under the Amalgamation:

(a)	Superior and Subco will amalgamate and continue as Amalco;

(b)	the Superior Shareholders shall receive 0.3237277 of one fully paid and non-assessable Nighthawk Share for each Superior Share held and the Superior Shares will be cancelled;

(c)	Nighthawk will receive one Amalco Share for each one Subco Share held and the Subco Shares will be cancelled;

(d)	as consideration for the issuance of the Nighthawk Shares to effect the Amalgamation, Amalco will issue to Nighthawk one Amalco Share for each one Nighthawk Share so issued;

(e)
all of the property and assets of each of the Amalgamating Corporations will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of the Amalgamating Corporations; and

(f)	Amalco will be a wholly-owned subsidiary of Nighthawk.

5.	Delivery of Securities Following Amalgamation

In accordance with normal commercial practice, as soon as practicable following the Effective Date, Nighthawk, directly or through the Transfer Agent, shall issue certificates representing the appropriate number of Nighthawk Shares to the former holders of Superior Shares.

6.	Negative Covenants

From the date hereof to and including the Effective Date, each of Superior and Subco covenants that it will not:

(a)
reserve, allot, create, issue or distribute any of its securities, other than: (i) in the case of Superior, securities issuable upon the exercise, conversion or exchange of previously issued securities or pursuant to existing contractual agreements; or (ii) securities to be issued in order to effect the transactions described in the Master Agreement;

(b)
declare or pay dividends on any of its shares or make any other issue, payment or distribution to the holders of its securities including, without limitation, the issue, payment or distribution of any of its assets or property to such holders;

(c)
other than as contemplated in this Agreement, authorize or take any action to amalgamate, merge, reorganize, effect an arrangement, liquidate, dissolve, wind-up or transfer all or substantially all of its undertaking or assets to another corporation or entity;

(d)
reclassify any outstanding securities or change such securities into other shares or securities or subdivide, redivide, reduce, combine or consolidate such securities into a greater or lesser number of securities, effect any other capital reorganization or amend the designation of or the rights, privileges, restrictions or conditions attaching to such securities;

(e)	other than as contemplated in this Agreement, amend its Articles; or

(f)	other than as contemplated in this Agreement, enter into any transaction, or take any other action, out of the ordinary course of its business.

7.           Conditions Precedent to the Amalgamation

The Amalgamation is subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which is for the benefit of each of the parties hereto and may be waived by any of the parties hereto at any time, in whole or in part, in its sole discretion without prejudice to any other right that it may have:

(a)	The Amalgamation and the issuance of the Nighthawk Shares pursuant to the transactions contemplated in the Master Agreement shall have been accepted by the TSX Venture Exchange;

(b)	all conditions precedent to the completion of the Amalgamation shall have been obtained or waived in accordance with the Master Agreement;

(c)
the Nighthawk, Superior and Subco boards of directors, respectively, shall have adopted all necessary resolutions and obtained all necessary shareholder approvals required to be obtained to permit the consummation of the transactions contemplated by this Agreement and the Master Agreement including without limitation, the authorization of the Amalgamation and, in the case of Nighthawk, the issuance of the Nighthawk Shares, and all other necessary corporate actions shall have been taken by Nighthawk, Superior and Subco;

(d)
the representations and warranties of each of Nighthawk, Superior and Subco contained in the Master Agreement shall be deemed to have been made again on the Effective Date and shall be true and correct in all material respects as of that date as if made on that date; and

(e)	Nighthawk, Superior and Subco shall be in compliance with their obligations under this Agreement and the Master Agreement.

A certificate signed by a senior officer of each of Nighthawk, Superior and Subco confirming the satisfaction or waiver of such conditions shall be conclusive evidence that such conditions have been satisfied and that Nighthawk, Superior and Subco may amalgamate in accordance with Section 3 hereof.

8.	Fractional Shares

No fractional Nighthawk Shares will be issued or delivered to any Superior Shareholders otherwise entitled thereto as a result of the Amalgamation, if any. Instead, the number of Nighthawk Shares issued to each exchanging holder of Superior Shares will be rounded down to the nearest whole number.

9.	Filing of Articles of Amalgamation

If this Agreement is adopted by each of the Amalgamating Corporations as required by the OBCA, the Amalgamating Corporations agree that they will, jointly and together, file with the Director, agreed upon Articles of Amalgamation in the form prescribed under the OBCA.

10.	Effective Time

The Amalgamation shall take effect and go into operation at 12:01 a.m. on the effective date of the Articles of Amalgamation (the “Effective Time”), if this Agreement has been adopted as required by law and all necessary filings have been made with the Director before that time, or at such later time, or time and date, as may be determined by the directors or by special resolutions of the Amalgamating Corporations when this Agreement shall have been adopted as required by law; provided, however, that if the respective directors of either of the Amalgamating Corporations determine that it is in the best interests of the Amalgamating Corporations, or either of them, or of Amalco, not to proceed with the Amalgamation, then either of the Amalgamating Corporations may, by written notice to the other parties, terminate this Agreement at any time prior to the Amalgamating Corporations being amalgamated, and in such event, the Amalgamation shall not take place notwithstanding the fact that this Agreement may have been adopted by the shareholders of the Amalgamating Corporations.

11.	Registered Office

The registered office of Amalco shall be in the Province of Ontario.

12.	Activities

There will be no limitations on the activities of Amalco.  The directors of Amalco shall be authorized to borrow money on the credit of Amalco. The articles of Subco shall be the articles of Amalco.

13.	Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of common shares without nominal or par value.

14.	Capital

The amount to be added to the stated capital in respect of the Amalco Shares issuable by Amalco pursuant to Sections 4(c) and 4(d) of this Agreement shall be the aggregate of: (i) the Paid-up Capital, determined before the Effective Time, of the Subco Shares converted into Amalco Shares pursuant to section 4(c); and (ii) the Paid-up Capital, determined before the Effective Time, of all of the issued and outstanding Superior Shares immediately before the Effective Time (other than any Superior Shares held by Subco, if any).

15.	Number of Directors

The board of directors of Amalco shall consist of not less than one and not more than 10 directors, the exact number of which shall be determined by the directors from time to time.

16.	Initial Director

The first director of Amalco shall be the person whose names and residential addresses appear below:

Name	Prescribed Address
●	●

The above director will hold office from the Effective Date until the first annual meeting of shareholders of Amalco or until their successors are elected or appointed.

17.	Termination

This Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Master Agreement, without, except as provided in the Master Agreement, any recourse by any Party hereto or any of their shareholders or other Persons.

18.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

19.	Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

20.	Time of the Essence

Time shall be of the essence of this Agreement.

21.	Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

22.	Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective on this date.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement.

SUPERIOR COPPER CORPORATION
By:
Name:
Title:

2504106 ONTARIO INC.
By:
Name:
Title:

NIGHTHAWK GOLD CORP.
By:
Name:
Title:

SCHEDULE “B”

SUPERIOR LOCK-UP AGREEMENT

Dated Effective _________________, 2016

To the Undersigned Securityholder of Superior Copper Corporation

Dear Sir/Madame:

Re:	Support Agreement respecting the business combination of Nighthawk Gold Corp (“Nighthawk”) and Superior Copper Corporation (“Superior”)

Nighthawk and Superior have reached an agreement to combine their respective businesses by way of a three-cornered amalgamation (the “Transaction”) pursuant to a master agreement among Nighthawk, 2504106 Ontario Inc. (“Subco”), and Superior dated the date hereof (the “Master Agreement”). The Transaction is subject to, among other things, the approval of the holders of Superior Shares (as defined below) at a special meeting of the holders of Superior Shares (the “Superior Shareholders”) to be held for such purpose (the “Superior Meeting”). All capitalized terms not otherwise defined herein shall have the meaning given them in the Master Agreement.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned director and/or officer and/or securityholder of Superior (the “Securityholder”) hereby enters into this Support Agreement pursuant to which the Securityholder agrees, among other things, to support the Transaction and, at the Superior Meeting, vote: (i) the common shares of Superior (“Superior Shares”) beneficially held, directly or indirectly, by the undersigned, or over which the Securityholder exercises direction and control, which are set out and described on the Securityholder’s signature page attached hereto and forming part hereof; (ii) any and all other Superior Shares hereafter acquired (including any Superior Shares issued upon the exercise by the Securityholder of Superior Options or Superior Warrants), directly or indirectly, or over which control or direction is acquired by the Securityholder, on or before the record date for the Superior Meeting or which are otherwise entitled to be voted at the Superior Meeting; and (iii) any and all Superior Shares which the Securityholder has, or may hereafter be given, authorization to vote, in the Securityholder’s discretion, whether by duly endorsed proxy or otherwise with respect to the Superior Meeting; ((i), (ii), and (iii) are collectively the “Securityholder’s Superior Securities”), in favour of any resolutions approving the consummation of the Transaction (the “Securityholders’ Resolutions”) and other related matters to be considered at the Superior Meeting, and to otherwise support the Transaction, subject to the terms and conditions of this Support Agreement.  The Securityholder acknowledges that Nighthawk will not enter into the Master Agreement but for the execution and delivery of this Support Agreement by the Securityholder.

1.	Covenants of the Securityholder

The Securityholder covenants and agrees:

(a)	not to sell any of the Securityholder’s Superior Securities to any Person or group or agree or announce its intention to do so other than pursuant to the Master Agreement;

(b)
to vote or cause to be voted at the Superior Meeting the Securityholder's Superior Securities which are held or controlled by the Securityholder on the record date for the Superior Meeting, or which are otherwise entitled to be voted at the Superior Meeting, in favour of the Securityholders’ Resolutions and other related matters or resolutions necessary or desirable to implement the Transaction to be considered at the Superior Meeting;

(c)
to exercise all voting rights attached to the Securityholder's Superior Securities to vote against any resolution to be considered by the Superior Shareholders that, if approved, could reasonably be considered to reduce the likelihood of success of the Transaction and otherwise use its reasonable efforts in its capacity as a securityholder to oppose any proposed action in respect of any Take-over Proposal (other than the Transaction) with respect to Superior;

(d)
it will take all such steps as are reasonably required to obtain any and all consents and waivers which are required in connection with the performance of its obligations under this Support Agreement, and the transactions contemplated herein;

(e)
it will not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Securityholder’s Superior Securities pursuant to this Support Agreement by the sale of any direct or indirect holding company or the granting of a proxy on the shares of any direct or indirect holding company and which would have, indirectly, any effect prohibited by this Support Agreement;

(e)
take all such steps as are necessary or advisable to ensure that at the Effective Time, the Securityholder’s Superior Securities will be held by such Securityholder with good and marketable title thereto, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting security or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such security other than this Agreement;

(f)
it will not (i) exercise any Dissent Rights or any other rights available to the Securityholder to delay, upset or challenge the Transaction or the other matters set forth herein, or (ii) exercise any shareholder rights or remedies available at common law pursuant to applicable securities or corporate laws to delay, hinder, upset or challenge the Transaction or the other matters set forth herein; and

(g)
to refrain from taking, or causing to be taken, any actions that might reasonably be expected to prevent, materially delay or interfere with the likelihood of the Transaction being successfully completed.

It is acknowledged that the covenants of the Securityholder set forth in this Section 1 shall not restrict a Securityholder that is a director or officer of Superior from discharging the Securityholder's fiduciary duties as an officer or director to Superior in accordance with the Master Agreement or in accordance with the provisions of Applicable Laws.

In connection therewith, the Securityholder hereby covenants and agrees in favour of Nighthawk, on or before the seventh business day prior to the applicable meeting, to duly complete and cause to be validly delivered the forms of proxy or voting instruction forms to Superior or to the intermediary through which the Securityholder holds its beneficial interest in the Securityholder’s Superior Securities, as applicable, and any other documents required in accordance with the Amalgamation, to be validly delivered to give effect to the foregoing, and will not withdraw such forms of proxy or voting instruction forms except as expressly otherwise permitted in this Support Agreement. For greater certainty, the Securityholder may revoke such proxy, proxies or voting instruction forms at any time after the termination of this Support Agreement without the consent of Nighthawk.

2.	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to Nighthawk and Subco, and acknowledges that Nighthawk and Subco are relying upon such representations and warranties in entering into this Support Agreement and the Master Agreement, that:

(a)	the Securityholder, if a corporation, is validly subsisting and has sufficient power, authority and right to enter into this Support Agreement and to complete the transactions contemplated hereby;

(b)
this Support Agreement constitutes a legal, valid and binding obligation of the Securityholder enforceable against the Securityholder in accordance with its terms, and that neither the execution of this Support Agreement by the Securityholder nor the consummation by the Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which the Securityholder is a party or by which the Securityholder is bound (including without limitation, the Securityholder’s constating documents, as applicable);

(c)
no consent, order, approval or authorization, including without limitation any regulatory approval or order or the consent of any lender to the Securityholder, is required in connection with the Securityholder’s entering into of this Support Agreement and the Securityholder’s consummation of the transactions contemplated hereby;

(d)
at the date hereof the Securityholder is either the beneficial owner of or exercises direction and control over that number and class of the Securityholder’s Superior Securities as set forth on the Securityholder’s signature page attached hereto, and, other than the Securityholder’s Superior Securities set forth on the Securityholder’s signature page attached hereto, as of the date hereof the Securityholder does not, either directly or indirectly, beneficially own or exercise control or direction over any securities of Superior or its Subsidiaries or hold any other option, agreement, right, entitlement or privilege (or any right capable of becoming an option, agreement, right, entitlement or privilege) to purchase or otherwise acquire, either directly or indirectly, any unissued Superior Shares or for the issue of any other securities of any nature or kind of Superior or its Subsidiaries;

(e)
no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from the Securityholder of any of the Securityholder’s Superior Securities or any interest therein or right thereto;

(f)
other than pursuant to this Support Agreement, none of the Securityholder’s Superior Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Superior Shareholders or give consents or approvals of any kind; and

(g)
there are no legal proceedings in progress or pending before any Governmental Authority or threatened against such Securityholder or any of its affiliates that would adversely affect in any manner the ability of such Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of such Securityholder to any of the Securityholder’s Superior Securities and there is no judgment, decree or order against such Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of such Securityholder to any of the Securityholder’s Superior Securities.

3.	Representations and Warranties of Nighthawk and Subco

Nighthawk and Subco represent and warrant to the Securityholder, and acknowledge that the Securityholder is relying upon such representations and warranties in entering into this Support Agreement, that:

(a)
Nighthawk and Subco are each corporations validly subsisting and have good and sufficient power, authority and right to enter into this Support Agreement and to complete the transactions contemplated hereby;

(b)
this Support Agreement constitutes a legal, valid and binding obligation of each of Nighthawk and Subco enforceable against Nighthawk and Subco in accordance with its terms, and that neither the execution of this Support Agreement by Nighthawk and Subco nor the consummation by Nighthawk and Subco of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which Nighthawk or Subco is a party or by which Nighthawk or Subco is bound (including without limitation, Nighthawk or Subco’s constating documents); and

(c)
no consent, order, approval or authorization, including without limitation any regulatory approval or order, is required in connection with Nighthawk or Subco’s entering into of this Support Agreement and Nighthawk or Subco’s consummation of the transactions contemplated hereby.

4.	Termination

In the event that:

(a)	the Master Agreement is terminated in accordance with Section 23 thereof; or

(b)	the Transaction is not completed by the Termination Deadline,

this Support Agreement shall forthwith become void and of no further force or effect without any further action by the Securityholder, Nighthawk or Subco.

5.	Assignment

No party to this Support Agreement may assign any of its rights or obligations hereunder without the prior written consent of the other party, provided that Nighthawk and Subco may assign any of its rights or obligations hereunder to a direct or indirect wholly-owned Subsidiary of Nighthawk or Subco, without reducing its own obligations hereunder, without consent. Subject to the foregoing, this Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Securityholder, Nighthawk, Subco and their respective heirs, executors, administrators, personal representatives, successors at law and permitted assigns.

6.	Future Amendments

To the extent the Master Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Master Agreement shall be to the Master Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Master Agreement shall be deemed to be references to the analogous provision in the Master Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

7.	Time

Time shall be of the essence of this Support Agreement.

8.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be sufficiently given if delivered or sent by facsimile transmission with confirmation of receipt:

(a)	in the case of Nighthawk and Subco to:

Nighthawk Gold Corp

141 Adelaide Street West
Suite 301
Toronto, Ontario
M5H 3L5
Attention: Chief Executive Officer
Facsimile No.: (416) 628-5911

(b)	in the case of the Securityholder to the address of the Securityholder indicated on the signature page to this Support Agreement,

or at such other address or facsimile number as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner herein provided. Any notice or communication so given shall be deemed to be received on the day of delivery, if delivered, and on the day of sending, if sent by facsimile transmission; provided that if such day of delivery or sending is not a business day at the point of receipt then such notice or communication shall be deemed to have been received on the first business day thereafter.

9.	Disclosure

Each of the Securityholder, Nighthawk and Subco hereby consent to the disclosure of the substance of this Support Agreement in any press release or any circular relating to the Superior Meeting and the filing of this Support Agreement as required pursuant to Applicable Canadian Securities Laws.

Except as set forth above or as required by Applicable Laws, the Securityholder shall not make any announcement or statement with respect to this Support Agreement without the prior written approval of Nighthawk. The Securityholder agrees to consult with Nighthawk prior to issuing each public announcement or statement with respect to this Support Agreement, subject to the overriding obligations of Applicable Laws.

10.	Entire Agreement

This Support Agreement, including the provisions of the Master Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or warranty with respect thereto.

11.	Severability

If any term or other provision of this Support Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Support Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Support Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Support Agreement remain as originally contemplated to the fullest extent possible.

12.	Specific Performance and other Equitable Remedies

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Support Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

13.	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Support Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

14.	Governing Law

This Support Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario with respect to claims arising hereunder.

15.	Counterpart Execution and Facsimile Delivery

This Support Agreement may be signed in counterparts that together shall be deemed to constitute one valid and binding agreement, and delivery of such counterparts may be effected by means of facsimile transmission in accordance with the notice provisions set out in Section 8.

[Remainder of page intentionally left blank. Signature page follows.]

If you are in agreement with the foregoing, please indicate your acceptance thereof by signing the next page and returning this letter to Nighthawk.

Yours truly,

NIGHTHAWK GOLD CORP.                                                                                     2504106 ONTARIO INC.

By:                                                                              By:

Authorized Signatory                                                                                                Authorized Signatory

[Securityholder’s countersignature page follows]

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder hereby irrevocably accepts the foregoing as of the date written above.

(Print Name of Securityholder)

(Signature of Securityholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Facsimile:

(Number of Superior Shares Held)

(Number of Superior Options Held)

(Number of Superior Warrants Held)

Schedule B – Section 185 of the Business Corporations Act (Ontario) (“OBCA”)

relating to Dissent Rights

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares, 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.
Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder's name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (II) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and
(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).
Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11). See: 2011, c. 1, Sched. 2, ss, 1 (11), 9 (2).]

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (I 9) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s, 71 (24).

Schedule C – Primary Capital Fairness Opinion

Bentall Four
1055 Dunsmuir Street, Suite 2624
P.O. Box 49080
Vancouver, British Columbia
V7X 1G4

April 25, 2016

The Special Committee of the Board of Directors
Superior Copper Corporation
141 Adelaide Street West
Suite 301
Toronto, Ontario
M5H 3L4

To the Special Committee of the Board of Directors:

Primary Capital Inc. (“Primary”) understands that Superior Copper Corporation (“Superior”), (which term shall, to the extent required or appropriate in the context, include the affiliates of Superior) and Nighthawk Gold Corp. (“Nighthawk”) have agreed to enter into a transaction (the "Transaction") pursuant to which Nighthawk will acquire each issued and outstanding common share in the capital of Superior (the “Shares”) for consideration of 0.32493545 per share of Nighthawk (the “Consideration”) as contemplated by a master agreement (the “Master Agreement”) dated February 24, 2016 between Superior and Nighthawk. The Transaction will be described in detail in a management information circular (the "Circular") to be prepared by Superior in connection with its shareholders’ meeting to approve the Transaction.

Engagement

By a letter agreement dated September 2, 2015 (the “Letter Agreement”) the Special Committee of the Board of Directors of Superior (the “Special Committee”) retained Primary to act as its financial advisor in connection with the Transaction and to prepare an opinion as to the fairness to the shareholders of Superior, from a financial point of view, of the Consideration (the “Fairness Opinion”) to be paid to the shareholders of Superior.  Following a review of the proposed terms of the Master Agreement to be entered into in relation to the Transaction by Primary, Primary rendered its oral opinion with effect as of February 16, 2016 (the “Effective Date”) to the Special Committee as to the fairness to the shareholders of Superior, from a financial point of view, of the Consideration. This Fairness Opinion confirms the oral opinion rendered by Primary to the Special Committee on February 16, 2016.

The terms of the Letter Agreement provide that Primary is to be paid a fee for its services in connection with this Fairness Opinion, whether or not the Transaction is completed. In addition, Superior has agreed to reimburse Primary for any reasonable out-of-pocket expenses and to indemnify Primary in certain circumstances. Primary consents to the inclusion of the entire Fairness Opinion and a summary thereof in the Circular to be mailed to the shareholders of Superior and to the filing thereof, as necessary, by Superior with the securities commission or similar regulatory authorities in each province and territory in Canada.

Credentials of Primary

Primary is a privately-owned exempt market dealer based in Toronto, Canada. Primary’s principal activities include providing strategic financial advice to exploration and development resource companies as well as financing resource companies requiring development capital for growth. The opinion expressed herein is the opinion of Primary and the form and content herein have been approved for release by a committee of its senior management and legal counsel, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of this Fairness Opinion.

Relationship with Interested Parties

Neither Primary nor any of its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Superior or Nighthawk or of any of their respective associates or affiliates.

Primary has been retained by Superior to provide this Fairness Opinion to the Special Committee in respect of the Transaction.

Scope of Review

In connection with rendering this Fairness Opinion, Primary has reviewed and relied upon, or carried out, among other things, the following:

a)	the proposed terms of the Master Agreement;

b)	public filings of Superior, Nighthawk and other companies available on the System for Electronic Document Analysis and Retrieval and deemed relevant to the Transaction;

c)
other public information relating to the business, operations, and financial performance of Superior, Nighthawk, and other companies deemed relevant to the Transaction, including published research and industry reports;

d)	certain internal information, including capital and operating budgets and projections, and other reports prepared or provided by management of Superior;

e)	discussions with representatives of the Board of Directors, senior management of Superior, and legal counsel to Superior;

f)	discussions with senior management of Nighthawk;

g)	current and historic trading information relating to common shares of Superior, Nighthawk, and other companies;

h)	information with respect to other transactions considered relevant by Primary; and

i)	a certificate of representation as to certain factual matters provided by senior management of Superior addressed to Primary.

Primary has not, to the best of its knowledge, been denied access by Superior to any information requested by Primary.

Assumptions and Limitations

This Fairness Opinion is subject to the assumptions, qualifications and limitations set forth below.

Primary has not been asked to prepare, and has not prepared, a formal valuation or appraisal of any of the assets or securities of Superior, Nighthawk, or any of their respective affiliates, and this Fairness Opinion should not be construed as such.

With permission from the Special Committee, Primary has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by Primary from public sources, or provided to Primary by Superior or its affiliates or advisors or otherwise obtained by Primary pursuant to Primary’s engagement by Superior, and this Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Primary has not been requested to, or attempted to, independently verify the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions or representations. Primary has not met separately with the independent auditors of Superior in connection with preparing this Fairness Opinion and, with permission from the Special Committee, Primary has assumed the accuracy and presentation of, and relied upon, Superior’s audited financial statements and interim unaudited financial statements and the respective reports of the auditors.  Primary has also assumed that the terms of the Master Agreement are not materially different from the terms that it reviewed in relation to the Transaction.

With respect to the historical financial data, operating and financial forecasts and budgets provided to Primary concerning Superior and relied upon in Primary’s financial analyses, Primary has assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgement of management of Superior, giving regard to Superior’s business plans, financial condition and prospects.

Superior has represented to Primary, in a certificate signed by two of its senior officers and dated the Effective Date, among other things, that the information, data and other material (financial or otherwise) provided to Primary in writing by or on behalf of Superior, including the written information concerning Superior referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct in all material respects as at the date the Information was provided to Primary and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Superior or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion.

Primary is not a legal, tax or accounting expert and it expresses no opinion concerning any legal, tax or accounting matters concerning the Transaction or the sufficiency of this letter for the purpose it is intended by Superior.  In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to Superior, Nighthawk and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

This Fairness Opinion is rendered on the basis of: securities markets; economic, general business and financial conditions prevailing as at the Effective Date; and the conditions and prospects, financial and otherwise, of Superior as they are reflected in the Information and as they were represented to Primary in Primary’s discussions with management of Superior and its affiliates and advisors. In Primary’s analyses and in connection with the preparation of this Fairness Opinion, Primary made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

This Fairness Opinion is being provided to the Special Committee and Superior for their exclusive use only in considering the Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Primary. This Fairness Opinion is not intended to be and does not constitute a recommendation to any shareholder of Superior to approve the Transaction. Furthermore, this Fairness Opinion is not, and should not be construed as, advice as to the price at which the common shares of Superior and Nighthawk (before or after the announcement of the Transaction) may trade at any future date.

Primary believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

This Fairness Opinion is given as of the Effective Date and, although Primary reserves the right to change or withdraw this Fairness Opinion, if Primary learns that any of the information that it relied upon in preparing this Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Primary disclaims any obligation to change or withdraw this Fairness Opinion or to advise any person of any change that may come to Primary’s attention.

Opinion

Based upon and subject to the foregoing and such other matters as Primary considers relevant, it is Primary’s opinion that, as of the Effective Date, the Consideration is fair, from a financial point of view, to the shareholders of Superior.

Yours truly,

(signed) “Primary Capital Inc.”

Primary Capital Inc.

Schedule D – Nighthawk Interim Financial Statements and Audited Financial Statements

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED

January 31, 2016

Unaudited

Presented in Canadian Dollars

March 31, 2016

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Nighthawk Gold Corp. (“Nighthawk”) are the responsibility of the Board of Directors and executive management. The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These unaudited condensed interim consolidated financial statements do not include all of the disclosures required for annual consolidated financial statements and therefore should be read in conjunction with Nighthawk’s audited annual consolidated financial statements and notes thereto for the year ended July 31, 2015. These unaudited condensed interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in Nighthawk’s most recent audited annual consolidated financial statements, except as described in note 3. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to Nighthawk's circumstances. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with IFRS appropriate in the circumstances.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed interim consolidated financial statements and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of Nighthawk, as of the date of and for the period presented by the unaudited condensed interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews Nighthawk's Management’s Discussion and Analysis to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting Nighthawk's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) "Dr. Michael Byron"	(Signed) "Michael Leskovec"
Dr. Michael Byron President & Chief Executive Officer	Michael Leskovec Chief Financial Officer

NIGHTHAWK GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Presented in Canadian Dollars

As at	January 31, 2016	July 31, 2015
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash	$ 837,415	$ 1,502,002
Amounts receivable	90,828	245,184
Prepaid expenses and supplies	45,683	273,451
	973,926	2,020,637
Non-current Assets		
Restricted cash *(note 5)*	4,479,000	4,479,000
Exploration and evaluation assets *(note 6)*	37,910,061	37,755,094
	42,389,061	42,234,094
	$ 43,362,987	$ 44,254,731
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 352,887	$ 131,675
Non-current Liabilities		
Secured notes *(note 7)*	797,563	-
Provision for service obligation *(note 8)*	3,012,314	3,012,314
Reclamation provision *(note 9)*	401,150	401,150
Deferred income tax liability	511,928	1,039,010
	4,722,955	4,452,474
SHAREHOLDERS' EQUITY		
Share capital *(note 10(a))*	39,255,662	39,255,662
Warrants and broker warrants *(note 10(b))*	33,117	1,496,523
Share-based payment reserve *(note 10(c))*	9,213,114	7,649,204
Accumulated deficit	(10,214,748)	(8,730,807)
	38,287,145	39,670,582
	$ 43,362,987	$ 44,254,731

Going Concern (note 1)
Subsequent Event (note 15)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

NIGHTHAWK GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Presented in Canadian Dollars

Unaudited

The accompanying notes are an integral part of the condensed interim consolidated financial statements

NIGHTHAWK GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Presented in Canadian Dollars

Unaudited

The accompanying notes are an integral part of the condensed interim consolidated financial statements

NIGHTHAWK GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Presented in Canadian Dollars

Unaudited

The accompanying notes are an integral part of the condensed interim consolidated financial statements

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

1.       NATURE OF OPERATIONS

Nighthawk Gold Corp. (“Nighthawk” or the "Company") was incorporated on January 8, 2004 under the Business Corporations Act (Ontario) and is a publicly listed Canadian junior resource company with exploration and evaluation assets in Canada. Nighthawk is engaged in the identification, acquisition, exploration and evaluation of gold properties, is listed on the TSX Venture Exchange ("TSXV"), and trades under the symbol NHK. To date, Nighthawk has not earned any revenue from operations. The Company's registered office is located at Suite 301, 141 Adelaide Street West, Toronto, Ontario, Canada, M5H 3L5.

The unaudited condensed interim consolidated financial statements for the six months ended January 31, 2016 have been approved for issue by the Board of Directors on March 31, 2016.

During the six months ended January 31, 2016, Nighthawk incurred a loss of $1,483,941 (January 31, 2015 - $877,181) and as at that date, Nighthawk had accumulated a deficit of $10,214,748 (July 31, 2015 - $8,730,807), working capital of $621,039 (July 31, 2015 - $1,888,962) and cash flows from operations of $114,218 (January 31, 2015 - negative cash flows of $1,285,355).

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business for the foreseeable future, which is at least, but not limited to, one year from January 31, 2016. However, Nighthawk is in the exploration stage and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permitting; challenges in future profitable production or, alternatively Nighthawk's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic, precious and base metal price volatility; all of which are uncertain. As a result of these risks, there is no assurance that Nighthawk's funding initiatives will continue to be successful and these consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. Changes in future conditions could require material writedowns of the carrying value of exploration and evaluation assets.

These unaudited condensed interim consolidated financial statements do not include all of the disclosures required for annual financial statements and therefore should be read in conjunction with Nighthawk’s audited annual consolidated financial statements and notes thereto for the year ended July 31, 2015. These unaudited condensed interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in Nighthawk’s most recent audited annual consolidated financial statements.

2.       BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting on the basis of International Financial Reporting Standards (“IFRS”) and interpretations as approved by the International Accounting Standards Board (“IASB”) and are presented in Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except fair value through profit and loss assets which are carried at fair value, and have been prepared using the accrual basis of accounting except for cash flow information.

The unaudited condensed interim consolidated statement of cash flows shows the changes in cash arising during the year from operating activities, investing activities and financing activities.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

2.       BASIS OF PRESENTATION (continued)

The cash flows from operating activities are determined by using the indirect method. Net loss is therefore adjusted by non-cash items, such as deferred tax expenses (recoveries), stock-based compensation, write-down of exploration and evaluation assets, flow-through share premium, accretion expense, as well as changes from amounts receivable, prepaid expenses and supplies, and accounts payable and accrued liabilities. In addition, all income and expenses from cash transactions that are attributable to investing or financing activities are eliminated. The cash flows from investing and financing activities are determined by using the direct method.

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) and have been consistently applied to all the years presented. The principal accounting policies applied in the preparation of these audited consolidated financial statements are set out below.

These unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention, except fair value through profit and loss assets which are carried at fair value, and have been prepared using the accrual basis of accounting except for cash flow information.

The consolidated statement of cash flows shows the changes in cash arising during the year from operating activities, investing activities and financing activities.

3.       SIGNIFICANT ACCOUNTING POLICIES

The financial framework and accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those as disclosed in its most recently completed audited annual consolidated financial statements for the year ended July 31, 2015.

(a)      Changes in Accounting Policies

The Company did not adopt any new accounting policies during the six months ended January 31, 2016.

(b)      Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB are mandatory for accounting periods after January 31, 2016 or later periods. Many are not applicable or do not have a significant impact to Nighthawk and have been excluded from the discussion below. The following have not yet been adopted and are being evaluated to determine their impact on Nighthawk.

(i)
IFRS 9, Financial Instruments, (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Nighthawk will evaluate the impact of adopting IFRS 9 on its consolidated financial statements, including the possibility of early adoption in future periods.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)      Recent Accounting Pronouncements (continued)

(ii)
IFRS 15, issued in May 2014, will specify how and when entities recognize, measure, and disclose revenue. The standard will supersede all current standards dealing with revenue recognition, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue ñ Barter Transactions Involving Advertising Services. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

4.       CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT JUDGEMENTS

The preparation of these unaudited condensed interim consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation and judgemental uncertainty that management has made at the consolidated statement of financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)
Nighthawk assesses the carrying value of exploration and evaluation assets at each reporting period to determine whether any indication of impairment exists. When an impairment exists, the calculation of recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable metals, and operating performance;

(ii)	the calculation of the fair value of warrants, broker warrants and stock options issued by Nighthawk requires the use of estimates of inputs in the Black-Scholes option pricing valuation model;

(iii)
the calculation of the reclamation liability and provision for service obligation, being the present value of the estimated costs to restore the properties is discounted at rates which reflect current market assessments and the risks specific to the liability. The calculation requires management to estimate the total restoration costs, timing of remediation and an appropriate discount rate; and

(iv)	valuation of deferred income taxes.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

5.       RESTRICTED CASH

During the year ended July 31, 2011, Nighthawk posted two irrevocable standby letters of credit with a Canadian chartered bank in the amount of $401,000 (collectively, the "Permit LOC's") to provide security under its land use permit and water access licence for the existing reclamation work associated with the Damoti Reclamation Obligation (notes 6 and 9) as well as with its exploration activities relating to the Indin Lake Gold Property in the Northwest Territories, Canada. In March 2012, Nighthawk posted additional security of $78,000 (the "Additional Security") upon receiving approval on its updated land use permit, which was submitted to support its expanded exploration activities on its Indin Lake Gold Property. The updated land use permit is valid until February 2017 and the water access licence is valid until February 2019. The Permit LOC's are secured by guaranteed investment certificates (the "Permit GIC's") at a Canadian chartered bank for the same amount. The Permit GIC's and the Additional Security may be recovered by Nighthawk at expiration of the land use permit and water access licence in absence of any environmental disturbances provided Nighthawk carries out activities to satisfy the Damoti Reclamation Obligation.

On January 26, 2012, under the terms of its agreement to acquire 100% ownership of the mineral claims and leases of the former producing Colomac Gold Mine (the “Colomac Gold Project”) (note 6), Nighthawk entered into three letters of credit totaling $5,000,000 at a Canadian chartered bank in favour of Aboriginal Affairs and Northern Development Canada (“AANDC”) to secure Nighthawk's service obligation to perform reclamation services on three other sites as follows: $3,000,000 for the Diversified site, $1,000,000 for the Spider Lake site and $1,000,000 for the Chalco Lake site (collectively, the "Colomac LOC's") (note 8). The Colomac LOC's are secured by guaranteed investment certificates (the "Colomac GIC's") at a Canadian chartered bank for the same amounts. Upon completion of the service obligation with respect to each reclamation site to the satisfaction of an independent third party engineer, the Colomac LOC's with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated.

In Fiscal 2013, the reclamation activities at the Chalco Lake site were completed and the approval of the third party engineer was obtained. As a result, the Colomac LOC with respect to the Chalco Lake site was released and the hold restriction on $1,000,000 was eliminated at that time (note 8).

6.       EXPLORATION AND EVALUATION ASSETS

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

6.       EXPLORATION AND EVALUATION ASSETS (continued)

Indin Lake Gold Property

In August 2008, Nighthawk acquired 6 mining leases and 6 mining claims (the "Damoti Lake Property") which lie within Nighthawk's Indin Lake Gold Property in the Indin Lake Greenstone Belt located approximately 200 kilometres north of Yellowknife, Northwest Territories. The Damoti Lake Property is subject to an existing 2% net smelter return royalty. Upon acquisition, a reclamation obligation existed at the Damoti Lake Property (the “Damoti Reclamation Obligation”). At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Nighthawk has since carried out environmental assessments using a third party specialist and has estimated the cost of the Damoti Reclamation Obligation to be $401,150 (note 9). Nighthawk has capitalized the Damoti Reclamation Obligation, and related assessment costs, as acquisition costs related to the Damoti Lake Property as the liability was assumed at acquisition. During the six months ended January 31, 2016, Nighthawk incurred $68,675 (six months ended January 31, 2015 - $36,728) of assessment costs which have been capitalized as acquisition costs.

Under agreements dated January 7, 2011, and as amended on April 4, 2013, Nighthawk acquired a 100% interest in 15 mining leases and 3 mining claims (the "Indin Lake Properties") within the Indin Lake Greenstone Belt, subject to existing net smelter royalties on certain claims ranging from 2% to 5%, by making payments of cash and shares totalling $725,000.

In January and April 2011, Nighthawk staked 107 additional mining claims in the Northwest Territories which link the Indin Lake Properties and the Damoti Lake Property, thereby consolidating much of the Indin Lake Gold Property's ground.

In January 2012, Nighthawk completed an agreement to acquire 100% ownership of the mineral claims and leases of the Colomac Gold Project, located within the Indin Lake Greenstone Belt and contiguous to and surrounded by Nighthawk's existing Indin Lake Gold Property in the Northwest Territories, from AANDC. As consideration for the Colomac Gold Project, Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC: the Diversified, Chalco Lake, and Spider Lake sites. The obligation for the reclamation services is to be carried out on behalf of AANDC to a maximum of $5,000,000 (note 8).

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

6.       EXPLORATION AND EVALUATION ASSETS (continued)

Under an agreement dated December 18, 2013 and subsequently terminated on December 29, 2015, Nighthawk was granted an option to acquire a 100% interest in 4 contiguous mining leases adjacent to Nighthawk's existing Indin Lake Gold Property, known as the Kim and Cass mining leases. To exercise this option, Nighthawk was required to make payments totalling $1,550,000 in tranches as follows:

-	Upon execution of the agreement: $125,000 in cash (paid);

-	Upon execution of the agreement: $125,000 (paid through the issuance of 353,669 common shares);

-
On or before December 31, 2014: $300,000 (settled by payment of $150,000 in cash and the issuance of 462,392 common shares valued at $138,718. The number of common shares issued was calculated based on the 30-day volume weighted average share price as of December 5, 2014 ($0.324); the fair value of the common shares issued was calculated based on the closing common share price on December 5, 2014 ($0.30), resulting in a gain on settlement of mineral property option payment of $11,282);

-	On or before December 31, 2015: $450,000; and

-	On or before December 31, 2016: $550,000.

On December 29, 2015, Nighthawk terminated the option on the Kim and Cass mining leases. As a result, the payments due on December 31, 2015 and 2016 were not made. The capitalized costs associated with these leases of $1,449,279 were written off during the period.

7.       SECURED NOTES

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

7.       SECURED NOTES (continued)

On November 20, 2015, Nighthawk completed a non-brokered private placement offering of secured notes (the “Secured Notes”) for a principal amount of $850,000. The Secured Notes pay interest at a rate of 12% per annum, compounded monthly, payable in cash semi-annually, and are secured by a general security agreement on the real and personal property of Nighthawk. Nighthawk can prepay the Secured Notes without penalty, provided that any interest owed to the date of prepayment is also paid to the Secured Note holders. In connection with the issuance of the Secured Notes, the Secured Note holders were issued 3,400,000 warrants (the “Secured Note Warrants”). Each Secured Note Warrant entitled the holder to acquire one common share at an exercise price of $0.15 per share until May 20, 2017 (note 10(b)).

The Secured Notes are classified as a liability, with the exception of the portion relating to the Secured Note Warrants, resulting in the carrying value of the Secured Notes being less than its face value. The discount is being accreted over the term of the Secured Notes, utilizing the effective interest rate method at an interest rate of 18.8% and using a 15% discount rate. Transaction costs of $43,728 associated with the Secured Notes were prorated between the debt ($41,932) and equity components ($1,796). Those allocated to the debt portion of the Secured Notes are deferred and accreted over the term of the Secured Notes. An amount of $24,408 in interest and accretion was recorded on the statement of comprehensive loss for the six months ended January 31, 2016 (six months ended January 31, 2015 - $nil).

8.       PROVISION FOR SERVICE OBLIGATION

As consideration for the Colomac Gold Project (note 6), Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC: Diversified, Chalco Lake, and Spider Lake. The obligation for the reclamation services is to be carried out on behalf of AANDC to a maximum of $5,000,000. Upon closing, Nighthawk entered into the Colomac LOC's totaling $5,000,000 in favour of AANDC to secure Nighthawk's obligation to perform the services for each site. The Colomac LOC's are secured by the Colomac GIC's at a Canadian chartered bank for the same amounts (note 5). Nighthawk did not assume the reclamation liabilities of these three sites. Upon completion of the service obligation with respect to each site to the satisfaction of an independent third party engineer, the Colomac LOC's with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated. In March 2013, the reclamation activities at the Chalco Lake site were completed upon approvals of the third party engineer.

9.       RECLAMATION PROVISION

Upon acquisition of the Damoti Lake Property (note 6), the Damoti Reclamation Obligation existed at the Damoti Lake Property. At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Nighthawk has since carried out environmental assessments using a third party specialist and estimated the cost of the Damoti Reclamation Obligation to be $401,150. Nighthawk posted the Permit GIC's, to secure the Permit LOC's, and remitted the Additional Security for an amount of $479,000 (note 5) to provide security under its land use permit and water access licence for the Damoti Reclamation Obligation as well as for exploration activities relating to the Indin Lake Gold Property.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

10.       SHARE CAPITAL

(a)    Common Shares
Authorized Capital - Unlimited common shares
Issued

(b)      Warrants

A summary of Nighthawk’s outstanding warrants (including broker warrants) at January 31, 2016 is presented below:

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Volatility is based on the historical volatility of Nighthawk. Changes in the underlying assumptions can materially affect the fair value estimates.

Brokers warrants issued to non-employees have been valued using the fair value of the equity instruments granted in the absence of a reliable estimate of the fair value of the goods or services rendered.

(c)      Contributed Surplus

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

10.       SHARE CAPITAL (continued)

(c)      Contributed Surplus (continued)

Stock Options

Nighthawk has a stock option plan under which stock options may be granted to Nighthawk’s directors, senior officers, employees, consultants and consultant companies. The stock option plan: (i) provides that the number of common shares reserved for issuance, within a one year period, to any one optionee, shall not exceed 5% of the outstanding common shares; (ii) provides the maximum number of common shares reserved for issuance pursuant to options granted to insiders may not exceed 10%; (iii) and contains other provisions to ensure the stock option plan is compliant with stock exchange regulations. The options granted vest immediately or as otherwise determined by Nighthawk's Board of Directors.

During the six months ended January 31, 2016 and 2015, the following stock options, which vested immediately, were issued and valued using the Black-Scholes option pricing model parameters listed below (in each case with no dividends and a nil forfeiture rate):

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

10.       SHARE CAPITAL (continued)

(c)      Contributed Surplus (continued)

A summary of Nighthawk’s outstanding stock options at January 31, 2016 is presented below:

The weighted average exercise price of the outstanding and exercisable options was $0.32. The weighted average remaining contractual life of outstanding options is 3.9 years.

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Volatility is based on the historical volatility of Nighthawk. Changes in the underlying assumptions can materially affect the fair value estimates.

The options issued to non-employees were valued using the fair value of the equity instrument granted in the absence of a reliable estimate of the fair value of the goods or services received.

11.       NET LOSS PER SHARE

Net loss per share has been calculated using the weighted average number of shares outstanding during the six months ended January 31, 2016 and 2015.

Three months endedSix months ended

Fully diluted weighted average common shares outstanding for the six months ended January 31, 2016 and 2015 are not reflective of the outstanding stock options, warrants and broker warrants as their exercise would be anti-dilutive in the loss per share calculation.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

12.       RELATED PARTY DISCLOSURES

(a)      Director and Executive Management Compensation

Directors and executive management's compensation for the six months ended January 31, 2016 and 2015 consisted of the following:

Three months endedSix months ended

Directors and executive management received the following stock options during the six months ended January 31, 2016 and 2015:

The total fair value of stock options granted to directors and executive management for the six months ended January 31, 2016 was $24,330 (2015 - $319,787). All of the stock options granted vested immediately on the date of grant and have a contractual life of 5 years from the date of grant.

Stock-based compensation of $14,746 to executive management has been capitalized to the exploration and evaluations assets for the six months ended January 31, 2016 (2015 - $69,564).

(b)      Director and Executive Management Transactions

The aggregate value of transactions and outstanding balances relating to entities over which directors and executive management have control or significant influence were as follows:

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

12.       RELATED PARTY DISCLOSURES (continued)

(b)      Director and Executive Management Transactions (continued)

(1)
During the six months ended January 31, 2016, Nighthawk paid consulting fees of $225,000 (2015 - $90,000) to Heather Grace & Co., a company controlled by David Wiley, the former Chief Executive Officer of Nighthawk. At January 31, 2016, the balance owed was $nil (July 31, 2015 - $nil).

(2)
During the six months ended January 31, 2016, Nighthawk paid financial consulting fees of $40,000 (2015 - $40,000) to 2245448 Ontario Inc., a company controlled by Michael Leskovec, the Chief Financial Officer of Nighthawk. At January 31, 2016, the balance owed was $nil (July 31, 2015 - $nil).

(3)
During the six months ended January 31, 2016, Nighthawk paid geological consulting fees of $75,000 (2015 - $75,000) to Byron Geological Inc., a company controlled by Dr. Michael Byron, the current Chief Executive Officer and a Director of Nighthawk. At January 31, 2016, the balance owed was $12,500 (July 31, 2015 - $12,500).

13.       MANAGEMENT OF CAPITAL RISK

Nighthawk’s capital management objective is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metal deposits. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors.

Nighthawk raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements.  There can be no assurance that Nighthawk will be able to continue raising equity capital in this manner.

Establishing and adjusting capital requirements is a continuous management process. Exploration involves a high degree of “discovery” risk and substantial uncertainties about the ultimate ability of Nighthawk to achieve positive cash flows from operations. Consequently, management primarily funds Nighthawk’s exploration activities and administrative costs by issuing share capital rather than using other capital sources that require fixed repayments of principal or interest. Nighthawk will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Development activities may begin once a property’s mineral reserves are estimated and Nighthawk makes a positive production decision. At this point, management may consider other sources of financing such as senior debt or convertible debentures as a means to reduce equity dilution.

Nighthawk’s capital under management at January 31, 2016 includes share capital of $39,255,662 (July 31, 2015 - $39,255,662).

Nighthawk invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major Canadian financial institutions.

There were no changes in Nighthawk's approach to capital management during the year ended January 31, 2016 and Nighthawk is not subject to any externally imposed capital requirements other than the restricted cash held as guaranteed investment certificates at a Canadian chartered bank as security for the letters of credit posted with respect to Damoti Reclamation Obligation and the Colomac Security (note 5).

As of January 31, 2016, Nighthawk had no flow-through expenditure obligations remaining from a June 2014 financing.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

14.       MANAGEMENT OF FINANCIAL AND OTHER RISK

Nighthawk’s financial instruments are exposed to financial risks as summarized below:

(a)      Fair Value

The carrying amount of cash, amounts receivable, and accounts payable and accrued liabilities represent their fair value due to their short-term nature.  The fair value of the restricted cash and secured notes are equal to its carrying value. Fair value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price if one exists.

(b)      Credit Risk

Nighthawk's credit risk is primarily attributable to cash. Nighthawk has no significant concentration of credit risk arising from operations. Restricted cash consists of guaranteed investment certificates, which secure Nighthawk's two irrevocable standby letters of credit with a Canadian chartered bank (note 5) which Nighthawk considers to be a reputable financial institution. Management therefore believes the risk of loss to be remote.

(c)      Liquidity Risk

Nighthawk's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2016, Nighthawk had a cash balance of $837,415 (July 31, 2015 - $1,502,002) to settle current liabilities of $352,887 (July 31, 2015 - $131,675). All of Nighthawk's financial trade liabilities have contractual maturities of 30 days or less and are subject to normal trade terms.

(d)      Interest Rate Risk

Nighthawk’s cash primarily includes highly liquid bank deposits that do not earn interest. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2016. The restricted cash and secured notes are not subject to cash flow interest rate risk due to the fixed rate of interest thereon. Future cash flows from interest income on cash will be affected by interest rate fluctuations. Nighthawk manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. Nighthawk is exposed to interest rate price risk on fixed interest rate instruments.

(e)      Other Risk

Nighthawk is exposed to other risks as follows:

Commodity Price Risk

Nighthawk is exposed to price risk with respect to the commodity price of gold. Future declines in this commodity price may impact the future profitability of Nighthawk and the valuation of its mineral properties. A significant decline in gold prices may affect Nighthawk’s ability to obtain capital for the exploration and development of its mineral resource properties.

15.       SUBSEQUENT EVENT

Subsequent to period end, the Company entered into a definitive agreement dated as of February 24, 2016 (the “Definitive Agreement”) providing for the acquisition (the “Acquisition”) of Superior Copper Corporation ("Superior"), by way of a three-cornered amalgamation (the “Amalgamation”). Nighthawk and Superior are both publicly listed companies on the TSXV. Following the Acquisition, Nighthawk is expected to continue to trade on the TSXV and Superior will be delisted.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars
Unaudited

For the six months ended January 31, 2016

15.       SUBSEQUENT EVENT (continued)

Under the terms of the Definitive Agreement, Superior will amalgamate with a wholly-owned subsidiary of Nighthawk, and all of the issued and outstanding common shares of Superior (the "Superior Shares") will be acquired by Nighthawk from the existing holders thereof in consideration for the issuance of 0.32493545 of one common share of Nighthawk (each whole such common share, a “Nighthawk Share”) for each Superior Share so held, subject to the exercise of available dissent rights.

The Amalgamation will require the approval of at least 66.6% of the votes cast by shareholders of Superior at a special meeting of shareholders of Superior expected to be held as soon as practicable. The transaction is expected to close shortly thereafter.

It is anticipated that immediately following the closing of the Acquisition, an aggregate of approximately 112,739,407 Nighthawk Shares will be issued and outstanding, of which it is anticipated that 54,285,714 Nighthawk Shares will be held by former shareholders of Superior (representing approximately 48.2% of the Nighthawk Shares), and 58,453,693 Nighthawk Shares will be held by existing shareholders of Nighthawk (representing approximately 51.8% of the Nighthawk Shares).

The Definitive Agreement contains customary terms and conditions for a transaction of this nature, including covenants applicable to each such entity until closing of the Acquisition regarding their respective businesses and affairs. A copy of the Definitive Agreement is available under both Nighthawk’s and Superior’s issuer profiles on SEDAR at www.sedar.com.

Consolidated Financial Statements
For The Years Ended
July 31, 2015 and 2014

Presented in Canadian Dollars

November 24, 2015

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Nighthawk Gold Corp. (“Nighthawk”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to Nighthawk's circumstances. Nighthawk's significant accounting policies are summarized in note 3 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews Nighthawk's Management’s Discussion and Analysis to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Management recognizes its responsibility for conducting Nighthawk's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) "Dr. Michael Byron"	(Signed) "Michael Leskovec"
Dr. Michael Byron President & Chief Executive Officer	Michael Leskovec Chief Financial Officer

MNP LLP

Independent Auditors' Report

To the Shareholders of Nighthawk Gold Corp.:

We have audited the consolidated statement of financial position of Nighthawk Gold Corp. (the "Company") as at July 31, 2015 and July 31, 2014 and the consolidated statements of comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or misstatement.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform our audits to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or misstatement. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2015 and July 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw your attention to note 1 of the consolidated financial statements which indicate a material uncertainty which may cast significant doubt on the Company's ability to continue as a going concern.

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

November 24, 2015
Toronto, Ontario

Praxity MEMBER GLOBAL ALLIANCE OF INDEPENDENT FIRMS
Best Employers in Canada
ACCOUNTING › CONSULTING › TAX
300 – 111 RICHMOND STREET W, TORONTO, ON M5H 2G4
1.877.251.2922 P: 416.596.1711 F: 416.596.7894 mnp.ca

D - 24

NIGHTHAWK GOLD CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Presented in Canadian Dollars

As at July 31,	2015	2014
ASSETS		
Current Assets		
Cash	**$ 1,502,002**	$ 7,821,278
Amounts receivable	**245,184**	292,237
Prepaid expenses and supplies	**273,451**	639,517
	2,020,637	8,753,032
Non-current Assets		
Restricted cash *(note 5)*	**4,479,000**	4,479,000
Equipment *(note 6)*	**-**	85,000
Exploration and evaluation assets *(note 7)*	**37,755,094**	32,793,195
	42,234,094	37,357,195
	$ 44,254,731	$ 46,110,227
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 131,675**	$ 1,632,591
Non-current Liabilities		
Provision for service obligation *(note 8)*	**3,012,314**	3,023,651
Reclamation provision *(note 9)*	**401,150**	401,150
Deferred income tax liability *(note 11)*	**1,039,010**	1,198,256
	4,452,474	4,623,057
SHAREHOLDERS' EQUITY		
Share capital *(note 10(a))*	**39,255,662**	39,116,944
Warrants and broker warrants *(note 10(b))*	**1,496,523**	1,496,523
Share-based payment reserve *(note 10(c))*	**7,649,204**	6,903,035
Accumulated deficit	**(8,730,807)**	(7,661,923)
	39,670,582	39,854,579
	$ 44,254,731	$ 46,110,227

Going Concern (note 1)
Subsequent Event (note 17)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board:
(Signed) "Luc Lessard"	(Signed) "Morris Prychidny"
Director	Director

NIGHTHAWK GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Presented in Canadian Dollars

The accompanying notes are an integral part of the consolidated financial statements

NIGHTHAWK GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Presented in Canadian Dollars

The accompanying notes are an integral part of the consolidated financial statements

NIGHTHAWK GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Presented in Canadian Dollars

Supplementary Cash Flow Information (note 13)

The accompanying notes are an integral part of the consolidated financial statements

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

1.       NATURE OF OPERATIONS

Nighthawk Gold Corp. (“Nighthawk” or the "Company"), formerly known as Merc International Minerals Inc., was incorporated on January 8, 2004 under the Business Corporations Act (Ontario), and is a publicly listed Canadian junior resource company with exploration and evaluation assets in Canada. Nighthawk is engaged in the identification, acquisition, exploration and evaluation of gold properties. On April 30, 2012, the Company changed its name from Merc International Minerals Inc. to Nighthawk Gold Corp. Nighthawk is listed on the TSX Venture Exchange and trades under the symbol NHK. To date, Nighthawk has not earned any revenue from operations. Nighthawk's registered office is located at Suite 410, 150 York Street, Toronto, Ontario, Canada, M5H 3S5.

The consolidated financial statements for the years ended July 31, 2015 and 2014 have been approved for issue by the Board of Directors on November 24, 2015.

During the year ended July 31, 2015, Nighthawk incurred a loss of $1,068,884 (2014 - $377,494) and as at that date, Nighthawk had accumulated a deficit of $8,730,807 (July 31, 2014 - $7,661,923), working capital of $1,888,962 (July 31, 2014 - $7,120,441) and negative cash flows from operations of $1,721,075 (2014 - positive cash flows of $44,462).

These consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business for the foreseeable future, which is at least, but not limited to, one year from July 31, 2015. However, Nighthawk is in the exploration stage and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permitting; challenges in future profitable production or, alternatively Nighthawk's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic, precious and base metal price volatility; all of which are uncertain. As a result of these risks, there is no assurance that Nighthawk's funding initiatives will continue to be successful and these consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. Changes in future conditions could require material writedowns of the carrying value of exploration and evaluation assets.

2.       BASIS OF PRESENTATION

These consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) and have been consistently applied to all the years presented. The principal accounting policies applied in the preparation of these audited consolidated financial statements are set out below.

These consolidated financial statements have been prepared under the historical cost convention, except fair value through profit and loss assets which are carried at fair value, and have been prepared using the accrual basis of accounting except for cash flow information.

The consolidated statement of cash flows shows the changes in cash arising during the year from operating activities, investing activities and financing activities.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

3.       SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of Consolidation

The consolidated financial statements comprise the accounts of Nighthawk and the assets, liabilities, revenues and expenses of its wholly-owned and controlled subsidiary, Golden Sierra Inc., which was inactive during the year ended July 31, 2014 and 2013.

Subsidiary

A subsidiary is an entity over which Nighthawk has the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control commences until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions and balances are eliminated. Unrealized gains and losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Nighthawk.

(b)      Business Combinations

Business combinations are accounted for using the acquisition method of accounting, whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill.

If a transaction does not meet the definition of a business combination as per IFRS standards, the transaction is recorded as an acquisition of an asset.

(c)      Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is Nighthawk’s functional currency. The functional currency of Nighthawk’s subsidiary is also the Canadian dollar. The functional currency of Nighthawk’s consolidated entity is measured using the currency of the primary economic environment in which that entity operates.

(d)      Financial Instruments

(i)       Non-derivative financial assets

Nighthawk initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which Nighthawk becomes a party to the contractual provisions of the instrument.

Nighthawk derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by Nighthawk is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, Nighthawk has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Nighthawk's non-derivative financial assets are comprised of loans and receivables, cash and restricted cash.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)      Financial Instruments (continued)

(i)       Non-derivative financial assets (continued)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)       Non-derivative financial liabilities

Nighthawk initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which Nighthawk becomes a party to the contractual provisions of the instrument.

Nighthawk derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, Nighthawk has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Nighthawk's non-derivative financial liabilities comprise accounts payable and accrued liabilities and the Secured Notes.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(e)      Cash

Cash includes balances held with a Canadian chartered bank.

(f)      Exploration and Evaluation Assets

Exploration and evaluation costs, including the costs of acquiring claims, are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. General and administrative costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. Pre-exploration costs are expensed unless it is considered probable that they will generate future economic benefits. When a claim is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

Exploration and evaluation assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount (note 3(h)).

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)      Exploration and Evaluation Assets (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment and intangibles.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mining interests. Nighthawk has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

(g)      Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until such time as the assets are substantially ready for their intended use. Qualifying assets are those that necessarily take a substantial period of time to prepare for its intended use or sale. All other borrowing costs are recognized as interest or accretion expense in the statement of loss in the period in which they are incurred. Nighthawk capitalizes that portion of its borrowing costs related to the Secured Notes  which relate to the acquisition of the Colomac Gold Project.

(h)      Impairment

(i)       Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

(ii)       Non-financial assets

The carrying amounts of Nighthawk's non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit).

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)      Impairment (continued)

(ii)       Non-financial assets (continued)

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)      Share-Based Payment Transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense or capitalized to exploration and evaluation assets for grants to individuals working directly on mineral properties, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no adjustment for differences between expected and actual outcomes. Fair values of share-based payments (including stock options) are determined based on estimated fair values at the time of grant using the Black-Scholes option pricing model using the management assumptions disclosed in note 10 (b) and note 10 (c) for warrants and stock options, respectively. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including Directors of Nighthawk.

Share-based payment arrangements in which Nighthawk receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. These transactions are measured at the fair value of goods or services received, unless that fair value cannot be estimated reliably, in which case, they are measured indirectly, by reference to the fair value of the equity instruments granted.

(j)      Provisions and Asset Retirement Obligations

A provision is recognized if, as a result of a past event, Nighthawk has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions, including asset retirement obligations, are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)      Income Tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)      Share Capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Flow-through Shares

To the extent that Nighthawk issues common shares to subscribers on a flow-through basis at a premium to the market value of non-flow through common shares, any such premium is recorded as a liability on Nighthawk's consolidated statement of financial position at the time of subscription. This liability is reduced, on a pro-rata basis, as Nighthawk fulfills its expenditure renunciation obligation associated with such flow-through share issuances, with an offsetting amount recognized as income.

A deferred income tax liability equal to the tax value of flow-through expenditures renounced is recognized once Nighthawk has fulfilled its obligations associated with the renunciation of related flow-through expenditures. In respect of a retrospective renunciation, such obligation is considered to have been fulfilled once related renunciation filings have been made with the appropriate taxation authorities. In respect of prospective renunciation (i.e., a look-back renunciation), the obligation is considered to be fulfilled once related flow-through expenditures have been incurred.

(m)                Valuation of Equity Instruments in Private Placements

Nighthawk has adopted a relative fair value method with respect to the measurement of common shares and warrants issued as private placement units. Warrants attached to units are valued using the Black-Scholes option pricing model and the share price at the time of financing, and the shares are valued based on quoted market price. The proceeds from the issue of units are allocated between share capital and reserve for warrants. If and when the warrants are exercised, the applicable amounts of reserve for warrants are transferred to share capital. Any consideration paid on the exercise of the warrants is credited to capital stock. For those warrants that expire after vesting, the recorded value is transferred to share-based payment reserve.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)                Valuation of Equity Instruments in Private Placements (continued)

Warrants issued in connection with the Secured Notes were valued using the Black-Scholes option pricing model.

(n)      Net Loss Per Share

Nighthawk presents basic and fully diluted net loss per share data for its common shares. Basic net loss per share is calculated by dividing the net loss attributable to common shareholders of Nighthawk by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Fully diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants and stock options granted. The effect on the diluted net loss per share of the exercise of the stock options and warrants described in note 12 would be anti-dilutive.

(o)      Changes in Accounting Policies

Effective August 1, 2014, Nighthawk has adopted the following new standard. This change was made in accordance with the applicable transitional provisions.

(i)
In May 2013, the IASB issued IFRIC 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Nighthawk has assessed and determined that the amendments to IFRIC 21 did not have a material financial impact upon the audited consolidated financial statements.

(p)      Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB are mandatory for accounting periods after July 31, 2015 or later periods. Many are not applicable or do not have a significant impact to Nighthawk and have been excluded from the discussion below. The following has not yet been adopted and is being evaluated to determine its impact on Nighthawk.

(i)
IFRS 9, Financial Instruments, (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Nighthawk will evaluate the impact of adopting IFRS 9 on its consolidated financial statements, including the possibility of early adoption in future periods.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

4.       CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT JUDGEMENTS

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation and judgemental uncertainty that management has made at the consolidated statement of financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)
Nighthawk assesses the carrying value of exploration and evaluation assets at each reporting period to determine whether any indication of impairment exists. When an impairment exists, the calculation of recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable metals, and operating performance;

(ii)	the calculation of the fair value of warrants, broker warrants and stock options issued by Nighthawk requires the use of estimates of inputs in the Black-Scholes option pricing valuation model;

(iii)
the calculation of the reclamation liability and provision for service obligation, being the present value of the estimated costs to restore the properties is discounted at rates which reflect current market assessments and the risks specific to the liability. The calculation requires management to estimate the total restoration costs, timing of remediation and an appropriate discount rate; and

(iv)	valuation of deferred income taxes.

5.       RESTRICTED CASH

During the year ended July 31, 2011, Nighthawk posted two irrevocable standby letters of credit with a Canadian chartered bank in the amount of $401,000 (collectively, the "Permit LOC's") to provide security under its land use permit and water access licence for the existing reclamation work associated with the Damoti Reclamation Obligation (notes 7 and 9) as well as with its exploration activities relating to the Indin Lake Gold Property in the Northwest Territories, Canada. In March 2012, Nighthawk posted additional security of $78,000 (the "Additional Security") upon receiving approval on its updated land use permit, which was submitted to support its expanded exploration activities on its Indin Lake Gold Property. The updated land use permit is valid until February 2017 and the water access licence is valid until February 2019. The Permit LOC's are secured by guaranteed investment certificates (the "Permit GIC's") at a Canadian chartered bank for the same amount. The Permit GIC's and the Additional Security may be recovered by Nighthawk at expiration of the land use permit and water access licence in absence of any environmental disturbances provided Nighthawk carries out activities to satisfy the Damoti Reclamation Obligation.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

5.       RESTRICTED CASH (continued)

On January 26, 2012, under the terms of its agreement to acquire 100% ownership of the mineral claims and leases of the former producing Colomac Gold Mine (the “Colomac Gold Project”) (note 7), Nighthawk entered into three letters of credit totaling $5,000,000 at a Canadian chartered bank in favour of Aboriginal Affairs and Northern Development Canada (“AANDC”) to secure Nighthawk's service obligation to perform reclamation services on three other sites as follows: $3,000,000 for the Diversified site, $1,000,000 for the Spider Lake site and $1,000,000 for the Chalco Lake site (collectively, the "Colomac LOC's") (note 8). The Colomac LOC's are secured by guaranteed investment certificates (the "Colomac GIC's") at a Canadian chartered bank for the same amounts. Upon completion of the service obligation with respect to each reclamation site to the satisfaction of an independent third party engineer, the Colomac LOC's with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated.

In Fiscal 2013, the reclamation activities at the Chalco Lake site were completed and the approval of the third party engineer was obtained. As a result, the Colomac LOC with respect to the Chalco Lake site was released and the hold restriction on $1,002,808 (including accrued interest of $2,808) was eliminated at that time (note 8).

6.       EQUIPMENT

7.       EXPLORATION AND EVALUATION ASSETS

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

7.       EXPLORATION AND EVALUATION ASSETS (continued)

Indin Lake Gold Property

In August 2008, Nighthawk acquired 6 mining leases and 6 mining claims (the "Damoti Lake Property") which lie within Nighthawk's Indin Lake Gold Property in the Indin Lake Greenstone Belt located approximately 200 kilometres north of Yellowknife, Northwest Territories. The Damoti Lake Property is subject to an existing 2% net smelter return royalty. Upon acquisition, a reclamation obligation existed at the Damoti Lake Property (the “Damoti Reclamation Obligation”). At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Nighthawk has since carried out environmental assessments using a third party specialist and has estimated the cost of the Damoti Reclamation Obligation to be $401,150 (note 9). Nighthawk has capitalized the Damoti Reclamation Obligation, and related assessment costs, as acquisition costs related to the Damoti Lake Property as the liability was assumed at acquisition. During the years ended July 31, 2015, Nighthawk incurred $64,231 (years ended 2014 - $62,297) of assessment costs which have been capitalized as acquisition costs.

Under agreements dated January 7, 2011, and as amended on April 4, 2013, Nighthawk acquired a 100% interest in 15 mining leases and 3 mining claims (the "Indin Lake Properties") within the Indin Lake Greenstone Belt, subject to existing net smelter royalties on certain claims ranging from 2% to 5%, by making payments totalling $725,000 in tranches as follows:

-	Upon execution of the agreement: $150,000 (paid);

-	By July 31, 2012: $100,000 (paid in cash);

-	By April 12, 2013: $225,000 (paid in cash); and

-
By July 31, 2014: $250,000 - paid through the issuance of 438,596 common shares (the number of common shares issued was calculated based on the 30-day volume weighted average share price as of July 28, 2013 ($0.57); the fair value of the common shares issued was $263,158, calculated based on the closing common share price of Nighthawk on July 28, 2014 ($0.60) (note 10(a)), resulting in a loss on settlement of mineral property option payment of $13,158).

In January and April 2011, Nighthawk staked 107 additional mining claims in the Northwest Territories which link the Indin Lake Properties and the Damoti Lake Property, thereby consolidating much of the Indin Lake Gold Property's ground.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

7.       EXPLORATION AND EVALUATION ASSETS (continued)

In January 2012, Nighthawk completed an agreement to acquire 100% ownership of the mineral claims and leases of the Colomac Gold Project, located within the Indin Lake Greenstone Belt and contiguous to and surrounded by Nighthawk's existing Indin Lake Gold Property in the Northwest Territories, from AANDC. As consideration for the Colomac Gold Project, Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC: the Diversified, Chalco Lake, and Spider Lake sites. The obligation for the reclamation services is to be carried out on behalf of AANDC to a maximum of $5,000,000 (note 8).

Under an agreement dated December 18, 2013, Nighthawk was granted an option to acquire a 100% interest in 4 contiguous mining leases adjacent to Nighthawk's existing Indin Lake Gold Property. To exercise this option, Nighthawk is required to make payments totalling $1,550,000 in tranches as follows:

-	Upon execution of the agreement: $125,000 in cash (paid);

-	Upon execution of the agreement: $125,000 (paid through the issuance of 353,669 common shares);

-
On or before December 31, 2014: $300,000 (settled by payment of $150,000 in cash and the issuance of 462,392 common shares valued at $138,718. The number of common shares issued was calculated based on the 30-day volume weighted average share price as of December 5, 2014 ($0.324); the fair value of the common shares issued was calculated based on the closing common share price on December 5, 2014 ($0.30), resulting in a gain on settlement of mineral property option payment of $11,282) (note 10(a));

-	On or before December 31, 2015: $450,000; and

-	On or before December 31, 2016: $550,000.

Nighthawk has the option to satisfy one-half of each of the option payments in common shares, subject to receipt of requisite approval including the approval of the TSX Venture Exchange. If the option is exercised, the vendor would also retain a net smelter royalty of 2.5% on any minerals produced from these claims, of which 1.5% can be repurchased by Nighthawk for $1,500,000.

8.       PROVISION FOR SERVICE OBLIGATION

As consideration for the Colomac Gold Project (note 7), Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC: Diversified, Chalco Lake, and Spider Lake. The obligation for the reclamation services is to be carried out on behalf of AANDC to a maximum of $5,000,000. Upon closing, Nighthawk entered into the Colomac LOC's totaling $5,000,000 in favour of AANDC to secure Nighthawk's obligation to perform the services for each site. The Colomac LOC's are secured by the Colomac GIC's at a Canadian chartered bank for the same amounts (note 5). Nighthawk did not assume the reclamation liabilities of these three sites. Upon completion of the service obligation with respect to each site to the satisfaction of an independent third party engineer, the Colomac LOC's with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated. In March 2013, the reclamation activities at the Chalco Lake site were completed upon approvals of the third party engineer.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

9.       RECLAMATION PROVISION

Upon acquisition of the Damoti Lake Property (note 7), the Damoti Reclamation Obligation existed at the Damoti Lake Property. At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Nighthawk has since carried out environmental assessments using a third party specialist and estimated the cost of the Damoti Reclamation Obligation to be $401,150. Nighthawk posted the Permit GIC's, to secure the Permit LOC's, and remitted the Additional Security for an amount of $479,000 (note 5) to provide security under its land use permit and water access licence for the Damoti Reclamation Obligation as well as for exploration activities relating to the Indin Lake Gold Property.

10.       SHARE CAPITAL

(a)                Common Shares

Authorized Capital - Unlimited common shares
Issued

On May 8, 2014, Nighthawk completed a share consolidation on the basis of one post-consolidated common share for every five pre-consolidated common shares (the "Share Consolidation"). The Share Consolidation reduced Nighthawk's 187,763,533 issued and outstanding common shares to 37,552,705 post-consolidation common shares. The exercise price of outstanding stock options, and the number of such options, were also proportionately adjusted based upon the Share Consolidation. All historical information presented in the financial statements has been adjusted to reflect the Share Consolidation. On June 25, 2014, Nighthawk completed a brokered private placement financing of 17,262,500 flow-through units (“June 2014 FT Units”) at a price of $0.40 per June 2014 FT Unit and 2,737,500 units (the “June 2014 Units”) at a price of $0.40 per June 2014 Unit for gross proceeds of $8,000,000 (the “June 2014 Offering”). Each June 2014 FT Unit and each June 2014 Unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “June 2014 Warrant”).  Each June 2014 Warrant entitles the holder to acquire one common share at an exercise price of $0.50 per share until December 25, 2015. Share issue costs with respect to the June 2014 Offering included a cash commission to agents equal to 6% of the gross proceeds and 1,200,000 broker warrants (the “June 2014 Broker Warrants”) each of which is exercisable to acquire one common share at a price of $0.45 until December 25, 2015.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

10.       SHARE CAPITAL (continued)

(b)      Warrants

On September 21, 2013, 2,830,240 warrants and 425,848 broker warrants relating to a private placement in March 2013 expired unexercised.

During the year ended July 31, 2015, no warrants were issued. During the year ended July 31, 2014, the following warrants were issued and valued using the Black-Scholes option pricing model parameters listed below (in each case with no dividends and a nil forfeiture rate):

A summary of Nighthawk’s outstanding warrants (including broker warrants) at July 31, 2015 is presented below:

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Volatility is based on the historical volatility of Nighthawk. Changes in the underlying assumptions can materially affect the fair value estimates.

Brokers warrants issued to non-employees have been valued using the fair value of the equity instruments granted in the absence of a reliable estimate of the fair value of the goods or services rendered.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

10.       SHARE CAPITAL (continued)

(c)      Contributed Surplus

Share-based Payment Reserve

Stock Options

Nighthawk has a stock option plan under which stock options may be granted to Nighthawk’s directors, senior officers, employees, consultants and consultant companies. The stock option plan: (i) provides that the number of common shares reserved for issuance, within a one year period, to any one optionee, shall not exceed 5% of the outstanding common shares; (ii) provides the maximum number of common shares reserved for issuance pursuant to options granted to insiders may not exceed 10%; (iii) and contains other provisions to ensure the stock option plan is compliant with stock exchange regulations. The options granted vest immediately or as otherwise determined by Nighthawk's Board of Directors.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

10.       SHARE CAPITAL (continued)

(c)      Contributed Surplus (continued)

During the years ended July 31, 2014 and 2015, the following stock options, which vested immediately, were issued and valued using the Black-Scholes option pricing model parameters listed below (in each case with no dividends and a nil forfeiture rate):

A summary of Nighthawk’s outstanding stock options at July 31, 2015 is presented below:

The weighted average exercise price of the outstanding and exercisable options was $0.42. The weighted average remaining contractual life of outstanding options is 3.8 years.

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Volatility is based on the historical volatility of Nighthawk. Changes in the underlying assumptions can materially affect the fair value estimates.

The options issued to non-employees were valued using the fair value of the equity instrument granted in the absence of a reliable estimate of the fair value of the goods or services received.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

11.       INCOME TAXES

Income taxes has been calculated as follows:

Nighthawk’s deferred tax liability is comprised of the following temporary differences:

At July 31, 2015, Nighthawk had unclaimed non-capital losses that expire as follows:

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

12.       NET LOSS PER SHARE

Net loss per share has been calculated using the weighted average number of shares outstanding during the years ended July 31, 2015 and 2014.

Fully diluted weighted average common shares outstanding for the years ended July 31, 2015 and 2014 are not reflective of the outstanding stock options, warrants and broker warrants as their exercise would be anti-dilutive in the loss per share calculation.

13.       SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities include the following:

Cash and cash equivalents consist of the following:

14.       RELATED PARTY DISCLOSURES

(a)      Director and Executive Management Compensation

Directors and executive management's compensation for the years ended July 31, 2015 and 2014 consisted of the following:

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

14.       RELATED PARTY DISCLOSURES (continued)

(a)      Director and Executive Management Compensation (continued)

Directors and executive management received the following stock options during the years ended July 31, 2015 and 2014:

The total fair value of stock options granted to directors and executive management for the years ended July 31, 2015 was $319,787 (2014 - $207,428). All of the stock options granted vested immediately on the date of grant and have a contractual life of 5 years from the date of grant.

(b)      Director and Executive Management Transactions

The aggregate value of transactions and outstanding balances relating to entities over which directors and executive management have control or significant influence were as follows:

(1)
During the year ended July 31, 2015, Nighthawk paid consulting fees of $135,000 (2014 - $135,000) to Heather Grace & Co., a company controlled by David Wiley, the Chief Executive Officer and a Director of Nighthawk. At July 31, 2015, the balance owed was $nil (July 31, 2014 - $nil).

(2)
During the year ended July 31, 2015, Nighthawk paid financial consulting fees of $46,667 (2014 - $nil) to 2245448 Ontario Inc., a company controlled by Michael Leskovec, the Chief Financial Officer of Nighthawk. At July 31, 2015, the balance owed was $nil (July 31, 2014 - $nil).

(3)
During the year ended July 31, 2015, Nighthawk paid geological consulting fees of $146,250 (2014 - $135,000) to Byron Geological Inc., a company controlled by Dr. Michael Byron, a Director of Nighthawk. At July 31, 2015, the balance owed was $12,500 (July 31, 2014 - $11,250).

15.       MANAGEMENT OF CAPITAL RISK

Nighthawk’s capital management objective is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning and obtain sufficient funding to further the identification and development of precious metal deposits. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

15.       MANAGEMENT OF CAPITAL RISK (continued)

Nighthawk raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements.  There can be no assurance that Nighthawk will be able to continue raising equity capital in this manner.

Establishing and adjusting capital requirements is a continuous management process. Exploration involves a high degree of “discovery” risk and substantial uncertainties about the ultimate ability of Nighthawk to achieve positive cash flows from operations. Consequently, management primarily funds Nighthawk’s exploration activities and administrative costs by issuing share capital rather than using other capital sources that require fixed repayments of principal or interest. Nighthawk will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Development activities may begin once a property’s mineral reserves are estimated and Nighthawk makes a positive production decision. At this point, management may consider other sources of financing such as senior debt or convertible debentures as a means to reduce equity dilution.

Nighthawk’s capital under management at July 31, 2015 includes share capital of $39,255,662 (July 31, 2014 - $39,116,944).

Nighthawk invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major Canadian financial institutions.

There were no changes in Nighthawk's approach to capital management during the year ended July 31, 2015 and Nighthawk is not subject to any externally imposed capital requirements other than the restricted cash held as guaranteed investment certificates at a Canadian chartered bank as security for the letters of credit posted with respect to Damoti Reclamation Obligation and the Colomac Security (note 5).

As of July 31, 2015, Nighthawk had $1,152,994 of flow-through expenditure obligations remaining, which must be expended by December 31, 2015.

16.       MANAGEMENT OF FINANCIAL AND OTHER RISK

Nighthawk’s financial instruments are exposed to financial risks as summarized below:

(a)      Fair Value

The carrying amount of cash, amounts receivable, and accounts payable and accrued liabilities represent their fair value due to their short-term nature.  The fair value of the restricted cash is equal to its carrying value. Fair value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price if one exists.

(b)      Credit Risk

Nighthawk's credit risk is primarily attributable to cash. Nighthawk has no significant concentration of credit risk arising from operations. Restricted cash consists of guaranteed investment certificates, which secure Nighthawk's two irrevocable standby letters of credit with a Canadian chartered bank (note 5) which Nighthawk considers to be a reputable financial institution. Management therefore believes the risk of loss to be remote.

NIGHTHAWK GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Presented in Canadian Dollars

For the years ended July 31, 2015 and 2014

16.       MANAGEMENT OF FINANCIAL AND OTHER RISK (continued)

(c)      Liquidity Risk

Nighthawk's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2015, Nighthawk had a cash balance of $1,502,002 (July 31, 2014 - $7,821,278) to settle current liabilities of $131,675 (July 31, 2014 - $1,632,591). All of Nighthawk's financial trade liabilities have contractual maturities of 30 days or less and are subject to normal trade terms.

(d)      Interest Rate Risk

Nighthawk’s cash primarily includes highly liquid bank deposits that do not earn interest. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of July 31, 2015. Restricted cash is not subject to cash flow interest rate risk due to the fixed rate of interest thereon. Future cash flows from interest income on cash will be affected by interest rate fluctuations. Nighthawk manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. Nighthawk is exposed to interest rate price risk on fixed interest rate instruments.

(e)      Other Risk

Nighthawk is exposed to other risks as follows:

Commodity Price Risk

Nighthawk is exposed to price risk with respect to the commodity price of gold. Future declines in this commodity price may impact the future profitability of Nighthawk and the valuation of its mineral properties. A significant decline in gold prices may affect Nighthawk’s ability to obtain capital for the exploration and development of its mineral resource properties.

17.       SUBSEQUENT EVENT

On November 20, 2015, Nighthawk completed a non-brokered private placement offering of secured notes (the “Secured Notes”) for a principal amount of $850,000. The Secured Notes pay interest at a rate of 12% per annum, compounded monthly, and are payable in cash semi-annually. The Secured Notes mature on May 20, 2017, and are secured by a general security agreement on the real and personal property of Nighthawk. Nighthawk can prepay the Secured Notes without penalty, provided that any interest owed to the date of prepayment is also paid to the Secured Note holders. In connection with the issuance of the Secured Notes, 3,400,000 warrants (the “Secured Note Warrants”) were issued and entitle each Secured Note Warrant holder to acquire one common share at an exercise price of $0.15 per share until May 20, 2013.

18.       COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's audited consolidated financial statement presentation.

Schedule E – Nighthawk Interim MD&A and Annual MD&A

NIGHTHAWK GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2016

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the results and financial condition of Nighthawk Gold Corp. (“Nighthawk” or the “Company”) and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the six months ended January 31, 2016 (“Q2 2016”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are in Canadian dollars, unless otherwise noted. The date of this MD&A is March 31, 2016. Nighthawk’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NHK” and its most recent filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed through the Internet at www.sedar.com.

The " Qualified Person" under the guidelines of National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) for Nighthawk’s exploration projects in the following discussion and analysis is Dr. Michael J. Byron, P.Geo., a Registered Professional Geologist of Ontario and the Northwest Territories and the President, Chief Executive Officer and a Director of Nighthawk. The scientific and technical information concerning such properties contained herein has been reviewed by Dr. Byron.

1.	DESCRIPTION OF BUSINESS

Nighthawk is a Canadian-based exploration company focused on acquiring and developing gold mineral properties in the Northwest Territories (“NWT”). With the acquisition of the mineral claims and leases of the Colomac Gold Project (see Section 2.1 – Acquisitions and Option Agreements), Nighthawk’s Indin Lake Gold Property comprises a total land package of 222,203 acres or 900 square kilometres (“km”) in the Indin Lake Greenstone Belt, located approximately 200 km north of Yellowknife, NWT.

Nighthawk has focused its activities to offer shareholders leverage to gold by acquiring and staking exploration properties including those with historic resource estimates that have the geological potential to be enhanced through both modern day exploration and higher gold prices. Since its incorporation, mineral exploration has been Nighthawk’s sole business. Nighthawk has not conducted any revenue generating operations to date. As at January 31, 2016, Nighthawk had working capital of $0.62 million (including cash of $0.84 million), exploration and evaluation assets of $37.91 million, restricted cash of $4.48 million, and long-term liabilities, which primarily consisted of a provision for service obligation of $3.01 million, Secured Notes of $0.80 million, and a deferred income tax liability of $0.51 million.

On November 20, 2015, Nighthawk completed a non-brokered private placement offering of secured notes (the “Secured Notes”) for a principal amount of $0.85 million. The Secured Notes pay interest at a rate of 12% per annum, compounded monthly, and are payable in cash semi-annually. The Secured Notes mature on May 20, 2017, and are secured by a general security agreement on the the Company’s real and personal property. Nighthawk can prepay the Secured Notes without penalty, provided that any interest owed to the date of prepayment is also paid to the Secured Note holders. In connection with the issuance of the Secured Notes, 3,400,000 warrants (the “Secured Note Warrants”) were issued and entitle each Secured Note Warrant holder to acquire one common share at an exercise price of $0.15 per share until May 20, 2017.

Subsequent to period end, the Company entered into a definitive agreement dated as of February 24, 2016 (the “Definitive Agreement”) providing for the acquisition (the “Acquisition”) of Superior Copper Corporation (“Superior"), by way of a three-cornered amalgamation (the “Amalgamation”). Nighthawk and Superior are both publicly listed companies on the TSXV. Following the Acquisition, Nighthawk is expected to continue to trade on the TSXV and Superior will be delisted.

Under the terms of the Definitive Agreement, Superior will amalgamate with a wholly-owned subsidiary of Nighthawk, and all of the issued and outstanding common shares of Superior (the “Superior Shares”) will be acquired by Nighthawk from the existing holders thereof in consideration for the issuance of 0.32493545 of one common share of Nighthawk (each whole such common share, a “Nighthawk Share”) for each Superior Share so held, subject to the exercise of available dissent rights.

The Amalgamation will require the approval of at least 66.6% of the votes cast by shareholders of Superior at a special meeting of shareholders of Superior expected to be held in May 2016. The transaction is expected to close shortly thereafter.

It is anticipated that immediately following the closing of the Acquisition, an aggregate of approximately 112,739,407 Nighthawk Shares will be issued and outstanding, of which it is anticipated that 54,285,714 Nighthawk Shares will be held by former shareholders of Superior (representing approximately 48.2% of the Nighthawk Shares), and 58,453,693 Nighthawk Shares will be held by existing shareholders of Nighthawk (representing approximately 51.8% of the Nighthawk Shares).

The Definitive Agreement contains customary terms and conditions for a transaction of this nature, including covenants applicable to each such entity until closing of the Acquisition regarding their respective businesses and affairs. A copy of the Definitive Agreement is available under both Nighthawk’s and Superior’s issuer profiles on SEDAR.

With the acquisition of Superior, Nighthawk will acquire approximately $3.70 million of cash (after deducting transaction costs), which will be used for further exploration and development of the Company’s flagship Indin Lake Gold Property and for working capital purposes.

2.	EXPLORATION AND EVALUATION ACTIVITIES

INDIN LAKE GOLD PROPERTY

The Indin Lake area resides within a historic gold camp which has been largely ignored for almost twenty-five years, rendering it vastly underexplored with numerous untested prospective targets. Several gold deposits and showings lie within this belt, the most significant being the former producing Colomac open pit gold mine, which was acquired by Nighthawk in January 2012 (see Section 2.1 – Acquisitions and Option Agreements).

Nighthawk has significantly expanded the number of gold exploration targets within its Indin Lake Gold Property area that lies along the West Bay – Indin Lake Fault Zone, a regional structure that extends over 200 km from the shores of Great Slave Lake to areas north of the Indin Lake Greenstone Belt. This fault zone contains both the Giant and Con gold mines (approximately 13 million oz Au of production) to the south and the Colomac Gold Project (historic production of 527,908 oz Au) within its northern extent. Management believes this structure has played a major role in the development and localization of the Indin Lake gold mineralization; much the same role as that of other large regional fault zones, such as the Destor-Porcupine Fault’s influence on gold deposit formation within the Timmins gold camp. The Indin Lake Greenstone Belt remains one of the few underexplored historic gold camps in Canada. See Figure 1 for a map of Nighthawk’s Indin Lake Gold Property Land Package.

2.1           Acquisitions and Option Agreements

In August 2008, Nighthawk acquired 6 mining leases and 6 mining claims within the Indin Lake Greenstone Belt (the “Damoti Lake Property”), subject to an existing 2% net smelter royalty. Upon acquisition, a reclamation obligation existed at the Damoti Lake Property (the “Damoti Reclamation Obligation”). At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Environmental assessments have since been carried out using a third party specialist and the cost of the Damoti Reclamation Obligation is estimated to be $0.40 million. Costs related to the Damoti Lake Obligation are capitalized as acquisition costs related to the Damoti Lake Property as the liability was known and assumed at acquisition.

Under agreements dated in January 2011, and as amended in April 2013, the Company acquired a 100% interest in 15 mining leases and 3 mining claims located within the Indin Lake Greenstone Belt (the “Indin Lake Claims/Leases”), subject to existing net smelter royalties on certain claims ranging from 2% to 5%. To earn a 100% interest, option payments totalling $0.73 million are required in tranches as follows:

•	Upon execution of the agreement: $0.15 million (paid);
•	By July 31, 2012: $0.10 million (paid);
•	By July 31, 2013: $0.23 million (paid); and

•	By July 31, 2014: $0.25 million (paid through the issuance of 438,596 common shares).

In January and April 2011, the Company staked 107 additional mining claims in the Indin Lake Greenstone Belt in the NWT, thereby linking the Damoti Lake Property with the Indin Lake Claims/Leases and consolidating much of the Indin Lake Gold Camp’s ground to form the Indin Lake Gold Property.

Figure 1
Indin Lake Gold Property Land Package
Acquisition of the Colomac Gold Project

On January 26, 2012, the Company completed an agreement (the “Colomac Agreement”) to acquire 100% of the mineral claims and leases of the former producing Colomac Gold Project in the NWT from Aboriginal Affairs and Northern Development Canada (“AANDC”). The Colomac Gold Project lies within the central portion of Nighthawk's 229,791 acre Indin Lake Gold Property. Through the acquisition, approximately 90% of the Indin Lake Greenstone Belt was consolidated. The Colomac Gold Project contains at least five separate gold deposits open in all directions (Colomac Main, Grizzly Bear, Goldcrest, Dyke Lake, and 24/27), only one of which, the Colomac Main Deposit, was historically mined. Intermittent mining from 1990 to 1997 was limited to one of three shallow open pits developed on a steeply dipping quartz-feldspar porphyry intrusion (Colomac sill). Historical production is reported to be 527,908 oz Au with an average head grade of 1.66 g/t Au. Mining activities exploited only a small portion of the sill’s 7 km mineralized strike length.  All mining and processing equipment and infrastructure have been removed from the Colomac Gold Project.

As consideration for the Colomac Gold Project, Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, being the Diversified, Chalco Lake, and Spider Lake sites. The obligation for the reclamation services being carried out on behalf of AANDC totals a maximum of $5.00 million. Upon closing, security in the form of letters of credit totalling $5.00 million ($3.00 million for the Diversified site, $1.00 million for the Chalco Lake site and $1.00 million for the Spider Lake site) was posted in favour of AANDC (collectively, the “Colomac LOC’s”) to secure the obligation to perform the services for each site. The Colomac LOC's are secured by guaranteed investment certificates at a Canadian chartered bank for the same amounts (the “Colomac GIC’s”). The Company has not assumed the reclamation liabilities of these three sites and is not responsible for any historical environmental liabilities associated with the Colomac Gold Project. Upon completion of the reclamation services to the satisfaction of an independent third party engineer, the Colomac LOC’s with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated. See Section 3 – Service Obligation Under Terms of Colomac Agreement for further details. In March 2013, the reclamation activities at the Chalco Lake site were completed as the approval of the third party engineer was obtained. As a result, the Colomac LOC with respect to the Chalco Lake site was released and the hold restriction on $1.00 million was eliminated.

Acquisition of the Kim and Cass Gold Deposits

On December 18, 2013, Nighthawk entered into an option agreement (the “Kim/Cass Option”) to acquire 100% of 4 contiguous mining leases adjacent to its Indin Lake Gold Property in the NWT. The mineral leases encompassed the Kim and Cass gold deposits as well as multiple other prospects within the Indin Lake Greenstone Belt.

Under the terms of the Kim/Cass Option, the vendor was paid $250,000 on signing, one-half of which was satisfied through the issuance of 353,669 common shares. Subsequent option payments totalling $1.3 million were staged in tranches over the following three years with the Company having the right to satisfy one-half of each of the following payments through the issuance of common shares, subject to regulatory approval:

•	On or before December 31, 2014: $0.30 million ($0.15 million in cash paid and $0.15 million satisfied through the issuance of 462,392 common shares);
•	On or before December 31, 2015: $0.45 million; and
•	On or before December 31, 2016: $0.55 million.

On December 29, 2015, Nighthawk terminated the option on the Kim and Cass mining leases. As a result, the payments due on December 31, 2015 and 2016 were not made. The capitalized costs associated with these leases of $1,449,279 were written off during the period.

2.2           National Instrument 43-101 Resource Estimate

On June 17, 2013, Nighthawk announced its 2013 inferred resource estimate of 39.815 million tonnes with an average grade of 1.64 grams per tonne gold (“g/t Au”) for 2.101 million ounces gold (“oz Au”) using a cut-off grade of 0.6 g/t Au (the “2013 Resource Estimate”). The 2013 Resource Estimate increased average grade by 56%, and increased total contained ounces by 45% compared to the previously announced NI 43-101 inferred mineral resource estimate of 42.650 million tonnes with an average grade of 1.05 g/t Au for 1.446 million oz Au using a cut-off grade of 0.6 g/t Au in February 2012 (the “2012 Resource Estimate”). Colomac's five known gold deposits are represented in this mineral resource estimate: Colomac Sill, Goldcrest North, Goldcrest South, Grizzly Bear, and 24-27, of which the Colomac Sill currently accounts for 93.5% of the resource. All deposits are open laterally and to depth (see Figure 2 – Plan View of Deposits at Colomac). Historically mined volumes of the Colomac Main mineralization have been deleted from the current resource model.

Figure 2
Plan View of Deposits at Colomac

Limited historical drilling discovered a high-grade shoot below the main deposit (at Zone 3.5) tracing it to a depth of 1,000 m. Only the upper portion of this shoot is not included in the 2013 Resource Estimate. The potential for additional high-grade shoots exists over the Colomac sill’s seven km strike length and the Colomac Gold Project’s tonnage and contained ounces are expected to increase due to the deposits' significant exploration prospects. Potential high-grade shoots, if delineated, may lead to an increase in the average grade.

ACA Howe International Limited (“ACA Howe”) authored the NI 43-101 technical report (2013 Resource Estimate), which is available on SEDAR under Nighthawk’s profile.

Table 1 identifies the Colomac Gold Project’s mineralized zones, which are characterized by significant mineralized widths representing the potential for near-surface bulk tonnage deposits. Resources were defined using a block cut-off grade of 0.6 g/t Au. The 2013 Resource Estimate utilizes historic diamond drilling results from approximately 916 holes, with 30 holes drilled during the 2012 drill program and the balance of which were completed between 1987 and 1997. All resources have been assigned to the inferred category due to the historic nature of the data and the need for additional verification work, which has yet to be completed.

Table 1 Colomac Gold Project Inferred Mineral Resources by Zone (using Block Model Cut-off Grade of 0.6 g/t Au)

Zone	Tonnes	g/t Au	Oz Au
Colomac North	6,963,000	1.24	276,900
Colomac Central	19,170,000	1.63	1,002,000
Colomac South	10,840,000	1.96	684,500
Goldcrest North	678,500	2.23	48,650
Goldcrest South	434,900	2.14	29,880
Grizzly Bear	807,000	1.04	27,000
27	528,000	1.21	20,000
24	390,000	0.96	12,000
Total	39,815,000	1.64	2,101,000

Notes to Table 1:
1.	A block cut-off value of 0.6 g/t Au was applied to all resource blocks.
2.	Tonnes and ounces have been rounded to reflect the relative accuracy of the mineral resource estimate; therefore numbers may not total correctly.
3.	Mineral Resources were calculated with commercial mining software.
4.
For 2013 updated Colomac and Goldcrest block models: Drill holes traces showing lithology and gold grade were reviewed in plan and cross section. Geological domains were created using Leapfrog Implicit Geological Modeling Software. Assays with each domain were top cut to 31 g/t and then composited to regular 5ft intervals.  Block model grade interpolation was undertaken using Ordinary Kriging (OK).

5.
For 2012 Grizzly Bear, 24 and 27 block models: Drill holes traces showing lithology and gold grade were reviewed in plan and cross section to generate mineralised domains. Assays with each domain were top cut to 31 g/t and then composited to regular 5ft intervals.  Block model grade interpolation was undertaken using Multiple Indicator Kriging (MIK). Refer to Lee and Trinder (2012).

6.	The resource estimate was prepared by Leon McGarry, B.Sc., Geologist, ACA Howe and supervised by Ian Trinder, M.Sc., P.Geo., ACA Howe.
7.	Gold price is US$1500 per ounce.
8.	A default average specific gravity (SG) value of 2.7 has been used.
9.	Mineral Resource tonnes quoted are not diluted.
10.	No Measured or Indicated Resources or Mineral Reserves of any category are identified.
11.
Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied.

12.	1 troy ounce equals 31.10348 grams.

The inferred mineral resources are sensitive to the block model cut-off grade as shown in the sensitivity table in Table 2 as follows:

Table 2 Colomac Gold Project Global Block Model Cut-off Grade Sensitivity Table

Block Model Cut- off Value g/t Au	Block Model Avg. Grade g/t Au	Block Model Tonnage (Mt)	Total Oz Au
2.0	3.00	9.587	925,400
1.5	2.44	17.048	1,340,000
1.0	1.94	29.415	1,835,000
0.8	1.79	34.469	1,982,000
0.6	1.64	39.815	2,101,000
0.5	1.55	43.562	2,169,000
0.4	1.38	51.351	2,281,000

Note: The reader is cautioned that the figures in this table are not a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Mineralized Zones

Zone 2.0, within the northern part of the Colomac Main Zone, hosts a well-defined mineralized shoot with true widths ranging from 40 m near surface to 80 m at depth. Steeply plunging to the northeast, this style of mineralization constitutes a key opportunity as recent drilling has confirmed its continuation and increasing widths with depth. Zone 3.5, located 2.5 km to the south, is similar to Zone 2.0 but with significantly less drilling, has near surface true widths of 20 m ranging to 40 m at depth. The continuity and widths of mineralization characterizing these two zones establishes them as important prospects for resource expansion. Although less well defined than Zone 2.0, Zone 3.5 contains 0.528 million oz Au at 2.15 g/t Au, or over 1/4 of the current global resource with approximately 20% higher-grade. Of the sill’s 7.0 km strike length, 5.5 km are outlined in the 2013 Resource Estimate. Since Zones 2.0 and 3.5 account for only about 20% of that mineralized length, the potential for the intrusion to host similar higher-grade shoots exists and represents a significant opportunity.

The Goldcrest Sill lies parallel to and 400 m west of the compositionally similar Colomac Sill. Two zones, Goldcrest North and South, lie along the sill’s 2.5 km length and are included in the 2013 Resource Estimate. Zone estimates are based exclusively on limited historic drilling generally to less than 100 m depth. The Goldcrest resource, having the highest average grade at 2.2 g/t Au, represents a primary underexplored target that is open laterally and to depth.

2.3           The Colomac Gold Project

Colomac is located 220 km northwest of Yellowknife, NWT, in the central portion of the Indin Lake Gold Property. Access is by winter road from Yellowknife for approximately three months each year, or year round by chartered aircraft to a 5,000 foot airstrip at site. Five separate gold deposits makeup Colomac: Colomac Main, Grizzly Bear, Goldcrest, Dyke Lake, and 24/27. With the addition of the Colomac Gold Project, over 20 continuous km of mineralized structure has been consolidated (see Figure 3 below) that hosts 9 gold deposits (5 at the Colomac Gold Project, North Inca, Diversified, #3, and Lexindin). To the north, the mineralized structure deviates sharply to the west and hosts several gold showings over an additional 18 km.

Gold was initially discovered at Colomac in 1945. In 1990, Neptune Resources Corp. (“Neptune”) put the property into production, but shut it down in 1991 due to unfavourable gold prices after producing 138,600 ounces gold. Royal Oak acquired Colomac from Neptune in April 1993. Royal Oak recommenced stripping operations in March 1994, with first gold production in July 1994. Royal Oak closed the mine in December 1997 citing low gold prices, and subsequently filed for court protection from its creditors under the Companies' Creditors Arrangement Act in April 1999. AANDC became the owner of Colomac by way of Court Order dated December 13, 1999 following the receivership of Royal Oak and its related companies and proceeded to complete the required remediation for the site. All mining and milling facilities were removed from the site subsequent to AANDC taking control of the property.

During its peak, Royal Oak employed over 250 workers on the Colomac site. Reported production statistics are presented in Table 3.

Table 3
Colomac Production History

Year	Ounces Produced	Tonnes Milled	Head Grade (g/tonne)	Recovery	Cash Cost/oz (US$)	Average Gold Price (US$)
1990	64,500	1,040,000	1.89	90%	300	384
1991	74,100	1,131,000	2.19	94%	NA	362
1994	40,568	985,091	1.58	87%	NA	384
1995	117,646	2,725,388	1.61	92%	383	384
1996	122,416	3,013,156	1.58	87%	370	388
1997	108,678	2,906,081	1.51	85%	354	331
Total	527,908	11,800,716	1.66	89%

Colomac’s five known gold deposits lie within a north striking, steeply dipping, Archean greenstone belt of deformed sedimentary and intermediate to ultramafic volcanic rocks. Deposits appear in two distinct geological settings with the Colomac Main, Goldcrest, and Dyke Lake deposits hosted within a differentiated mafic intrusion, whereas the Grizzly Bear and 24/27 deposits occur near or within the sedimentary/volcanic rock contact.

All historic gold production was extracted from the Colomac Main Deposit, which occurs in a north-south striking differentiated mafic sill approximately 7 km long and 120 m wide bounded by mafic volcanic rocks. Mineralization is predominantly free gold spatially associated with quartz-carbonate veining and minor sulphides. During deformation, the sill behaved as a competent unit enclosed within more ductile rocks, thus representing the classic competency contrast condition present in many Archean lode gold camps. This has led to the preferential emplacement of gold-bearing veins within the intrusion.

Figure 3
Indin Lake Leta Arm Mineralized Structure with Colomac

2.4           Exploration Programs

Prior Exploration Programs

For details of previous exploration programs, please see the most recent annual MD&A for the year ended July 31, 2015 filed on SEDAR.

2015 Exploration Program

On October 26, 2015, the Company announced the results from its 2015 drill program, which was completed from July to September 2015. Drilling focused on delimiting and extending the high-grade gold mineralization at Zone 1.5 (recently discovered during the 2014 exploration program) and testing Zone 1.0 for the first time.

Five holes were drilled within Zone 1.5 to expand the recently discovered high-grade gold mineralization defined by hole C14-06, which intersected 52.50 m of 7.78 g/t Au.  Holes C15-04 and 04B were collared 25 m south of C14-06 and intercepted 77.75 m of 2.63 g/t Au, including 32.95 m of 4.19 g/t Au, including 12.33 m of 7.77 g/t Au. Hole C15-06 was drilled 25 m north of C14-06 returning 31.20 m of 3.89 g/t Au, including 8.60 m of 7.63 g/t Au.  This drilling validated the existence of the high-grade gold zone over a strike length of at least 60 m and to a vertical depth of 175 m; the zone remains open in all directions.

Three shallow holes were also completed at Zone 1.0, located 2.0 km north of Zone 1.5 along the trend of the intrusion, as part of an initial campaign to test for high-grade gold zones similar to Zone 1.5.  All holes intersected significant mineralization over a strike length of 60 m and to a vertical depth of less than 150 m.  Grade appears to improve to the south as evidenced by hole C15-03 intersecting 43.10 m of 1.13 g/t Au, including 8.45 m of 2.23 g/t Au.  This was the Company’s first drilling within the northern sector of the intrusion, which effectively opened up over 2.0 km of prospective ground.

Figure 4
2015 Exploration Program – Drill Sites

3.	SERVICE OBLIGATION UNDER TERMS OF COLOMAC AGREEMENT

As consideration for the Colomac Gold Project (see Section 2.1 – Acquisitions and Option Agreements), Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, being the Diversified, Chalco Lake, and Spider Lake sites. The obligation for the reclamation services being carried out on behalf of AANDC totals a maximum of $5.00 million. The Company entered into the Colomac LOC's totaling $5.00 million in favour of AANDC to secure the obligation to perform the reclamation services for each site. The Colomac LOC's are thereby secured by the Colomac GIC's at a Canadian chartered bank for the same amounts.

The Company has not assumed the reclamation liabilities of these three sites directly and is not responsible for any historical environmental liabilities associated with the Colomac Gold Project. Upon completion of the reclamation services to the satisfaction of an independent third party engineer, the Colomac LOC’s with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated ($3.00 million for the Diversified site, $1.00 million for the Chalco Lake site and $1.00 million for the Spider Lake site). The service obligation with respect to the Chalco Lake site was completed during Fiscal 2013 and no further work is required thereon. At any time, the Company may terminate the liability relating to this service obligation, but as a consequence would relinquish the related Colomac GIC still held as security against the Colomac LOC’s at that time.

Diversified

No costs were incurred on the Diversified service obligation during Q2 2016. Cumulative expenditures to January 31, 2016 are $1.28 million. During the year ended July 31, 2012, significant work was performed ($1.22 million) to remove a majority of the existing structures, hazardous and non-hazardous waste from the site. A spur ice road to the Diversified site was previously commissioned during the winter months to efficiently transport the material offsite to the appropriate disposal facilities. No further demolition work is required at Diversified as all structures have been removed. Remaining work includes the removal of debris, management of contaminated soil and planning closure of the mine shaft. Further significant remediation work on this site may be carried out once a final reclamation plan has been prepared and all necessary approvals obtained from AANDC. Fulfillment of this obligation would require the use of hard dollar funds (non-flow-through) and may be carried out when the Company has a sufficient budget to do so. Once the work is completed however, the Colomac LOC (for Diversified) would be terminated and the restriction on the related Colomac GIC of $3.00 million would be released.

Spider Lake

No costs were incurred on the Spider Lake service obligation during Q2 2016. Cumulative expenditures to January 31, 2016 are $0.23 million. During the summer of 2012, Nighthawk carried out a delineation program at Spider Lake and obtained a better estimate of the hydrocarbon and metals contamination at site. A waste rock characterization program was performed as well. Results of these programs allowed Nighthawk to plan the reclamation work at this site. All necessary approvals of the Spider Lake reclamation plan have been obtained. The reclamation work planned for the summer of 2014 was not able to be carried out as the Company did not have a sufficient budget of hard dollar funds (non-flow-through) to complete the work. Once the work is completed however, the Colomac LOC (for Spider Lake) would be terminated and the restriction on the related Colomac GIC of $1.00 million would be released.

4.	EXPLORATION AND EVALUATION EXPENDITURES

		Incurred During Q2 2016
Property	Balance July 31, 2015	Option payments and acquisition costs	Exploration costs	Write-down	Balance January 31, 2016
Indin Lake Gold Property	$37,755,094	$99,875	$1,504,371	$1,449,279	$37,910,061

The following table identifies the breakdown of the Indin Lake Gold Property’s exploration and evaluation expenditures for the six months ended January 31, 2016 and 2015:

Indin Lake Gold Property
Capitalized Exploration and Evaluation Expenditures
For The Six Months Ended January 31, 2016 and 2015

Three Months Ended January 31,	2016	2015

Option Payments & Acquisition Costs
Balance, beginning of period	$10,551,501	$10,133,416
Option payments	-	300,000
Acquisition costs	99,875	36,728
Write-down	(550,000)	-
	(450,125)	336,728
Balance, end of period	$10,101,376	$10,470,144

Exploration Costs
Balance, beginning of period	$27,203,593	$22,659,779
Geological & consultant fees	398,103	674,528
Transportation	376,778	806,231
Camp	297,330	703,056
Drilling	248,840	1,355,852
Assaying & analytical	74,116	251,597
Licenses & permits	66,632	49,842
Administrative office costs & other	17,853	20,161
Environmental	5,550	25,805
Stock-based compensation (non-cash)	19,169	225,035
Write-down	(899,279)	-
	605,092	4,112,107
Balance, end of period	$27,808,685	$26,771,886

Cumulative Expenditures to Period End	$37,910,061	$37,242,030

During the six months ended January 31, 2016, capitalized acquisition costs of $0.10 million were incurred on the Damoti Reclamation Obligation (as described in section 2.1 – Acquisitions and Option Agreements). Acquisition costs were written down by $0.55 million due to the termination of the Kim/Cass Option during the current period.

Exploration costs of $0.61 million were incurred for the six months ended January 31, 2016 and related to the 2015 exploration program, which was carried out from July to September 2015, offset by the write-down of costs associate with the termination of the Kim/Cass Option during the period. Exploration costs of $1.50 million related to the ongoing geological evaluation of the Colomac Gold Project and primarily included drilling and transportation, the organization of the camp and the necessary logistical costs therein, geological and consulting fees, as well as assaying costs. Exploration costs were written down by $0.90 million due to the termination of the Kim/Cass Option during the current period. Exploration costs of $4.11 million were incurred for the previous six months ended January 31, 2015. As explained above, the 2014 exploration program was carried out from June to October 2014. Therefore, due to the timing of the Company’s previous year end relative to the start of the 2014 program, the majority of expenditures for the program were incurred during the six months ended January 31, 2016.

Indin Lake Gold Property
2015 & 2014 Drilling Programs

	2015 Program July – Sept. 2015	2014 Program June – Oct. 2014
Camp	$301,062	$1,005,462
Transportation	264,465	586,814
Drilling	247,373	1,688,683
Geological & consultant fees	184,468	274,546
Assaying & analytical	59,560	237,683
Environmental	5,550	32,045
Licenses & permits	1,193	369,048
	$1,063,671	$4,194,281
Metres of drilling	2,079	13,647
Drill cost per metre	$512/metre	$307/metre

The table above represents the Company’s cost to operate its 2015 and 2014 drill programs at it’s Indin Lake Gold Project. The camp is located at the central Colomac Gold Project (see Figure 1). Nighthawk has achieved efficiencies of drill operations, as identified by it’s 2014 drill cost per metre of $307. The 2014 campaign utilized three drill rigs which completed 13,647 m of drilling. The limited 2015 program completed 2,079 m (with one drill) but was necessary in order to further advance the Colomac Gold Project as well as fully utilize the Company’s remaining flow-through obligation. A static amount of setup and logistical costs are required to launch the drill program. Utilizing one drill (as opposed to three in 2014) and completing a limited amount of drilling provided for reduced efficiencies of scale and a greater drill cost per metre for the 2015 campaign. See Section 2.4 – Exploration Programs for further details on the 2015 exploration program; for details of previous exploration programs, please see the most recent annual MD&A for the year ended July 31, 2015 filed on SEDAR.

5.	RESULTS OF OPERATIONS

	Three Months Ended January 31,		Six Months Ended January 31,
Operations	2016	2015	2016	2015

Salaries, director and consulting fees	$355,421	$130,214	$456,679	$241,565
Professional fees	11,744	23,995	31,155	33,209
Office and administration	15,638	42,994	26,099	85,360
Regulatory and shareholder information	11,550	27,962	12,455	35,049
Travel	4,683	1,740	6,973	29,760
Write-down of exploration and evaluation assets	1,449,279	-	1,449,279	-
Stock-based compensation	48,218	521,134	48,218	521,134
Interest and accretion expense	24,408	-	24,408	-
Interest income	(8,083)	(24,124)	(44,243)	(57,614)
Gain on settlement of mineral property option payment	-	(11,282)	-	(11,282)
Deferred income tax recovery	(527,082)	-	(527,082)	-
Loss for the period	$1,385,776	$712,633	$1,483,941	$877,181
Loss per share – Basic and fully diluted	$0.03 (1)	$0.01 (1)	$0.03 (1)	$0.02 (1)

(1)
Fully diluted weighted average common shares outstanding, used in the calculation of fully diluted net loss per share, are not reflective of the outstanding stock options and warrants at that time as their exercise would be anti-dilutive in the net loss per share calculation.

5.1           Six Months Ended January 31, 2016

Nighthawk’s results of operations for the six months ended January 31, 2016 resulted in a loss of $1.48 million, compared to a loss of $0.88 million for the same period in prior year.
The variance between the two periods is due to:

•	The current period write-down of exploration and evaluation assets resulted from the termination of the Kim/Cass Option in December 2015;
•
The deferred income tax recovery resulted mainly from differences between the accounting and tax values of assets recognized on its statement of financial position. The current year tax recovery was derived from the write-down of exploration and evaluation assets during the period and therefore decreased of the deferred tax liability and the difference between the accounting and tax value of its exploration and evaluation assets;

•	Salaries, director and consulting fees were increased for the period due to $0.31 million of severance paid to a former officer and employee of the Company;
•
Stock-based compensation relates to the amount of vested options during the period. During the six months ended January 31, 2016 and 2015, stock options vested in accordance with their grant terms, therefore accounting for the stock-based compensation expense which was incurred;

•	Accretion expense of $24,408 related to the Secured Notes. The Secured Notes were issued on November 20, 2015, therefore accretion expense did not begin to be incurred until that time;
•
The gain on settlement of mineral property option payment of $11,282 resulted from the accounting value attributed to the 492,362 common shares issued to settle the $150,000 option payment obligation for the Kim and Cass gold deposits (see Section 2.1 – Acquisitions and Option Agreements). The number of common shares issued to settle the $150,000 obligation under the terms of the option agreement was calculated based on a 30-day volume weighted average share price ($0.324); the fair value of the common shares on the date they were issued (December 5, 2014) was $138,718 ($0.30 per common share), thereby resulting in a gain on settlement of mineral property option payment of $11,282;

•
The Company was able to reduce its levels of office and administration costs as well as travel and regulatory and shareholder information expenses. Management has strived to reduce its overhead costs to low levels in order to conserve its cash resources; and

•	Interest income is derived from the significant cash balance on hand as well as the Colomac GIC’s being held has restricted cash to secure the Colomac LOC’s.

5.2           Three Months Ended January 31, 2016

Results of operations for the three months ended January 31, 2016 resulted in a loss of $1.39 million, compared to a loss of $0.71 million for the same period in prior year. The variance between the two three month periods is primarily due to the explanations as provided for in the six month period in Section 5.1 above.

6.	QUARTERLY FINANCIAL INFORMATION

The following selected financial data for the past eight quarters has been prepared in accordance with IFRS and should be read in conjunction with Nighthawk’s audited annual consolidated financial statements:

Operations	Quarter Ended Apr. 30, 2015	Quarter Ended Jul. 31, 2015	Quarter Ended Oct. 31, 2015	Quarter Ended Jan. 31, 2016

Operating expenses	$131,298	$241,418	$134,325	$399,036
Stock-based compensation	-	-	-	48,218
Write-down of exploration and evaluation assets	-	-	-	1,449,279
Interest and accretion expense	-	-	-	24,408
Interest income	(18,077)	(3,690)	(36,160)	(8,083)
Deferred income tax recovery	-	(159,246)	-	(527,082)
Net loss	$113,221	$78,482	$98,165	$1,385,776
Net loss per share	$Nil (1)	$Nil (1)	$Nil (1)	$0.03 (1)

Cash and cash equivalents	$2,059,373	$1,502,002	$748,065	$837,415
Other current assets	303,373	518,635	418,913	136,511
Restricted cash	4,479,000	4,479,000	4,479,000	4,479,000
Equipment	85,000	-	-	-
Exploration and evaluation assets	37,462,873	37,755,094	39,110,706	37,910,061
Total Assets	$44,389,619	$44,254,731	$44,756,684	$43,362,987

Secured Notes	$-	$-	$-	$797,563
Provision for service obligation	3,012,314	3,012,314	3,012,314	3,012,314
Reclamation provision	401,150	401,150	401,150	401,150
Deferred income tax liability	$1,198,256	$1,039,010	$1,039,010	$511,928

Operations	Quarter Ended Apr. 30, 2014		Quarter Ended Jul. 31, 2014	Quarter Ended Oct. 31, 2014	Quarter Ended Jan. 31, 2015

Operating expenses	$242,655		$181,608	$198,038	$226,905
Stock-based compensation	-		-	-	521,134
Loss (gain) on settlement of mineral property payment	-		13,158	-	(11,282)
Interest income	(13,215)		(13,847)	(33,490)	(24,124)
Deferred income tax provision (recovery)	-		(581,792)	-	-
Net loss (income)	$229,440		$(400,873)	$164,548	$712,633
Net loss (income) per share	$0.01	(1)	$(0.01)	$Nil (1)	$0.02 (1)

Cash and cash equivalents	$1,260,605		$7,821,278	$3,639,040	$2,450,786
Other current assets	346,288		931,754	555,831	322,859
Restricted cash	4,479,000		4,479,000	4,479,000	4,479,000
Equipment	85,000		85,000	85,000	85,000
Exploration and evaluation assets	30,989,777		32,793,195	36,504,499	37,242,030
Total Assets	$37,160,670		$46,110,227	$45,263,370	$44,579,675

Provision for service obligation	$3,035,828		$3,023,651	$3,012,314	$3,012,314
Reclamation provision	401,150		401,150	401,150	401,150
Deferred income tax liability	$1,940,461		$1,198,256	$1,198,256	$1,198,256

(1)
Fully diluted weighted average common shares outstanding, used in the calculation of fully diluted net loss per share, are not reflective of the outstanding stock options and warrants at that time as their exercise would be anti-dilutive in the net loss per share calculation.

The Company has not paid any dividends.

Operating expenses include office and administrative costs, consulting fees, regulatory and shareholder information, professional fees, salaries and director fees and travel costs. Variances in operating expenses over the previous quarters related to office and administrative costs, professional and consulting fees, which varied based upon the scope of each exploration season and as well as timing of financing activities. Moving forward over the next year, it is expected that monthly expenses will be maintained at approximately $40,000, before considering certain one-time costs, as exploration activities will focus on the Indin Lake Gold Property.

Stock-based compensation expense is a result of the timing of vested stock options fair valued using the Black-Scholes option pricing model.

The deferred income tax provision (recovery) recorded through the periods is mainly a result of differences between the accounting and tax values of assets recognized on the consolidated statement of financial position.

The major variances in cash and cash equivalents and total assets are mainly attributable to equity and debt placements and the funding of exploration activities as well as professional fees, consulting fees, travel and office and administrative expenses. The Company is in the exploration stage and therefore does not generate any operating revenue. The other variances also relate to the restricted cash posted as security under the Colomac Agreement (see Section 2.1 – Acquisitions and Option Agreements for further details).

The variance in exploration and evaluation assets is primarily a result of the option payment and acquisition costs incurred under mineral property option agreements as well as capitalized exploration costs and write-downs. Exploration and evaluation assets are analyzed each period end to determine whether any write-downs are necessary. As a result, exploration and evaluation asset write-downs occur on an irregular basis.

The major variances in non-current liabilities are mainly attributable to the debt financing of Secured Notes as well as the provision for service obligation, which was incurred as a result of the acquisition of the Colomac Gold Project (see Section 3 – Service Obligation Under Terms of Colomac Agreement for further details).

7.	LIQUIDITY AND CAPITAL RESOURCES

The Company is wholly dependent on equity or debt financing to complete the exploration and development of its mineral properties. There can be no assurance that financing, whether debt or equity, will be available to Nighthawk in the amount required at any particular time or for any particular period, or, if available, that such financing can be obtained on terms satisfactory to Nighthawk (see Section 13.7 – Risk Factors). Nighthawk has not generated any revenue from operations and does not expect to generate any such revenue in its next fiscal year.

The working capital balance at January 31, 2016 was $0.62 million (including cash of $0.84 million). At January 31, 2016, long-term assets primarily included exploration and evaluation assets of $37.91 million and restricted cash of $4.48 million; long-term liabilities primarily consisted of a provision for service obligation of $3.01 million (see Section 2.1 – Acquisitions and Option Agreements and Section 3 – Service Obligation Under Terms of Colomac Agreement), a liability for the Secured Notes of $0.80 million, and a deferred tax liability of $0.51 million.

Funds from further debt and equity financings will be used to fund future drill programs; reclamation consulting work to be carried out to satisfy the service obligation under the terms of the Colomac Agreement; and general working capital purposes. Potential proceeds may be received from warrant and stock option exercises as well as the potential recovery of restricted cash being held as letters of credit (securing the service obligation under the Colomac Agreement).

The Company had no off balance sheet arrangements as at January 31, 2016.

8.	OUTLOOK

The Company completed a 2014 exploration program from June to October 2014 and a 2015 exploration program from July to September 2015. $6.91 million of flow-through funds were raised in a June 2014 financing to support exploration programs. As of January 31, 2016, Nighthawk had satisfied its flow-through expenditure obligation relating to the June 2014 financing. The Company has no further obligation as it pertains to flow-through expenditures.

Nighthawk is in the exploration stage and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration, development and operational risks inherent in the mining industry as well as global economic and gold price volatility. There is no assurance that funding initiatives will continue to be successful to fund planned exploration activities, which are focused on the Indin Lake Gold Property.

Working capital from treasury, as available from time to time, may also be used to acquire and explore other mineral properties either alone or in concert with others as opportunities and finances permit.

With the acquisition of Superior (see Section 1 – Description of Business), Nighthawk will acquire approximately $3.70 million of cash (after deducting transaction costs), which will be used for further exploration and development of the Company’s flagship Indin Lake Gold Property and for working capital purposes.

An investment in Nighthawk’s securities is speculative, see Section 13.7 – Risk Factors.

9.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) and have been consistently applied to all the periods presented. Nighthawk is in the exploration stage and is subject to risks and challenges similar to companies in a comparable stage. As a result of these circumstances, there is significant doubt as to the appropriateness of the going concern presumption. There is no assurance that Nighthawk's funding initiatives will continue to be successful and these financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

The Company’s significant accounting policies are summarized in note 3 to the audited annual consolidated financial statements for the year ended July 31, 2015. The policies described below, and estimates related to them, have the most significant effect in preparation and presentation of Nighthawk’s consolidated financial statements.

9.1           Exploration and Evaluation Assets

Exploration and evaluation costs, which are intangible costs, including the costs of acquiring claims, are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. General and administrative costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units to which the exploration activity relates. The cash generating unit shall not be larger than the area of interest.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified from intangible assets to mining property and development assets within property, plant and equipment.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mining interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

9.2           Share-Based Payment Transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense or capitalized to exploration and evaluation assets for grants to individuals working directly on mineral properties with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no adjustment for differences between expected and actual outcomes. Fair values of share-based payments (including stock options) are determined based on estimated fair values at the time of grant using the Black-Scholes option pricing model.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

9.3           Flow-through Shares

The Company finances a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. To the extent that the Company issues common shares to subscribers on a flow-through basis at a premium to the market value of non-flow-through common shares, any such premium is recorded as a liability on Nighthawk's consolidated statement of financial position at the time of subscription. This liability is reduced, on a pro-rata basis, as the Company fulfills its expenditure renunciation obligation associated with such flow-through share issuances, with an offsetting amount recognized as income.

A deferred income tax liability equal to the tax value of flow-through expenditures renounced is recognized once the Company has fulfilled its obligations associated with the renunciation of the related flow-through expenditures. In respect of a retrospective renunciation, such obligation is considered to have been fulfilled once related renunciation filings have been made with the appropriate taxation authorities. In respect of prospective renunciation (i.e., a look-back renunciation), the obligation is considered to be fulfilled once related flow-through expenditures have been incurred.

10.	CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT JUDGEMENTS

The preparation of the unaudited condensed interim consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which by their nature are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•
The Company assesses the carrying value of exploration and evaluation assets at each reporting period to determine whether any indication of impairment exists. When an impairment exists, the calculation of recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable metals, and operating performance;

•	The calculation of the fair value of warrants, broker warrants and stock options issued requires the use of estimates in the Black-Scholes option pricing valuation model;

•
In connection with the issuance of the Secured Notes, holders received 3,400,000 Secured Note Warrants as additional consideration. Nighthawk has allocated the total principal received between the debt and equity components based on the residual method. The carrying value of the equity instrument was valued as the principal less the fair value of the debt element. The calculation of the fair value of the debt element required management to estimate a grant date discount rate derived from reviewing comparable entities with outstanding convertible debentures and estimating the effective interest rate assuming no conversion feature;

•
The calculation of the reclamation liability and provision for service obligation, being the present value of the estimated costs to restore the properties, are discounted at rates which reflect the current market assessments and the risks specific to the liability. The calculation requires management to estimate the total restoration costs, timing of remediation and an appropriate discount rate; and

•	Valuation of deferred income taxes.

11.	ACCOUNTING ISSUES

11.1        MANAGEMENT OF CAPITAL RISK

The objective when managing capital is to safeguard Nighthawk’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders, benefits to other stakeholders and to have sufficient funds on hand to meet its exploration and development plans to ensure the ongoing growth of the business.

The Company considers its shareholders’ equity, cash and equivalents as capital, manages the capital structure, and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust capital structure, the Company may issue new shares through private placements, repurchase shares, sell assets, incur debt, or return capital to shareholders. The working capital balance at January 31, 2016 was $0.62 million. The timing and extent of the next drill program will depend on its ability to further access the capital markets in order to raise the necessary funds required to carry out such a program. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital, there will be access to funds at that time and there is no assurance that funding initiatives will continue to be successful to fund its future exploration activities.

11.2           MANAGEMENT OF FINANCIAL RISK

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include fair value of financial instruments and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors and they are more fully described in note 14 to the unaudited condensed interim consolidated financial statements for the six months ended January 31, 2016.

11.3           CHANGES IN ACCOUNTING POLICIES

The Company did not adopt any new accounting policies during the six months ended January 31, 2016.

11.4           RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods after January 31, 2016 or later periods. Many are not applicable or do not have a significant impact to Nighthawk and have been excluded from the discussion below. The following has not yet been adopted and is being evaluated to determine the impact on Nighthawk.

IFRS 9, Financial Instruments, (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Nighthawk will evaluate the impact of adopting IFRS 9 on its consolidated financial statements, including the possibility of early adoption in future periods.

IFRS 15, issued in May 2014, will specify how and when entities recognize, measure, and disclose revenue. The standard will supersede all current standards dealing with revenue recognition, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

12.	OUTSTANDING SHARE DATA

Number of Shares

Common shares outstanding – July 31, 2015, January 31 and March 31, 2016	58,453,693
Secured Note Warrants (exercise price $0.15, expiry date May 20, 2017)	3,400,000
Unexercised stock options	5,629,000

Fully diluted common shares outstanding – March 31, 2016	67,482,693

12.1           COMMON SHARES

The Company has authorized share capital consisting of an unlimited number of common shares.

12.2           WARRANTS

During the six months ended January 31, 2016, 10,000,000 warrants and 1,200,000 broker warrants, issued in connection with a June 2014 financing, expired unexercised.

As at January 31, 2016, 3,400,000 Secured Note Warrants were outstanding and were issued in connection with a non-brokered private placement debt financing on November 20, 2015. The Secured Note Warrants have an exercise price of $0.15 and expire May 20, 2017.

12.3           STOCK OPTIONS

Nighthawk has a stock option plan (the “Plan”) under which stock options may be granted to Directors, Officers, employees, consultants and consultant companies. The Plan: (i) provides that the number of common shares reserved for issuance, within a one year period, to any one optionee, shall not exceed 5% of the outstanding common shares; (ii) provides the maximum number of common shares reserved for issuance pursuant to options granted to insiders may not exceed 10%; (iii) and contains other provisions to ensure the Plan is compliant with stock exchange regulations. The options granted vest immediately or as otherwise determined by the Board of Directors.

During the six months ended January 31, 2016, 2,285,000 stock options were granted and 1,272,000 expired unexercised. The following stock options remained outstanding at January 31, 2016:

Issue date	Options outstanding & exercisable	Exercise price	Weighted average remaining life (Years)

February 5, 2013(a)	60,000	$0.75	0.1
February 15, 2013(a)	70,000	$0.75	0.1
July 15, 2013	680,000	$0.60	2.5
November 29, 2013	364,000	$0.50	2.8
December 17, 2014	2,300,000	$0.34	3.9
December 1, 2015	2,285,000	$0.15	4.8

	5,759,000	$0.32	3.9
(a)	Subsequent to period end, 130,000 stock options expired unexercised.

13.	OTHER INFORMATION

13.1           CONTRACTUAL COMMITMENTS

Nighthawk does not have any commitments for material exploration expenditures, although it may acquire other properties and enter into other joint venture agreements in accordance with its business plan.

Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, being the Diversified, Chalco Lake, and Spider Lake sites.

In consideration for the conveyance of the Colomac claims and leases, the Company committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, as further described in Section 2.1 – Acquisitions and Option Agreements. At January 31, 2016, the remaining service obligation was $3.01 million. At any time, the Company may terminate its service obligation but as a consequence would relinquish any amount of the Colomac GIC still being held as security against the Colomac LOC’s at that time.

Upon acquisition of the Damoti Lake Property, the Damoti Reclamation Obligation existed. At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Nighthawk has since carried out environmental assessments using a third party specialist and estimated the cost of the Damoti Reclamation Obligation to be $0.40 million. The Company posted two irrevocable standby letters of credit with a Canadian chartered bank in the amount of $0.48 million to provide security under its land use permit and water access licence for the Damoti Reclamation Obligation as well as with respect to its exploration activities relating to the Indin Lake Gold Property.

On November 20, 2015, Nighthawk completed an offering of the Secured Notes for an aggregate principal amount of $0.85 million as further described in Section 1 – Description of Business. At January 31, 2016, the principal and interest balance outstanding of the Secured Notes was $867,085.

As of January 31, 2016, the Company had satisfied its flow-through expenditure obligation relating to the June 2014 financing. The Company has no further obligation as it pertains to flow-through expenditures.

13.2           SUBSEQUENT EVENT

Subsequent to period end on February 24, 2016, Nighthawk entered into the Definitive Agreement for the acquisition of Superior. See Section 1 – Description of Business of further details of the transaction.

13.3           DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of disclosure controls and procedures as of January 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation are reported within the time periods specified in those rules.

13.4           INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There has been no change in internal control procedures during the six months ended January 31, 2016 that would materially affect, or reasonably likely to materially affect, the internal control over financial reporting.

13.5           LIMITATIONS OF CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

13.6           RELATED PARTY TRANSACTIONS

Transactions for the six months ended January 31, 2016 are disclosed and explained in note 12 to the unaudited condensed interim consolidated financial statements for the six months ended January 31, 2016, which accompanies this MD&A.

During the six months ended January 31, 2016, Nighthawk paid consulting fees of $225,000 (six months ended January 31, 2015 - $90,000) to Heather Grace & Co., a company controlled by David Wiley, the Chief Executive Officer and a Director of Nighthawk. At January 31, 2016, the balance owed was $nil (July 31, 2015 - $nil).

During the six months ended January 31, 2016, Nighthawk paid financial consulting fees of $40,000 (six months ended January 31, 2015 - $40,000) to 2245448 Ontario Inc., a company controlled by Michael Leskovec, the Chief Financial Officer of Nighthawk. At January 31, 2016, the balance owed was $nil (July 31, 2015 - $nil).

During the six months ended January 31, 2016, Nighthawk paid geological consulting fees of $75,000 (six months ended January 31, 2015 - $75,000) to Byron Geological Inc., a company controlled by Dr. Michael Byron, the Chief Geologist and a Director of Nighthawk. At January 31, 2016, the balance owed was $12,500 (July 31, 2015 - $12,500).

13.7           RISK FACTORS

Nighthawk is in the exploration stage and is subject to the risks and challenges similar to other companies in a comparable stage. The risk factors set forth in Nighthawk’s annual MD&A for the year ended July 31, 2015, a copy of which is filed at www.sedar.com, could materially affect Nighthawk’s future operating results, the successful exploration and development of Nighthawk’s mineral properties and could cause actual events to differ materially from those described in forward-looking statements relating to Nighthawk.

13.8           CORPORATE GOVERNANCE

The Board of Directors follow corporate governance policies to ensure transparency and accountability to shareholders. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual consolidated financial statements prior to their submission to the Board of Directors for approval.

13.9           FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, including predictions, projections and forecasts. Forward-looking statements include, but are not limited to, statements with respect to information with respect to Nighthawk’s financings, the return and timing of return of the Security funds, exploration results, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, anticipated budgets and exploration expenditures, capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of any pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, "budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the actual results of current exploration activities; actual results and interpretation of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration, development or construction activities, as well as those factors disclosed in the Nighthawk's publicly filed documents.  Although Nighthawk has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NIGHTHAWK GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2015

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the results and financial condition of Nighthawk Gold Corp. (“Nighthawk” or the “Company”) and should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2015 (“Fiscal 2015”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are in Canadian dollars, unless otherwise noted. The date of this MD&A is November 24, 2015. Nighthawk’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NHK” and its most recent filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed through the Internet at www.sedar.com.

The " Qualified Person" under the guidelines of National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) for Nighthawk’s exploration projects in the following discussion and analysis is Dr. Michael J. Byron, P.Geo., a Registered Professional Geologist of Ontario and the Northwest Territories and the President, Chief Executive Officer and a Director of Nighthawk. The scientific and technical information concerning such properties contained herein has been reviewed by Dr. Byron.

1.	DESCRIPTION OF BUSINESS

Nighthawk is a Canadian-based exploration company focused on acquiring and developing gold mineral properties in the Northwest Territories (“NWT”). With the acquisition of the mineral claims and leases of the Colomac Gold Project (see Section 2.1 – Acquisitions and Option Agreements), Nighthawk’s Indin Lake Gold Property comprises a total land package of 229,791 acres or 930 square kilometres (“km”) in the Indin Lake Greenstone Belt, located approximately 200 km north of Yellowknife, NWT.

Nighthawk has focused its activities to offer shareholders leverage to gold by acquiring and staking exploration properties including those with historic resource estimates that have the geological potential to be enhanced through both modern day exploration and higher gold prices. Since its incorporation, mineral exploration has been Nighthawk’s sole business. Nighthawk has not conducted any revenue generating operations to date. As at July 31, 2015, Nighthawk had working capital of $2.02 million (including cash of $1.50 million), exploration and evaluation assets of $37.76 million, restricted cash of $4.48 million, and long-term liabilities, which primarily consisted of a provision for service obligation of $3.01 million, and a deferred income tax liability of $1.04 million.

Subsequent to year end on November 20, 2015, Nighthawk completed a non-brokered private placement offering of secured notes (the “Secured Notes”) for a principal amount of $0.85 million. The Secured Notes pay interest at a rate of 12% per annum, compounded monthly, and are payable in cash semi-annually. The Secured Notes mature on May 20, 2017, and are secured by a general security agreement on the the Company’s real and personal property. Nighthawk can prepay the Secured Notes without penalty, provided that any interest owed to the date of prepayment is also paid to the Secured Note holders. In connection with the issuance of the Secured Notes, 3,400,000 warrants (the “Secured Note Warrants”) were issued and entitle each Secured Note Warrant holder to acquire one common share at an exercise price of $0.15 per share until May 20, 2013.

2.	EXPLORATION AND EVALUATION ACTIVITIES

INDIN LAKE GOLD PROPERTY

The Indin Lake area resides within a historic gold camp which has been largely ignored for almost twenty-five years, rendering it vastly underexplored with numerous untested prospective targets. Several gold deposits and showings lie within this belt, the most significant being the former producing Colomac open pit gold mine, which was acquired by Nighthawk in January 2012 (see Section 2.1 – Acquisitions and Option Agreements).

Nighthawk has significantly expanded the number of gold exploration targets within its Indin Lake Gold Property area that lies along the West Bay – Indin Lake Fault Zone, a regional structure that extends over 200 km from the shores of Great Slave Lake to areas north of the Indin Lake Greenstone Belt. This fault zone contains both the Giant and Con gold mines (approximately 13 million oz Au of production) to the south and the Colomac Gold Project (historic production of 527,908 oz Au) within its northern extent. Management believes this structure has played a major role in the development and localization of the Indin Lake gold mineralization; much the same role as that of other large regional fault zones, such as the Destor-Porcupine Fault’s influence on gold deposit formation within the Timmins gold camp. The Indin Lake Greenstone Belt remains one of the few underexplored historic gold camps in Canada. See Figure 1 for a map of Nighthawk’s Indin Lake Gold Property Land Package.

Figure 1
Indin Lake Gold Property Land Package

2.1           Acquisitions and Option Agreements

In August 2008, Nighthawk acquired 6 mining leases and 6 mining claims within the Indin Lake Greenstone Belt (the “Damoti Lake Property”), subject to an existing 2% net smelter royalty. Upon acquisition, a reclamation obligation existed at the Damoti Lake Property (the “Damoti Reclamation Obligation”). At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Environmental assessments have since been carried out using a third party specialist and the cost of the Damoti Reclamation Obligation is estimated to be $0.40 million. Costs related to the Damoti Lake Obligation are capitalized as acquisition costs related to the Damoti Lake Property as the liability was known and assumed at acquisition.

Under agreements dated in January 2011, and as amended in April 2013, the Company acquired a 100% interest in 15 mining leases and 3 mining claims located within the Indin Lake Greenstone Belt (the “Indin Lake Claims/Leases”), subject to existing net smelter royalties on certain claims ranging from 2% to 5%. To earn a 100% interest, option payments totalling $0.73 million are required in tranches as follows:

•	Upon execution of the agreement: $0.15 million (paid);
•	By July 31, 2012: $0.10 million (paid);
•	By July 31, 2013: $0.23 million (paid); and
•	By July 31, 2014: $0.25 million (paid through the issuance of 438,596 common shares).

In January and April 2011, the Company staked 107 additional mining claims in the Indin Lake Greenstone Belt in the NWT, thereby linking the Damoti Lake Property with the Indin Lake Claims/Leases and consolidating much of the Indin Lake Gold Camp’s ground to form the Indin Lake Gold Property.

Acquisition of the Colomac Gold Project

On January 26, 2012, the Company completed an agreement (the “Colomac Agreement”) to acquire 100% of the mineral claims and leases of the former producing Colomac Gold Project in the NWT from Aboriginal Affairs and Northern Development Canada (“AANDC”). The Colomac Gold Project lies within the central portion of Nighthawk's 229,791 acre Indin Lake Gold Property. Through the acquisition, approximately 90% of the Indin Lake Greenstone Belt was consolidated. The Colomac Gold Project contains at least five separate gold deposits open in all directions (Colomac Main, Grizzly Bear, Goldcrest, Dyke Lake, and 24/27), only one of which, the Colomac Main Deposit, was historically mined. Intermittent mining from 1990 to 1997 was limited to one of three shallow open pits developed on a steeply dipping quartz-feldspar porphyry intrusion (Colomac sill). Historical production is reported to be 527,908 oz Au with an average head grade of 1.66 g/t Au. Mining activities exploited only a small portion of the sill’s 7 km mineralized strike length.  All mining and processing equipment and infrastructure have been removed from the Colomac Gold Project.

As consideration for the Colomac Gold Project, Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, being the Diversified, Chalco Lake, and Spider Lake sites. The obligation for the reclamation services being carried out on behalf of AANDC totals a maximum of $5.00 million. Upon closing, security in the form of letters of credit totalling $5.00 million ($3.00 million for the Diversified site, $1.00 million for the Chalco Lake site and $1.00 million for the Spider Lake site) was posted in favour of AANDC (collectively, the “Colomac LOC’s”) to secure the obligation to perform the services for each site. The Colomac LOC's are secured by guaranteed investment certificates at a Canadian chartered bank for the same amounts (the “Colomac GIC’s”). The Company has not assumed the reclamation liabilities of these three sites and is not responsible for any historical environmental liabilities associated with the Colomac Gold Project. Upon completion of the reclamation services to the satisfaction of an independent third party engineer, the Colomac LOC’s with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated. See Section 3 – Service Obligation Under Terms of Colomac Agreement for further details. In March 2013, the reclamation activities at the Chalco Lake site were completed as the approval of the third party engineer was obtained. As a result, the Colomac LOC with respect to the Chalco Lake site was released and the hold restriction on $1.00 million was eliminated.

Acquisition of the Kim and Cass Gold Deposits

On December 18, 2013, Nighthawk completed an option agreement (the “Kim/Cass Option”) to acquire 100% of 4 contiguous mining leases adjacent to its Indin Lake Gold Property in the NWT. The mineral leases encompass the Kim and Cass gold deposits as well as multiple other prospects within the Indin Lake Greenstone Belt. Kim and Cass represent the final strategic mineral leases to be incorporated into the Company’s Indin Lake Gold Property.

Under the terms of the Kim/Cass Option, the vendor was granted a 2.5% net smelter royalty (of which 1.5% can be repurchased for $1.50 million) and was paid $250,000 on signing, one-half of which was satisfied through the issuance of 353,669 common shares. Subsequent option payments totalling $1,300,000 are staged in tranches over the next three years with the Company having the right to satisfy one-half of each of the following payments through the issuance of common shares, subject to regulatory approval:

•	On or before December 31, 2014: $0.30 million ($0.15 million in cash and $0.15 million satisfied through the issuance of 462,392 common shares);
•	On or before December 31, 2015: $0.45 million; and
•	On or before December 31, 2016: $0.55 million.

2.2           National Instrument 43-101 Resource Estimate

On June 17, 2013, Nighthawk announced its 2013 inferred resource estimate of 39.815 million tonnes with an average grade of 1.64 grams per tonne gold (“g/t Au”) for 2.101 million ounces gold (“oz Au”) using a cut-off grade of 0.6 g/t Au (the “2013 Resource Estimate”). The 2013 Resource Estimate increased average grade by 56%, and increased total contained ounces by 45% compared to the previously announced NI 43-101 inferred mineral resource estimate of 42.650 million tonnes with an average grade of 1.05 g/t Au for 1.446 million oz Au using a cut-off grade of 0.6 g/t Au in February 2012 (the “2012 Resource Estimate”). Colomac's five known gold deposits are represented in this mineral resource estimate: Colomac Sill, Goldcrest North, Goldcrest South, Grizzly Bear, and 24-27, of which the Colomac Sill currently accounts for 93.5% of the resource. All deposits are open laterally and to depth (see Figure 2 – Plan View of Deposits at Colomac). Historically mined volumes of the Colomac Main mineralization have been deleted from the current resource model.

Limited historical drilling discovered a high-grade shoot below the main deposit (at Zone 3.5) tracing it to a depth of 1,000 m. Only the upper portion of this shoot is not included in the 2013 Resource Estimate. The potential for additional high-grade shoots exists over the Colomac sill’s seven km strike length and the Colomac Gold Project’s tonnage and contained ounces are expected to increase due to the deposits' significant exploration prospects. Potential high-grade shoots, if delineated, may lead to an increase in the average grade.

ACA Howe International Limited (“ACA Howe”) authored the NI 43-101 technical report (2013 Resource Estimate), which is available on SEDAR under Nighthawk’s profile.

Table 1 identifies the Colomac Gold Project’s mineralized zones, which are characterized by significant mineralized widths representing the potential for near-surface bulk tonnage deposits. Resources were defined using a block cut-off grade of 0.6 g/t Au. The 2013 Resource Estimate utilizes historic diamond drilling results from approximately 916 holes, with 30 holes drilled during the 2012 drill program and the balance of which were completed between 1987 and 1997. All resources have been assigned to the inferred category due to the historic nature of the data and the need for additional verification work, which has yet to be completed.

Table 1 Colomac Gold Project Inferred Mineral Resources by Zone (using Block Model Cut-off Grade of 0.6 g/t Au)

Zone	Tonnes	g/t Au	Oz Au
Colomac North	6,963,000	1.24	276,900
Colomac Central	19,170,000	1.63	1,002,000
Colomac South	10,840,000	1.96	684,500
Goldcrest North	678,500	2.23	48,650
Goldcrest South	434,900	2.14	29,880
Grizzly Bear	807,000	1.04	27,000
27	528,000	1.21	20,000
24	390,000	0.96	12,000
Total	39,815,000	1.64	2,101,000

Notes to Table 1:
1.	A block cut-off value of 0.6 g/t Au was applied to all resource blocks.
2.	Tonnes and ounces have been rounded to reflect the relative accuracy of the mineral resource estimate; therefore numbers may not total correctly.
3.	Mineral Resources were calculated with commercial mining software.
4.
For 2013 updated Colomac and Goldcrest block models: Drill holes traces showing lithology and gold grade were reviewed in plan and cross section. Geological domains were created using Leapfrog Implicit Geological Modeling Software. Assays with each domain were top cut to 31 g/t and then composited to regular 5ft intervals.  Block model grade interpolation was undertaken using Ordinary Kriging (OK).

5.
For 2012 Grizzly Bear, 24 and 27 block models: Drill holes traces showing lithology and gold grade were reviewed in plan and cross section to generate mineralised domains. Assays with each domain were top cut to 31 g/t and then composited to regular 5ft intervals.  Block model grade interpolation was undertaken using Multiple Indicator Kriging (MIK). Refer to Lee and Trinder (2012).

6.	The resource estimate was prepared by Leon McGarry, B.Sc., Geologist, ACA Howe and supervised by Ian Trinder, M.Sc., P.Geo., ACA Howe.
7.	Gold price is US$1500 per ounce.
8.	A default average specific gravity (SG) value of 2.7 has been used.
9.	Mineral Resource tonnes quoted are not diluted.
10.	No Measured or Indicated Resources or Mineral Reserves of any category are identified.
11.
Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied.

12.	1 troy ounce equals 31.10348 grams.

The inferred mineral resources are sensitive to the block model cut-off grade as shown in the sensitivity table in Table 2 as follows:

Table 2 Colomac Gold Project Global Block Model Cut-off Grade Sensitivity Table

Block Model Cut- off Value g/t Au	Block Model Avg. Grade g/t Au	Block Model Tonnage (Mt)	Total Oz Au
2.0	3.00	9.587	925,400
1.5	2.44	17.048	1,340,000
1.0	1.94	29.415	1,835,000
0.8	1.79	34.469	1,982,000
0.6	1.64	39.815	2,101,000
0.5	1.55	43.562	2,169,000
0.4	1.38	51.351	2,281,000

Note: The reader is cautioned that the figures in this table are not a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Mineralized Zones

Zone 2.0, within the northern part of the Colomac Main Zone, hosts a well-defined mineralized shoot with true widths ranging from 40 m near surface to 80 m at depth. Steeply plunging to the northeast, this style of mineralization constitutes a key opportunity as recent drilling has confirmed its continuation and increasing widths with depth. Zone 3.5, located 2.5 km to the south, is similar to Zone 2.0 but with significantly less drilling, has near surface true widths of 20 m ranging to 40 m at depth. The continuity and widths of mineralization characterizing these two zones establishes them as important prospects for resource expansion. Although less well defined than Zone 2.0, Zone 3.5 contains 0.528 million oz Au at 2.15 g/t Au, or over 1/4 of the current global resource with approximately 20% higher-grade. Of the sill’s 7.0 km strike length, 5.5 km are outlined in the 2013 Resource Estimate. Since Zones 2.0 and 3.5 account for only about 20% of that mineralized length, the potential for the intrusion to host similar higher-grade shoots exists and represents a significant opportunity.

The Goldcrest Sill lies parallel to and 400 m west of the compositionally similar Colomac Sill. Two zones, Goldcrest North and South, lie along the sill’s 2.5 km length and are included in the 2013 Resource Estimate. Zone estimates are based exclusively on limited historic drilling generally to less than 100 m depth. The Goldcrest resource, having the highest average grade at 2.2 g/t Au, represents a primary underexplored target that is open laterally and to depth.

2.3           The Colomac Gold Project

Colomac is located 220 km northwest of Yellowknife, NWT, in the central portion of the Indin Lake Gold Property. Access is by winter road from Yellowknife for approximately three months each year, or year round by chartered aircraft to a 5,000 foot airstrip at site. Five separate gold deposits makeup Colomac: Colomac Main, Grizzly Bear, Goldcrest, Dyke Lake, and 24/27. With the addition of the Colomac Gold Project, over 20 continuous km of mineralized structure has been consolidated (see Figure 3 below) that hosts 9 gold deposits (5 at the Colomac Gold Project, North Inca, Diversified, #3, and Lexindin). To the north, the mineralized structure deviates sharply to the west and hosts several gold showings over an additional 18 km.

Figure 3
Indin Lake Leta Arm Mineralized Structure with Colomac

Gold was initially discovered at Colomac in 1945. In 1990, Neptune Resources Corp. (“Neptune”) put the property into production, but shut it down in 1991 due to unfavourable gold prices after producing 138,600 ounces gold. Royal Oak acquired Colomac from Neptune in April 1993. Royal Oak recommenced stripping operations in March 1994, with first gold production in July 1994. Royal Oak closed the mine in December 1997 citing low gold prices, and subsequently filed for court protection from its creditors under the Companies' Creditors Arrangement Act in April 1999. AANDC became the owner of Colomac by way of Court Order dated December 13, 1999 following the receivership of Royal Oak and its related companies and proceeded to complete the required remediation for the site. All mining and milling facilities were removed from the site subsequent to AANDC taking control of the property.

During its peak, Royal Oak employed over 250 workers on the Colomac site. Reported production statistics are presented in Table 3.

Table 3
Colomac Production History

Year	Ounces Produced	Tonnes Milled	Head Grade (g/tonne)	Recovery	Cash Cost/oz (US$)	Average Gold Price (US$)
1990	64,500	1,040,000	1.89	90%	300	384
1991	74,100	1,131,000	2.19	94%	NA	362
1994	40,568	985,091	1.58	87%	NA	384
1995	117,646	2,725,388	1.61	92%	383	384
1996	122,416	3,013,156	1.58	87%	370	388
1997	108,678	2,906,081	1.51	85%	354	331
Total	527,908	11,800,716	1.66	89%

Colomac’s five known gold deposits lie within a north striking, steeply dipping, Archean greenstone belt of deformed sedimentary and intermediate to ultramafic volcanic rocks. Deposits appear in two distinct geological settings with the Colomac Main, Goldcrest, and Dyke Lake deposits hosted within a differentiated mafic intrusion, whereas the Grizzly Bear and 24/27 deposits occur near or within the sedimentary/volcanic rock contact.

All historic gold production was extracted from the Colomac Main Deposit, which occurs in a north-south striking differentiated mafic sill approximately 7 km long and 120 m wide bounded by mafic volcanic rocks. Mineralization is predominantly free gold spatially associated with quartz-carbonate veining and minor sulphides. During deformation, the sill behaved as a competent unit enclosed within more ductile rocks, thus representing the classic competency contrast condition present in many Archean lode gold camps. This has led to the preferential emplacement of gold-bearing veins within the intrusion.

2.4           Exploration Programs

2011 Exploration Program

From March to August 2011 (prior to acquiring the Colomac Gold Project) an 11,929 m diamond drill program was completed on the Indin Lake Gold Property, focusing on the Leta Arm Fault Corridor and the Treasure Island target.

The Leta Arm Fault Corridor, a 500 m wide deformation zone that locally parallels the same regional lithological contact that transects the entire Indin Lake Gold Property, hosts four historic gold deposits – North Inca, Diversified, #3 and Lexindin.  The 2011 drill program discovered new zones and extended historical zones along strike and to depth. The region between the Diversified and North Inca projects was tested by targeting a series of en-echelon quartz veins and mineralized zones. Significant opportunities exist within this 500 m wide mineralized structure that runs between and beyond the North Inca deposit to the south and the Lexindin deposit to the north, a distance of 2.5 km. Additional historical surface gold showings along the Leta Arm Fault Corridor extend the target area in excess of 6 km.

At Treasure Island, the primary objectives of confirming historic reports of gold associated with a regional lithological contact between mafic volcanic rocks and metasedimentary rocks, testing and extending existing zones in all dimensions, and confirming new zones at depth were all accomplished.

2012 Exploration Program

In late February 2012, all government permits necessary to begin drilling at the Colomac Gold Project were received. The land use permit is valid until February 2017 and the water access licence is valid until February 2019.

From March to August 2012 an 11,235 m diamond drill program totalling 30 holes, all of which intersected gold mineralization, was completed. Although results prior to this program showed consistent gold mineralization along the sill’s 7 km strike length, the 2012 drill program focused on expanding the resource within a 2.5 km section between Zones 2.0 and 3.5. Drilling also focused on expanding Zone 3.5 along strike below the resource estimate, potentially linking it to Zones 3.0 and 2.5 to the north.

Sectional drilling results confirmed continuity of mineralization up to 200 m below the resource estimate and identified new areas of high- grade mineralization. Higher-grade gold shoots were confirmed at four areas along the sill (beneath Zones 2.0, 2.5, 3.0, and 3.5), all of which remain open to depth and laterally. The results confirmed the presence of broad mineralized envelopes at Colomac with internal higher-grade gold shoots. Drilling at Zones 2.0, 2.5, 3.0, and 3.5 intersected broad, relatively uniform zones of mineralization as the exploration results further strengthened resource expansion opportunities by confirming the presence of steeply north plunging mineralized shoots, which appear to increase in width and grade northward and to depth. Drilling from south to the north within Zones 2.0 and 3.5 showed a progressive increase in intersected mineralized widths and grade with depth, matching what would be expected from a 70-degree plunging higher-grade mineralized shoot. Drilling intersected the northward extension of Zone 3.5, discovered the fourth higher-grade gold shoot plunging to depth beneath Zone 3.0, and also verified the broadening of Zone 3.5 to the north, which appears to merge with Zone 3.0. Discoveries to date are indicative of the potential for the presence of similar mineralized gold shoots within the intrusion.

Hole C12-15 (Zone 3.5) intersected 203.4 m of 2.49 g/t Au, including higher-grade subintervals of 69.35 m of 4.12 g/t Au, 25.75 m of 7.78 g/t Au and 33.85 m of 3.03 g/t Au, confirming the Zone’s consistency and high-grade character from surface to a vertical depth of 400 m. The true width of the intrusion at Zone 3.5 is approximately 80 m. Hole C12-15, was drilled sub vertically (-80 degrees) within the sill, and was collared to explore for variations in mineralized quartz vein/stringer density within Zone 3.5, a known higher-grade gold zone, and to test grade continuity. In penetrating from the hanging wall of the sill through to its footwall, C12-15 intersected greater vein densities and higher overall average grades, suggesting alternate drill orientations may be warranted. A single deep hole drilled by Royal Oak in 1997 intersected significant mineralization 1,000 m beneath Zone 3.5, effectively opening up the sill to depth and expanding this higher-grade system.

2014 Exploration Program

With the closing of a June 2014 private placement financing of $8.00 million, the Company carried out a broadly based 2014 exploration program from June to October 2014. The program comprised 13,647 m of diamond drilling and represents the first drilling by the Company at Goldcrest, Cass and Kim. The program consisted of the following;

•
6,038 m of drilling at Goldcrest focused on verifying and expanding on previous shallow, higher grade gold intersections that are open to depth as historic drilling shows both improving grade and development of significant mineralized widths with depth. Historic drilling was limited to a depth of only 100 m;

•
3,643 m of drilling at Colomac Main aimed to expand Zones 2.0 and 2.5 down plunge of previously drilled higher grade shoots and infill areas within the existing resource. The work would lay the foundation for a potential subsequent winter program by expanding down plunge target opportunities that are best drilled from frozen lake setups;

•
2,926 m of drilling at Cass aimed to trace and expand on the historically reported high-grade intersections to depth and along strike. Detailed mapping and sampling of trenches along possible lateral extensions of the deposit were also conducted to help generate additional drill targets; and

•	1,040 m of drilling at Echo-Indin targeted to confirm and expand shallow mineralization by undercutting known surface trenches enriched in gold.

The Company released the results from the 2014 exploration program on September 25, October 27, November 26, and December 3, 2014. See these press releases for maps of the locations of the drill holes. Most notably, was the discovery of the Company’s highest-grade zone to date within a new zone north of Pit 2.0, as hole C14-06 intersected 52.50 m of 7.78 g/t Au, including 21.00 m of 16.73 g/t Au north of Zone 2.0.

Goldcrest is a mineralized mafic sill similar to the Colomac intrusion located 400 m to the east. The Company’s drilling at Goldcrest produced its first documented higher grade shoots as defined by holes G14-04, 04B, 05 and 05B (see September 25 news release). Those holes intersected the projected southern extension of the mineralized zone and returned high-grade values over long core lengths, confirming that the mineralization remains open and represents a primary candidate for resource expansion. Holes G14-06, 06B, 07, 07B, and 08 were 50 m step outs from G14-05, collectively covering a 150 m section of the 2.5 km long intrusion. With the exception of G14-07B, all holes intersected mineralization and tested the northern flank of the plunging high-grade zone defined by previously drilled holes G14-04 and 05. Hole G14-08 showed significant increases in intersection lengths and gold grades, possibly indicating the existence of another high-grade shoot. Holes G14-08B, G14-09 & 9B, and G14-10 & 10B were drilled from 3 setups spaced at 50 m intervals to test this hypothesis, probing areas underneath the G14-08 intersection and along strike to the north. All holes intersected gold effectively confirming the model and extending mineralization an additional 125 m north; over 2 km of the mineralized sill remain to be drilled.

Holes G14-11 & 11B (Figure 3), G14-12, and G14-13 were collared to the west and behind previously drilled holes G14-04 & 4B, G14-05 & 5B, and G14-06 & 6B (September 25, 2014, and October 27, 2014 news releases) to test the basal portion of the sill and the eastern top of the sill below these previously reported intersections. It appears the less mineralized steeper holes intersected the sill just below the northward plunging higher grade zones; these results will be investigated further once Nighthawk’s 3D resource models have been updated.

Preliminary geochemical analyses suggests that Goldcrest is a differentiated igneous intrusion, presumably co-magmatic with and identical to the Colomac sill. Both sills intruded a host mafic volcanic sequence and were subsequently folded with tops facing east. Better gold mineralization is preferentially localized within the more sodic and silica-rich upper portions of the sills. Because of the limited historical drilling at Goldcrest in comparison with Colomac Main, substantial opportunities for resource expansion exist. Given the success of this first drill program, Nighthawk remains focused on pursuing additional opportunities at Goldcrest as higher grade mineralization remains open to depth and along strike.

Drilling of Colomac Main Zone 2.0 was designed to expand previously defined higher grade gold and to infill areas within the existing resource. Hole C14-01B extended the northerly plunging shoot beneath the north end of the historical open pit (“Pit 2.0”). Holes C14-02 and C14-02B were drilled 650 m south of C14-01B exploring the downward extension of the 2013 Resource Estimate below the south end of Pit 2.0. This represented the first drilling within this part of the sill with hole C14-02 intersecting 25.00 m of 2.38 g/t Au, including 8.75 m of 4.98 g/t Au, and hole C14-02B intersecting 42.75 m of 1.34 g/t Au, including 11.25 m of 2.01 g/t Au. The results are promising, given the average grade of the existing resource is 1.64 g/t Au, and they confirm the continuation of mineralization down plunge within Zone 2.0, further demonstrating the enormous potential for significant resource growth at Colomac Main. Hole C14-01C, the steepest of the two holes, drilled to depth within the top of the sill within the eastern portion of the plunging shoot intersected by hole C14-01B, revealed strong continuity of grade to depth, and intersected three broad, closely spaced zones returning 12.25 m of 1.22 g/t Au, 21.00 m of 1.40 g/t Au and 17.25 m of 1.10 g/t Au (above the 2013 Resource Estimate cutoff of 0.6 g/t Au).

Prior to the end of the program additional holes were drilled south of C14-03 and north of C14-01, testing underexplored regions of the sill and opening up new areas for resource expansion. The results of this drilling will be released shortly as assay results are pending. Hole C14-04 explored the southern depth extension of the sill’s upper portion; the same region that C14-02B, collared 300 m to the north, successfully intersected.  C14-04 represents the first drilling by Nighthawk in the area, targeting the boundary region between Zones 2.0 and 2.5. It was drilled steeply below the south end of Pit 2.0 to a depth of 492 m, of which approximately 160 m was mineralized, including several significant composites.

Hole C14-06, collared 1,100 m north of C14-04, drilled Zone 1.5 to depth.  Historical holes only tested this area to less than 100 m vertical depth; C14-06 was the first hole to target the sill’s eastern portion to depth, resulting in the discovery of a new high-grade zone that returned the best intercepts ever reported for the entire Colomac project area.  An intercept of 7.78 g/t gold over a down hole length of 52.50 m highlights the zone in which 16% of all samples collected from C14-06 contained visible gold.  These better gold grades are located within the more sodic and silica-rich upper portion of the sill, confirming its primary exploration target status. Hole C14-05 was collared 100 m north of C14-06 to test the same portion of the sill along the northern flank of Zone 1.5.  Although the hole intersected impressive mineralization over a downhole length of 29.25 m, it did not duplicate the scale of C14-06, perhaps an indication that it was located along the northern fringe and above the high-grade shoot.  Additional drilling is required in order to delineate the dimensions and expansion opportunities of this new discovery. Being Nighthawk’s first drilling within this part of the sill, these exceptional high-grade results clearly demonstrate the potential for significant resource growth at Colomac; hundreds of metres of underexplored sill lay to the north of Zone 1.5.

The Cass deposit lies 20 km to the southwest of the Colomac gold deposit. Mineralization consists of stockwork quartz-carbonate veins with minor pyrite, pyrrhotite and arsenopyrite within a northeast trending gabbroic intrusion. Historical drilling has traced the mineralization for a strike length of 360 m and to a depth of 210 m. The 2014 drilling constituted the first drill program the Company has carried out on the deposit and the aim was to test mineralization along strike, to depth and to infill gaps within the known mineralized envelope. Historical intersection widths, shallow depths and continuity of mineralization are believed conducive to open pit mining methods. Results from the current program have extended the mineralized corridor an additional 700 m to the northeast, opening up a vast region for infill drilling, which is needed to confirm continuity of the mineralized zone.  Intersection widths, shallow depths, and continuity of mineralization are believed conducive to open pit mining methods. Mineralization was also extended over 100 m to the west. Multiple intersections documented significant near surface mineralization and continuity of the mineralized zone to the west.

Although hole CM14-01 tested a localized gap within the western portion of the deposit, confirming its existence, it was also instrumental in helping to constrain the moderately westward plunging geometry of the mineralized zone. Holes CM14-02 & 04 followed up on the model, testing the leading edge of the mineralization immediately west of the deposit, intersecting significant grade widths. Holes CM14-05, and C14-06 and 06B tested for the westward expansion of the mineralization and effectively extended the deposit for over 100 m intersecting high-grade zones within the core of the plunging zone. Mineralization remains open above and below these intersections. Stepping out further to the west, hole CM14-07 appears to have intersected a barren fault, leaving the western extension of the mineralized gabbro beyond the fault to be determined.

The Cass style of mineralization, represented by broad zones of near surface gold mineralization with significant grade and continuity, points to the largely untested potential for discovery of significant gold mineralization in other gabbroic bodies such as those hosting the underexplored nearby Raspberry and Albatross gold occurrences. These areas were extensively prospected and sampled over the past field season.

Initial activities at Cass have been very successful. In general, mineralization remains open above and below these reported high-grade intersections within the core of the plunging mineralized zone. The Cass deposit is one of several near surface prospects within a few kilometres of the Colomac infrastructure, and a potential candidate for higher grade supplemental feed to augment Colomac.

Located 8 km west of Colomac, Echo-Indin is considered a priority target for near surface, high-grade gold mineralization, with the potential to host shallow deposits to augment Colomac. Exploration in the 1940’s reports on anomalous gold mineralization generated from overburden trenching, surface sampling, and limited diamond drilling. Historical drilling targeted quartz stock-works in gold mineralized shear zones that extend for several hundred metres within metavolcanic rocks. Gold occurrences are now thought to be related to the continuation of the Cass-Kim Deposit mineralized corridor that was offset by the Lex Fault. The resulting linear gold occurrences are referred to as the Echo-Indin showing (just north of the Lex Fault), the Goose Lake Showing (approximately 1 km further north), and the Lucky Lake Showing yet further north.

Recent field activities focused on locating historical drill setups, surface trenches, and confirming (and extending) the reported gold mineralized shear zones. Results were very encouraging and included three surface samples of greater than 30.0 g/t Au, thirteen greater than 4.0 g/t Au, and twenty-two greater than 1.0 g/t Au. 2014 drilling at Echo-Indin followed-up on field work results and successfully intersected near surface mineralization. Six holes undercut three historical surface gold showings, of which four holes intersected gold mineralized quartz veins within metabasalts. Overall, zones appear to be of limited width; however, two holes did report significant cuts. Hole E14-02B returned 3.50 m of 9.00 g/t Au, including 2.50 m of 12.51 g/t Au, and hole E14-03 intersected 7.00 m of 2.77 g/t Au, including 3.00 m of 3.92 g/t Au. Echo-Indin is one of several near surface prospects within a few kilometres of the Colomac infrastructure and a potential candidate for higher grade supplemental feed.

2015 Exploration Program

On October 26, 2015, the Company announced the results from its 2015 drill program, which was completed from July to October 2015. Drilling focused on delimiting and extending the recently discovered high-grade gold mineralization at Zone 1.5 (see 2014 Exploration Program) and testing Zone 1.0 for the first time.

Five holes were drilled within Zone 1.5 to expand the recently discovered high-grade gold mineralization defined by hole C14-06, which intersected 52.50 m of 7.78 g/t Au.  Holes C15-04 and 04B were collared 25 m south of C14-06 and intercepted 77.75 m of 2.63 g/t Au, including 32.95 m of 4.19 g/t Au, including 12.33 m of 7.77 g/t Au. Hole C15-06 was drilled 25 m north of C14-06 returning 31.20 m of 3.89 g/t Au, including 8.60 m of 7.63 g/t Au.  This drilling validated the existence of the high-grade gold zone over a strike length of at least 60 m and to a vertical depth of 175 m; the zone remains open in all directions.

Three shallow holes were also completed at Zone 1.0, located 2.0 km north of Zone 1.5 along the trend of the intrusion, as part of an initial campaign to test for high-grade gold zones similar to Zone 1.5.  All holes intersected significant mineralization over a strike length of 60 m and to a vertical depth of less than 150 m.  Grade appears to improve to the south as evidenced by hole C15-03 intersecting 43.10 m of 1.13 g/t Au, including 8.45 m of 2.23 g/t Au.  This was the Company’s first drilling within the northern sector of the intrusion, which effectively opened up over 2.0 km of prospective ground.

Figure 4
2015 Exploration Program – Drill Sites

3.	SERVICE OBLIGATION UNDER TERMS OF COLOMAC AGREEMENT

As consideration for the Colomac Gold Project (see Section 2.1 – Acquisitions and Option Agreements), Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, being the Diversified, Chalco Lake, and Spider Lake sites. The obligation for the reclamation services being carried out on behalf of AANDC totals a maximum of $5.00 million. The Company entered into the Colomac LOC's totaling $5.00 million in favour of AANDC to secure the obligation to perform the reclamation services for each site. The Colomac LOC's are thereby secured by the Colomac GIC's at a Canadian chartered bank for the same amounts.
The Company has not assumed the reclamation liabilities of these three sites directly and is not responsible for any historical environmental liabilities associated with the Colomac Gold Project. Upon completion of the reclamation services to the satisfaction of an independent third party engineer, the Colomac LOC’s with respect to each site will be released and the hold restriction on the related Colomac GIC will be eliminated ($3.00 million for the Diversified site, $1.00 million for the Chalco Lake site and $1.00 million for the Spider Lake site). The service obligation with respect to the Chalco Lake site was completed during Fiscal 2013 and no further work is required thereon. At any time, the Company may terminate the liability relating to this service obligation, but as a consequence would relinquish the related Colomac GIC still held as security against the Colomac LOC’s at that time.

Diversified

Minimal costs of $11,260 related to the Diversified service obligation were incurred during Fiscal 2015. Cumulative expenditures to July 31, 2015 are $1.28 million. During the year ended July 31, 2012, significant work was performed ($1.22 million) to remove a majority of the existing structures, hazardous and non-hazardous waste from the site. A spur ice road to the Diversified site was previously commissioned during the winter months to efficiently transport the material offsite to the appropriate disposal facilities. No further demolition work is required at Diversified as all structures have been removed. Remaining work includes the removal of debris, management of contaminated soil and planning closure of the mine shaft. Further significant remediation work on this site may be carried out once a final reclamation plan has been prepared and all necessary approvals obtained from AANDC. Fulfillment of this obligation would require the use of hard dollar funds (non-flow-through) and may be carried out when the Company has a sufficient budget to do so. Once the work is completed however, the Colomac LOC (for Diversified) would be terminated and the restriction on the related Colomac GIC of $3.00 million would be released.

Spider Lake

Minimal costs of $77 was incurred on the Spider Lake service obligation during Fiscal 2015. Cumulative expenditures to July 31, 2015 are $0.23 million. During the summer of 2012, Nighthawk carried out a delineation program at Spider Lake and obtained a better estimate of the hydrocarbon and metals contamination at site. A waste rock characterization program was performed as well. Results of these programs allowed Nighthawk to plan the reclamation work at this site. All necessary approvals of the Spider Lake reclamation plan have been obtained. The reclamation work planned for the summer of 2014 was not able to be carried out as the Company did not have a sufficient budget of hard dollar funds (non-flow-through) to complete the work. Once the work is completed however, the Colomac LOC (for Spider Lake) would be terminated and the restriction on the related Colomac GIC of $1.00 million would be released.

4.	EXPLORATION AND EVALUATION EXPENDITURES

		Incurred During Fiscal 2015
Property	Balance July 31, 2014	Option payments and acquisition costs	Exploration costs	Balance July 31, 2015
Indin Lake Gold Property	$32,793,195	$418,085	$4,543,814	$37,755,094

The following table identifies the breakdown of the Indin Lake Gold Property’s exploration and evaluation expenditures for the year ended July 31, 2015 and 2014:

Indin Lake Gold Property
Capitalized Exploration and Evaluation Expenditures
For The Years Ended July 31, 2015 and 2014

Years Ended July 31,	2015	2014

Option Payments & Acquisition Costs
Balance, beginning of period	$10,133,416	$9,496,993
Option payments	300,000	500,000
Acquisition costs	118,085	136,423
	418,085	636,423
Balance, end of year	$10,551,501	$10,133,416

Exploration Costs
Balance, beginning of period	$22,659,779	$20,592,097
Drilling	1,355,852	334,481
Geological & consultant fees	959,785	619,400
Transportation	816,042	316,615
Camp	767,443	564,279
Assaying & analytical	262,801	36,187
Licenses & permits	95,749	86,032
Administrative office costs & other	35,302	34,329
Environmental	25,805	6,795
Stock-based compensation (non-cash)	225,035	69,564
	4,543,814	2,067,682
Balance, end of year	$27,203,593	$22,659,779

Cumulative Expenditures to Year End	$37,755,094	$32,793,195

During the year ended July 31, 2015, capitalized option payments of $0.30 million were incurred on the Kim/Cass Option (2014 - $0.25 million on the acquisition of the Kim/Cass Option and $0.25 million on the final payment for the Indin Lake Claims/Leases) (see section 2.1 – Acquisitions and Option Agreements). $0.12 million of acquisition costs, which consists of $0.09 million related to the Damoti Reclamation Obligation (as described in section 2.1 – Acquisitions and Option Agreements), and $0.03 million related to capitalized costs on the renewal of the Colomac LOC’s (2014 - $0.10 million and $0.04 million, respectively).

Exploration costs of $4.54 million were incurred for the year ended July 31, 2015. The extensive 2014 exploration program was carried out from late June to October 2014, and the 2015 exploration program from July to September 2015. Exploration costs in Fiscal 2015 primarily related to the 2014 exploration program (August to October 2014) and the ongoing geological evaluation of the Colomac Gold Project, as well as the startup costs associated with the 2015 exploration program (July 2015). Exploration costs primarily included drilling and transportation, the organization of the camp and the necessary logistical costs therein, geological and consulting fees, as well as assaying costs. Exploration costs of $2.07 million were incurred for the previous year ended July 31, 2014. As explained above, the 2014 exploration program began in June 2014. Therefore, due to the timing of the Company’s previous year end relative to the start of the 2014 program, limited expenditures for the program were incurred in Fiscal 2014.

Indin Lake Gold Property
2015 & 2014 Drilling Programs

	2015 Program July – Sept. 2015	2014 Program June – Oct. 2014
Camp	$301,062	$1,005,462
Drilling	247,373	1,688,683
Geological & consultant fees	184,468	274,546
Transportation	124,427	586,814
Assaying & analytical	59,560	237,683
Environmental	5,550	32,045
Licenses & permits	1,193	369,048
	$923,634	$4,194,281
Metres of drilling	2,079	13,647
Drill cost per metre	$444/metre	$307/metre

The table above represents the Company’s cost to operate its 2015 and 2014 drill programs at it’s Indin Lake Gold Project. The camp is located at the central Colomac Gold Project (see Figure 1). Nighthawk has achieved efficiencies of drill operations, as identified by it’s 2014 drill cost per metre of $307. The 2014 campaign utilized three drill rigs which completed 13,647 m of drilling. The limited 2015 program completed 2,079 m (with one drill) but was necessary in order to further advance the Colomac Gold Project as well as fully utilize the Company’s remaining flow-through obligation. A static amount of setup and logistical costs are required to launch the drill program. Utilizing one drill (as opposed to three in 2014) and completing a limited amount of drilling provided for reduced efficiencies of scale and a greater drill cost per metre for the 2015 campaign. See Section 2.4 – Exploration Programs for further details on the 2015 and 2014 drill programs.

5.	SELECTED ANNUAL INFORMATION

The following chart summarizes selected annual financial information for the three most recently completed financial years.  The information has been prepared in accordance with IFRS:

	Years Ended July 31,
Operations	2015	2014	2013

Operating expenses	$712,659	$873,417	$1,361,647
Stock-based compensation	521,134	137,864	293,260
Loss (gain) on settlement of mineral property option payments	(11,282)	3,100	-
Loss on debt settlement	-	-	721,648
Accretion expense	-	-	248,243
Write-down of equipment	85,000	-	200,000
Interest income	(79,381)	(55,095)	(60,773)
Flow-through share premium	-	-	(790,350)
Deferred income tax provision (recovery)	(159,246)	(581,792)	435,861
Loss for the year	1,068,884	377,494	2,209,536
Loss per share	0.02	0.01	0.08
Total assets	44,254,731	46,110,227	37,639,668
Total long-term financial liabilities	3,413,464	3,424,801	3,444,878
Cash dividends declared	$-	$-	$-

The decrease in operating expenses is primarily attributable to the Company striving to reduce it’s overhead in order to conserve its cash resources.

Variances in stock-based compensation are affected primarily by the timing and vesting of option grants.

The gain on settlement of mineral property option payment in Fiscal 2015 of $11,282 resulted from the accounting value attributed to the 492,362 common shares issued to settle the $0.15 million option payment obligation for the Kim and Cass gold deposits. The loss on settlement of mineral property option payment of $3,100 from the prior period resulted from the accounting value attributed to the issuance of 438,596 common shares and 353,669 common shares to settle option payment obligations of $0.25 million and $0.13 million, respectively. See Section 2.1 – Acquisitions and Option Agreements for further details on the details of the Kim and Cass deposits.

A loss on debt settlement was realized on the difference between the liability component and the settlement value of the secured notes which were repaid in March 2013.

Accretion expense related to the expensed portion of the accretion of the secured notes. A portion of the total accretion was capitalized at the time to acquisition costs due to that portion of the proceeds of the secured notes which related to the acquisition of the Colomac Gold Project. The secured notes were issued in January 2012 and were repaid in March 2013.

During the years ended July 31, 2013 and 2015, certain equipment having a carrying values of $0.20 million and $0.09 million, respectively, were written off due to the state of disrepair.

Flow-through share premium resulted from the allocation of the premium above Nighthawk’s market price attributed to flow-through shares issued from equity. Flow-through funds are utilized on exploration activities and the liability is satisfied upon the renunciation of flow-through expenditures to investors, at which time the flow-through share premium is recorded in net loss.

Deferred income taxes result mainly from differences between the accounting and tax values of assets recognized on Nighthawk’s consolidated statement of financial position.

Variances in total assets is primarily a result of an equity financing in June 2014 conducted to finance Nighthawk’s exploration activities.

Nighthawk has no significant operating revenues and has not declared any dividends.

6.	RESULTS OF OPERATIONS

	Three Months Ended July 31,			Year Ended July 31,
Operations	2015	2014		2015	2014

Salaries, director and consulting fees	$111,433		$92,194	$457,722	$459,559
Office and administration	28,033		31,540	129,283	176,560
Travel	16,859		20,043	49,023	70,302
Regulatory and shareholder information	(9,419)		10,035	33,910	73,396
Professional fees	9,512		27,796	42,721	93,600
Stock-based compensation	-		-	521,134	137,864
Write-down of equipment	85,000		-	85,000	-
Interest income	(3,690)		13,847	(79,381)	(55,095)
Loss (gain) on settlement of mineral property option payment	-		(13,158)	(11,282)	3,100
Deferred income tax recovery	(159,246)		(581,792)	(159,246)	(581,792)
Loss (income) for the period	$78,482	$	(400,873)	$1,068,884	$377,494
Loss (income) per share – Basic and fully diluted	$Nil (1)		$0.01	$0.02 (1)	$0.01 (1)

(1)
Fully diluted weighted average common shares outstanding, used in the calculation of fully diluted net loss per share, are not reflective of the outstanding stock options and warrants at that time as their exercise would be anti-dilutive in the net loss per share calculation.

6.1           Year Months Ended July 31, 2014

Results of operations for the year ended July 31, 2015 resulted in a loss of $1.07 million, compared to a loss of $0.38 million for the prior year.

The variance between the two fiscal years is due to:

•
Management has strived to continue to lower its overhead costs to conserve its cash resources. As a result, cash costs for office and administration, travel, professional fees and regulatory and shareholder information have been reduced compared to prior year;

•
Stock-based compensation relates to the amount of vested options during the period. During the year ended July 31, 2015 and 2014, stock options vested in accordance with their grant terms, therefore accounting for the stock-based compensation expense was incurred;

•	During Fiscal 2015, certain equipment having a carrying value $85,000 was written off due to its state of disrepair;
•	Interest income is derived from the significant cash balance on hand as well as the Colomac GIC’s being held has restricted cash to secure the Colomac LOC’s;
•
The gain on settlement of mineral property option payment of $11,282 resulted from the accounting value attributed to the 492,362 common shares issued to settle the $150,000 option payment obligation for the Kim and Cass gold deposits (see Section 2.1 – Acquisitions and Option Agreements). The number of common shares issued to settle the $150,000 obligation under the terms of the option agreement was calculated based on a 30-day volume weighted average share price ($0.324); the fair value of the common shares on the date they were issued (December 5, 2014) was $138,718 ($0.30 per common share), thereby resulting in a gain on settlement of mineral property option payment of $11,282. The loss on settlement of mineral property option payment of $3,100 from the prior period resulted from the accounting value attributed to the issuance of 438,596 common shares and 353,669 common shares to settle option payment obligations of $250,000 and $125,000, respectively.

6.2           Three Months Ended July 31, 2015

Results of operations for the three months ended July 31, 2015 resulted in a loss of $0.08 million, compared to income of $0.40 million for the same period in prior year. The variance between the two three month periods is primarily due to the explanations as provided for in the fiscal periods in Section 6.1 above. The income in the prior period was primarily due to the deferred income tax recovery recorded in the period.

7.	QUARTERLY FINANCIAL INFORMATION

The following selected financial data for the past eight quarters has been prepared in accordance with IFRS and should be read in conjunction with Nighthawk’s audited annual consolidated financial statements:

Operations	Quarter Ended Oct. 31, 2014	Quarter Ended Jan. 31, 2015	Quarter Ended Apr. 30, 2015	Quarter Ended Jul. 31, 2015

Operating expenses	$198,038	$226,905	$131,298	$241,418
Stock-based compensation	-	521,134	-	-
Loss (gain) on settlement of mineral property payment	-	(11,282)	-	-
Interest income	(33,490)	(24,124)	(18,077)	(3,690)
Deferred income tax recovery	-	-	-	(159,246)
Net loss	$164,548	$712,633	$113,221	$78,482
Net loss per share	$Nil (1)	$0.02 (1)	$Nil (1)	$Nil (1)

Cash and cash equivalents	$3,639,040	$2,450,786	$2,059,373	$1,502,002
Other current assets	555,831	322,859	303,373	518,635
Restricted cash	4,479,000	4,479,000	4,479,000	4,479,000
Equipment	85,000	85,000	85,000	-
Exploration and evaluation assets	36,504,499	37,242,030	37,462,873	37,755,094
Total Assets	$45,263,370	$44,579,675	$44,389,619	$44,254,731

Provision for service obligation	$3,012,314	$3,012,314	$3,012,314	$3,012,314
Reclamation provision	401,150	401,150	401,150	401,150
Deferred income tax liability	$1,198,256	$1,198,256	$1,198,256	$1,068,188

Operations	Quarter Ended Oct. 31, 2013	Quarter Ended Jan. 31, 2014	Quarter Ended Apr. 30, 2014		Quarter Ended Jul. 31, 2014

Operating expenses	$191,873	$257,281	$242,655		$181,608
Stock-based compensation	-	137,864	-		-
Gain on settlement of mineral property payment	-	(10,058)	-		13,158
Interest income	(14,017)	(14,016)	(13,215)		(13,847)
Deferred income tax provision (recovery)	-	-	-		(581,792)
Net loss (income)	$177,856	$371,071	$229,440		$(400,873)
Net loss (income) per share	$Nil (1)	$0.01 (1)	$0.01	(1)	$(0.01)

Cash and cash equivalents	$2,246,838	$1,714,400	$1,260,605		$7,821,278
Other current assets	305,589	306,241	346,288		931,754
Restricted cash	4,479,000	4,479,000	4,479,000		4,479,000
Equipment	85,000	85,000	85,000		85,000
Exploration and evaluation assets	30,356,823	30,859,195	30,989,777		32,793,195
Total Assets	$37,473,250	$37,443,836	$37,160,670		$46,110,227

Provision for service obligation	$3,043,728	$3,038,929	$3,035,828		$3,023,651
Reclamation provision	401,150	401,150	401,150		401,150
Deferred income tax liability	$1,940,461	$1,940,461	$1,940,461		$1,198,256

(1)
Fully diluted weighted average common shares outstanding, used in the calculation of fully diluted net loss per share, are not reflective of the outstanding stock options and warrants at that time as their exercise would be anti-dilutive in the net loss per share calculation.

The Company has not paid any dividends.

Operating expenses include office and administrative costs, consulting fees, regulatory and shareholder information, professional fees, salaries and director fees and travel costs. Variances in operating expenses over the previous quarters related to office and administrative costs, professional and consulting fees, which varied based upon the scope of each exploration season and as well as timing of financing activities. Moving forward over the next year, it is expected that monthly expenses will be maintained at approximately $40,000, before considering certain one-time costs, as exploration activities will focus on the Indin Lake Gold Property.

Stock-based compensation expense is a result of the timing of vested stock options fair valued using the Black-Scholes option pricing model.

The deferred income tax provision (recovery) recorded through the periods is mainly a result of differences between the accounting and tax values of assets recognized on the consolidated statement of financial position.

The major variances in cash and cash equivalents and total assets are mainly attributable to equity and debt placements and the funding of exploration activities as well as professional fees, consulting fees, travel and office and administrative expenses. The Company is in the exploration stage and therefore does not generate any operating revenue. The other variances also relate to the restricted cash posted as security under the Colomac Agreement (see Section 2.1 – Acquisitions and Option Agreements for further details).

The major variances in non-current liabilities are mainly attributable to the debt financing and repayment of Secured Notes as well as the provision for service obligation, which was incurred as a result of the acquisition of the Colomac Gold Project (see Section 3 – Service Obligation Under Terms of Colomac Agreement for further details).

8.	LIQUIDITY AND CAPITAL RESOURCES

The Company is wholly dependent on equity or debt financing to complete the exploration and development of its mineral properties. There can be no assurance that financing, whether debt or equity, will be available to Nighthawk in the amount required at any particular time or for any particular period, or, if available, that such financing can be obtained on terms satisfactory to Nighthawk (see Section 14.7 – Risk Factors). Nighthawk has not generated any revenue from operations and does not expect to generate any such revenue in its next fiscal year.

The working capital balance at July 31, 2015 was $2.02 million (including cash of $1.50 million). At July 31, 2015, long-term assets primarily included exploration and evaluation assets of $37.76 million and restricted cash of $4.48 million; and long-term liabilities primarily consisted of a provision for service obligation of $3.01 million (see Section 2.1 – Acquisitions and Option Agreements and Section 3 – Service Obligation Under Terms of Colomac Agreement) and a deferred tax liability of $1.04 million.

On June 25, 2014, the Company completed a June 2014 private placement financing for gross proceeds of $8.00 million. $6.91 million of flow-through funds were raised and are to be used on the continued exploration of the Indin Lake Gold Property. The remaining net proceeds from the financing are to be used for property option payments, general working capital purposes, and may be used for reclamation consulting work to be carried out to satisfy the service obligation under the terms of the Colomac Agreement as well as the Damoti Reclamation Obligation.

Funds from further debt and equity financings will be used to fund future drill programs; reclamation consulting work to be carried out to satisfy the service obligation under the terms of the Colomac Agreement; and general working capital purposes. Potential proceeds may be received from warrant and stock option exercises as well as the potential recovery of restricted cash being held as letters of credit (securing the service obligation under the Colomac Agreement).

The Company had no off balance sheet arrangements as at July 31, 2015.

9.	OUTLOOK

As detailed in Section 2.4 – Exploration Programs, the Company completed a 2014 exploration from June to October 2014 and 2015 program from July to September 2015. $6.91 million of flow-through funds were raised in a June 2014 financing to support the 2014 exploration program. As of July 31, 2015, Nighthawk had $1.15 million of flow-through expenditure obligation remaining, which was to be expended by December 31, 2015. The costs incurred subsequent to year end on the 2015 exploration program have satisfied this obligation and as of the date of the MD&A, the Company has no further obligation as it pertains to flow-through expenditures.

Nighthawk is in the exploration stage and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital in view of exploration, development and operational risks inherent in the mining industry as well as global economic and gold price volatility. There is no assurance that funding initiatives will continue to be successful to fund planned exploration activities, which are focused on the Indin Lake Gold Property.

Working capital from treasury, as available from time to time, may also be used to acquire and explore other mineral properties either alone or in concert with others as opportunities and finances permit.

An investment in Nighthawk’s securities is speculative, see Section 14.7 – Risk Factors.

10.	SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) and have been consistently applied to all the years presented. Nighthawk is in the exploration stage and is subject to risks and challenges similar to companies in a comparable stage. As a result of these circumstances, there is significant doubt as to the appropriateness of the going concern presumption. There is no assurance that Nighthawk's funding initiatives will continue to be successful and these financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

The Company’s significant accounting policies are summarized in note 3 to the audited annual consolidated financial statements for the year ended July 31, 2015. The policies described below, and estimates related to them, have the most significant effect in preparation and presentation of Nighthawk’s consolidated financial statements.

10.1           Exploration and Evaluation Assets

Exploration and evaluation costs, which are intangible costs, including the costs of acquiring claims, are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. General and administrative costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units to which the exploration activity relates. The cash generating unit shall not be larger than the area of interest.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified from intangible assets to mining property and development assets within property, plant and equipment.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mining interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

10.2           Share-Based Payment Transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense or capitalized to exploration and evaluation assets for grants to individuals working directly on mineral properties with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no adjustment for differences between expected and actual outcomes. Fair values of share-based payments (including stock options) are determined based on estimated fair values at the time of grant using the Black-Scholes option pricing model.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

10.3           Flow-through Shares

The Company finances a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. To the extent that the Company issues common shares to subscribers on a flow-through basis at a premium to the market value of non-flow-through common shares, any such premium is recorded as a liability on Nighthawk's consolidated statement of financial position at the time of subscription. This liability is reduced, on a pro-rata basis, as the Company fulfills its expenditure renunciation obligation associated with such flow-through share issuances, with an offsetting amount recognized as income.

A deferred income tax liability equal to the tax value of flow-through expenditures renounced is recognized once the Company has fulfilled its obligations associated with the renunciation of the related flow-through expenditures. In respect of a retrospective renunciation, such obligation is considered to have been fulfilled once related renunciation filings have been made with the appropriate taxation authorities. In respect of prospective renunciation (i.e., a look-back renunciation), the obligation is considered to be fulfilled once related flow-through expenditures have been incurred.

11.	CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT JUDGEMENTS

The preparation of the audited consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The audited consolidated financial statements include estimates, which by their nature are uncertain. The impacts of such estimates are pervasive throughout the audited consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•
The Company assesses the carrying value of exploration and evaluation assets at each reporting period to determine whether any indication of impairment exists. When an impairment exists, the calculation of recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable metals, and operating performance;

•	The calculation of the fair value of warrants, broker warrants and stock options issued requires the use of estimates in the Black-Scholes option pricing valuation model;

•
The calculation of the reclamation liability and provision for service obligation, being the present value of the estimated costs to restore the properties, are discounted at rates which reflect the current market assessments and the risks specific to the liability. The calculation requires management to estimate the total restoration costs, timing of remediation and an appropriate discount rate; and

•	Valuation of deferred income taxes.

12.	ACCOUNTING ISSUES

12.1        MANAGEMENT OF CAPITAL RISK

The objective when managing capital is to safeguard Nighthawk’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders, benefits to other stakeholders and to have sufficient funds on hand to meet its exploration and development plans to ensure the ongoing growth of the business.

The Company considers its shareholders equity, cash and equivalents as capital, manages the capital structure, and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust capital structure, the Company may issue new shares through private placements, repurchase shares, sell assets, incur debt, or return capital to shareholders. The working capital balance at July 31, 2015 was $2.02 million. The timing and extent of the next drill program will depend on its ability to further access the capital markets in order to raise the necessary funds required to carry out such a program. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. Due to the cyclical nature of the industry, there is no guarantee that when the Company needs to raise capital, there will be access to funds at that time and there is no assurance that funding initiatives will continue to be successful to fund its future exploration activities.

12.2           MANAGEMENT OF FINANCIAL RISK

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include fair value of financial instruments and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors and they are more fully described in note 14 to the audited consolidated financial statements for the year ended July 31, 2015.

11.3           CHANGES IN ACCOUNTING POLICIES

Effective August 1, 2014, the Company has adopted the following new standard. This change was made in accordance with the applicable transitional provisions.

a)
In May 2013, the IASB issued IFRIC 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company has assessed and determined that the amendments to IFRIC 21 did not have a material financial impact upon the audited consolidated financial statements.

12.4           RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods after July 31, 2015 or later periods. Many are not applicable or do not have a significant impact to Nighthawk and have been excluded from the discussion below. The following has not yet been adopted and is being evaluated to determine the impact on Nighthawk.

IFRS 9, Financial Instruments, (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Nighthawk will evaluate the impact of adopting IFRS 9 on its consolidated financial statements, including the possibility of early adoption in future periods.

13.	OUTSTANDING SHARE DATA

Number of Shares

Common shares outstanding – July 31, 2014	57,991,301
Issuance of common shares for mineral property options	462,392

Common shares outstanding – July 31 and November 24, 2015	58,453,693
June 2014 Warrants (exercise price $0.50, expiry date December 25, 2015)	10,000,000
June 2014 Broker Warrants (exercise price $0.45, expiry date December 25, 2015)	1,200,000
Secured Note Warrants (exercise price $0.15, expiry date May 20, 2017	3,400,000
Unexercised stock options	4,746,000

Fully diluted common shares outstanding – November 24, 2015	77,799,693

13.1           COMMON SHARES

The Company has authorized share capital consisting of an unlimited number of common shares.

13.2           WARRANTS

As at July 31, 2015, 10,000,000 June 2014 warrants and 1,200,000 broker warrants were outstanding. The warrants and broker warrants were issued in connection with a June 2014 financing. The June 2014 warrants and broker warrants have exercise prices of $0.50 and $0.45, respectively, and both expire December 25, 2015.

Subsequent to year end on November 20, 2015, 3,400,000 Secured Note Warrants were issued in connection with a non-brokered private placement debt financing. The Secured Note Warrants have an exercise price of $0.15 and expire May 20, 2017.

13.3           STOCK OPTIONS

Nighthawk has a stock option plan (the “Plan”) under which stock options may be granted to Directors, Officers, employees, consultants and consultant companies. The Plan: (i) provides that the number of common shares reserved for issuance, within a one year period, to any one optionee, shall not exceed 5% of the outstanding common shares; (ii) provides the maximum number of common shares reserved for issuance pursuant to options granted to insiders may not exceed 10%; (iii) and contains other provisions to ensure the Plan is compliant with stock exchange regulations. The options granted vest immediately or as otherwise determined by the Board of Directors.

During the year ended July 31, 2015, 3,150,000 stock options were granted and 50,000 stock options expired unexercised. The following stock options remained outstanding at July 31, 2015:

Issue date	Options outstanding & exercisable	Exercise price	Weighted average remaining life (Years)

February 5, 2013	110,000	$0.75	0.4
February 15, 2013	70,000	$0.75	0.4
July 15, 2013	760,000	$0.60	2.9
November 29, 2013	656,000	$0.50	3.2
December 17, 2014	3,150,000	$0.34	4.3

	4,746,000	$0.42	3.8

14.	OTHER INFORMATION

14.1        CONTRACTUAL COMMITMENTS

Nighthawk does not have any commitments for material exploration expenditures, although it may acquire other properties and enter into other joint venture agreements in accordance with its business plan.

Nighthawk committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, being the Diversified, Chalco Lake, and Spider Lake sites.

In consideration for the conveyance of the Colomac claims and leases, the Company committed to perform reclamation services on three other sites within the Indin Lake Gold Property land package which are the responsibility of AANDC, as further described in Section 2.1 – Acquisitions and Option Agreements. At July 31, 2015, the remaining service obligation was $3.01 million. At any time, the Company may terminate its service obligation but as a consequence would relinquish any amount of the Colomac GIC still being held as security against the Colomac LOC’s at that time.

Upon acquisition of the Damoti Lake Property, the Damoti Reclamation Obligation existed. At the time of acquisition, the estimated cost of the Damoti Reclamation Obligation could not be reliably measured. Nighthawk has since carried out environmental assessments using a third party specialist and estimated the cost of the Damoti Reclamation Obligation to be $0.40 million. The Company posted two irrevocable standby letters of credit with a Canadian chartered bank in the amount of $0.48 million to provide security under its land use permit and water access licence for the Damoti Reclamation Obligation as well as with respect to its exploration activities relating to the Indin Lake Gold Property.

As of July 31, 2015, the Company had $1.15 million of flow-through expenditure obligation remaining, which was to be expended by December 31, 2015. The costs incurred subsequent to year end on the 2015 exploration program have satisfied this obligation and as of the date of the MD&A, the Company has no further obligation as it pertains to flow-through expenditures.

14.2           SUBSEQUENT EVENT

Subsequent to year end on November 20, 2015, Nighthawk completed a non-brokered private placement offering of Secured Notes for a principal amount of $0.85 million. See Section 1 – Description of Business of further details of the financing.

14.3           DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of disclosure controls and procedures as of July 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation are reported within the time periods specified in those rules.

14.4           INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There has been no change in internal control procedures during the year ended July 31, 2015 that would materially affect, or reasonably likely to materially affect, the internal control over financial reporting.

14.5           LIMITATIONS OF CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

14.6           RELATED PARTY TRANSACTIONS

Transactions for the year ended July 31, 2015 are disclosed and explained in note 14 to the audited consolidated financial statements for the year ended July 31, 2015, which accompanies this MD&A.

During the year ended July 31, 2015, Nighthawk paid consulting fees of $180,000 (year ended July 31, 2014 - $180,000) to Heather Grace & Co., a company controlled by David Wiley, the Chief Executive Officer and a Director of Nighthawk. At July 31, 2015, the balance owed was $nil (July 31, 2014 - $nil).

During the year ended July 31, 2015, Nighthawk paid financial consulting fees of $46,668 (year ended July 31, 2014 - $nil) to 2245448 Ontario Inc., a company controlled by Michael Leskovec, the Chief Financial Officer of Nighthawk. At July 31, 2015, the balance owed was $nil (July 31, 2014 - $nil).

During the year ended July 31, 2015, Nighthawk paid geological consulting fees of $146,250 (year ended July 31, 2014 - $101,250) to Byron Geological Inc., a company controlled by Dr. Michael Byron, the Chief Geologist and a Director of Nighthawk. At July 31, 2015, the balance owed was $12,500 (July 31, 2014 - $12,500).

14.7           RISK FACTORS

Nighthawk is in the exploration stage and is subject to the risks and challenges similar to other companies in a comparable stage. Other than the risks relating to reliance on financing previously discussed, as well as those discussed elsewhere in this MD&A, the Nighthawk’s risks include, but are not limited to, limited operating history, speculative nature of mineral exploration and development activities, operating hazards and risks, mining risks and insurance, no mineral reserves, environmental and other regulatory requirements, competition, stage of development, fluctuations in commodity prices, conflicts of interest, reliance on key individuals, no key man insurance and enforcement of civil liabilities as discussed further below.

Limited Operating History - An investment in Nighthawk should be considered highly speculative due to the nature of Nighthawk’s business. Nighthawk has no history of earnings, it has not paid any dividends and it is unlikely to enjoy earnings or be paying dividends in the immediate or foreseeable future.

Speculative Nature of Mineral Exploration and Development Activities - Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by Nighthawk may be affected by numerous factors which are beyond the control of Nighthawk and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in Nighthawk not receiving an adequate return of investment capital.

Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of mineral reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Nighthawk’s mineral properties are in the exploration stage only and are without known bodies of mineral reserves. The exploration programs proposed by Nighthawk are exploratory searches for commercial ore bodies only. Development of any of Nighthawk’s mineral properties will only follow upon obtaining satisfactory exploration results.

Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. There is no assurance that Nighthawk’s mineral exploration activities will result in any discoveries of commercial bodies of ore. Also, no assurance can be given that any or all of Nighthawk’s properties will not be subject to prior unregistered agreements or interests or undetected claims which could be materially adverse to Nighthawk.

No Mineral Reserves - All of the Nighthawk properties are considered to be in the exploration stage only and do not contain a known body of commercial ore. Mineral reserves are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Reserve estimates for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. While Nighthawk does have mineral resources, such resources are mineral reserves and do not have demonstrated economic viability.

Conflicts of Interest - Certain of the Directors and Officers of Nighthawk are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such Directors and Officers of Nighthawk may become subject to conflicts of interest. Canadian corporate laws provide that in the event that a Director has an interest in a contract or proposed contract or agreement, the Director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under those laws. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the applicable Canadian corporate laws.

Operating Hazards and Risks - Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Nighthawk’s operations will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, such as unusual or unexpected formations, cave-ins or pollution, all of which could result in work stoppages, damage to property and possible environmental damage.

Mining Risks and Insurance - The business of mining for gold and other metals is generally subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions, pressures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. No assurance can be given that such insurance will continue to be available or that it will be available at economically feasible premiums. Mining operations will be subject to risks normally encountered in the mining business.

Environmental and Other Regulatory Requirements - Nighthawk’s activities are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and Directors, Officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The exploration operations of Nighthawk and development and commencement of production on its properties require permits from various federal and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Nighthawk believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Competition - Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Nighthawk. Nighthawk may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that Nighthawk’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Stage of Development - Nighthawk is in the business of exploring for, with the ultimate goal of producing, precious and base metals from its mineral exploration properties. None of the Nighthawk properties have commenced commercial production and Nighthawk has no history of earnings or cash flow from its operations. As a result of the foregoing, there can be no assurance that Nighthawk will be able to develop any of its properties profitably or that its activities will generate positive cash flow.

Nighthawk has not paid any dividends and it is unlikely to enjoy earnings or paying dividends in the immediate or foreseeable future. Nighthawk has not sufficiently diversified such that it can mitigate the risks associated with its planned activities. Nighthawk has limited cash and other assets.

A prospective investor in Nighthawk must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of Nighthawk’s management in all aspects of the development and implementation of Nighthawk’s business activities.

Fluctuations in Commodity Prices - The profitability, if any, in any mining operation in which Nighthawk has an interest is significantly affected by changes in the market price of precious and base metals which fluctuate on a daily basis and are affected by numerous factors beyond Nighthawk’s control.

Reliance on Key Individuals - Nighthawk’s success depends to a certain degree upon certain key members of the management. These individuals are a significant factor in Nighthawk’s growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on Nighthawk.

No Key Man Insurance - Nighthawk does not anticipate having key man insurance in place in respect of any of its senior officers or personnel.

Enforcement of Civil Liabilities - As the proposed major assets of Nighthawk and certain of its existing and proposed management are or will be located outside of Canada, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of Nighthawk, or the management of Nighthawk, residing outside of Canada.

14.8           CORPORATE GOVERNANCE

The Board of Directors follow corporate governance policies to ensure transparency and accountability to shareholders. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual consolidated financial statements prior to their submission to the Board of Directors for approval.

14.9           FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, including predictions, projections and forecasts. Forward-looking statements include, but are not limited to, statements with respect to information with respect to Nighthawk’s financings, the return and timing of return of the Security funds, exploration results, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, anticipated budgets and exploration expenditures, capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of any pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, "budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the actual results of current exploration activities; actual results and interpretation of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration, development or construction activities, as well as those factors disclosed in the Nighthawk's publicly filed documents.  Although Nighthawk has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Schedule F – Unaudited Pro-Forma Consolidated Financial Statements of Nighthawk Gold Corp.

 Pro Forma Consolidated Financial Statements

Presented in Canadian Dollars

(Unaudited)

Table of Contents

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JANUARY 31, 2016	3

PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2016	4

PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE YEAR ENDED JULY 31, 2015	5

PRO FORMA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	6

1) Basis of Presentation	6
2) Significant Accounting Policies	7
3) Transaction	7
4) Pro Forma Assumptions and Adjustments	8
5) Pro Forma Weighted Average Number of Common Shares	9

Notes to the Pro Forma Consolidated Financial Statements
As at and for the six-month period ended January 31, 2016 and for the year ended July 31, 2015
(In Canadian dollars)
(Unaudited)

1)	Basis of presentation

The accompanying unaudited pro forma consolidated statement of financial position of Nighthawk Gold Corp. (“Nighthawk”) as at January 31, 2016 and the unaudited pro forma consolidated statements of loss for the six-month period ended January  31, 2016 and year ended July 31, 2015 (collectively, the “pro forma consolidated financial statements”) have been prepared by management based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) for illustrative purposes only to reflect the acquisition (the “Transaction”) by Nighthawk of all the issued and outstanding shares of Superior Copper Corporation (“Superior”).

In preparing the unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of loss, the following historical information was used:

a.	For the unaudited pro forma consolidated statement of financial position as at January 31, 2016:

(i)	the unaudited statement of financial position of Nighthawk as at January 31, 2016; and

(ii)	the unaudited statement of financial position of Superior as at November 30, 2015.

b.	For the unaudited pro forma consolidated statement of loss for the six-month period ended January 31, 2016:

(i)	the unaudited interim statement of loss and comprehensive loss of Nighthawk for the six-month period ended January 31, 2016; and

(ii)	the unaudited interim statement of loss and comprehensive loss of Superior for the six-month period ended November 30, 2015.

c.	For the unaudited pro forma consolidated statement of loss for the year ended July 31, 2015:

(i)	the audited statement of loss and comprehensive loss of Nighthawk for the year ended July 31, 2015; and

(ii)	the audited statement of loss and comprehensive loss of Superior for the year ended May 31, 2015.

The accounting policies used in the preparation of these pro forma consolidated financial statements are in accordance with those disclosed in Nighthawk’s audited financial statements as at and for the year ended July 31, 2015.  In the opinion of management, these pro forma consolidated financial statements include all of the necessary adjustments for fair presentation of the combined entity in accordance with Nighthawk’s accounting policies.  The pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Nighthawk and Superior.

The pro forma consolidated financial statements give effect to the assumed transactions and assumptions described in note 3 as if they had occurred on January 31, 2016 for purposes of the consolidated statement of financial position and as of August 1, 2014 for purposes of the consolidated statements of loss.  The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.  In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies and administrative cost savings that could result from the operations of the combined assets.  The allocation of the preliminary purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management's estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma consolidated financial statements may be subject to change.

Notes to the Pro Forma Consolidated Financial Statements
As at and for the six-month period ended January 31, 2016 and for the year ended July 31, 2015
(In Canadian dollars)
(Unaudited)

1)	Basis of presentation (continued)

For purposes of these pro forma consolidated financial statements, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to exploration and evaluation assets. The final purchase price allocations may differ materially from the allocations included herein.

2)	Significant accounting policies

In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify Nighthawk’s accounting policy differences where the impact was potentially material and could be reasonably estimated.

3)	Transaction

On February 24, 2016, Nighthawk entered into binding definitive agreement providing for a share exchange takeover bid with Superior.  The shareholders of Superior will receive 0.32493545 common shares of Nighthawk, respectively for each Superior common share held.  Following completion of the Transaction, the amalgamated company holding all of Superior assets will be a wholly-owned subsidiary of Nighthawk.  The Transaction will be structured as an acquisition of common shares of Superior by way of a plan of arrangement.

At the statement of financial position date, 19,528,250 issued and outstanding Superior common share purchase warrants and 7,875,000 stock-options will be converted at an exchange ratio of 0.32493545:1 with an average exercise price of $0.52/share for the Nighthawk common share purchase warrants and of $0.50/share for the Nighthawk stock options.

Pursuant to the Transaction, former Superior shareholders will be issued an aggregate of 54,285,714 Nighthawk common shares representing approximately 48.15% of Nighthawk’s common shares issued and outstanding post Transaction. Existing Nighthawk shareholders will hold 51.85% in the combined company post Transaction.

The Transaction has been accounted for as an asset acquisition, as Superior does not meet the definition of a business under IFRS 3, Business Combinations.

The unaudited pro forma consolidated financial statements assume that the cost of the acquisition is $4,282,710 being the fair value of the 167,066,146 issued and outstanding Superior shares acquired at their estimated value of $0.024/share, the estimated transaction costs of Nighthawk of approximately $141,000, the replacement of the stock options of Superior with an estimated fair value of $69,825, and the replacement of Superior warrants with an estimated fair value of $456. The options and warrants were valued using the Black-Scholes model with an average estimated life of 2.09 and 0.31 years, average estimated volatility of 122% and 122% and an average exercise price of $0.50 and $0.52 per common share, respectively.

Notes to the Pro Forma Consolidated Financial Statements
As at and for the six-month period ended January 31, 2016 and for the year ended July 31, 2015
(In Canadian dollars)
(Unaudited)

3)	Pro forma assumptions and adjustments

The following table summarizes the estimated consideration paid and fair value of assets acquired and liabilities assumed as at the date of the Transaction:

a)
To record the acquisition by Nighthawk at an estimated fair value equivalent to the purchase price of $4,282,710 as detailed above and to eliminate the book value of Superior’s equity accounts. All Superior options and warrants are assumed to be converted into Nighthawk options and warrants, respectively. The weighted average fair value of the options has been determined to be $0.03 per option or $69,825 (volatility rate of 122%, dividend yield of 0%, risk-free rate of 0.46% and an expected life of 2.09 years). The weighted average fair value of the warrants has been determined to be $0.00007 per warrant or $456 (volatility rate of 122%, dividend yield of 0%, risk-free rate of 0.43% and an expected life of 0.31 years).

b)	To record the estimated transaction costs of Nighthawk of $141,000. These transaction costs have been recorded as acquisition costs to the exploration and evaluation assets.

c)	Total transaction costs of Superior have been estimated at $129,000 based on management’s best estimate.

d)
To reclassify Superior’s consolidated statement of loss for the period ended January 31, 2016 to conform to Nighthawk’s presentation. Rent expense of $25,366 has been reclassified from Rent to Office and Administration expense.

e)
To reclassify Superior’s statement of loss for the year ended July 31, 2015 to conform to Nighthawk’s presentation. Rent expense of $45,192 has been reclassified from Rent to Office and Administration expense.

Notes to the Pro Forma Consolidated Financial Statements
As at and for the six-month period ended January 31, 2016 and for the year ended July 31, 2015
(In Canadian dollars)
(Unaudited)

5)	Pro forma weighted average number of common shares

Pro forma actual weighted average number of common shares of Nighthawk’s common shares outstanding for the respective period as follows:

As Nighthawk reported pro forma losses for the year ended July 31, 2015 and the six-month period ended January 31, 2016, all potentially dilutive common shares are deemed to be anti-dilutive and thus diluted pro forma loss per share is equal to the basic pro forma loss be share for both periods.